EXHIBIT C-3

Supplementary Information and
Notices of Ways and Means Motions Included

© Her Majesty the Queen in Right of Canada (2005)
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Cat. No.: F1-23/2005-3E
ISBN 0-660-19437-6

1

Introduction and Overview

INTRODUCTION AND OVERVIEW

Budget 2005—Delivering on Commitments

Introduction

Budget 2005 presents a balanced strategy to build a 21st century economy that will improve the well-being of all Canadians. A productive, growing economy creates jobs, boosts incomes, and supports investments in the quality of Canadian life, and gives us the means to meet our global responsibilities and seize global opportunities.

     There are four key drivers that will increase Canadians’ well-being and ensure that our citizens can achieve their goals:

▪ A robust economy.

▪ Secure social foundations.

▪ A sustainable environment.

▪ A sound fiscal framework.

     With the proper policy framework, these four drivers operate as a “virtuous circle,” with each element strengthening and reinforcing the others to foster environmentally sustainable growth and an improving quality of life for Canadians. For example:

▪ A robust economy provides resources for increased investments to meet social and environmental objectives.

▪ A secure society that invests in health and education provides the opportunities and the confidence for all Canadians to participate in the economy, contributing to a better standard of living.

▪ An environmentally sustainable economy improves the health of Canadians today, safeguards—and reduces costs for—future generations, and provides innovative opportunities to enhance the competitiveness of business.

▪ Maintaining a sound fiscal framework supports the economy while still providing the Government with the resources to help address economic, social and environmental priorities of Canadians.

THE BUDGET PLAN 2005

     Budget 2005 incorporates all of these elements while maintaining a balanced budget, and setting aside additional resources for debt reduction and to deal with unforeseen economic shocks.

     The Government has made several commitments to Canadians:

▪	To secure Canada’s social foundations.

▪	To implement policies that support a productive and growing economy.

▪	To develop a green economy and sustainable communities.

▪	To meet Canada’s global responsibilities.

▪	To maintain a sound fiscal framework.

Budget 2005 delivers on these commitments.

INTRODUCTION AND OVERVIEW

Highlights

Economic Developments and Prospects

▪	Canada has achieved an outstanding fiscal turnaround since the early 1990s. This, combined with low and stable inflation, has enabled the economy to better weather economic shocks.

▪	Exceptionally strong employment growth (the highest in the Group of Seven) and improved productivity growth have given Canada the fastest rate of increase in living standards among G-7 countries since balancing the budget in 1997.

▪	The Canadian economy grew at a solid pace in the first three quarters of 2004, thanks to consistent growth in final domestic demand. Real gross domestic product (GDP) advanced 2.7 per cent in the first quarter before strengthening to 3.9 per cent in the second and 3.2 per cent in the third.

▪	Since the end of 2002, the Canadian dollar has appreciated more than 25 per cent against the U.S. dollar. On a trade-weighted basis, the Canadian dollar has risen more than any other major floating currency. Adjusting to this rapid appreciation is a major challenge for Canadian exporters.

▪	Private sector forecasters expect somewhat weaker near-term economic growth than previously anticipated. When surveyed in December by the Department of Finance, the forecasters expected growth to be 2.9 per cent in 2005, down from 3.2 per cent in the November 2004 Economic and Fiscal Update. For 2006, they expect growth of 3.1 per cent, unchanged from the November Update.

▪	Despite the still-encouraging growth outlook for the Canadian and global economies, there remain significant risks.

▪	In the near term, the large and persistent U.S. current account deficit presents a key risk. This imbalance could result in a further depreciation of the U.S. dollar against all major currencies, including the Canadian dollar. The speed at which the economy adjusts to an appreciation of the Canadian dollar and the magnitude of the adjustment are also uncertain.

THE BUDGET PLAN 2005

▪	Over the medium term, the U.S. budget deficit remains the principal downside risk. If not corrected, the deficit could put upward pressure on interest rates, crowd out business investment and dampen growth in both the U.S. and Canada. Conversely, a serious effort to reduce the budget deficit could temporarily lower growth in the U.S., which would also negatively affect Canadian growth.

▪	While the risks to the outlook are negative on balance, a strong macroeconomic framework has improved Canada’s ability to deal with these risks should they materialize.

INTRODUCTION AND OVERVIEW

Securing Canada’s Social Foundations

▪	The 2004 10-Year Plan to Strengthen Health Care set out a commitment by all governments to improve access and reduce wait times. In support of the plan, the Government of Canada committed $41.3 billion over the next 10 years in new federal funding for provinces and territories.

▪	A new framework will be established for Equalization and Territorial Formula Financing providing $33.4 billion more over 10 years than the annual amounts for 2004–05 estimated in Budget 2004.

Health Care

▪	Budget 2005 provides $805 million over five years to deliver on the Government’s commitment to invest in health care in direct federal support in the following areas:

–	Health human resources.

–	Healthy living and chronic disease prevention.

–	Pandemic influenza preparedness.

–	Drug safety.

–	Environmental health.

Tax Changes to Improve Fairness and Support Participation

▪	Budget 2005 makes the tax system fairer by:

–	Acting on the recommendations of the Technical Advisory Committee on Tax Measures for Persons with Disabilities.

–	Doubling, to $10,000, the maximum amount of medical- and disability-related expenses that caregivers can claim on behalf of their dependants, beginning with the 2005 taxation year.

–	Introducing a non-refundable tax credit to recognize specified adoption expenses, up to a maximum of $10,000, effective for the 2005 tax year and beyond.

THE BUDGET PLAN 2005

Improving Support for Seniors

▪	To address the evolving needs of seniors:

– Guaranteed Income Supplement benefits for low-income seniors will be increased by $2.7 billion over five years as a result of increases in monthly benefits of $36 for singles and $58 for couples by January 2007.

– Funding for the New Horizons for Seniors program will be increased from $10 million to $25 million a year to promote voluntary sector activities by and in support of seniors.

Strengthening Aboriginal Communities

▪	The Government of Canada is committed to a renewed partnership with Aboriginal people and has initiated a Canada-Aboriginal Peoples Roundtable process that will be completed later this year.

▪	Budget 2005 invests $735 million over the next five years, in addition to the $700 million over five years for Aboriginal health programs announced in September 2004, to address urgent needs, with a focus on children, youth and their families, including:

– $345 million over the next five years for First Nations early learning and child care, special education, and child and family services.

– $340 million over the next five years for First Nations housing on reserves, Aboriginal languages and culture, and the Aboriginal Healing Foundation.

INTRODUCTION AND OVERVIEW

Supporting Canada’s Heritage

▪	In support of culture, diversity and sport, Budget 2005:

– Commits an additional $688 million for the Tomorrow Starts Today art and culture package that builds on earlier investments and extends the initiative for a full five years.

– Invests $171 million over five years to celebrate Canada and to help Canadian diversity find its voice in communities across the country.

– Provides $70 million a year to Sport Canada, doubling its ongoing funding to $140 million in 2005–06 from $70 million in 2004–05.

Justice Framework

▪	Budget 2005 provides funding for measures that will help address the social origins of crime and victimization in Canada, and to ensure that war criminals do not find safe haven in Canada.

THE BUDGET PLAN 2005

A Productive, Growing and Sustainable Economy

Investments in Canadian Capabilities

Investing in People

Building on investments made by the Government of Canada in recent budgets, Budget 2005 makes significant strategic investments in building a highly skilled and adaptable workforce.

▪	$5 billion over five years to start building a framework for an Early Learning and Child Care initiative in collaboration with provinces and territories.

▪	An additional $120 million over five years to improve the Special Education Program for First Nations children living on reserve.

▪	$398 million over the next five years to enhance settlement and integration programs and improve client services for newcomers to Canada.

▪	$125 million over the next three years for next steps for the Workplace Skills Strategy.

▪	$30 million over three years to the National Literacy Secretariat.

Investing in Ideas and Enabling Technologies

Budget 2005 makes major strategic investments in building a world-class research environment in Canada through measures such as:

▪	$375 million over five years for the three federal research granting councils.

▪	$165 million to Genome Canada to sustain its support for breakthrough genomics research.

▪	$126 million over five years to support groundbreaking research in particle physics at the University of British Columbia’s TRIUMF science facility.

▪	$75 million over five years to help meet the indirect costs of federally supported research at hospitals and universities.

INTRODUCTION AND OVERVIEW

Investing in Regions and Sectors

Budget 2005 helps strengthen the economies of Canada’s regions through initiatives, including:

▪	Increased funding of $800 million for regional economic development agencies in Atlantic Canada, Western Canada, Quebec and Northern Ontario.

▪	$120 million towards the development of a comprehensive Northern Strategy for economic development.

▪	Additional investments in key sectors of Canada’s economy such as agriculture and space.

Economic Policy Framework

A Fair and Competitive Tax System

Budget 2005 reduces taxes for individuals—especially low- and modest-income Canadians. It will also promote economic growth by making Canada’s tax system more efficient and competitive. Under the measures set out in the budget:

▪	The amount of income that all Canadians may earn without paying federal income tax will increase to $10,000. 860,000 taxpayers will be removed from the tax rolls, including about 240,000 seniors.

▪	RRSP annual contribution limits will be increased to $22,000 and corresponding increases made for employer-sponsored registered pension plans.

▪	The corporate surtax will be eliminated and the 21-per-cent general corporate income tax rate will be reduced to 19 per cent, maintaining our tax rate advantage relative to the U.S.

▪	Capital cost allowance rates will be better aligned with the useful life of assets.

THE BUDGET PLAN 2005

More Efficient and Effective Markets

To improve Canada’s business climate, Budget 2005 commits the Government to:

▪	Eliminate the 30-per-cent foreign property limit on pension investments.

▪	Increase deposit insurance coverage to $100,000 from $60,000.

▪	Consult with Canadians on refinements to the legislative framework for the financial sector to improve consumer protection and promote greater efficiency.

▪	Work with the provinces and territories to reach an agreement by year-end on an enhanced system of securities regulation.

▪	Introduce regulatory reforms and other initiatives that will advance Canada’s record of strong economic growth and job creation.

INTRODUCTION AND OVERVIEW

Moving Toward a Sustainable Environment and Sustainable Communities

Ensuring a Sustainable Environment

In Budget 2005, the Government of Canada is making major investments to preserve our natural environment and to address climate change. These investments, totalling over $5 billion over the next five years (including over $3 billion of new funding), include:

▪	$1 billion for an innovative Clean Fund to further stimulate cost-effective action to reduce greenhouse gas emissions in Canada.

▪	$225 million to expand the successful EnerGuide for Houses Retrofit Incentive program for Canadians.

▪	$200 million to support the development of a Sustainable Energy Science and Technology Strategy.

▪	$200 million over five years and a total of $920 million over 15 years to further stimulate the use of wind power to generate energy. This delivers on the Government of Canada’s commitment to quadruple the Wind Power Production Incentive.

▪	$97 million over five years and a total of $886 million over 15 years to stimulate the development and use of forms of renewable energy other than wind, such as small hydro, biomass and landfill gas.

▪	An estimated $295 million in enhanced tax incentives through accelerated capital cost allowance (CCA) to encourage investment in efficient and renewable energy generation and establishing that new accelerated CCA will only be considered for investments in green technology.

▪	$300 million provided to enrich the Green Municipal Funds, which make investments in innovative green municipal projects. Half of this amount will be targeted to the cleanup of brownfields.

▪	$85 million to fund strategic investments to minimize the risk of invasive alien animal and plant species damaging our environment and economy.

THE BUDGET PLAN 2005

▪	$40 million to improve the ecological integrity of the Great Lakes ecosystem.

▪	$28 million over two years to preserve the health of Canada’s oceans. $15 million per year ongoing to ensure the conservation of our fisheries in the Northwest Atlantic.

▪	$90 million to support scientific assessments and research under the Canadian Environmental Protection Act, which will help reduce the exposure of Canadians to potentially harmful substances.

▪	$209 million for the maintenance and acquisition of capital assets in national parks and $60 million to restore the ecological integrity of parks.

Delivering on a New Deal for Cities and Communities

Budget 2005 delivers on the Government of Canada’s commitment to provide cities and communities with long-term, reliable sources of funding to meet their needs. Specifically, the Government commits to:

▪	Implement its pledge to share $5 billion worth of gas tax revenue over the next five years:

– In 2005–06, the share of the federal gas tax dedicated to cities and communities will be $600 million.

– By 2009–10, the share will increase to $2 billion, representing 5 cents per liter.

▪	Renew federal infrastructure programs such as the Canada Strategic Infrastructure Fund and the Municipal Rural Infrastructure Fund, which invest more than 50 per cent of funding toward sustainable infrastructure.

The gas tax sharing, the goods and services tax (GST) rebate implemented in Budget 2004 and the Green Municipal Funds (referenced above) will provide Canadian communities with over $9 billion over the next five years.

INTRODUCTION AND OVERVIEW

Meeting Our Global Responsibilities

International Assistance

▪	An increase of $3.4 billion over the next five years for international assistance with the goal of doubling assistance by 2010–11 from its 2001–02 level.

▪	Double aid to Africa by 2008–09 from its 2003–04 level.

▪	$172 million for a new Canadian debt relief initiative for the world’s poorest countries plus an additional $34 million contribution to the Heavily Indebted Poor Countries (HIPC) debt relief initiative.

▪	$425 million to support the immediate humanitarian response to the tsunami disaster and long-term reconstruction, including approximately $200 million to match donations made by individual Canadians.

▪	$342 million in additional funding to combat diseases in developing countries. This includes funds for The Global Fund to Fight AIDS, Tuberculosis and Malaria, the Global Alliance for Vaccines and Immunization (GAVI), and the Global Polio Eradication Initiative, with the goal of eradicating polio worldwide in 2005.

▪	A new approach for international assistance funding designed to better deal with diverse international commitments and unforeseen events, while providing greater stability to core spending.

Foreign Policy

▪	$500 million over five years to fund global peace and security initiatives, from the $3.4-billion increase in international assistance, to promote international security.

▪	$42 million over five years for increasing the diplomatic staff of Canada’s diplomatic missions abroad to strengthen our capacity to pursue a more engaged foreign policy and to represent Canada’s interests more effectively.

▪	$59 million to address the most pressing security needs at Canadian diplomatic missions abroad.

THE BUDGET PLAN 2005

Defence and Security

▪	Over $12 billion in new money for defence ($7 billion in budgetary funding) over five years—the largest increase in a five-year period in the last 20 years.

▪	Delivers on the Government’s commitment to expand the Canadian Forces (the Forces) by 5,000 troops and the reserves by 3,000.

▪	Important investments in the operational sustainability of the Forces.

▪	More than $2.5 billion for new medium capacity helicopters, utility aircraft, military trucks and specialized facilities.

▪	$3.8 billion for capital and other projects to support new roles for the military identified in the upcoming defence policy review.

▪	$1.0 billion over five years in support of key national security initiatives.

Trade and Investment

▪	A renewed commitment to enhance our presence in fast-growing emerging markets, while strengthening our access to North American markets.

▪	New support for enhanced science and technology cooperation with other countries.

INTRODUCTION AND OVERVIEW

Sound Financial Management

▪	The Government is committed to sound financial management, including delivering balanced budgets or better through prudent budget planning, reducing the burden of the federal debt, and improving expenditure efficiency and oversight.

▪	After accounting for the fiscal impact of proposed new initiatives, Budget 2005 projects balanced budgets or better in 2004–05 and in each of the next five fiscal years. 2004–05 will mark the eighth consecutive balanced budget achieved by the Government of Canada, the first time this has happened since Confederation. According to the Organisation for Economic Co-operation and Development (OECD), Canada was the only Group of Seven (G-7) country to record a total government budget surplus in 2004, for the third consecutive year, and is projected to be the only country in surplus again in 2005 and 2006.

▪	The 2005 budget maintains the annual $3-billion Contingency Reserve. It also includes an additional amount for economic prudence to provide greater assurance that the balanced budget targets will be met. If not needed, the amounts set aside for economic prudence will be released to fund government priorities. The Contingency Reserve—if not needed to deal with unforeseen circumstances—will go each and every year to reduce the federal debt (accumulated deficit).

▪	This budget reaffirms the Government’s objective set out in the 2004 budget to reduce the federal debt-to-GDP (gross domestic product) ratio to 25 per cent by 2014–15. As a result, debt-servicing costs will absorb a smaller share of revenues, placing the Government in a better position to deal with the fiscal pressures of an aging population.

▪	The federal debt (accumulated deficit) as a percentage of GDP is projected to fall to 38.8 per cent in 2004–05, down from its peak of 68.4 per cent in 1995–96. With the commitment to balanced budgets in each of the next five fiscal years, and based on the average private sector forecast for nominal GDP growth, it is estimated that the federal debt-to-GDP ratio will decline to about 30.6 per cent in 2009–10.

THE BUDGET PLAN 2005

▪	Five-year projections are presented in this budget. This is for greater transparency, reflecting the fact that the vast majority of the commitments made in this budget extend beyond the traditional two-year budget horizon.

▪	The Cabinet Committee on Expenditure Review (ERC) has identified cumulative savings totalling almost $11 billion over the next five years. These savings have been reinvested in core responsibilities of the Government. The work of the ERC constitutes a significant first step toward a culture of ongoing reallocation and is complemented by other measures to improve financial accountability and management.

▪	The federal revenue-to-GDP ratio is projected to decline from 15.3 per cent in 2003–04 to 14.5 per cent by 2009–10, reflecting one-time revenue gains last year as well as the impact of the tax reduction measures announced in this and previous budgets.

▪	The ratio of program expenses to GDP will increase to 12.2 per cent in 2004–05, reflecting the substantial increase in transfers to provinces for health care and Equalization. For the remainder of the planning period, the ratio is projected to be 11.9 per cent.

INTRODUCTION AND OVERVIEW

Table 1.1
Initiatives Included in 2004 Fall Update

	2004–05	2005–06	2006–07	2007–08	2008–09	2009–10	Total
	(millions of dollars)
10-Year Plan to Strengthen Health Care[1]	5,750	2,595	2,380	2,303	2,634	3,242	18,905

Equalization/ Territorial Formula Financing framework	1,454	1,590	2,042	2,508	2,992	3,493	14,080

Additional BSE (bovine spongiform encephalopathy)	311	187	24	12	12		544

Other	40	35	73	61	42	42	294

Total	7,555	4,407	4,519	4,884	5,680	6,777	33,824

1 Adjusted for impact of accounting for Wait Times Reduction Fund in 2004–05.

THE BUDGET PLAN 2005

Table 1.2

Budget 2005 Initiatives

	2004–05	2005–06	2006–07	2007–08	2008–09	2009–10	Total
	(millions of dollars)
Securing Canada’s Social Foundations
Additional federal health investments		100	152	174	189	190	805
Tax fairness	5	62	62	72	72	82	355
Seniors		89	439	718	746	773	2,765
Strengthening Aboriginal communities	40	142	187	102	82	82	635
Supporting Canada’s heritage		379	309	303	299	327	1,616
Strengthening the justice framework		51	51	51	21	21	193

Total cost	45	823	1,200	1,419	1,408	1,474	6,369

A Productive, Growing and Sustainable Economy
Investing in people	700	73	817	1,343	1,303	1,331	5,567
Investing in ideas and enabling technologies	235	111	119	122	114	111	811
Investing in regions and sectors	120	365	386	422	445	403	2,141
A fair and competitive tax system	15	187	557	1,152	4,301	6,556	12,768
More efficient and effective markets		5					5

Total cost	1,070	740	1,879	3,039	6,162	8,401	21,292

Moving Toward a Sustainable Environment and Sustainable Communities
Ensuring a sustainable environment	300	586	657	1,010	1,065	1,165	4,783
Investments in communities: gas tax		600	600	800	1,000	2,000	5,000
Total	300	1,186	1,257	1,810	2,065	3,165	9,783

Less amounts earmarked in previous budgets		470	550	750	250	200	2,220

Total cost	300	716	707	1,060	1,815	2,965	7,563

Meeting Canada’s Global Responsibilities
International assistance	711	100	368	657	970	1,307	4,113
Strengthening National Defence		500	600	1,100	2,125	2,675	7,000
Ensuring the security of Canadians		179	204	209	206	211	1,009
Strengthening the capacity of the Foreign Service		13	15	18	18	18	82
Setting new trade and investment priorities		4	4	4	4	4	20

Total	711	796	1,190	1,988	3,323	4,215	12,224

Less amounts earmarked in 2004 fall Update			268	557	870	1,207	2,901

Total cost	711	796	923	1,431	2,453	3,008	9,323

Other	903	367	551	951	801	776	4,349

Total spending and tax initiatives	3,029	3,442	5,260	7,900	12,640	16,623	48,895

Less ERC savings available for budget initiatives	-287	460	937	1,661	2,064	2,219	7,054

Total net cost of initiatives	3,316	2,982	4,323	6,239	10,576	14,404	41,841

INTRODUCTION AND OVERVIEW

Table 1.3
Initiatives Since Budget 2004

	2004–05	2005–06	2006–07	2007–08	2008–09	2009–10	Total
	(millions of dollars)
Securing Canada’s Social Foundations
10-Year Plan to Strengthen Health Care[1]	5,750	2,595	2,380	2,303	2,634	3,242	18,905
Additional federal Health investments		100	152	174	189	190	805
Equalization/Territorial Formula Financing framework	1,454	1,590	2,042	2,508	2,992	3,493	14,080
Tax fairness	5	62	62	72	72	82	355
Seniors		89	439	718	746	773	2,765
Strengthening Aboriginal communities	40	142	187	102	82	82	635
Supporting Canada’s heritage		379	309	303	299	327	1,616
Strengthening the justice framework		51	51	51	21	21	193

Total cost	7,249	5,008	5,622	6,230	7,034	8,209	39,353

A Productive, Growing and Sustainable Economy
Investing in people	700	73	817	1,343	1,303	1,331	5,567
Investing in ideas and enabling technologies	235	111	119	122	114	111	811
Investing in regions and sectors	431	552	410	434	457	403	2,686
A fair and competitive tax system	15	187	557	1,152	4,301	6,556	12,768
More efficient and effective markets		5					5

Total cost	1,381	927	1,903	3,051	6,174	8,401	21,837

Moving Toward a Sustainable Environment and Sustainable Communities
Ensuring a sustainable environment	300	586	657	1,010	1,065	1,165	4,783
Investments in communities: gas tax		600	600	800	1,000	2,000	5,000
Total	300	1,186	1,257	1,810	2,065	3,165	9,783
Less amounts earmarked in previous budgets		470	550	750	250	200	2,220

Total cost	300	716	707	1,060	1,815	2,965	7,563

Meeting Canada’s Global Responsibilities
International assistance	711	100	368	657	970	1,307	4,113
Strengthening National Defence		500	600	1,100	2,125	2,675	7,000
Ensuring the security of Canadians		179	204	209	206	211	1,009
Strengthening the capacity of the Foreign Service		13	15	18	18	18	82
Setting new trade and investment priorities		4	4	4	4	4	20

Total	711	796	1,190	1,988	3,323	4,215	12,224
Less amounts earmarked in 2004 fall Update			268	557	870	1,207	2,901

Total cost	711	796	923	1,431	2,453	3,008	9,323
Other	943	402	624	1,012	843	818	4,643

Total spending and tax initiatives	10,584	7,849	9,779	12,784	18,320	23,401	82,719

Less ERC savings available for budget initiatives	-287	460	937	1,661	2,064	2,219	7,054

Total net cost	10,871	7,389	8,842	11,123	16,256	21,182	75,665

1 Adjusted for impact of accounting for Wait Times Reduction Fund in 2004–05.

2

Economic Developments and Prospects

THE BUDGET PLAN 2005

        Highlights

▪	Canada has achieved an outstanding fiscal turnaround since the early 1990s. This, combined with low and stable inflation, has enabled the economy to better weather economic shocks.

▪	Exceptionally strong employment growth (the highest in the Group of Seven) and improved productivity growth have given Canada the fastest rate of increase in living standards among G-7 countries since balancing the budget in 1997.

▪	The Canadian economy grew at a solid pace in the first three quarters of 2004, thanks to consistent growth in final domestic demand. Real gross domestic product (GDP) advanced 2.7 per cent in the first quarter before strengthening to 3.9 per cent in the second and 3.2 per cent in the third.

▪	Since the end of 2002, the Canadian dollar has appreciated more than 25 per cent against the U.S. dollar. On a trade-weighted basis, the Canadian dollar has risen more than any other major floating currency. Adjusting to this rapid appreciation is a major challenge for Canadian exporters.

▪	Private sector forecasters expect somewhat weaker near-term economic growth than previously anticipated. When surveyed in December by the Department of Finance, the forecasters expected growth to be 2.9 per cent in 2005, down from 3.2 per cent in the November 2004 Economic and Fiscal Update. For 2006, they expect growth of 3.1 per cent, unchanged from the November Update.

▪	Despite the still-encouraging growth outlook for the Canadian and global economies, there remain significant risks.

▪	In the near term, the large and persistent U.S. current account deficit presents a key risk. This imbalance could result in a further depreciation of the U.S. dollar against all major currencies, including the Canadian dollar. The speed at which the economy adjusts to an appreciation of the Canadian dollar and the magnitude of the adjustment are also uncertain.

ECONOMIC DEVELOPMENTS AND PROSPECTS

▪	Over the medium term, the U.S. budget deficit remains the principal downside risk. If not corrected, the deficit could put upward pressure on interest rates, crowd out business investment and dampen growth in both the U.S. and Canada. Conversely, a serious effort to reduce the budget deficit could temporarily lower growth in the U.S., which would also negatively affect Canadian growth.

▪	While the risks to the outlook are negative on balance, a strong macroeconomic framework has improved Canada’s ability to deal with these risks should they materialize.

Note: This chapter incorporates data available up to February 7, 2005. Figures in this chapter are at annual rates unless otherwise noted.

THE BUDGET PLAN 2005

Introduction

This chapter reviews recent economic developments and prospects. Using the average of private sector economic forecasts, it establishes the economic-planning assumptions that underlie the Government’s budget plan and presents an assessment of risks and uncertainties associated with the economic outlook.

     The Canadian economy recorded solid growth in the first three quarters of 2004, supported by healthy increases in final domestic demand. Strong global growth in 2004 and rising demand for Canadian commodities contributed to a mid-year burst of increased export activity. However, the rising Canadian dollar took its toll on exports in the latter part of the year.

     Looking ahead, forecasters expect somewhat weaker near-term economic growth than estimated at the time of the November 2004 Economic and Fiscal Update. This reflects the recent appreciation of the Canadian dollar. The risks to the forecast are mainly external, stemming from uncertainty about further exchange rate adjustments and their impact on domestic demand.

     Before turning to recent developments in the Canadian economy and the outlook, this chapter will review Canada’s fiscal and monetary framework, which has contributed to sustained improvements in Canadian living standards over the past eight years and enhanced the overall resiliency of the economy.

ECONOMIC DEVELOPMENTS AND PROSPECTS

A Review of Canada’s Macroeconomic Framework

A decade of achievement—Canada’s fiscal turnaround is unmatched among G-7 countries

▪ Canada’s fiscal performance over the past 10 years is unmatched among G-7 countries. In 1995 Canada’s total government deficit was well above the G-7 average. However, significant fiscal improvements at all levels of government enabled Canada’s total government to post a surplus in 1997. Since then Canada has recorded a total government surplus every year, while the average deficit among G-7 countries has deteriorated rapidly since 2000. Indeed, Canada has been the only G-7 country to record a total government budget surplus in each of the past three years. This strong overall fiscal performance, together with sustained economic growth, has given Canada a net debt-to-GDP ratio of a projected 31 per cent in 2004, the lowest in the G-7.

THE BUDGET PLAN 2005

▪ The macroeconomic reforms taken over the last decade have enabled the Canadian economy to weather economic shocks better than in the past. The OECD recently acknowledged this benefit, stating: “the Canadian economy has delivered solid performance for nearly a decade with increased resilience to economic shocks, demonstrating the benefits of a well designed macroeconomic framework and the pay off from a range of structural reforms implemented since the late 1980s.”1

[1]	OECD, Economic and Development Review Committee, Economic Survey of Canada (October 2004).

ECONOMIC DEVELOPMENTS AND PROSPECTS

Improved national saving has put net foreign debt on a firm downward track

▪ In 1993 the total government deficit meant that Canada needed foreign sources of saving of 2.1 per cent of GDP to finance domestic investment. As a result, net foreign debt as a share of GDP increased, peaking at more than 43 per cent in 1993.

▪ However, the shift from deficits to surpluses has reduced Canada’s reliance on foreign sources of funds and has helped generate sustained current account surpluses, lowering Canada’s net foreign debt to about 15 per cent of GDP in 2004.

▪ Reducing net foreign debt benefits Canada by reducing net investment income flows to foreigners and cutting the economy’s exposure to global financial market shocks.

▪ These developments stand in sharp contrast to the United States, where large current account deficits raised the stock of net foreign debt as a per cent of GDP to more than 21 per cent by 2003.

THE BUDGET PLAN 2005

Years of low and stable inflation, along with a track record of fiscal discipline, have led to low interest rates

▪ The credibility of Canada’s monetary policy, achieved through more than a decade of low and stable inflation, has complemented fiscal reform.

▪ Since 1993 inflation in Canada has averaged 1.9 per cent, which is very close to the mid-point of the current inflation-targeting range of 1 to 3 per cent agreed upon by the Bank of Canada and the Government of Canada.

▪ Low and stable inflation, together with a strong fiscal position, has given the Bank of Canada the flexibility to respond quickly and decisively to negative shocks either from external sources, such as the global slowdown in 2001, or domestic shocks such as the economic effects of severe acute respiratory syndrome and bovine spongiform encephalopathy (mad cow disease).

▪ Furthermore, by eliminating the deficit and moving to sustained fiscal surpluses in 1997, Canada has improved its international fiscal credibility, restoring its AAA rating in financial markets. This in turn has led to reductions in risk premiums and interest rates.

▪ Lower interest rates and the reduction of public debt have trimmed debt-servicing costs, freeing up resources to deliver significant tax reductions to all Canadians and to invest in key strategic areas in support of economic growth. Lower interest rates have also provided strong support to interest-sensitive sectors such as housing, consumer spending and business investment.

ECONOMIC DEVELOPMENTS AND PROSPECTS

Sound fiscal and monetary policies have contributed to increased employment and sustained improvements in Canadian living standards

▪ Improved fiscal and monetary policies have created the conditions for stronger growth in employment and productivity. These two factors have driven significant gains in Canadian living standards since 1997.

▪ Canada achieved exceptionally strong employment growth between 1997 and 2004—by far the best in the G-7 and nearly double the pace recorded in the U.S. In 2003 Canada had the second highest employment rate—the proportion of Canadians between the ages of 15 and 64 with a job2—in the G-7.

▪ Productivity growth in Canada has also improved, rising on average 1.7 per cent per year over the past eight years, compared with average growth of 1.1 per cent per year between 1980 and 1996.

▪ Between 1997 and 2004 Canada ranked first in the G-7 in average real GDP per capita growth, which is the most commonly used measure of the change in average living standards. This is the result of stronger employment and productivity growth. Canada’s real GDP per capita increased more in the past 8 years than in the previous 18.

[2]	The official definition of the employment rate in Canada is the number of employed persons as a share of the population 15 years of age and older.

THE BUDGET PLAN 2005

Recent Canadian Economic Developments

Final domestic demand supported Canadian economic growth in the first three quarters of 2004

▪ The Canadian economy grew at a solid pace in the first three quarters of 2004, thanks in large part to consistent growth in final domestic demand.

▪ Strong export growth also supported GDP from late 2003 to mid-2004, partly as a result of robust global demand.

▪ Exports have weakened since mid-2004 in part because of the appreciation of the Canadian dollar.

ECONOMIC DEVELOPMENTS AND PROSPECTS

Employment growth has remained strong ...

▪ Between January 2003 and January 2005, the economy created more than 500,000 new jobs, nearly all of which were full-time. The employment rate reached a record high of 62.8 per cent in May 2004 and remained close to that level for the rest of the year and into 2005. Both the employment rate and the participation rate—the total labour force expressed as a percentage of the working-age population—remain higher in Canada than in the U.S.

▪ With strong job creation in Canada, the unemployment rate fell from nearly 8.0 per cent in August 2003 to a low of 7.0 per cent in January 2005, despite near record rates of participation in the labour market.

▪ Employment increased throughout Canada, with British Columbia and Prince Edward Island recording the largest percentage increases.

THE BUDGET PLAN 2005

... which has contributed to disposable income growth

▪ Strong job gains, particularly in full-time positions, have contributed to growing real personal disposable income per capita.

▪ In the third quarter of 2004, real personal disposable income per capita was 1.3 per cent higher than the level of a year earlier, and it has grown 14 per cent since its trough in the second quarter of 1996.

ECONOMIC DEVELOPMENTS AND PROSPECTS

Employment gains and disposable income growth have supported consumer confidence and growth in consumer spending

▪ Canadian consumers were upbeat in 2004 as a result of solid full-time job growth and rising incomes. Surveys show that nearly 60 per cent of Canadians felt that it was a good time to make a major purchase and over 30 per cent expected further income gains.

▪ This confidence, along with income growth, supported consumer spending. Consumption growth rebounded at the beginning of 2004 following slow growth at the end of 2003 and remained healthy in the second and third quarters.

THE BUDGET PLAN 2005

Housing market activity remains strong, aided by continued low interest rates

▪ Low interest rates and higher incomes have contributed to sustained improvements in housing affordability, which stood near its best level on record in 2004. This has supported a very high level of housing activity.

▪ Housing starts reached an average of over 230,000 units in 2004, the highest annual level in 17 years, and 6.9 per cent above the previous year’s level.

ECONOMIC DEVELOPMENTS AND PROSPECTS

Low borrowing costs, healthy profits and strong business confidence  ...

■ In the third quarter of 2004, corporate profits were 22.1 per cent higher than in the third quarter of 2003. At 13.9 per cent, profits as a share of GDP reached a 30-year high and were well above the average of the last 40 years. In particular, mining firms saw profits jump sharply in the third quarter due to strong global demand. As well, oil and gas firms benefited during 2004 from higher prices and strong international demand. In general, strong levels of profitability have allowed firms to strengthen their balance sheets, resulting in low debt levels as a share of corporate net worth.

■ Reflecting in part the strength in profits, business confidence has remained high. About half of the firms surveyed by the Conference Board of Canada in the fourth quarter of 2004 believed that their financial position and profitability will improve over the next six months. Furthermore, the Canadian Federation of Independent Businesses’ survey of small and mid-sized enterprises, released in December 2004, showed that businesses were more confident about their prospects than they had been earlier in the year.

THE BUDGET PLAN 2005

... continue to support business investment, particularly in machinery and equipment—a key driver of productivity growth

■ Business investment spending grew strongly in the first three quarters of 2004, particularly in machinery and equipment. Rapid gains occurred in investment in computers, while growth in software investment and industrial machinery investment rebounded in the third quarter.

■ Business investment was supported by above average levels of capacity utilization in the third quarter. In the fourth quarter of 2004, more than half of firms surveyed felt that it was a good time to make capital investments. Business investment has also been helped by the appreciation of the Canadian dollar, which lowers the price of imported machinery and equipment.

ECONOMIC DEVELOPMENTS AND PROSPECTS

However, exports and imports have been affected by the strength of the Canadian dollar, especially in the latter half of 2004

■ The rapid appreciation of the Canadian dollar appears to have affected exports throughout much of 2003. While exports rebounded faster than expected between late 2003 and mid-2004, they resumed their decline in the third quarter in spite of continued growth in U.S. demand. The renewed weakness likely reflects the effects of both the 2003 and recent further appreciation of the dollar, with much of the adjustment to the recent appreciation still ahead. Adjusting to this appreciation will be a key challenge for exporting firms.

■ On the import side, the stronger Canadian dollar, along with continued strength in Canadian domestic demand, contributed to sustained growth in imports over much of 2003 and 2004.

THE BUDGET PLAN 2005

■ The speed at which dollar movements affect trade depends on a number of factors. An appreciation of the Canadian dollar initially reduces the profits of exporting firms as sales in foreign currency generate lower revenue when converted to Canadian dollars. Some firms can delay the impact on profits through hedging instruments. Firms that have no control over the U.S. dollar price they can charge will see no change in U.S. demand for their products, but will gradually adjust their costs and output in response to lower profits.

■ Some exporters will take advantage of cheaper imported goods to boost their investment spending, which in turn raises productivity. Companies that can offset some of the appreciation by raising the U.S. dollar price they charge their customers may experience a smaller profit decline but will face a direct, and relatively fast, drop in U.S. demand. While large swings in the dollar can affect export and import growth quite quickly, the full adjustment can be protracted. The speed of adjustment is quite uncertain.

ECONOMIC DEVELOPMENTS AND PROSPECTS

The Canadian Dollar

The Canadian dollar appreciated further against the U.S. dollar in 2004

■ The Canadian dollar made rapid gains against the U.S. dollar in 2003, appreciating 22 per cent during the year.

■ After falling back somewhat in early 2004, the Canadian dollar resumed its ascent against the U.S. dollar, gaining 13 per cent between the end of May and the end of December.

■ Stronger global growth and increased demand for commodities has driven part of the rise in the value of the Canadian dollar over the past two years. Since Canada is a net exporter of commodities, our currency often rises against the U.S. dollar when global commodity prices increase.

■ However, the appreciation of the Canadian dollar also reflects global portfolio adjustments in response to persistent U.S. current account imbalances. All major floating currencies have climbed sharply against the U.S. dollar over the past two years.

THE BUDGET PLAN 2005

While many major currencies have appreciated against the U.S. dollar, the Canadian economy is more exposed to U.S. currency fluctuations

■ While some major currencies have appreciated more than the Canadian dollar over the past two years, on a trade-weighted basis the Canadian dollar has risen more than any other major currency.

■ In Canada, total trade, and in particular exports to the U.S., represents a higher proportion of GDP than in many other countries. As a result, the depreciation of the U.S. dollar has been a more significant economic development for Canada than for other major economies.

ECONOMIC DEVELOPMENTS AND PROSPECTS

Strong global demand for commodities has contributed to the appreciation of the Canadian dollar ...

■ Between January 2003 and August 2004, demand for non-energy commodities surged, pushing the non-energy commodity price index up nearly 40 per cent. A boom in North American residential construction led to strong gains in the price of forestry products. Base metal prices rose to a 15-year high in the fourth quarter of 2004, reflecting very strong global demand, and in particular a solid rebound in U.S. manufacturing output.

■ Strong growth in world demand for oil, notably from China and other non-OECD Asian countries, along with instability in the Middle East, has kept oil prices high by historical standards. Oil prices spiked sharply in the fall of 2004, peaking at more than US$55 per barrel in late October. After falling in November and December, oil prices edged back up to US$45 per barrel by early February, 2005.

■ Looking ahead, both energy and non-energy commodity prices are expected to soften, reflecting expectations of a moderation in world economic growth.

THE BUDGET PLAN 2005

... but global current account imbalances have led to a depreciation of the U.S. dollar against many currencies

■ During the first half of the 1980s, the U.S. current account deficit steadily widened to more than 3 per cent of GDP. A significant depreciation of the inflation-adjusted U.S. dollar against the currencies of its major trading partners eventually reduced the current account deficit, but this turnaround took some time.

■ Between 1995 and the first quarter of 2002, the U.S. dollar rose about 30 per cent, contributing to a sustained deterioration in the current account balance. Since then the U.S. dollar has depreciated nearly 15 per cent. However, the U.S. current account deficit has continued to grow, reaching 5.6 per cent of GDP in the third quarter of 2004. Further depreciation of the U.S. dollar is likely needed if the current account deficit is to be significantly reduced.

ECONOMIC DEVELOPMENTS AND PROSPECTS

Employment in the manufacturing sector has been negatively affected by the appreciation of the Canadian dollar

■ The appreciation of the Canadian dollar presents a challenge to Canadian firms that are highly exposed to international trade.

■ During 2003, employment in the Canadian manufacturing sector, which tends to be sensitive to movements in the value of the Canadian dollar, fell more than 55,000 while employment in all other industries increased by more than 337,000.

■ Manufacturing sector employment recovered somewhat in the first half of 2004, with about 26,000 jobs created between December 2003 and June 2004, an increase of 1.1 per cent. During this period employment in all other industries grew 0.7 per cent.

■ In the second half of 2004, manufacturing sector employment weakened again; however, manufacturing sector employment increased 14,000 in January 2005, the largest monthly increase in more than a year.

THE BUDGET PLAN 2005

The Bank of Canada held its key policy rate steady in December and January

■ In January 2004 the Bank of Canada lowered its key policy rate by 25 basis points to 2.5 per cent. The decision reflected the Bank’s view that “the rapid appreciation of the Canadian dollar against the U.S. currency [had] cut into the overall growth of aggregate demand for Canadian goods and services through weaker exports and increased imports.”

■ In both March and April the Bank lowered its policy rate by 25 basis points to “provide some additional monetary stimulus” in order to support the Canadian economy as it adjusted to higher commodity prices, the realignment of world currencies and intensifying competition from emerging-market economies.

■ However, solid economic growth in the second and third quarters reduced excess capacity as the Canadian economy adjusted well to global economic developments. Reflecting its view that the “economy [was then] operating close to its production capacity,” the Bank suggested that “monetary stimulus [needed to] be reduced” and lifted its policy rate in two stages, to 2.5 per cent by mid-October.

■ Citing more moderate prospects for global growth and a further appreciation of the Canadian dollar, the Bank held its policy rate steady at 2.5 per cent in December. In late January 2005, the Bank again held rates constant as recent data indicated the economy was experiencing “a somewhat more pronounced adjustment to the past appreciation of the Canadian dollar.”

ECONOMIC DEVELOPMENTS AND PROSPECTS

Private Sector Economic Forecasts

The Department of Finance surveys about 20 private sector economic forecasters on a quarterly basis regarding their outlook for the Canadian economy. The Department also regularly reviews forecasts for the U.S. and major overseas economies from private sector forecasters and international organizations such as the OECD and the International Monetary Fund.

     Department officials also meet with a group of private sector economists to discuss Canada’s economic outlook and the risks and uncertainties associated with that outlook. The Department’s survey of private sector forecasters is the basis for the economic assumptions that underlie the fiscal projections for the budget.

     The economic forecasts reported here reflect the survey of private sector forecasters conducted by the Department in December following the release of the third-quarter National Accounts by Statistics Canada on November 30, along with the most recent forecasts by private sector economists in the U.S. and by the OECD.

THE BUDGET PLAN 2005

World Economic Conditions

U.S. growth is expected to be strong in 2005, although growth will be somewhat slower than in 2004

■ Despite significant increases in oil prices in 2004, U.S. real GDP grew 4.4 per cent, matching the pace of growth observed in the boom years of 1997 and 1999. This strong growth performance reflected support from large tax cuts in 2003 and a depreciating American dollar.

■ Growth is expected to ease in 2005 as fiscal stimulus ends and interest rates gradually rise. The strong U.S. housing market is expected to slow. However, rising incomes and healthy corporate profits should continue to support consumer spending and business investment and help to sustain growth in domestic demand. The depreciation of the American dollar will also provide support to the U.S. export sector. Overall, according to the latest Blue Chip survey, private sector forecasters expect U.S. growth to average 3.6 per cent this year, similar to expectations at the time of the November 2004 Economic and Fiscal Update, and 3.4 per cent in 2006.

ECONOMIC DEVELOPMENTS AND PROSPECTS

The global expansion remains on track

■ After renewed strength in 2004, global growth is expected to decline somewhat in 2005, as demand from the United States weakens and higher oil prices continue to affect oil-importing economies. Nevertheless, the expansion remains on track and should pick up in 2006 as real GDP growth in OECD countries is expected to increase to 3.1 per cent from 2.9 per cent in 2005.

■ Real GDP in the euro area is expected to grow by 1.8 per cent in 2005 as higher oil prices and a recent renewed appreciation of the euro offsets solid global growth.

■ In Japan, where the economy is still struggling with deflation, growth is expected to fall to 1.8 per cent in 2005 from 4.1 per cent in 2004 due to slower growth in global demand and the continued appreciation of the yen against the U.S. dollar.

■ Growth is also expected to slow in China in 2005, partly in response to the authorities’ efforts to curb over-investment and ease growth to more sustainable levels. Looking forward, China will likely remain an important contributor to growth in Asia as consumer demand strengthens and exports continue to increase despite slower growth in global demand.

THE BUDGET PLAN 2005

The Canadian Economic Outlook

Private sector forecasters expect Canadian growth to pick up gradually in 2005 and 2006

■ Private sector forecasters expect somewhat weaker near-term economic growth for Canada than previously anticipated. Forecasters have lowered their outlook for real GDP growth in 2004 largely as a result of downward revisions by Statistics Canada to real GDP growth in the first half of 2004. The weaker growth outlook for 2005 mainly reflects a more pessimistic assessment by forecasters of the impact of the recent appreciation of the Canadian dollar.

■ Forecasters now expect the economy to grow by 2.7 per cent in 2004, down from 3.0 per cent at the time of the November 2004 Economic and Fiscal Update. For 2005, forecasters expect growth of 2.9 per cent, moderately lower than in November and at the time of the March 2004 budget. The growth outlook for 2006 is 3.1 per cent, unchanged from the Update although slightly lower than the March 2004 budget.

■ Forecasters have also trimmed their outlook for GDP inflation in 2005, in line with expectations of falling commodity prices. As a result, they expect nominal GDP to grow 4.9 per cent in 2005, down from 5.3 per cent at the time of the Update. Nominal GDP is expected to grow 5 per cent in 2006, unchanged from expectations in November.

ECONOMIC DEVELOPMENTS AND PROSPECTS

Interest rates are expected to remain steady until mid-2005

■ The somewhat weaker-than-expected economic growth and more pessimistic assessment of the impact of the recent appreciation in the value of the Canadian dollar have led private sector forecasters to lower their projections for short- and long-term interest rates.

■ Forecasters expect short-term interest rates to average 2.7 per cent this year and 3.5 per cent in 2006, down 50 and 90 basis points, respectively, from expectations at the time of the November 2004 Economic and Fiscal Update.

■ Similarly, forecasters expect long-term rates to average 4.6 per cent in 2005 and 5.1 per cent in 2006, approximately one-half of one percentage point lower than levels expected at the time of the Update.

THE BUDGET PLAN 2005

Risks and Uncertainties

A key risk to the outlook is posed by the large and persistent U.S. current account deficit ...

■ While Canadian final domestic demand, particularly consumer spending and business investment, has held up well in the face of declining exports and weaker employment growth in export-related industries, there is a near-term risk that the appreciation of the Canadian dollar will begin to affect domestic demand. This could result in labour market weakness on a broader scale, which would dampen consumer confidence and spending.

■ The large and persistent U.S. current account deficit presents a key risk to the outlook. This deficit has steadily widened, particularly against emerging Asian nations and Japan. By 2003 the trade deficit with China had increased to US$124 billion, reflecting China’s increasing role as an exporter of manufactured goods to developed countries and its pegged exchange rate regime. Japan’s management of the yen also led to a widening of its current account surplus with the United States.

■ Relatively weak growth in the euro zone has contributed to a widening in the U.S. current account deficit with Europe.

■ Although Canada is the United States’ largest trading partner, its current account surplus with the U.S., at 0.3 per cent of U.S. GDP, is a small contributor to the total U.S. current account deficit.

ECONOMIC DEVELOPMENTS AND PROSPECTS

... which could be resolved by a combination of stronger overseas growth, adjustment of Asian currencies, and further U.S. dollar depreciation against floating currencies like the Canadian dollar

■ The other side of the U.S. current account deficit is a capital account surplus. Capital inflows into the United States keep the U.S. dollar elevated with respect to other currencies, which in turn contributes to ongoing U.S. trade and current account deficits.

■ Net capital flows from Europe to the United States fell sharply after the bursting of the U.S. high-tech bubble in 2000 and 2001. However, these flows were replaced by greater flows from Japan and, in particular, China. China’s pegged exchange rate means that it is accumulating significant U.S. dollar foreign exchange reserves. These reserves reached US$515 billion in September 2004, with total East Asian reserves standing at close to US$2 trillion. The increase in net inflows from Latin America since 2000 reflects a sharp drop in U.S. investment flows to that region. The large increase in U.S. budget deficits after 2001 has also lowered national saving and increased U.S. reliance on foreign sources of funds.

THE BUDGET PLAN 2005

■ The large U.S. current account deficit (and capital account surplus) has meant that U.S. net foreign indebtedness has steadily risen as a share of GDP. The current account deficit must fall from its current high level if further substantial increases in net foreign debt as a share of GDP are to be avoided.

■ This could occur in a number of ways, each with differing implications for Canada. Higher, sustained euro area and Japanese growth would reduce their current account surpluses with the United States, while raising global demand and reducing the required broad U.S. dollar adjustment.

■ Appreciation of Asian currencies against the U.S. dollar would reduce their accumulation of U.S. dollar reserves and lessen the downward pressure on the U.S. dollar against currencies like the Canadian dollar and the euro.

■ A scenario in which all of the adjustment occurs through the exchange rate and against currencies like the euro and the Canadian dollar would pose the greatest challenge for Canada because it could mean significant further Canadian dollar appreciation. Furthermore, the more rapidly the adjustment occurs, the greater the challenge to Canadian firms.

ECONOMIC DEVELOPMENTS AND PROSPECTS

Large U.S. fiscal deficits also present a risk to Canadian growth

■ The U.S. budget deficit poses an additional medium-term downside risk. If not corrected, the deficit could put upward pressure on interest rates, crowd out investment and dampen growth in both the U.S. and Canada. Conversely, a serious effort to reduce the budget deficit would temporarily lower growth in the U.S., which would also have negative implications for Canadian growth.

■ While the risks to the outlook are negative on balance, Canada’s strong monetary, fiscal and structural policy framework has improved our ability to deal with these potential difficulties if they materialize.

THE BUDGET PLAN 2005

Private Sector Forecasts for 2004-2006

				Average
	2004	2005	2006	2007–2009
			(per cent)
Real GDP growth
March 2004 budget	2.7	3.3	3.2	3.1
November 2004 Economic and Fiscal Update	3.0	3.2	3.1	2.9
February 2005 budget	2.7	2.9	3.1	2.9

GDP inflation
March 2004 budget	1.4	1.7	1.9	1.8
November 2004 Economic and Fiscal Update	3.1	2.1	1.8	1.7
February 2005 budget	3.3	2.0	1.9	1.9

Nominal GDP growth
March 2004 budget	4.1	5.1	5.2	5.0
November 2004 Economic and Fiscal Update	6.2	5.3	5.0	4.7
February 2005 budget	6.1	4.9	5.0	4.8

3-month Treasury bill rate
March 2004 budget	2.2	3.1	4.0	4.5
November 2004 Economic and Fiscal Update	2.1	3.2	4.4	4.7
February 2005 budget	2.2	2.7	3.5	4.6

10-year government bond rate
March 2004 budget	4.8	5.4	5.7	5.7
November 2004 Economic and Fiscal Update	4.7	5.0	5.7	6.0
February 2005 budget	4.6	4.6	5.1	5.6

Unemployment rate
March 2004 budget	7.5	7.2	7.0	6.8
November 2004 Economic and Fiscal Update	7.3	7.0	7.0	6.8
February 2005 budget	7.2	7.2	7.0	6.7

Employment growth
March 2004 budget	1.6	1.5	1.5	1.3
November 2004 Economic and Fiscal Update	1.7	1.6	1.5	1.2
February 2005 budget	1.7	1.4	1.5	1.4

Addendum:
U.S. real GDP growth
March 2004 budget	4.7	3.8	n/a	n/a
November 2004 Economic and Fiscal Update	4.4	3.5	n/a	n/a
February 2005 budget	4.4	3.6	3.4	n/a

Sources: March 2004, September 2004 and December 2004 Department of Finance surveys of private sector forecasters; November 2004 consultations with private sector forecasters; March 2004, October 2004 and January 2005 Blue Chip Economic Indicators.

3

Securing Canada’s
Social Foundations

THE BUDGET PLAN 2005

     Highlights

■	The 2004 10-Year Plan to Strengthen Health Care set out a commitment by all governments to improve access and reduce wait times. In support of the plan, the Government of Canada committed $41.3 billion over the next 10 years in new federal funding for provinces and territories.

■	A new framework will be established for Equalization and Territorial Formula Financing providing $33.4 billion more over 10 years than the annual amounts for 2004–05 estimated in Budget 2004.

       Health Care

■	Budget 2005 provides $805 million over five years to deliver on the Government’s commitment to invest in health care in direct federal support in the following areas:

–	Health human resources.

–	Healthy living and chronic disease prevention.

–	Pandemic influenza preparedness.

–	Drug safety.

–	Environmental health.

       Tax Changes to Improve Fairness and Support Participation

■	Budget 2005 makes the tax system fairer by:

–	Acting on the recommendations of the Technical Advisory Committee on Tax Measures for Persons with Disabilities.

–	Doubling, to $10,000, the maximum amount of medical- and disability-related expenses that caregivers can claim on behalf of their dependants, beginning with the 2005 taxation year.

–	Introducing a non-refundable tax credit to recognize specified adoption expenses, up to a maximum of $10,000, effective for the 2005 tax year and beyond.

SECURING CANADA’S SOCIAL FOUNDATIONS

     Improving Support for Seniors

■	To address the evolving needs of seniors:

–	Guaranteed Income Supplement benefits for low-income seniors will be increased by $2.7 billion over five years as a result of increases in monthly benefits of $36 for singles and $58 for couples by January 2007.

–	Funding for the New Horizons for Seniors program will be increased from $10 million to $25 million a year to promote voluntary sector activities by and in support of seniors.

     Strengthening Aboriginal Communities

■	The Government of Canada is committed to a renewed partnership with Aboriginal people and has initiated a Canada-Aboriginal Peoples Roundtable process that will be completed later this year.

■	Budget 2005 invests $735 million over the next five years, in addition to the $700 million over five years for Aboriginal health programs announced in September 2004, to address urgent needs, with a focus on children, youth and their families, including:

–	$345 million over the next five years for First Nations early learning and child care, special education, and child and family services.

–	$340 million over the next five years for First Nations housing on reserves, Aboriginal languages and culture, and the Aboriginal Healing Foundation.

THE BUDGET PLAN 2005

     Supporting Canada’s Heritage

■	In support of culture, diversity and sport, Budget 2005:

–	Commits an additional $688 million for the Tomorrow Starts Today art and culture package that builds on earlier investments and extends the initiative for a full five years.

–	Invests $171 million over five years to celebrate Canada and to help Canadian diversity find its voice in communities across the country.

–	Provides $70 million a year to Sport Canada, doubling its ongoing funding to $140 million in 2005–06 from $70 million in 2004–05.

       Justice Framework

■	Budget 2005 provides funding for measures that will help address the social origins of crime and victimization in Canada, and to ensure that war criminals do not find safe haven in Canada.

SECURING CANADA’S SOCIAL FOUNDATIONS

Introduction

Canadians believe that everyone should have the opportunity to succeed, to achieve his or her potential and to participate fully in the promise of Canadian society. In this way, Canada’s prosperity is shared by all. This belief drives the Government’s support for strengthening Canada’s social foundations.

     Economic and social policies of the Government must reinforce each other. Strong social policy provides the security for Canadians that is necessary to support sustained economic growth and provide opportunity for all. Strong economic performance has enabled Canada to build a solid social foundation and provide equal opportunity for all citizens. All this must be accomplished with unwavering adherence to fiscal discipline now and in the future—a commitment to balance the Government’s budgets and to live within the means available.

     In its October 2004 Speech from the Throne, the Government set out an agenda to strengthen and build a more globally competitive and sustainable economy. This agenda involves strengthening Canada’s social foundations through investments in health care, child care, seniors, Aboriginal people, Canada’s cities and communities, culture, and the justice framework.

     Initiatives in recent budgets established a solid base on which to move forward with these commitments. There were important investments in the areas of health, learning, knowledge and commercialization, communities and Canada’s place in the world. Budget 2005 builds on these initiatives.

Delivering on Commitments:

The 10-Year Plan to Strengthen Health Care

Canadians are proud of their health care system and expect governments to work together to improve access, to be accountable for the use of taxpayers’ money, and to ensure that the system is sustainable for future generations. Governments are working together to meet those expectations.

THE BUDGET PLAN 2005

     Building on the commitments in the 2000 and 2003 health accords (see box), all First Ministers signed the 10-Year Plan to Strengthen Health Care on September 16, 2004. The plan sets out a commitment to improve access to publicly funded health care and reduce wait times for key health services. The plan includes an agreement to develop evidence-based benchmarks, comparable indicators, clear targets and transparent reporting to the public on access to health care. The plan also addresses the unique challenges facing the delivery of health care services in Canada’s North, including the costs of medical transportation. As part of the plan, the Government of Canada committed to increase its financial support for provincial and territorial governments.

2000 Agreements on Health Renewal and Early Childhood Development and 2003 Accord on Health Care Renewal

2000 Agreements on Health Renewal and Early Childhood Development

In September 2000, the Government of Canada increased the former Canada Health and Social Transfer cash levels and targeted funding by $23.4 billion over five years (2001–02 to 2005–06) to accelerate and broaden health renewal and reform and support early childhood development (ECD).

2003 Accord on Health Care Renewal and Multilateral Framework on Early Learning and Child Care

Building on the 2000 agreements’ plans for reform and funding commitments, in February 2003, the Government of Canada committed $36.8 billion in increased health care support over a five-year period (2003–04 to 2007–08). Budgets 2003 and 2004 increased federal support for early learning and child care by $1,050 million over five years, building on the ECD commitments made in September 2000.

     As part of the First Ministers’ 10-Year Plan to Strengthen Health Care, all governments agreed to report to their residents on health system performance and to seek advice from experts and health providers on the most appropriate indicators to measure health system performance. First Ministers of jurisdictions participating in the Health Council agreed that the Council would prepare an annual report to all Canadians on the health status of Canadians and health outcomes, and would report on progress on elements set out in the 10-year plan. In addition, funding legislation that was tabled in the House of Commons on February 7, 2005, provides for a parliamentary review every three years on progress in implementing the 10-year plan.

SECURING CANADA’S SOCIAL FOUNDATIONS

September 2004 First Ministers’ Meeting on Health

In support of the 10-Year Plan to Strengthen Health Care, the Prime Minister announced $41.3 billion in new federal funding over the next 10 years, with $18.1 billion flowing over the period 2004-05 to 2009-10. The new funding will be used to increase ongoing federal health support provided through the Canada Health Transfer (CHT); meet the outstanding financial recommendations in the report of the Commission on the Future of Health Care in Canada (the Romanow Report); address wait times to ensure Canadians have timely access to essential health care services; and provide funds for medical and diagnostic equipment.

■ A total of $3 billion will be provided through the CHT this year and next—$1 billion in 2004–05 and $2 billion in 2005–06—to close the short-term gap identified in the Romanow Report for health priorities identified by the provinces and territories.

■ An additional $500 million will be provided through the CHT in 2005–06 to help deepen progress on home care services and catastrophic drug coverage, bringing the new CHT base to $19 billion in 2005–06. In this regard, the new CHT base fully meets the recommendations of the Romanow Report.

■ Starting in 2006–07, the $19-billion base will be increased by 6 per cent annually to provide predictable growth in federal support.

■ To assist the provinces and territories in reducing wait times, the Government will invest an additional $5.5 billion over the next 10 years, beginning this year. Funding of $4.25 billion will be paid into a third-party trust upon passage of authorizing legislation. Provinces and territories will have flexibility to draw down funds as required up to the end of 2008–09, according to their specific jurisdictional priorities. This funding will be used by the provinces and territories for key activities such as training and hiring health professionals, clearing backlogs, building capacity for regional centres of excellence, and expanding ambulatory and community care programs, as well as tools to manage wait times (see box). Beginning in 2009–10, funding will be provided through a Wait Times Reduction Transfer of $250 million annually, to be used primarily for both ongoing support for health human resources and tools to manage wait times.

■ In May 2004, the Government responded to the spike in gasoline prices by announcing that the additional goods and services tax revenues in 2004 would be directed to investments in medical equipment, on a one-time basis. The value of this commitment is estimated to be $150 million. As part of the 10-Year Plan to Strengthen Health Care, the Government more than tripled this commitment by dedicating $500 million for the purchase of diagnostic and medical equipment.

THE BUDGET PLAN 2005

Table 3.1
Increased Federal Support to the Provinces and Territories Under the 10-Year Plan to Strengthen Health Care (2004–05 to 2013–14)

	2004–05	2005–06	2006–07	2007–08	2008–09	2009–10	2010–11	2011–12	2012–13	2013–14	10-year total
	(millions of dollars)
Canada Health Transfer (CHT)
CHT base increases (Romanow Gap—includes home care and catastrophic drugs)[1]	1,000	2,000									3,000
CHT base increase (home care and catastrophic drugs)[2]		500									500
CHT escalator[3]			2,240	2,098	2,429	2,787	3,176	4,702	6,319	8,033	31,785
New CHT levels	15,150	19,000	20,140	21,348	22,629	23,987	25,426	26,952	28,569	30,283

					6% annual escalator
Wait times reduction
Trust component[4]	625	625	1,200	1,200	600						4,250
Transfer component						250	250	250	250	250	1,250
Medical equipment	500										500
Total new health transfers funding	2,125	3,125	3,440	3,298	3,029	3,037	3,426	4,952	6,569	8,283	41,285

Total new funding levels	16,275	19,625	21,340	22,548	23,229	24,237	25,676	27,202	28,819	30,533

Note: Totals may not add due to rounding.

[1]	The Romanow Gap refers to the short-term funding gap of $3 billion over 2003–04 to 2005–06. It is calculated as the difference between the additional $15 billion over three years in new federal funding recommended by the report of the Commission on the Future of Health Care in Canada (the Romanow Report) and $12 billion in additional support provided by the Government of Canada under the 2003 Accord on Health Care Renewal.

[2]	Reflects an additional $500 million in 2005–06 to help deepen progress on home care and catastrophic drug coverage.

[3]	Reflects required amounts to achieve 6 per cent escalator of the $19-billion CHT base effective in 2006–07 (i.e. the difference between previously growing transfer levels and the new amount required in each year to meet 6 per cent annual growth).

[4]	$4.25 billion of Wait Times Reduction Transfer for five years (2004–05 up to the end of 2008–09) to be paid to a third-party trust and accounted for by the Government of Canada in 2004–05. Annual profile based on assumed drawdown schedule as outlined in the 10-Year Plan to Strengthen Health Care.

SECURING CANADA’S SOCIAL FOUNDATIONS

Wait Times Reduction Funding

As part of the 10-Year Plan to Strengthen Health Care, First Ministers committed to achieving meaningful reductions in wait times in priority areas such as cancer, heart, diagnostic imaging, joint replacements and sight restoration by March 31, 2007, recognizing the different starting points, priorities and strategies across jurisdictions. The Government of Canada will provide $5.5 billion to support reductions in wait times.

Funding of $4.25 billion, to be paid to a third-party trust, will enable provinces and territories to focus on:

■	Clearing backlogs.

■	Training and hiring more health professionals.

■	Building capacity for regional centres of excellence.

■	Expanding appropriate ambulatory and community care programs and/or tools to manage wait times.

Beginning in 2009-10, an annual transfer of $250 million will be provided to support ongoing health human resources and tools to manage wait times.

First Ministers agreed to collect and provide meaningful information to Canadians on progress made in reducing wait times. This will include establishing, by December 31, 2005, comparable indicators of access to health care services and evidence-based benchmarks for medically acceptable wait times, starting with the five priorities described above. Multi-year targets to achieve priority benchmarks will be established by each jurisdiction by December 31, 2007. Finally, First Ministers agreed to report annually to their citizens on progress in meeting their multi-year wait time targets.

     As a result of these measures, total federal cash transfers in support of health are scheduled to nearly double, rising to $30.5 billion in 2013–14 from $16.3 billion in 2004–05.

     Provinces also receive support for social programs and post-secondary education through the Canada Social Transfer (CST). As a result of investments in health transfers and the CST, cash transfers to provinces and territories for health and social programs will grow from a base of $15.5 billion in 2000–01 to $25.7 billion in 2004–05, and a planned level of $35.3 billion in 2010–11. This total includes previous investments in support of early childhood development as well as early learning and child care. Details on further investments in an Early Learning and Child Care initiative can be found in Chapter 4.

THE BUDGET PLAN 2005

Table 3.2

Total Major Federal Transfers Supporting Health and Other Social Programs

	2004–05	2005–06	2006–07	2007–08	2008–09	2009–10	2010–11
	(millions of dollars)
Health transfers	15,775	19,625	21,340	22,548	23,229	24,237	25,676
Canada Health Transfer (CHT)[1]	13,650	19,000	20,140	21,348	22,629	23,987	25,426
Health Reform Transfer	1,500
Wait times reduction
Trust component	625	625	1,200	1,200	600
Transfer component [2]						250	250

Canada Social Transfer (CST)[3]	7,900	8,225	8,500	8,800	9,050	9,350	9,600

Of which
Early childhood development (2000)	500	500	500	500	500	500	500
Early learning and child care (2003)	150	225	300	350	350	350	350
Canada Health and Social Transfer (CHST) supplements[4]	2,000	1,500
Total cash transfers[5]	25,675	29,350	29,840	31,348	32,279	33,587	35,276

Total tax transfers	17,503	18,528	19,780	21,057	22,317	23,662	24,982
CHT tax transfer	10,852	11,487	12,264	13,055	13,836	14,670	15,489
CST tax transfer	6,651	7,041	7,516	8,002	8,480	8,991	9,493

Total health and social transfers	43,178	47,878	49,620	52,405	54,596	57,249	60,258
Total health transfers[6]
(cash and tax)	28,247	32,422	33,604	35,603	37,065	38,907	41,165
Canada Social Transfer[7]
(cash and tax)	14,931	15,456	16,016	16,802	17,531	18,342	19,093

Note: Totals may not add due to rounding.

[1]	CHT cash levels established up to 2013–14. Also includes Health Reform Transfer funding, which is to be rolled into the CHT effective 2005–06.

[2]	Wait Times Reduction Transfer cash level established at $250 million annually up to 2013–14.

[3]	CST cash levels are legislated up to 2007–08 and set out on a planning basis to 2010–11. Amounts do not include investments as outlined in Budget 2005 for early learning and child care (see Chapter 4).

[4]	Amounts include the 2003 CHST cash supplement and the 2004 CHST cash supplement for health. These amounts were excluded from calculation of new CHT base levels in 2004–05 and 2005–06.

[5]	Major federal transfers supporting health and other social programs do not include targeted funding for medical and diagnostic equipment (2003, 2004) or for public health and immunization (2004).

[6]	Includes the portion of the 2003 CHST supplement allocated to health and the 2004 CHST cash supplement.

[7]	Includes the portion of the 2003 CHST supplement allocated to other social programs.

SECURING CANADA’S SOCIAL FOUNDATIONS

     In addition to providing support through cash transfers, tax transfers for both the CHT and CST are an important source of growing and predictable funding for provinces and territories that continue to grow in line with the economy. Combined tax transfers will increase to $25 billion by 2010–11 from $17.5 billion in 2004–05. This will bring total CHT and CST transfers to an estimated $60.3 billion in 2010–11, nearly 40 per cent higher than 2004-05 levels.

Support for Health Care Services in Canada’s North

Access to family and community-based health care services is a significant challenge in Northern communities, where the capacity to provide timely health care services to a remote population can be limited. The Government has agreed to help address the unique challenges facing the development and delivery of health care services in the North on a priority basis.

     As part of the 10-Year Plan to Strengthen Health Care, the Government is providing additional funding to the territories totalling $150 million over five years beginning in 2005–06:

■ $75 million to assist with the costs associated with medical travel. These funds will be allocated based on the amounts each territory spent on medical transportation in 2003–04.

■ $65 million in the form of a Territorial Health Access Fund to allow the territories to make sustainable adaptations to their health care systems through transformative change to facilitate long-term reforms.

■ $10 million for the establishment of a federal-territorial working group and operational secretariat to work collaboratively on policy and program management approaches to improve health care delivery, to assist in adapting federal programming to better suit territorial needs and to develop work plans for new investments to the Territorial Health Access Fund.

Aboriginal Health

In September 2004, First Ministers and the Leaders of the Assembly of First Nations, the Inuit Tapiriit Kanatami, the Métis National Council, the Congress of Aboriginal Peoples and the Native Women’s Association of Canada reached an agreement to work together to develop a blueprint to improve the health status of Aboriginal peoples and health services in Canada.

THE BUDGET PLAN 2005

     In support of this commitment, the Government of Canada announced new investments of $700 million over five years for Aboriginal health initiatives. This budget confirms these investments:

■ $200 million for an Aboriginal Health Transition Fund to enable federal, provincial and territorial governments, First Nations governments who deliver health care services, and Aboriginal communities to devise new ways to integrate and adapt existing health services to better meet the needs of all Aboriginal people.

■ $100 million for an Aboriginal Health Human Resources Initiative to increase the number of Aboriginal people choosing health care professions; adapt current health professional curricula to provide a more culturally sensitive focus; and improve the retention of health workers serving all Aboriginal peoples, including First Nations, Inuit and Métis.

■ $190 million to make permanent and enhance the Aboriginal Diabetes Initiative.

■ $65 million for an Aboriginal Youth Suicide Prevention Strategy.

■ $145 million for maternal and child health, including enhancements in early childhood development.

Recent Federal Investments in Support of Aboriginal Health

The Government of Canada is strongly committed to working with Aboriginal people, provinces and territories to improve health care for Aboriginal people, and help them attain a level of health comparable to that of other Canadians.

In addition to the $700 million over five years confirmed in this budget, a number of recent investments have supported this objective, including:

■ In 2002, federal funding of $320 million over five years was announced to expand and enhance the Aboriginal Head Start Program and the First Nations and Inuit Child Care Initiative, including intensified efforts to address fetal alcohol spectrum disorder on reserve.

■ Budget 2003 committed $1.3 billion over five years in new funding to help sustain First Nations and Inuit health programs. The new resources included investments in the Non-Insured Health Benefits Program, a nursing strategy, improvements to health infrastructure, and an immunization strategy.

■ Budget 2003 also invested $600 million over five years to upgrade, maintain and monitor water and wastewater systems on reserve.

SECURING CANADA’S SOCIAL FOUNDATIONS

October 2004 First Ministers’ Meeting: A New Framework for Equalization and Territorial Formula Financing

Through Equalization and Territorial Formula Financing (TFF), the Government of Canada provides support to eligible provinces and the three territories for the key priorities of these governments, including advancing the health and health care of Canadians.

     Provinces and territories requested that changes to these programs be considered as part of the First Ministers’ Meeting on health in September 2004. In response, the Government of Canada proposed fundamental changes to both Equalization and TFF. The enhancements to Equalization and TFF will assist provinces receiving Equalization and the three territories in meeting their commitments under the 10-Year Plan to Strengthen Health Care, as well as their other priorities such as education and social services. The details of these changes were finalized at a second meeting of First Ministers on October 26, 2004.

     The new framework will provide stability, predictability and growth to the overall levels of funding, and will ensure that Equalization and TFF continue to play an essential role in ensuring that all Canadians, wherever they live, have access to comparable public services. It will provide considerable financial stability to provinces and territories in setting their budget priorities.

     The proposed changes to the Equalization and TFF programs were introduced in Parliament on November 23, 2004 (Bill C-24).

Elements of the New Framework for Equalization and TFF

This framework will have the following five elements:

■ A funding floor of $10 billion for Equalization and $1.9 billion for TFF for 2004–05.

■ Protection for provinces and territories against declines in payments from the amounts set out in Budget 2004.

■ A guaranteed increase in funding for 2005–06 to $10.9 billion for Equalization and $2 billion for TFF.

■ An assured growth rate of 3.5 per cent per year from that base for the next 10 years.

■ An independent panel to advise on the allocation of the legislated growing amounts among provinces and territories.

THE BUDGET PLAN 2005

Guaranteeing Funding to Provinces and Territories in 2004–05

In order to provide greater stability to provinces and territories in 2004–05, the Government of Canada will set a floor of $10 billion for Equalization and $1.9 billion for TFF in 2004–05. In addition, each province and territory will be guaranteed that its Equalization or TFF payments for 2004–05 will not be lower than the amounts shown in Budget 2004. No province or territory will see a reduction in its payments for 2004–05 below the amounts estimated in Budget 2004.

New Framework for 2005–06 and Beyond

Starting in 2005, a new framework will be established in legislation for both Equalization and TFF. The new framework will provide for an increase in funding for 2005–06 to $10.9 billion for Equalization and $2 billion for TFF, the highest levels ever reached by these programs. These amounts will grow at a rate of 3.5 per cent per year, providing predictable payments over the 10-year framework.

     This new framework reduces the uncertainty resulting from significant swings in recent years in the overall amount of Equalization and TFF funding and the impact this uncertainty has had on provincial and territorial budgets. In the past, revisions to population and other data have resulted in significant—both positive and negative—one-time adjustments to the payments. These effects have been exacerbated by the estimation and payments system that has been in use over the last 20 years. Under the new framework, overall total amounts and individual provincial and territorial shares will be determined independently. This will remove a significant portion of potential volatility, and therefore uncertainty, regarding payments to provinces and territories. Overall, Equalization and TFF amounts will grow at a steady 3.5-per-cent rate in the future. Starting in 2006–07, the Government of Canada will confirm an allocation approach for the overall levels based on the advice of an expert panel (see box).

     The Government has committed to review the overall funding levels of Equalization and TFF after five years and make adjustments, if appropriate, taking into account evidence-based measures including the evolution of disparities among provinces and costs of providing services in the North.

Predictable and Growing Support in the New Equalization and TFF Framework

Over the next 10 years, the new framework for Equalization and TFF will provide $33.4 billion more in payments to provinces and territories than estimated at the time of Budget 2004.

SECURING CANADA’S SOCIAL FOUNDATIONS

THE BUDGET PLAN 2005

Review of Equalization and TFF

As part of the new framework, the Government of Canada will launch an independent panel of experts to review Equalization and TFF. The panel will be chaired by Mr. Al O’Brien, an economist with a long and distinguished public service career. The panel will include representatives nominated by the federal, provincial and territorial governments. To ensure that issues unique to TFF and the North receive adequate expert attention, a separate territorial panel will be established. To maintain consistency, and to ensure coordination of their work, the two groups of experts will share the same panel chair.

The independent panel will be mandated to examine and provide advice to the Government of Canada on a number of issues:

■ The formula used to allocate payments to provinces and territories, including the treatment of natural resource revenues and other revenue sources, alternative approaches to measuring fiscal capacity, and mechanisms to provide for payments that are stable and predictable.

■ Evidence-based aggregate measures of the evolution of fiscal disparities among provinces, and of the evolution of the costs of providing services in the territories. This is intended to inform future federal decisions on the overall level of support for Equalization and TFF.

■ Whether the Government of Canada, while retaining accountability for all decisions, should have, on a permanent basis, an independent body to provide ongoing advice on the allocation of Equalization and TFF within the framework of legislated levels.

The independent panel will be asked to report back to the Government by the end of 2005. The Government is committed to having new arrangements for allocation of Equalization and TFF in place by April 1, 2006.

Building on the 10-Year Plan:
Additional Federal Health Investments

As part of the 10-Year Plan to Strengthen Health Care, the Government of Canada committed to going beyond the $41.3-billion investment in support to provinces and territories and to undertake additional federal actions in such areas as health human resources, prevention, promotion and public health, and performance reporting provisions that will complement provincial actions. In addition, the Government plays a key role in pandemic influenza preparedness, in assessing the safety and effectiveness of drugs and other therapeutic products, and in the area of environmental health.

     Budget 2005 provides $805 million over five years in direct federal health investments.

SECURING CANADA’S SOCIAL FOUNDATIONS

Health Human Resources, Wait Times and Performance Reporting

Budget 2005 provides $200 million over five years to support actions in the areas of health human resources, wait times initiatives, and performance reporting.

     First Ministers agreed to continue and to accelerate their work on health human resources action plans. Budget 2005 provides $75 million over five years to accelerate and expand the assessment and integration of internationally educated health care professionals to address Canadians’ concerns about improved and more timely access to care. This funding will be used for evaluating clinical skills, knowledge, language proficiency and prior learning activities of internationally educated health care professionals, and increasing the number of clinical placements for physicians, nurses and other regulated health care professionals.

     As noted above, the $5.5 billion in wait times reduction funding will be used by the provinces and territories to achieve meaningful reductions in wait times in priority areas. There are, however, selected areas where the Government of Canada can contribute. Budget 2005 provides an additional $15 million over four years for wait times initiatives that will build on and complement jurisdiction-specific initiatives. This will include research on wait times, and the development of benchmarks and indicators.

     As part of the 10-Year Plan to Strengthen Health Care, all governments agreed to report to their residents on health system performance. Enhanced accountability to Canadians and improved performance reporting are essential to show Canadians that reforms to the health care system are occurring. The Canadian Institute for Health Information (CIHI) plays a critical role in ensuring that performance information is collected and made available to Canadians. This budget provides $110 million over five years to be used by CIHI to improve the data collection and reporting of health performance information.

Healthy Living and Prevention of Chronic Disease

In September 2004, a new organization, the Public Health Agency of Canada, was established. The agency’s mandate is to strengthen Canada’s public health and emergency response capacity, and to develop national strategies for managing infectious and chronic diseases.

THE BUDGET PLAN 2005

     Public health efforts on health promotion and disease prevention are critical to achieving better health outcomes for Canadians and contributing to the long-term sustainability of Canadian medicare by reducing pressure on the health care system. Obesity, chronic disease and mental health issues are expected to be among the major health problems facing Canadians over the next 10 to 20 years. Chronic diseases, in particular cardiovascular disease, cancer and diabetes, are leading causes of death and disability in Canada.

     Budget 2005 builds on the initial investments to the Public Health Agency of Canada by providing $300 million over five years for an integrated Strategy on Healthy Living and Chronic Disease. The Strategy will include a series of activities to promote healthy eating and encourage physical activity and healthy weight that can help to prevent and control chronic diseases, as well as a series of complementary, disease-specific activities in the areas of diabetes, cardiovascular disease and cancer.

     The $300 million provided for the Strategy on Healthy Living and Chronic Disease also includes an enhancement to the Canadian Diabetes Strategy (see box), currently delivered by the Public Health Agency of Canada, bringing funding to $18 million a year from $15 million. In addition, the Aboriginal Diabetes Initiative will be extended and enhanced, increasing funding to $25 million in the first year, growing to $55 million at maturity as part of the $700-million Aboriginal health package. This will increase funding for prevention promotion, improved treatment and better surveillance about diabetes and its complications. This funding supports activities related to both juvenile and adult onset diabetes.

     The funding provided in this budget for the Strategy on Healthy Living and Chronic Disease complements the May 2004 announcement in which the Government doubled the funding for the Canadian Strategy on HIV/AIDS over the next five years from $42.2 million to $84.4 million annually. In addition, this budget renews the funding for the Hepatitis C Prevention, Support and Research Program for one year, in the amount of $10.7 million.

SECURING CANADA’S SOCIAL FOUNDATIONS

Diabetes: Federal Initiatives

The Canadian Diabetes Strategy

In 1999, the Government of Canada introduced the Canadian Diabetes Strategy to combat diabetes with an initial investment of $115 million over five years. Partners in this national initiative include the provinces and territories, various national health bodies and interest groups, as well as Aboriginal communities across the country. The strategy’s activities focus on prevention, health promotion, surveillance, improved access to services and enhanced treatment of care.

In 2004–05, annual funding for the strategy consisted of $30 million, which was due to sunset in March 2005:

■ $15 million to support improved prevention and treatment for Canadians.

■ $15 million delivered through First Nations and Inuit health programs to benefit Aboriginal people, who have a rate of diabetes triple that of the general population (the Aboriginal Diabetes Initiative).

This is in addition to health services provided through community and health programs and the Non-Insured Health Benefits Program to Aboriginal people who have diabetes.

Significant Research Support

In addition to the Canadian Diabetes Strategy, the Government provides significant support for diabetes research through federal research programs:

■ Since its inception in 1999, the Canadian Institutes of Health Research (CIHR) has established the Institute of Nutrition, Metabolism and Diabetes and provided substantial funding to support Type 1 (juvenile) and Type 2 diabetes research. In 2003–04 alone, the CIHR committed $28 million to diabetes research.

■ Since 1997, the Canada Foundation for Innovation has awarded $27 million to Canadian universities and research hospitals for research infrastructure in support of diabetes research.

■ The Canada Research Chairs currently support six diabetes research chairs in universities and research hospitals.

THE BUDGET PLAN 2005

Pandemic Influenza Preparedness

The Government of Canada has taken several steps to improve national readiness in the event of a possible pandemic influenza, including:

■  Releasing the Canadian Pandemic Influenza Plan in February 2004, which outlines the responsibilities of all levels of government.

■	Improving surveillance systems to monitor for outbreaks.

■	Enhancing communications by establishing a federal-provincial-territorial network to coordinate activities across the country.

■	Putting in place a Pandemic Influenza Vaccine Strategy to manufacture vaccines when necessary.

■	Improving global collaboration.

     On February 4, 2005, the Government announced that it was purchasing 9.6 million doses of antivirals (oseltamivir) at a cost of $24 million. These antivirals will contribute towards the creation of a national stockpile. Antiviral medications are the only virus-specific intervention that would be available at the start of a pandemic.

     Building on this recent announcement, Budget 2005 provides additional funding of $34 million over five years to assist in the development and testing of a prototype (“mock”) vaccine for an influenza pandemic. The World Health Organization has recommended this as the preferred course of action. The development of this prototype vaccine will improve domestic production capacity and enhance regulatory readiness, which will reduce the time later required to produce an actual vaccine, in the event of a pandemic.

Safety of Drugs and other Therapeutic Products

The Government of Canada is committed to ensuring that drugs and other therapeutic products are safe for Canadians. Evaluating the safety and benefits of therapeutic products throughout the full product life cycle—from pre- to post-market stages—is a core function of Health Canada. As part of the 10-Year Plan to Strengthen Health Care, First Ministers directed Health Ministers to establish a ministerial task force to develop and implement a national pharmaceuticals strategy and report on progress by June 30, 2006. Among other actions, the task force is examining how to strengthen the evaluation of drug safety and effectiveness.

SECURING  CANADA ’ S  SOCIAL  FOUNDATIONS

     Budget 2003 provided $190 million over five years to improve the timeliness of Health Canada’s regulatory process with respect to human drugs. Consistent with the Government’s approach on Smart Regulations, Budget 2005 builds on that commitment by providing an additional $170 million over five years to implement a series of targeted measures to enhance the safety and effectiveness of drugs and other therapeutic products, including:

▪ Strengthening the capacity to review clinical trial applications and monitor and respond to adverse event reports.

▪ Developing and implementing regulations in order to improve safety monitoring of therapeutic products.

▪ Increasing the compliance and enforcement of therapeutic products by strengthening oversight on: adverse drug event reporting by manufacturers; research of subject safety and data integrity in clinical trials; and post-market compliance verification.

▪ Implementing a regulatory framework for the safety, efficacy and quality of blood, cells, tissues and organs intended for transfusion/transplantation.

Environmental Health

The Government of Canada is committed to protecting the environment, human life and health from risks associated with toxic substances. Budget 2005 provides $90 million over five years to Health Canada to accelerate actions under the Canadian Environmental Protection Act to conduct health risk assessments and research the effects of substances to reduce exposures by Canadians to toxic substances, thereby reducing the incidence of cancer and developmental diseases. This also contributes to the environmental plan in Chapter 5.

THE BUDGET PLAN 2005

Tax Changes to Improve Fairness and
Support Participation

A fair tax system recognizes the special circumstances of certain taxpayers that reduce their ability to pay tax, and helps remove barriers to participation in the economy and society. For example, the Canadian tax system includes a number of measures that recognize the unique costs faced by persons with disabilities. A fair tax system evolves over time to reflect changes in the economy and society.

     In recent years the Government has taken significant steps to enhance tax fairness. Budget 2005 builds on those actions by improving the tax recognition of the costs associated with a disability, caregiving and adoption. This budget also proposes initiatives to ensure that that the tax system better reflects recent developments in health care delivery.

     Additional information on these changes is provided in Annex 8.

Delivering on Commitments: Response to the
Recommendations of the Technical Advisory Committee
on Tax Measures for Persons with Disabilities

In Budget 2003, the Government established the Technical Advisory Committee on Tax Measures for Persons with Disabilities to advise the Ministers of Finance and National Revenue on how to address tax issues affecting persons with disabilities. The committee’s final report was submitted in December 2004 and contained 25 recommendations. The Government wishes to thank the members of the committee for their valuable contribution to this important area of government policy. The Government is acting on the committee’s recommendations. More specifically, this budget proposes to:

▪ Extend eligibility for the disability tax credit (DTC) to individuals who face multiple restrictions that together have a substantial impact on their everyday lives.

▪ Amend the DTC to ensure that more individuals requiring extensive life-sustaining therapy on an ongoing basis are eligible.

▪ Clarify other parts of the DTC eligibility criteria, including the provisions dealing with impairments in mental function.

▪ Add physiotherapists to the list of health professionals who can certify eligibility for the DTC.

SECURING  CANADA’S SOCIAL FOUNDATIONS

▪ Expand the list of expenses eligible for the disability supports deduction, introduced in Budget 2004, to include costs such as job coaches, deaf-blind interveners and Braille note-takers.

▪ Increase the maximum amount of the refundable medical expense supplement to $750 from $571 per year.

▪ Extend, for DTC-eligible students, the contribution period for individual registered education savings plans (RESPs) to 25 years from 21 years and the lifetime limit of individual RESPs to 30 years from 25 years.

▪ Increase the maximum annual Child Disability Benefit to $2,000 from $1,681 per child beginning in July 2005.

▪ Increase funding for the Canada Revenue Agency by $2 million per year to improve its administration of the DTC and other disability-related tax measures, in particular to support the creation of a committee to advise the Minister of National Revenue on the administration of these measures.

     Taken together, these measures will increase tax relief for persons with disabilities and their caregivers by $105 million in 2005-06, growing to $120 million by 2009–10. The changes will generally be effective for the 2005 and subsequent taxation years.

Table 3.3

Responding to the Recommendations of the Technical Advisory Committee on Tax Measures for Persons With Disabilities

	2005–06	2006–07	2007–08	2008–09	2009–10

	(millions of dollars)
Changes to eligibility for the disability tax credit	85	85	85	85	85

Expanding the disability supports deduction	5	5	5	5	5

Increasing the refundable medical expense supplement	10	10	15	15	20

Increasing the Child Disability Benefit	5	5	5	5	10

Implementing administrative changes	2	2	2	2	2

Total	107	107	112	112	122

Note: $70 million per year has already been set aside in the fiscal framework to fund these measures.

THE BUDGET PLAN 2005

Tax Recognition of the Costs of Caregiving

Many Canadian families face additional costs related to the care of a dependent relative such as an elderly parent or an adult child with a disability. In Budget 2004, the Government modified the income tax rules to allow caregivers to claim up to $5,000 of the medical and disability-related expenses they incur on behalf of a dependent relative.

     Building on that measure, this budget proposes that the maximum amount of medical and disability-related expenses that can be claimed by caregivers be doubled to $10,000 from $5,000, beginning with the 2005 taxation year. This measure is estimated to increase tax assistance by $15 million in 2005–06, growing to $20 million by 2009–10.

     This measure represents the first step in the Government’s broadly based commitment to increase support for caregivers. The Government is working with the provinces and territories to develop a comprehensive caregiver strategy involving a range of different supports for spouses, children, close relatives and friends who care for seniors and for persons with disabilities.

Tax Relief for Families Who Adopt Children—
Adoption Expense Tax Credit

Every year thousands of Canadian families adopt a child. These adoptive parents can face substantial costs that are unique to the decision to adopt a child, including adoption agency and legal fees. Adoptive parents do not currently receive tax recognition of these exceptional costs.

     Budget 2005 proposes to introduce a non-refundable tax credit to recognize specified adoption expenses, up to a maximum of $10,000. This measure will be effective as of the 2005 taxation year, and is estimated to reduce federal revenues by $5 million per year.

Updating the List of Expenses Eligible
for the Medical Expense Tax Credit

The medical expense tax credit (METC) recognizes the impact of above-average medical and disability-related expenses on an individual’s ability to pay income tax. The list of expenses eligible for the credit is regularly reviewed and updated in light of new technologies and other disability-specific or medically related developments. In order to improve the recognition of medically necessary expenses, Budget 2005 proposes to update the list of expenses eligible for the METC.

SECURING  CANADA’S SOCIAL FOUNDATIONS

     These changes will be effective for the 2005 and subsequent taxation years and, collectively, are estimated to reduce federal revenues by $5 million annually.

Expansion of the GST/HST Health Care Rebate

Budget 2003 announced a review of the rebate of the goods and services tax/harmonized sales tax (GST/HST) for health care to improve its application with respect to health care functions moved outside of hospitals to charities and publicly funded non-profit organizations. Currently, hospitals are entitled to recover 83 per cent of the GST (and the federal component of the HST) paid on their purchases used to provide exempt health care services, whereas charities and publicly funded non-profit organizations that provide health care services to the public in a non-hospital setting may only recover 50 per cent.

     Further to extensive consultations with provincial and territorial health and finance authorities, Budget 2005 proposes to extend the application of the 83-per-cent GST/HST rebate to eligible non-profit health care facilities that provide services previously performed in hospitals (for example, ambulatory care hospitals and cancer clinics). Specifically, provincially recognized and funded non-profit health care facilities will be eligible for an 83-per-cent rebate of the GST (and federal portion of the HST) paid on purchases related to their health care operations that are similar to those traditionally performed in hospitals.

     This measure, proposed to be effective January 1, 2005, will result in a rebate system that is more neutral with respect to provinces’ decisions to devolve services traditionally provided in a hospital setting and will therefore support provincial efforts to streamline the delivery of non-profit health care services. The measure will cost $50 million in 2005–06, growing to $65 million in 2009–10. Funding for this measure was set aside in the fiscal framework in Budget 2003.

THE BUDGET PLAN 2005

Seniors

Canada’s support for seniors is one of the major success stories of government policy in the post-war era. At the same time, it is an area facing new challenges resulting from the longer and more vigorous lives of seniors. To address the evolving needs of seniors, this budget makes significant investments across a wide range of policies that matter to seniors—from health care to income security programs, retirement savings, assistance for people with disabilities and for caregivers, and support for voluntary sector activities by and in support of seniors.

Building on the Success of
Canada’s Retirement Income System

Canada is unique among OECD (Organisation For Economic Co-operation and Development) countries in terms of the effectiveness and sustainability of its retirement income system. Canadian seniors have experienced major gains in income security since the 1960s (see box), gains that remain fiscally sustainable over the foreseeable future due to reforms to the Canada Pension Plan and Quebec Pension Plan and the restoration of the Government of Canada’s overall fiscal health.

     At the same time, the improving health and vigour of today’s seniors means that many are more active than preceding generations—in the lives of their children and grandchildren, in their leisure activities, in their activity as volunteers and even in the labour force. Since the concept of “retirement” may have a very different meaning in the future than in the past, seniors may well want greater flexibility to choose how they spend their time and how they arrange their finances.

SECURING  CANADA’S SOCIAL FOUNDATIONS

Canada’s “Multi-Pillar” Approach to Retirement Savings

Since the 1960s, Canada’s approach to ensuring income security among seniors has been built on the foundation of:

▪	Basic income support provided by the Government of Canada through Old Age Security pensions, the Guaranteed Income Supplement, and both the Allowance and the Allowance for the Survivor benefits.

▪	Earnings-related pension and insurance benefits provided under the Canada Pension Plan and Quebec Pension Plan.

▪	Private retirement savings by Canadians themselves, notably in the form of registered pension plans, registered retirement savings plans and other tax-deferred retirement savings vehicles.

The joint efforts of governments, employers and individual Canadians have translated into dramatic improvements in the income security enjoyed by Canadian seniors in general.

THE BUDGET PLAN 2005

Delivering on Commitments:
Increasing the Guaranteed Income Supplement

Together with the Old Age Security pension, the Guaranteed Income Supplement (GIS) provides low-income seniors with a fully indexed benefit that ensures they receive a basic level of income throughout their retirement years. Budget 2005 proposes to increase maximum monthly GIS benefits by $36 for single seniors and $58 for couples. Half of this increase will take effect on January 1, 2006, and the remaining instalment will take effect on January 1, 2007. Corresponding increases will also be extended to recipients of both the Allowance and the Allowance for the Survivor benefits.

     This increase will raise total GIS payments by $2.7 billion over the next five years—significantly exceeding the commitment of $1.5 billion over that period. A total of 1.6 million GIS recipients will benefit from this increase (including more than 50,000 seniors who will become eligible for benefits as a result of the change). The increase will be of particular benefit to senior women, who account for over 1 million of the seniors receiving GIS benefits.

Canada Pension Plan Triennial Review

The Government will also be reviewing some of the aspects of another of the key pillars of Canada’s retirement income system, the Canada Pension Plan (CPP). The 21st Actuarial Report on the Canada Pension Plan concludes that the CPP is financially sustainable for at least the next 75 years. As part of the next triennial review of the CPP, the Government will work with the provinces to ensure the plan’s continued financial sustainability and its ability to meet the needs of Canadians both in their transition to retirement and during their retirement years (see box).

SECURING  CANADA ’S SOCIAL FOUNDATIONS

     The Triennial Review of the Canada Pension Plan

The CPP is jointly governed by Canada’s federal and provincial governments. Its governing legislation requires that responsible federal and provincial Ministers review it every three years. Ministers are required to make best efforts to complete the next review of the plan by the end of 2005.

The 21st Actuarial Report on the Canada Pension Plan, prepared by the plan’s Chief Actuary and tabled in Parliament in December 2004, will serve as the basis for a financial review of the plan. The report, which takes into account the aging of the population, concludes that the CPP is financially sustainable at current contribution rates and under current plan provisions for at least the next 75 years. According to the Chief Actuary, the growth in CPP assets over this period will provide the capacity for the plan to absorb a wide range of unforeseen economic or demographic fluctuations.

At the same time, there have been significant changes in the work and retirement patterns of Canadians since the inception in 1966 of the CPP and its counterpart, the Quebec Pension Plan (QPP). Today’s seniors are increasingly better educated and healthier, living longer and more productive lives, and taking varied paths to retirement. With a view to ensuring that the QPP continues to serve the evolving needs of seniors, the Government of Quebec recently held consultations on a number of possible changes to the QPP, including changes to its actuarial adjustments for late pension take-up and other changes to how pension benefits are calculated, as well as removal of the requirement to stop working as a condition for early pension take-up. With similar objectives in mind, changes to the CPP may also be considered as part of the triennial review.

Private Retirement Savings

Budget 2005 also proposes to strengthen the private retirement savings pillar by increasing the registered retirement savings plan (RRSP) annual contribution limit to $22,000 by 2010 and making corresponding increases for employer-sponsored registered pension plans (RPPs). These changes are detailed in Chapter 4.

Life Income Funds

The growing ability of seniors to choose from a wide range of options regarding their voluntary and leisure activities and their participation in the labour force also means they will be looking for increased flexibility as to when and how they can use their retirement savings to provide income during their retirement years.

THE BUDGET PLAN 2005

     To that end, Budget 2005 proposes to increase the financial flexibility enjoyed by individuals who transfer funds from their federally regulated locked-in RRSPs into life income funds (LIFs) by eliminating a rule that currently requires holders of LIFs to convert them into annuities on reaching age 80.

     Locked-in RRSPs are typically generated when individuals who change employment opt to take the vested pension benefits they have acquired under a registered pension plan (RPP) in the form of a locked-in RRSP, rather than in the form of a deferred annuity or transfer of credits into the RPP of a subsequent employer. To provide income during an individual’s retirement years, a locked-in RRSP may be used to acquire a life annuity or converted into a LIF.

     At present, regulations made under the federal Pension Benefits Standards Act, 1985 (PBSA) stipulate that the terms of LIF contracts (under which locked-in RRSPs are converted into LIFs) must require their beneficiaries to use any remaining LIF funds to purchase a life annuity at age 80. Budget 2005 proposes to eliminate this requirement. As a result, future beneficiaries who transfer their locked-in RRSPs into LIFs will be able to retain the option of continuing to withdraw funds from their LIFs in accordance with existing withdrawal rules even after they reach age 80.

     Other PBSA rules will continue to apply to withdrawals from locked-in RRSPs and LIFs. These rules are designed to protect vested RPP benefits from being exhausted prematurely (for example, by sheltering them from claims by creditors) and help ensure their beneficiaries receive a stable source of income throughout their retirement years. This objective is of particular importance to senior women, many of whom are particularly dependent on retirement income derived from their own vested pension plan benefits and from vested benefits that are left to surviving spouses.

New Horizons for Seniors

With their income security needs assured, increasing numbers of seniors want to use their energy and vitality to make important contributions to Canada’s society and their communities.

SECURING  CANADA ’S SOCIAL FOUNDATIONS

     Budget 2004 provided $10 million per year for a New Horizons for Seniors program to promote voluntary sector activities by and in support of seniors. Requests to support worthwhile activities under the program during the first year have exceeded expectations. Accordingly, Budget 2005 proposes to expand funding for New Horizons for Seniors by an additional $5 million in 2005–06, $10 million in 2006–07 and rising to $15 million in 2007–08 and subsequent years, bringing the annual budget to $25 million. These increases will help meet a range of identified needs within the seniors’ community.

National Seniors’ Secretariat

Budget 2005 also proposes to set aside a further $13 million over five years for a National Seniors’ Secretariat, to be established within Social Development Canada, to serve as a focal point for collaborative efforts to address the new challenges facing seniors. The Secretariat will be tasked with working with seniors organizations on an ongoing basis, conducting research, developing seniors-related policy, and promoting better coordination of government programs and services that matter to seniors.

Strengthening Aboriginal Communities

The Government of Canada is committed to a renewed partnership with Aboriginal people. The most recent Speech from the Throne noted that more must be done to ensure that the country’s prosperity is shared by Canada’s Aboriginal people and communities. The Canada-Aboriginal Peoples Roundtable, launched in April 2004, provides an historic opportunity to innovate, move forward, strengthen partnerships and set a new direction for the future.

     Federal Ministers, in partnership with Aboriginal leaders and in cooperation with provincial and territorial governments, have been holding follow-up sessions on health, lifelong learning, housing, economic opportunities, negotiations and accounting for results. The conclusions from these sessions will be the focus of a policy retreat in the spring of 2005, followed by a First Ministers’ Meeting in the fall of 2005. The Government looks forward to the conclusions of the Roundtable process and will take action, in partnership with Aboriginal people and provinces and territories, to close the gap in life chances for Aboriginal people.

     While awaiting the completion of the Roundtable process, Budget 2005 provides investments of $735 million over the next five years, with a focus on children and youth and their families.

THE BUDGET PLAN; 2005

Aboriginal Children and Youth

The Aboriginal population is young and dynamic—a full third are under the age of 14 years. This young population is poised to make a significant contribution to Canada’s society and economic growth, but must have the education and skills needed to succeed. Reflecting this priority, Budget 2005 provides new investments totalling $345 million over the next five years for:

▪	First Nations early learning and child care.

▪	Special education.

▪	First Nations child and family services.

First Nations Early Learning and Child Care

The Government’s commitment to a national system of early learning and child care includes First Nations children and families on reserve and builds on recent budgets’ commitments to strengthen programs on reserve for First Nations children, which have included:

▪   $320 million over five years ($65 million a year ongoing) for early childhood development programming for First Nations and other Aboriginal children.

▪   A total of $45 million over three years ($14 million a year ongoing) for early learning and child care for First Nations children living on reserve.

     Budget 2005 commits an additional $100 million over the next five years, from the $5 billion provided for the five-year plan for a national initiative (see Chapter 4), to enhance early learning and child care opportunities for First Nations children and families on reserves. This will ensure that First Nations children share in the national commitment to the best possible start in life for Canada’s children. Implementation of these funds will draw on the outcomes of community consultations, upcoming assessments of programs and how they are delivered, and the Aboriginal roundtable discussions.

First Nations Special Education

Investments in primary and secondary education have long-term benefits for both children and Canada as a whole. Some children, however, face special learning challenges in school. These can include fetal alcohol spectrum disorder and mild to severe physical or behavioural challenges. These children require extra resources, such as specialized teachers and equipment that can help them to overcome their challenges and tap into their full potential.

SECURING  CANADA ’S SOCIAL FOUNDATIONS

     Budget 2001 provided $60 million over two years and $35 million annually thereafter for the Special Education Program for First Nations children living on reserve. Budget 2005 builds on that investment by providing an additional $120 million over five years. Combined with funding from the Department of Indian Affairs and Northern Development, this will bring funding for the Special Education Program to $125 million per year by 2007–08. The incremental funding provided in this budget will enhance the ability of First Nations to provide the additional resources (including teachers, specialized programs, assistive technology and modifications to physical surroundings) required to meet the demands on the program.

First Nations Child and Family Services

The health, safety and well-being of children are everyone’s responsibility. One of the most difficult issues facing many Aboriginal communities and families is the high rate of placement of Aboriginal children in care outside their parental homes. There are about 100 First Nations child and family service agencies that are currently mandated and monitored by provincial governments and funded by the Government of Canada to provide essential child protection and family support services to First Nations communities.

     A comprehensive strategy is being developed to help ensure that more First Nations children and parents get the help they need to prevent the types of crises that lead to intervention and family breakdown. In the interim, Budget 2005 provides an investment of $25 million a year to address immediate cost pressures.

Strengthening Aboriginal Social Foundations

Children and their families also need the basic foundations of healthy communities. Budget 2005 provides new investments totalling $340 million over five years on:

▪	First Nations housing on reserves.

▪	Aboriginal languages and culture.

▪	The Aboriginal Healing Foundation.

THE BUDGET PLAN 2005

First Nations Housing On Reserves

Adequate housing is one of the basics of life, an essential support for developing one’s potential. Yet there is a critical and growing shortage on First Nations reserves. The Canada–Aboriginal Peoples Roundtable identified housing as one of its top priorities and the most recent Speech from the Throne stated that “these are the intolerable consequences of the yawning gaps that separate so many Aboriginal people from other Canadians,” including unacceptable gaps in basics like housing.

     Since then the Government of Canada, Aboriginal organizations, provinces and territories, and housing experts have launched in-depth discussions about what transformative changes are required to improve housing conditions for Aboriginal people. But while these discussions are ongoing, there is an opportunity to take immediate action to start addressing the housing shortage.

     Budget 2005 provides an investment of $295 million over five years, of which $200 million will be for the next two years, for housing construction and renovation on reserves. The Department of Indian Affairs and Northern Development and the Canada Mortgage and Housing Corporation will build on their current programs to stabilize the housing situation on reserve by constructing 6,400 new units and renovating 1,500 existing units—enough to stem the growing shortage of housing units and begin to eliminate it. Capital contributions will be limited to new construction or renovations, and rents will be paid on these units. The Government will consider further proposals, including a First Nations Housing Authority, after the Roundtable process is completed.

Support for Languages and Cultures

Aboriginal languages and cultures are an integral part of Canada’s cultural heritage and an important source of pride and identity for Aboriginal peoples. The Government of Canada and a number of provincial and territorial governments support and promote Aboriginal languages and cultures both directly and indirectly, often by assisting communities to take the steps they believe are needed to preserve and revitalize their languages and cultural practices. Yet more is needed to ensure that Aboriginal languages and cultures remain a vital part of the diverse and vibrant Canadian heritage.

SECURING  CANADA ’S SOCIAL FOUNDATIONS

     In December 2002, the Government announced $172.5 million to support the creation of a new Aboriginal Languages and Cultures Centre. Recommendations from an Aboriginal advisory task force regarding the activities and operations of this centre are anticipated shortly. Budget 2005 provides funding of $5 million to extend the Aboriginal Languages Initiative, which supports community-based Aboriginal languages projects, for one more year until the centre becomes operational.

Aboriginal Healing Foundation

The Aboriginal Healing Foundation (AHF) was established in 1998 with a $350-million endowment and a mandate to support community-based projects that would address the legacy of the physical and sexual abuses that occurred in the Indian residential school system. Consistent with its mandate, the foundation has now committed all its funds and is winding down its affairs.

     The AHF has helped many thousands of individuals and hundreds of communities begin their healing journeys and has contributed to a deeper understanding of the legacy of the residential school era. However, individuals and communities are at different stages in their healing work. While the Government takes stock and considers how best to move forward with regard to this important work in the context of the Aboriginal Roundtable process, Budget 2005 will provide an additional $40 million in 2004–05 for the Aboriginal Healing Foundation to continue supporting healing projects and to promote public awareness and understanding of healing issues. The $40 million will enable the Foundation to fund projects over the next two years.

     The Government will continue to work with residential school claimants and their representatives, Aboriginal healers and leaders, and the churches to find ways to expedite the resolution of claims of physical and sexual abuse in Indian residential schools.

Building Relationships

Canada’s Relationship With the Métis Community

In the 2003 Powley decision, the Supreme Court of Canada recognized the Métis Aboriginal right to harvest for food in the Sault Ste. Marie area of Northern Ontario, and allowed for the possibility that such rights might exist elsewhere in Canada.

THE BUDGET PLAN 2005

     In response to this decision, Budget 2004 set aside $20.5 million in 2004–05 to work with Métis leadership, provinces and territories to address Métis Aboriginal harvesting issues. Over the last year, the Government of Canada has been working with stakeholders to assess the broader implications of the decision, develop possible approaches to implementation, and facilitate responsible harvesting while ensuring public safety. But more work needs to be done.

     To that end, Budget 2005 provides an additional $30 million over the next two years to continue work with provincial and territorial governments, Métis organizations and other stakeholders to fully assess the implications of the decision for Métis communities and ensure effective implementation of the Supreme Court decision.

Post-Secondary Scholarships for Aboriginal Canadians

The Government of Canada is committed to supporting the educational aspirations of Aboriginal Canadians. In 2003, the Government established a new post-secondary scholarship program for Aboriginal students with a one-time $12-million endowment, to be administered by the National Aboriginal Achievement Foundation.

     To further support and encourage the achievement of higher levels of education among Aboriginal students, Budget 2005 commits an additional $10 million in 2005–06 for the Post-Secondary Education Program administered by the National Aboriginal Achievement Foundation.

Inuit Secretariat

Inuit organizations have long argued that their unique issues, needs and priorities have not received adequate attention from the Government of Canada. In response, at the April 2004 Canada-Aboriginal Peoples Roundtable, Prime Minister Paul Martin announced the creation of an Inuit Secretariat, to reside within Indian and Northern Affairs Canada. The Secretariat will bring a strategic policy focus to discussions and decisions that impact on the policies, programs and services that shape the federal government’s relationship with the Inuit. Budget 2005 provides $10 million over the next five years to establish and operate the Inuit Secretariat.

SECURING  CANADA ’S  SOCIAL FOUNDATIONS

Supporting Canada’s Heritage

Support for Culture

In 2001, the Government of Canada announced the Tomorrow Starts Today initiative, which provides major support for Canadian arts and culture. Since its introduction, the initiative has provided almost $740 million to all aspects of the creative process—encouraging excellence among Canada’s artists, promoting arts and culture among the population as a whole and providing cultural industries with the means to prosper in the 21st century.

     On December 15, 2004, the Minister of Canadian Heritage announced that this initiative would be extended for another year with a budget of up to $192 million, with $172 million of new funding and the remainder from reallocation within the Department. Budget 2005 further extends the $172 million of new funding per year for another four years, for a total of $688 million. This brings total new funding for Tomorrow Starts Today to $860 million over five years. This multi-year investment will help create stability within the arts and culture community by providing predictable levels of funding in the years to come. It will also help cultivate a vibrant and creative cultural life in communities across the country that reflects Canada’s multicultural society and promotes a diversity of views and cultural expressions at home and abroad.

     The Canadian Broadcasting Corporation plays a unique and essential role in highlighting Canadian stories and showcasing Canadian talent on radio and television. Budget 2005 provides $60 million in 2005–06 to help ensure that Canada’s stories, reflecting the ever-increasing diversity of Canadian society, find their way into Canadian homes in the form of high-quality programming.

     Budget 2005 provides a $6-million contribution in 2005–06 and $1 million ongoing to assist the Canadian National Institute for the Blind (CNIB) in improving the accessibility of information and written culture for Canadians with print disabilities. These funds will help the CNIB to digitize its collection and extend its library services to Canadians across the country.

THE BUDGET PLAN 2005

Celebrating Canada’s History

The Government of Canada has long recognized the importance of multiculturalism and of national celebrations that bring Canadians together, strengthen communities and help Canadians understand the significance of the citizenship they all share. Each summer Canadians celebrate National Aboriginal Day, Saint-Jean-Baptiste Day, Canadian Multiculturalism Day, Canada Day and many others. Centennials, such as those in 2005 for Alberta and Saskatchewan, also celebrate achievements. Budget 2005 provides $5 million per year to the Multiculturalism Program to enhance its contributions to equality for all and $10 million per year to Celebrate Canada for community-based events and activities that offer Canadians the opportunity to share their pride in their country with each other.

     It is important that Canadians learn more about the ever-increasing diversity that characterizes Canadian society. The Centre for Research and Information on Canada (CRIC) plays an important role in helping Canadians learn and understand more about each other. Budget 2005 provides $4.5 million in 2005–06 to ensure that CRIC continues this important work while it reviews its current organizational structure and how it can best serve Canadians.

     Recognizing the importance of celebrating Canadian history, the Government of Canada is committed to the development of initiatives that support the restoration and preservation of Canada’s built heritage. To this end, Parks Canada will continue to work with its partners to implement a national register of historic places, conservation standards and a certification process for restoration expenditures. Budget 2005 provides $46 million over the next five years to support these efforts.

     Parks Canada also plays a major role in the stewardship of Canada’s built heritage. Budget 2005, as part of the package of initiatives on the environment (see Chapter 5), provides Parks Canada with incremental funding to address a series of pressures facing the physical infrastructure in national parks and historic sites under its care. In addition to helping mitigate the environmental impact of daily park operations, this funding will help ensure that Parks Canada’s built heritage continues to be preserved for future generations.

SECURING  CANADA ’ S SOCIAL FOUNDATIONS

     The Government of Canada has declared 2005 to be the Year of the Veteran and is sponsoring a number of high-profile events at home and overseas during the year to commemorate the 60th anniversary of the end of World War II. Looking beyond this key anniversary, for which $16.5 million over two years was announced on November 5, 2004, Budget 2005 provides new funding of $6 million per year for future commemoration activities so that the sacrifices and contributions of Canada’s veterans will never be forgotten.

     Canada has committed to host the 2006 World Urban Forum, a five-day international event sponsored by the United Nations Human Settlements Programme (UN-HABITAT). The World Urban Forum is a signature international event with some 6,000 delegates from over 150 countries expected to participate. The 2006 forum will take place in Vancouver, June 19-23, 2006. Hosting an event of the magnitude and profile of the Forum requires significant effort in managing a complex network of interests. The Minister of Labour and Housing is spearheading this effort, with several federal departments supporting preparations and involving their partners. Budget 2005 provides $15 million over the next two years to help ensure the success of the Forum. This investment will be complemented by contributions from participating federal departments as well as the private sector and international and provincial partners.

Building for the Future

The Government of Canada has a long tradition of creating opportunities for the leaders of tomorrow. Canada’s youth are the future, and through programs such as Encounters with Canada and the Summer Work Student Exchange programs, the Government of Canada has ensured that today’s youth have opportunities to learn more about their country and gain a better understanding of Canadian diversity. To this end, Budget 2005 provides $5.4 million in 2005–06 for these two programs so that they can continue to serve young Canadians.

     Investing in the future also depends on breaking down barriers to full and equal participation by all in Canadian society. The October 2004 Speech from the Throne indicated that the Government would “strengthen Canada’s ability to combat racism, hate speech and hate crimes.” Budget 2005 will do so by investing $56 million over the next five years to implement “A Canada for All: Canada’s Action Plan against Racism.” The action plan will reinforce the Government of Canada’s ongoing commitment to eliminating racist behaviours and attitudes.

THE BUDGET PLAN 2005

     As a society, looking to the future can be difficult when troubling memories from Canada’s past go unacknowledged. The Department of Canadian Heritage has worked with Canadian ethnocultural groups who carry such memories with them as a result of events that occurred in Canadian history during times of war, or as a result of immigration policies of the day. The objective of these efforts is to ensure that similar events never occur again. In support of these ongoing efforts, Budget 2005 provides $25 million over the next three years for commemorative and educational initiatives that will highlight the contributions that these groups have made to Canadian society and help build a better understanding among all Canadians of the strength of Canadian diversity.

Sport

In 2010, the eyes of the world will be on Canada as Vancouver and Whistler host the Olympic and Paralympic Winter Games. The Games will inspire Canadian pride and achievement—and provide an opportunity to encourage participation in sport by Canadians at the highest level and in communities.

     As part of the Government of Canada’s ongoing commitment to the Games, Budget 2005 provides an additional $87 million over seven years, including an additional $20 million for the Paralympic Games, to ensure that Canada is ready when the world comes to visit in 2010. This funding is over and above the Government of Canada’s existing commitment of over $410 million to help build the Games’ sport and event venues, as well as to provide the essential services required for such an event, such as policing and security.

     To ensure that Canadian elite athletes have the coaching, equipment and support they require to perform at the top levels of national and international competition, Budget 2005 renews on an ongoing basis the significant investment of $50 million made in the last year. In addition, a further $15 million per year will be provided to respond to the recommendations of the Own the Podium report and provide the resources required for Canada’s elite athletes to reach their potential in the years to come. Also, as part of the Government’s effort to support the Olympians and Paralympians of tomorrow, and to ensure that Canadians across the country have more opportunities to get involved in sport at the community level, Budget 2005 builds on the 2003 investment of $10 million annually for sport participation initiatives by investing an additional $5 million per year.

     These investments will bring stability to Sport Canada’s budget. They will provide the sport system with the highest level ever of ongoing funding from the Government of Canada, effectively doubling its base funding of some $70 million in 2004–05 to $140 million in 2005–06.

SECURING CANADA’S SOCIAL FOUNDATIONS

Strengthening the Justice Framework

Canadians deserve to be protected against criminal acts and to have faith in the justice system. Budget 2005 provides funding for measures that will address some of the social origins of crime and victimization in Canada, and funding to enhance law enforcement and to ensure that war criminals do not find safe haven in Canada.

     Budget 2005 renews a previous enhancement to the National Crime Prevention Strategy, which supports community-based projects across the country for both victims of crime and offenders, by providing funding of $30 million for each of the next three years on top of base funding of $32 million per year.

     The Victims of Crime Initiative aims to increase the confidence of victims in the criminal justice system by raising awareness of the needs of victims among criminal justice system personnel and the public; bringing the perspectives of victims to the development of legislation and policy; increasing awareness of available services and assistance among victims and their families; and facilitating the provision of services and assistance to victims by third parties. Budget 2005 renews the Victims of Crime Initiative on an ongoing basis and provides funding of $25 million over the next five years.

     Canada’s War Crimes Program was formally established in 1998 as a pilot project, and a coordinated policy framework was designed to ensure that Canada would not provide a “safe haven” to persons involved in World War II or modern war crimes. Since then, Canada has become an international leader through its support for international tribunals and one of the first countries to incorporate the provisions of the International Criminal Court statute into domestic law. Budget 2005 commits $15.6 million per year to continue these efforts to deny impunity to persons involved or complicit in war crimes, genocide or crimes against humanity.

     Budget 2005 also renews the Integrated Proceeds of Crime initiative on an ongoing basis and provides funding of more than $115 million over the next five years for this purpose, as noted in Chapter 6.

THE BUDGET PLAN 2005

Table 3.4
Securing Canada’s Social Foundations

	2004-05	2005-06	2006-07	2007-08	2008-09	2009-10	Total

			(millions of dollars)
Additional federal health investments
Health human resources, wait times,
and performance reporting		28	34	48	48	43	200
Healthy living and chronic disease		16	34	47	56	56	210
Diabetes strategy		18	18	18	18	18	90
Hepatitis C program		11					11
Pandemic influenza preparedness		8	19	2	2	2	34
Safety of drugs and other
therapeutic products		13	32	39	42	45	170
Environmental health		7	16	20	22	25	90

Total		100	152	174	189	190	805

Tax fairness
Response to the recommendations of the Technical Advisory Committee on Tax Measures for Persons with Disabilities[1]		37	37	42	42	52	210
Expenses eligible for the METC		5	5	5	5	5	25
GST health care rebate[1]
Adoption expenses		5	5	5	5	5	25
Caregiver expenses	5	15	15	20	20	20	95

Total	5	62	62	72	72	82	355

Seniors
GIS increases		82	427	700	728	755	2,692
New Horizons		5	10	15	15	15	60
Seniors’ Secretariat		2	2	3	3	3	13

Total		89	439	718	746	773	2,765

Strengthening Aboriginal communities[2]
First Nations special education		10	20	30	30	30	120
First Nations housing on reserves		75	125	45	25	25	295
First Nations child and family services		25	25	25	25	25	125
Aboriginal Healing Foundation	40						40
Other		32	17	2	2	2	55

Total	40	142	187	102	82	82	635

Supporting Canada’s heritage
Support for culture		238	173	173	173	173	930
Celebrating Canada’s history		45	39	29	29	29	171
Building for the future		20	20	22	12	12	86
Sport		76	78	79	85	113	429

Total		379	309	303	299	327	1,616

Strengthening the justice framework		51	51	51	21	21	193

Total	45	823	1,200	1,419	1,408	1,474	6,369

1 Costs are amounts in excess of those already set aside in the fiscal framework.

2 $100 million for 5 years has been allocated for on-reserve Early Learning and Child Care (ELCC) in the funds set aside for ELCC (see Chapter 4).

4

A Productive, Growing
and Sustainable Economy

THE BUDGET PLAN 2005

Highlights

Investments in Canadian Capabilities

Investing in People

Building on investments made by the Government of Canada in recent budgets, Budget 2005 makes significant strategic investments in building a highly skilled and adaptable workforce.

■	$5 billion over five years to start building a framework for an Early Learning and Child Care initiative in collaboration with provinces and territories.

■	An additional $120 million over five years to improve the Special Education Program for First Nations children living on reserve.

■	$398 million over the next five years to enhance settlement and integration programs and improve client services for newcomers to Canada.

■	$125 million over the next three years for next steps for the Workplace Skills Strategy.

■	$30 million over three years to the National Literacy Secretariat.

   Investing in Ideas and Enabling Technologies

   Budget 2005 makes major strategic investments in building a world-class research environment in Canada through measures such as:

■	$375 million over five years for the three federal research granting councils.

■	$165 million to Genome Canada to sustain its support for breakthrough genomics research.

■	$126 million over five years to support groundbreaking research in particle physics at the University of British Columbia’s TRIUMF science facility.

■	$75 million over five years to help meet the indirect costs of federally supported research at hospitals and universities.

A PRODUCTIVE, GROWING AND SUSTAINABLE ECONOMY

Investing in Regions and Sectors

Budget 2005 helps strengthen the economies of Canada’s regions through initiatives, including:

■	Increased funding of $800 million for regional economic development agencies in Atlantic Canada, Western Canada, Quebec and Northern Ontario.

■	$120 million towards the development of a comprehensive Northern Strategy for economic development.

■	Additional investments in key sectors of Canada’s economy such as agriculture and space.

Economic Policy Framework

A Fair and Competitive Tax System

Budget 2005 reduces taxes for individuals — especially low- and modest-income Canadians. It will also promote economic growth by making Canada’s tax system more efficient and competitive. Under the measures set out in the budget:

■	The amount of income that all Canadians may earn without paying federal income tax will increase to $10,000. 860,000 taxpayers will be removed from the tax rolls, including about 240,000 seniors.

■	RRSP annual contribution limits will be increased to $22,000 and corresponding increases made for employer-sponsored registered pension plans.

■	The corporate surtax will be eliminated and the 21-per-cent general corporate income tax rate will be reduced to 19 per cent, maintaining our tax rate advantage relative to the U.S.

■	Capital cost allowance rates will be better aligned with the useful life of assets.

THE BUDGET PLAN 2005

More Efficient and Effective Markets

To improve Canada’s business climate, Budget 2005 commits the Government to:

■	Eliminate the 30-per-cent foreign property limit on pension investments.

■	Increase deposit insurance coverage to $100,000 from $60,000.

■	Consult with Canadians on refinements to the legislative framework for the financial sector to improve consumer protection and promote greater efficiency.

■	Work with the provinces and territories to reach an agreement by year-end on an enhanced system of securities regulation.

■	Introduce regulatory reforms and other initiatives that will advance Canada’s record of strong economic growth and job creation.

A PRODUCTIVE, GROWING AND SUSTAINABLE ECONOMY

Introduction

A central role of government is to improve the well-being of all Canadians. A 21st century economy—a dynamic economy that creates opportunities for its people and is environmentally sustainable—is essential for achieving this objective. A productive, growing economy not only provides the foundation for more jobs and rising incomes, but also provides resources for investment in the quality of life of Canadians.

     Improving Canadians’ well-being requires a balanced mix of policy actions that together create a sustainable approach to meeting Canada’s social, environmental and economic goals. A dynamic and sustainable economy ensures that Canada’s leading record of economic growth continues, that growth today does not come at the expense of negative consequences tomorrow, and that Canada has the resources to secure social goals and meet global responsibilities.

     This chapter builds on a track record of success to meet new challenges and to seize global opportunities.

Addressing Canada’s Foremost Economic Challenges

Improving the living standards of Canadians can be achieved in two ways: through greater employment as a proportion of the population and higher productivity. Greater employment increases living standards as more of the population produces and earns income. Higher productivity increases living standards as each employed person produces and earns more.

     For almost a decade, Canada has been successful in raising living standards by increasing both employment and productivity. As described in Chapter 2, since the federal budget was balanced in 1997–98, Canada’s standard-of-living growth has been the best of all the Group of Seven (G-7) leading industrial nations, including the United States. As described in Chapter 7, this government has no intention of going back into deficit.

     Canada’s outstanding performance must not be taken for granted, particularly in the light of new challenges. In the short term, Canadian businesses must continue to adjust to the increased value of the Canadian dollar. Over the longer term, Canada needs to meet the twin challenges of intensifying global competition and impending demographic change while striving to reduce its environmental footprint. The Government of Canada’s best response to these challenges—the best way to increase national well-being—is to improve Canadian productivity through an emphasis on new skills and knowledge, increased physical investment, effective markets and commercial innovation.

THE BUDGET PLAN 2005

     Canada must respond to its impending demographic challenge. As noted by the Organisation for Economic Co-operation and Development (OECD), “looking forward, the key challenge for Canada will be to set policies in a way that ensures continued strong growth in living standards, despite the passage of the baby boomers into retirement.”1 As described in more detail in Annex 3, Canada’s aging population means that the number of working-age people will shrink as a share of the whole population. This has significant economic, as well as social, implications. With the coming demographic shift, higher employment will no longer be a reliable source of improvement in living standards. In fact, the anticipated fall in the share of the population in employment over the coming decades, shown in the chart below, could act as a drag on the growth of Canadians’ standard of living.

1 OECD Economic Surveys: Canada, 2004, p. 37.

A PRODUCTIVE, GROWING AND SUSTAINABLE ECONOMY

     Much can still be done to mitigate this process and sustain employment. Priorities include boosting job opportunities for Aboriginal people, and improving and accelerating the integration of new Canadians, especially those who are highly skilled, into the workforce. These are clear examples of how positive social and economic policies can be mutually reinforcing. In an aging society, Canada should also ensure that older Canadians who wish to continue to take part in the labour market are able to do so. Nonetheless, in the long run, a decline in the proportion of working Canadians in the population is inevitable. This means that for continued growth in Canada’s living standards and to obtain the resources to meet the needs of an aging population, the critical task facing Canada is to increase productivity by investing in the drivers of economic growth.

Canada’s Economic Policy Framework

To address these challenges the Government of Canada is pursuing a two-fold economic strategy. First, it will continue to build the Canadian economic framework, which creates domestic and global opportunities for Canadians and Canadian business. Second, it will continue to invest in Canadian capabilities, the drivers of our economic growth. The combination of the right framework policies and sustained investment in Canada’s capabilities create sustainable economic growth, which is essential to improve the well-being of all Canadians.

     Sound macroeconomic policy—which includes low and stable inflation, prudent fiscal planning, balanced budgets, and falling government debt—is central to Canada’s economic policy framework. To be fully effective, this sound macroeconomic policy must be complemented with effective structural policies. These include free trade, a deeper Canadian economic union, efficient markets and a competitive tax system. As one of the world’s leading trading nations, Canada has a vital stake in a free and open economy, both domestically and internationally. Free trade not only provides better access to large foreign markets, but also the necessary competitive environment, and the incentives, for firms to adopt the latest advances in technology.

     Canada has also benefited immensely from other forms of structural reform, including the promotion of competition, and more efficient regulation. Budget 2005 provides important framework initiatives, including making key markets more efficient and building a fairer and more internationally competitive tax system.

THE BUDGET PLAN 2005

     A fair, efficient and competitive tax system represents a critical foundation for a productive economy. Reductions in personal taxes provide greater incentives for individuals to work, save and invest in their skills and education. Reductions in corporate taxes increase incentives for firms to invest in new equipment, undertake innovative research, and continue to create jobs.

     Rules and regulations are essential to safeguard the health and safety of Canadians. Appropriate regulations do not place unnecessary burdens on Canadians, freeing investment and interprovincial flows of people and commerce. Budget 2005 takes a series of measures to improve the efficiency of our markets, particularly the financial markets. Financial markets play an important role in allocating resources to firms with the best investment opportunities. By making them more efficient, both the returns to Canadian savers and the international competitiveness of our businesses will increase.

A PRODUCTIVE, GROWING AND SUSTAINABLE ECONOMY

     The Canadian economic framework creates opportunities for all Canadians. Together, these policies provide the right economic policy framework for individuals and firms to invest in the key drivers of growth: human capital, physical capital and innovation. To seize these opportunities, the Government of Canada must also invest in Canadian capabilities that support these growth drivers. In this budget, the Government continues to enhance and strengthen Canada’s core capabilities by:

■	Investing in people.

■	Investing in ideas and enabling technologies.

■	Strengthening the ability of regions and sectors to compete at the leading edge.

THE BUDGET PLAN 2005

Investing in People

Highlights

Building on investments made by the Government of Canada in recent budgets, Budget 2005 makes significant strategic investments in building a highly skilled and adaptable workforce.

■	$5 billion over five years to start building a framework for an Early Learning and Child Care initiative in collaboration with provinces and territories.

■	An additional $120 million over five years to improve the Special Education Program for First Nations children living on reserve.

■	$398 million over the next five years to enhance settlement and integration programs and improve client services for newcomers to Canada.

■	$125 million over the next three years for next steps for the Workplace Skills Strategy.

■	$30 million over three years to the National Literacy Secretariat.

A PRODUCTIVE, GROWING AND SUSTAINABLE ECONOMY

Introduction

Improved living standards have two main sources — growth in the share of the population working and increases in productivity. Although productivity growth has historically been an important factor, employment growth has also been a key driver of Canada’s recent economic success. With the aging of Canada’s population, however, and a consequent fall in the proportion of the population working, the key driver for future improvements in living standards will be productivity growth. In that context, continuing investment in human capital, including ensuring the full labour market participation of skilled Canadians, will be fundamental to creating the productivity growth needed for continued improvements in living standards.

Building on a Strong Base

Between 1997 and 2004, Canada experienced the strongest growth in employment among the Group of Seven (G-7) countries. The labour market participation rate is now at historically high levels, while Canada’s unemployment rate of 7 per cent is close to the lowest it has been in 25 years. Most unemployment is short-term, illustrating Canada’s dynamic labour market. At 43 per cent, Canada has the highest level of post-secondary attainment among OECD countries and Canada’s youth rank very high on international performance measures. Simply put, Canada is a prosperous country because of the collective efforts of Canadians.

     These achievements are remarkable and have benefited many Canadians. However, in an increasingly integrated global economy, continued efforts must be made to ensure that all Canadians have the opportunity to contribute to and share in this prosperity.

Recent Initiatives

In recognition of the central role of human capital development, the Government of Canada has invested heavily in learning and skills development in recent years to support the development of a skilled, adaptable and innovative workforce. Recent budgets have provided direct support for human capital development through:

■ Helping families save for their children’s education.

■ Helping students directly with the costs of education through loans, grants and tax measures, and assisting individuals facing difficulties in repaying their student loans.

■ Supporting initiatives for improving workplace skills acquisition.

THE BUDGET PLAN 2005

■ Investing in enhanced language training and foreign credential recognition to help immigrants integrate more effectively into the labour force.

     Two key initiatives introduced in Budget 2004 — the Canada Learning Bond and changes to the Canada Student Loans Program — will begin to have an impact this year, as planned. There have been extensive preparations, including consultations with provinces and territories and other stakeholders, and necessary legislative changes, to ensure that Canadians realize the full benefits of these initiatives.

Building on the Foundations

Significant progress has been made in building a prosperous and inclusive society, where all Canadians have opportunities to develop the skills and knowledge that enable them to contribute to society and the economy. However, Canadians cannot be complacent. Canada needs to have a highly skilled, adaptable labour force that can respond to and drive the economy of tomorrow, and to be able to make the best use of the skills of those already in the labour market. To this end, the development of human capital is a cornerstone of the Government of Canada’s economic and social policy. For Canada to reach its potential in a dynamic environment, new approaches that will strengthen opportunities for learning and skills development over the life cycle are required. The new initiatives announced in Budget 2005 focus on key gaps in human capital development policies — early learning and child care; special education for First Nations children; workplace skills; literacy; and the integration of immigrants into the labour market.

Early Learning and Child Care Initiative

To secure a vibrant and productive Canadian society, Canada must continue to invest in its children. Research in Canada and around the world demonstrates that high quality child care and early learning opportunities are essential for children to get the best start in life. Such opportunities are critical to children’s physical, emotional, social, linguistic and intellectual development — setting them on a path of lifelong achievement.

A PRODUCTIVE, GROWING AND SUSTAINABLE ECONOMY

     Investments in early learning and child care also recognize the reality that in today’s economy parents are more likely to participate in the paid labour force and need access to affordable, quality child care that provides a caring and stimulating environment for their children. However, recent statistics show that while seven of ten women with children under age six are in the labour force, there are only enough regulated child care spaces for 20 per cent of young children.

     The Government of Canada understands that quality early learning and child care programs and services play an important role in promoting the healthy development of young children. Over the past several years, the Government has worked with provinces and territories to build support for families and children in recognition of the benefits that accrue to society. The September 2000 Early Childhood Development Agreement and the 2003 Multilateral Framework Agreement on Early Learning and Child Care are but two examples of these efforts, as described in the box below.

     Canadians can be proud of these investments. At the same time, the Government of Canada recognizes that more can be done working with provinces and territories to advance the quality and accessibility of regulated child care in Canada. A strong, shared initiative for Canada’s children is one of the best investments that governments can make in the social and economic fabric of this country.

     Following up on the Speech from the Throne’s commitment in October 2004, federal-provincial-territorial ministers responsible for social services, with the exception of Quebec, announced in November 2004 that they had begun to work towards a shared vision for an Early Learning and Child Care initiative that would become a pillar of Canada’s social foundations. Ministers agreed to be guided by four key principles — quality, universally inclusive, accessible and developmental (QUAD) — in setting priorities for investments in their respective ELCC systems (see box on QUAD principles). They are working together on how to meet their shared objectives and on building a framework for quality services across the country.

THE BUDGET PLAN 2005

Recent Federal-Provincial-Territorial Agreements in Support of Children

Under the 2000 Early Childhood Development (ECD) Agreement, the federal, provincial and territorial governments agreed to make significant new investments in the areas of promoting healthy pregnancy, birth and infancy; improving parenting and family supports; strengthening early childhood development, learning and care; and strengthening community supports.

As part of the ECD Agreement, the Government of Canada committed to provide $2.2 billion in funding over five years to provincial and territorial governments through the former Canada Health and Social Transfer. In 2003, the Government announced a continuation in funding after 2005 – 06 at the level of $500 million per year. Beginning in 2004 – 05, these early childhood development funds are paid as transfers under the new Canada Social Transfer. In addition, the Government of Canada invested a further $320 million over five years ($65 million annually) for early childhood development programming for First Nations and other Aboriginal children.

The 2003 Multilateral Framework on Early Learning and Child Care (ELCC) built on the foundation of the earlier ECD Agreement by increasing funding for the third of its key areas for action (strengthening early childhood development, learning and care). Specifically, in Budget 2003, the Government of Canada provided $900 million over five years to provinces and territories to help them provide greater access to quality child care and early learning opportunities.

Budget 2004 announced an acceleration in the implementation of the Framework by increasing cash transfers to provinces and territories under the Canada Social Transfer over two years, for a commitment to early learning and child care of $150 million in 2004 – 05 and $225 million in 2005 – 06, bringing the total investment to $1.05 billion over the five years spanning 2003 – 04 to 2007 – 08.

Budgets 2003 and 2004 also provided $45 million over three years (and $14 million per year ongoing) for early learning and child care for First Nations children living on reserve.

From 2003 – 04 through to 2007 – 08, these agreements represent a total federal investment of over $3.5 billion to support provinces and territories in developing programs and services for early childhood development and early learning and child care.

A PRODUCTIVE, GROWING AND SUSTAINABLE ECONOMY

QUAD Principles: Guiding Investments in Early Learning and Child Care

In October 2004, the Speech from the Throne announced that the Government of Canada was committed to doing more for early learning and child care in Canada. Specifically, it committed the Government to working collaboratively with provinces and territories to build the foundations for a shared Early Learning and Child Care (ELCC) initiative.

Furthermore, the Speech from the Throne outlined four interrelated, key principles (known as the “QUAD”) that will shape a shared vision for ELCC and go beyond earlier agreements and investments. The QUAD principles can be summarized as:

■ Quality — evidence-based, high quality practices relating to programs for children, training and supports for early childhood educators and child care providers, and provincial/territorial regulation and monitoring.

■ Universally inclusive — open to all children, without discrimination.

■ Accessible — available and affordable for those who choose to use it.

■ Developmental — focused on enhancing early childhood learning opportunities and the developmental component of ELCC programs and services.

The QUAD principles will guide investments and decisions in respect of ELCC programs and services, allowing provinces and territories the flexibility to address local needs and priorities. At the same time, they will provide a firm basis of accountability, whereby all governments will report annually to their citizens on activities and progress related to the principles and goals that form the ELCC vision and framework for quality services across the country.

A focus on the QUAD principles can lead to improvements in areas such as the quality and the number of child care spaces, affordability of child care services, children’s readiness for school, and supports for early childhood educators and child care providers. Together, improvements such as these will help elevate Canada’s ELCC programs and services to a new, improved level that meets the needs of Canadians.

     Budget 2005 delivers on the Government of Canada’s commitment of $5 billion over five years in support of an Early Learning and Child Care initiative in cooperation with provinces and territories. Discussions with provinces, territories and stakeholders are ongoing, and significant progress towards the development of the framework is anticipated in the course of the year. A long-term vision, measurable goals based on shared QUAD principles, and the accountability of all governments to their citizens are part of these discussions. The necessary steps required to implement this vision and ensure that children have the best start in life will be taken once these discussions have concluded.

THE BUDGET PLAN 2005

     The Government recognizes that provinces and territories are at different stages in the development of their respective early learning and child care programs and services. In that context, Budget 2005 is making available $700 million, to be paid into a third-party trust upon passage of authorizing legislation. Provinces and territories will have the flexibility to draw down the funds on a per capita basis, as they require, up to the end of 2005 – 06, while a framework for quality programs and services across the country is developed.

     Out of this $5 billion commitment, the Government of Canada will devote $100 million to First Nations on reserve, continuing to work in partnership with them to find practical solutions that address on reserve early learning and child care needs.

     The Government of Canada commits a similar portion of the $5 billion – $100 million for the development of a new accountability package that will support improved research and the development of common evidence-based indicators and benchmarks.

Table 4.1
Federal Support for an Early Learning and Child Care (ELCC) Initiative

	2004 – 05	2005 – 06	2006 – 07	2007 – 08	2008 – 09	2009 – 10	Total

				(millions of dollars)

ELCC Initiative	200	500	700	1,200	1,200	1,200	5,000

Trust to provinces/
territories[1]	200	500					700

Annual amount
available to
provinces/territories			650	1,150	1,150	1,150	4,100

First Nations on-reserve			25	25	25	25	100

Accountability			25	25	25	25	100

1$700 million of ELCC initial phase funding for two years (2004 – 05 and 2005 – 06) to be paid to a third-party trust on behalf of provinces and territories and accounted for by the Government of Canada in 2004 – 05. Two-year profile based on an assumed notional draw down by provinces and territories, as required, up to the end of 2005 – 06.

A PRODUCTIVE, GROWING AND SUSTAINABLE ECONOMY

First Nations Special Education

Investments in primary and secondary education have long-term benefits for children, as individuals, and Canada, as a whole. As noted in Chapter 3, this is particularly true for First Nations children on reserve, who often face more significant barriers to completing their schooling than other Canadian children, and may have special needs.

     Budget 2005 builds on previous federal investments in special education for First Nations children on reserve and provides an additional $120 million over five years to enhance the ability of First Nations to provide the additional resources (including teachers, specialized programs, assistive technology, and modifications to physical surroundings) required to meet the demands on the Special Education Program. A longer-term strategy for Aboriginal education, including special education, will be a key focus of the roundtable process with Aboriginal groups, leading to a First Ministers’ Meeting with Aboriginal leaders.

Ensuring Maximum Participation

Newcomers to Canada

Immigration is an important source of labour force growth. Demographic research indicates that within the next ten years immigration will account for all net labour force growth in Canada. Attracting and retaining skilled immigrants and ensuring they are able to reach their full potential sustains economic growth, promotes innovation and keeps city and community economies strong.

     Since 2000, and consistent with the annual Immigration Plans tabled in Parliament, Canada has welcomed more than 220,000 immigrants to the country each year. This success in attracting newcomers has required a balancing of the objectives underlying Canada’s immigration program, including making processes faster and procedures more equitable, reuniting families, and meeting Canada’s economic and social needs.

     Looking forward, it is essential that Canada continue to be a destination of choice for immigrants, and that newcomers to Canada are integrated into the economy and society as effectively and efficiently as possible. Success in achieving these objectives will depend in part on how governments work together, which will be an important element of the Canadian Immigration Framework that is under discussion with provinces and territories.

THE BUDGET PLAN 2005

     Many immigrants, however, face challenges in reaching their full potential in the Canadian labour market. They may need to acquire or perfect their English or French language skills. Many employers report gaps in immigrants’ mastery of specialized workplace language skills. A further barrier to the full labour market integration of new Canadians is the complex credential assessment and recognition requirements that need to be satisfied before they can work in their field of expertise.

     As noted in Chapter 3, Budget 2005 provides $75 million over five years, under the 10-Year Plan to Strengthen Health Care, to accelerate and expand the assessment and integration of internationally educated health care professionals. This builds on the significant investments in the past two budgets — including $20 million annually for language training at advanced levels, along with $68 million over six years to work with partners to facilitate the assessment and recognition of the credentials of internationally trained workers.

     For many immigrants, settlement and integration programs are the link to participation in Canada’s labour force and society. Budget 2005 provides an additional $298 million over the next five years for settlement and integration programming in recognition of the increasing demands being placed on these programs and services across the country. This additional funding will contribute to the attainment of a number of objectives — including improved labour market outcomes of immigrants across Canada, addressing the settlement pressures facing all jurisdictions, and strengthening bilateral relations with the provinces and territories.

     In an effort to enhance service to prospective immigrants and temporary residents, Budget 2005 will invest $100 million over five years to take the next steps toward an integrated client service delivery strategy. This will include more efficient and responsive services and improvements to the availability of client information and assistance. In cooperation with provinces and territories, this funding will support an enhanced Going to Canada (Internet-based) immigration portal, allowing prospective newcomers to make better-informed decisions. This will allow them to more easily integrate into the Canadian labour market and society if they apply and are accepted.

Workplace Skills Strategy

The modern workplace must adapt to rising and increasingly diverse skills requirements to remain competitive. A fundamental shift in Canada’s approach to the labour market is required to ensure that it is positioned to respond to the challenges of a 21st century economy.

A PRODUCTIVE, GROWING AND SUSTAINABLE ECONOMY

     In Budget 2004, the Government of Canada committed to launch a Workplace Skills Strategy to help workers continuously enhance their skills to keep pace with constantly evolving workplace requirements. As an immediate measure, the budget initiated a new Training Centre Infrastructure Fund (TCIF), a three-year, $25-million pilot project that will provide matching funding for union training centres to purchase up-to-date machinery and equipment in order to enhance the quality of training.

     For the next phase, the Government of Canada is prepared to work with its partners — provinces and territories, their colleges and training institutions, business and labour, and individuals, all of which have a role to play — to ensure that workers acquire the skills they need to succeed. Budget 2005 makes an additional investment of $125 million over the next three years to work with stakeholders in moving forward on a Workplace Skills Strategy. This will include:

■ Strengthening apprenticeship systems in Canada.

■ Creating a Workplace Partners Panel to foster ongoing dialogue and provide advice to the Government of Canada.

■ Acting in some key areas of federal responsibility (e.g. Aboriginal Canadian participation in apprenticeship programs and facilitating the transition of retiring military tradespersons to civilian skilled trades).

■ Leveraging support from workplace partners on a project-specific basis to design and test skills development pilot projects that are innovative, demand-driven and targeted to the currently employed.

Literacy

Canada has very high rates of post-secondary education attainment. There remains, however, a relatively large number of working age Canadians who lack the literacy skills required for success in the knowledge-based economy. In recognition of the importance of improving the literacy levels of Canadians, the Minister of Human Resources and Skills Development will be working with provinces, territories and stakeholders on the development of a comprehensive strategy in support of literacy and essential skills development. As an initial step, Budget 2005 invests $30 million over three years to enhance the National Literacy Secretariat’s (NLS) capacity to further develop partnerships with provinces, territories, business and labour to foster awareness of and involvement in literacy issues and to promote learning in the workplace.

THE BUDGET PLAN 2005

Adjustments to Student Financial Assistance Programs

Budget 2005 proposes two changes to the system of student financial assistance. First, Budget 2005 proposes to extend eligibility for loan forgiveness for Canada Student Loans in the unfortunate event that a borrower dies or becomes permanently disabled during the period of repayment. This measure will cost $3 million a year. In addition, the legislation for the Canada Millennium Scholarship Foundation will be amended to allow protected persons, including convention refugees, to be eligible to receive scholarships and bursaries awarded by the Foundation. This amendment will ensure that the eligibility criteria for Canada Millennium Scholarships are consistent with those of the Canada Student Loans Program.

Employment Insurance

The Government of Canada proposes to introduce a new rate-setting mechanism that is expected to be in place in time to set the rate for 2006. The mechanism will provide for rates to be established at an annual break-even level, which means a rate to generate premium revenues corresponding to expected program costs. In addition, in order to provide premium rate stability through the transition to a new rate-setting mechanism, the Government commits to ensuring that the rate for the next two years will not exceed $1.95. As a measure of prudence in case legislation is not passed in time, the Government proposes to give the Governor-in-Council the authority to set, in the fall of 2005, the rate for 2006.

Rate-Setting

Following from the public consultations that were launched in Budget 2003, the Government proposes to introduce a new permanent rate-setting mechanism based on the following principles:

■ Premium rates should be set transparently.

■ Premium rates should be set on the basis of independent expert advice.

■ Expected premium revenue should correspond to expected program costs.

■ Premium rate-setting should mitigate the impact on the business cycle.

■ Premium rates should be relatively stable over time.

A PRODUCTIVE, GROWING AND SUSTAINABLE ECONOMY

     In December 2004, the Government received the report of the Standing Committee on Human Resources, Skills Development, Social Development and the Status of Persons with Disabilities, which made a number of recommendations relating to how premium rates should be set. In February 2005, the Standing Committee on Public Accounts also produced a report, which also made a number of recommendations in this regard.

     The new permanent rate-setting mechanism that the Government proposes to introduce will meet all of the principles, and also takes into consideration the views of stakeholders and the views of the Standing Committees. Under this new mechanism, the Canada Employment Insurance Commission (EI Commission) would have the legislative authority to set the premium rate. This will ensure transparency.

     The EI Chief Actuary would annually calculate, on a forward-looking basis, the estimated break-even rate for the coming year based on the fall private sector economic forecasts underlying the Economic and Fiscal Update. The forward-looking basis means that surpluses, deficits, and the notional interest credited to the EI Account would not enter into the calculation of the break- even premium rate. This meets the principles of independent expert advice, and expected premium revenue corresponding to expected program costs.

     The Chief Actuary would provide a public report of the break-even rate to the EI Commission, which would then consult with its respective constituencies. The Commission will then set the rate for the coming year by October 31. This will provide further transparency.

     The EI legislation will be amended to provide the Commission with the authority to set the premium rate. In order to limit the pro-cyclical impact on the business cycle and contribute to stability of premium rates, the extent to which the rate could change from one year to the next would be limited to a maximum of 15 cents per year. This provides protection against sudden large increases in premium rates in the event of an economic downturn. The Government of Canada will have the authority to override the rate set by the Commission, if it were in the public interest to do so, through an Order-in-Council no later than November 30.

THE BUDGET PLAN 2005

Benefits

The Speech from the Throne made a commitment to continue to review the EI program to ensure that it remains well suited to the needs of Canada’s workforce. The Report of the Prime Minister’s Task Force on Seasonal Work subsequently provided a number of recommendations for how the EI program might be improved, as did the February 2005 report of the Standing Committee on Human Resources, Skills Development, Social Development and the Status of Persons with Disabilities. Accordingly, adjustments will be made to the EI program to respond to the evolving challenges and circumstances facing unemployed workers. The cost of these measures for 2005 was provided for in setting the EI premium rate at $1.95 for 2005. The Minister of Human Resources and Skills Development will be announcing the details of these measures in the near future.

     The Government of Canada and the Government of Quebec are negotiating an agreement regarding Quebec’s parental insurance plan. As provided for in the Employment Insurance Act, the Government of Quebec proposes to establish a plan that would provide maternity, parental and adoption benefits to residents of Quebec. EI premium rates in that province would be adjusted to reflect the fact that the Government of Canada would no longer provide these benefits. The Government of Canada has indicated that, if an agreement is reached by March 31, 2005, it is prepared to provide transition assistance to the province for implementation of the Quebec plan.

Table 4.2
Investing in People

	2004–05	2005–06	2006–07	2007–08	2008–09	2009–10	Total

			(millions of dollars)

Preparing for the future

Early learning and child care[1]	700		700	1,200	1,200	1,200	5,000

Ensuring maximum participation

Newcomers to Canada

Integration and settlement		20	35	55	80	108	298

Client service delivery		20	20	20	20	20	100

Workplace Skills Strategy		25	50	50			125

Literacy		5	10	15			30

Canada Student Loans Program change		3	2	3	3	3	14

Total		73	117	143	103	131	567

Total	700	73	817	1,343	1,303	1,331	5,567

1 $700 million in first year to be paid to a third-party trust and accounted for in 2004–05 by the federal government.

A PRODUCTIVE, GROWING AND SUSTAINABLE ECONOMY

     Investing in Ideas and Enabling Technologies

     Highlights

In Budget 2005, the Government of Canada continues to strengthen Canada’s knowledge advantage through new investments totalling $810 million in this and the next five years in research, innovation and enabling technologies, including:

■	$375 million over five years for the three federal granting councils.

■	$75 million over five years to help meet the indirect costs of federally funded research at universities and research hospitals.

■	$126 million over five years for world-leading particle physics research at the Tri-University Meson Facility (TRIUMF) science facility.

■	$10 million to the Terry Fox Foundation in recognition of the 25th anniversary of the Terry Fox Marathon of Hope.

■	$30 million to the Canadian Academies of Science to provide independent scientific assessments over the next ten years.

■	$165 million to Genome Canada to sustain its support for breakthrough genomics research.

■	$20 million to the Precarn in support of research and development in intelligent systems and advanced robotics.

■	Substantial investments in environmental technology development and application as referenced in Chapter 5.

THE BUDGET PLAN 2005

Introduction

The benefits of knowledge generated through research extend to all areas of Canadians’ lives. Research is accelerating the development of transformative technologies to address Canada’s environmental challenges while stimulating economic growth. Moreover, as Canada’s working population as a share of the total population declines, the productivity gains fuelled by new scientific discoveries will increasingly drive our economic success.

     By building a world-class research environment in all areas of the country, Canada can ensure access to the latest knowledge, develop groundbreaking ideas, and attract the skilled workforce needed to compete and innovate. A world-class research environment is composed of several highly complementary elements: exceptional researchers, leading-edge equipment and facilities, and strong support mechanisms that ensure Canada can reap the fruits of our research investment. Notably, this includes support for the commercialization of research discoveries — transforming ideas into the new products, services and technologies that generate economic and social benefits.

     The Government of Canada has made substantial investments in recent years to create a world-class research environment. By 2006 – 07, as a result of past investments, annual federal support for research in the higher education sector will be almost $2 billion more than in 1997 – 98 (see Table 4.3), representing a cumulative incremental investment of more than $11 billion over that period. Canada now ranks among the world’s top five nations, in terms of publicly performed research (at universities, research hospitals and government laboratories) as a proportion of gross domestic product, according to the Organisation for Economic Co-operation and Development. By this measure, Canada also ranks first among G-7 nations.

     To sustain the momentum created by previous investments, Budget 2005 provides an additional $810 million in this and the next five years to continue strengthening Canada’s ability to generate and apply new ideas, and cultivating key enabling technologies such as genomics and intelligent systems.

A PRODUCTIVE, GROWING AND SUSTAINABLE ECONOMY

Table 4.3
Increased Funding for University-Based Research Provided in Previous Budgets

	1998–99	1999–00	2000–01	2001–02	2002–03	2003–04	2004–05	2005–06	2006–07

	(millions of dollars)

Canada Foundation for Innovation[1]	30	115	185	240	480	350	300	550	500

Genome Canada[1]				43	60	85	95	90	25

Canada Research Chairs			60	120	180	240	300	300	300

Canada Graduate Scholarships						25	55	85	105

Medical Research Council of Canada/ Canadian Institutes of Health Research	40	72	145	255	330	385	424	424	424

Natural Sciences and Engineering Research Council of Canada	71	111	118	118	154	209	248	249	251

Social Sciences and Humanities Research Council of Canada	9	26	38	58	67	82	94	97	77

Indirect costs of research				200	nil	225	245	245	245

Networks of Centres of Excellence		30	30	30	30	30	30	35	35

Tri-University Meson Facility	15	15	21	21	21	21	21

University commercialization							10	10	10

Total (annual)	165	369	597	1,085	1,322	1,652	1,822	2,085	1,972

Total (cumulative)	165	534	1,131	2,216	3,538	5,190	7,012	9,097	11,069

1 Amounts shown represent actual or anticipated spending flowing from the $3.65 billion invested in the Canada Foundation for Innovation, and $375 million provided to Genome Canada by the Government through previous budgets.

Generating New Ideas

The Federal Granting Councils

Recognized excellence in science is crucial to ensuring Canada’s strong innovation performance and ongoing competitiveness in the global economy. The three federal granting councils — the Canadian Institutes of Health Research (CIHR), the Natural Sciences and Engineering Research Council of Canada (NSERC), and the Social Sciences and Humanities Research Council of Canada (SSHRC) — are key supporters of research in Canada, championing research excellence, promoting the recruitment and training

THE BUDGET PLAN 2005

of talented researchers, and increasingly taking on an important role in strengthening Canada’s commercialization environment.

     Since 1998, the Government of Canada has allocated significant new resources each year to the granting councils. The combined base budgets of the three councils now stand at $1.5 billion, double their level in 1997 – 98. To maintain this momentum, Budget 2005 will increase the annual budgets of the three granting councils by an additional $75 million per year, starting in 2005 – 06. These incremental funds will be allocated as follows: $32 million each for CIHR and NSERC, and $11 million for SSHRC. This funding will enable the councils to enhance their support for new and promising researchers, and to sustain their overall support for research in Canada.

Indirect Costs of Research

In addition to supporting the direct costs of research, the Government of Canada also contributes to a sustainable and competitive research environment at post-secondary institutions by funding the indirect costs of federally supported research. These costs include, for example, the operation and maintenance of equipment and facilities, information management systems, regulatory requirements, and technology transfer and commercialization services.

     Launched in Budget 2001 with $200 million, funding for indirect costs was made permanent in Budget 2003 with an annual budget of $225 million. Budget 2004 increased annual funding to $245 million in 2004 – 05, bringing the total federal support to date for indirect research costs through this program to $670 million. Budget 2005 further increases the federal contribution by $15 million annually, raising the program’s funding to $260 million in 2005 – 06 and future years.

The Tri-University Meson Facility (TRIUMF)

TRIUMF is Canada’s premier national laboratory for nuclear and particle physics research. It is located at the University of British Columbia, and is managed as a joint venture by six full member universities and six associate member universities. TRIUMF’s position as a world-class facility enhances Canada’s contribution to global physics research, and enables Canadian scientists to participate in international research programs such as the European Organization for Nuclear Research (CERN).

     In addition to fundamental research in subatomic physics, work at TRIUMF contributes to scientific advances in fields such as medical imaging and therapies, materials science, and the life and environmental

A PRODUCTIVE, GROWING AND SUSTAINABLE ECONOMY

sciences. Over the years, TRIUMF’s collaboration with industry partners has resulted in scientific breakthroughs in the management and treatment of cancer, and imaging used in the treatment of cardiac and neurological disorders.

     To support TRIUMF’s five-year research plan for the period 2005 — 2010, Budget 2005 provides new funding of $126 million over five years. In combination with existing resources of $96 million from the National Research Council of Canada (NRC), this will result in total funding of $222 million for TRIUMF over the next five years. This investment will enable TRIUMF to remain a leader in particle physics research, through the expansion and enhancement of its new Isotope Separator and Accelerator (ISAC — II).

Terry Fox Foundation

In recognition of the 25th anniversary of the Terry Fox Marathon of Hope, the Government of Canada will provide a $10-million grant this year to the Terry Fox Foundation. These funds will help continue the Foundation’s very valuable work in the area of cancer research.

Canadian Academies of Science

It is important that the Government remain current with the latest scientific developments. Governments and other organizations need access to timely, unbiased and scientifically sound analysis of the state of knowledge in such complex areas as biotechnology and climate change. The Canadian Academies of Science is an independent organization that brings together Canada’s foremost scientific experts, and is uniquely positioned to undertake expert assessments of the science underlying various issues of interest to the Government and to Canadians.

     Budget 2005 provides $30 million in 2004 — 05 to the Canadian Academies of Science, to be used over the next 10 years by the Academies to conduct independent assessments of the state of scientific knowledge in key areas.

Genome Canada

Biotechnology is one of the key enabling technologies that will drive Canadian innovation and productivity in the 21st century. Underpinning advances in the biotechnology sector, genomics science has the potential to lead to breakthroughs in the way we treat disease, and how we grow crops and protect our forests and the environment.

THE BUDGET PLAN 2005

     Genome Canada is a not-for-profit corporation supporting genomics research in Canada. To date, the Government of Canada has provided $375 million to Genome Canada. Projects supported by Genome Canada and the five regional genome centres in British Columbia, the Prairies, Ontario, Quebec and Atlantic Canada, have attracted investments from the provincial governments, private industry, international partners and other sources totalling over $400 million.

     In recognition of the important role Genome Canada has played in strengthening the environment for genomics research in Canada, Budget 2004 committed an investment of $60 million in 2004 — 05. Budget 2005 provides an additional $165 million in 2004 — 05. Combined, the $225 million will enable Genome Canada to sustain services to genomics researchers through the technology platforms located at the regional genome centres, and to provide funding for new basic research projects in universities and research hospitals for an additional three years. Over this period, the Government will continue to examine the most appropriate role for Genome Canada and other agencies in providing support for genomics research at universities and research hospitals.

Precarn

Precarn is a national, not-for-profit, industry-led consortium that supports pre-competitive research and development projects in the field of intelligent systems and advanced robotics. It plays a unique role in bringing together technology users, suppliers, developers and researchers through its highly successful collaborative research model. The technologies developed by Precarn and its partners have a wide range of applications, including building construction, environmental protection and human health. Supporting up to 40 per cent of project costs, Precarn uses federal funds to lever contributions from the private sector and provincial governments. Since its inception, Precarn has levered close to $200 million in private sector investments.

     Budget 2000 provided $20 million over five years in support of Precarn’s “Phase III” program for research and development. Budget 2005 will extend the Government’s support for Precarn by providing $20 million in 2004 — 05 for the next five-year phase of its program. This will enable Precarn to maintain its research support, and promote further progress in Canada’s intelligent systems and advanced robotics industries.

A PRODUCTIVE, GROWING AND SUSTAINABLE ECONOMY

Canadian Youth Business Foundation

The Canadian Youth Business Foundation is a national organization that plays an important role in helping young Canadians to become successful entrepreneurs by providing mentorship, learning resources, and start-up financing where commercial lending is unavailable. Through its presence in communities across Canada, the Foundation helps develop the innovative business leaders of tomorrow, and provides them with the skills and experience needed to take advantage of Canada’s investment in knowledge. Budget 2005 provides $10 million in 2004 — 05 to the Canadian Youth Business Foundation to enable it to expand its services into additional communities and sustain its operations until the fall of 2009.

Table 4.4
Investing in Ideas and Enabling Technologies

	2004- 05	2005- 06	2006 - 07	2007 - 08	2008 - 09	2009 - 10	Total

	(millions of dollars)
Investing in ideas

Federal granting councils		75	75	75	75	75	375

Indirect costs of research		15	15	15	15	15	75

Tri-University Meson Facility		21	29	32	24	21	126

Terry Fox Foundation	10						10

Canadian Academies of Science	30						30

Genome Canada	165						165

Pre-Competitive Applied Research Network	20						20

Canadian Youth Business Foundation	10						10

Total	235	111	119	122	114	111	811

Note: Numbers may not add due to rounding.

THE BUDGET PLAN 2005

Investing in Regions and Sectors

Highlights

Budget 2005 includes investments totalling $2.1 billion in this and the next five years to enhance regional and sectoral development:

■	$800 million over the next five years for new initiatives through the regional development agencies and the Federal Economic Development Initiative for Northern Ontario (FedNor).

■	$110 million over five years for the NRC to support technology cluster development in Atlantic Canada.

■	$120 million towards a comprehensive Northern Strategy.

■	$150 million over four years to promote more sustainable energy development in the North.

■	$111 million over five years for the Canadian Space Agency for the development of new space-based technologies.

■	$85 million over five years for Geological Mapping and GeoConnections.

■	$130 million over five years to further support Canadian farmers.

A PRODUCTIVE, GROWING AND SUSTAINABLE ECONOMY

Introduction

The Government of Canada is committed to strengthening its support for regional and sectoral development. Priority is given to increasing innovation activity, building local capacity to deal with adjustment challenges, investing in the North, and targeting investments to enhance the contribution made by critical economic sectors to the standard of living of Canadians.

Regional Development

Over the previous decade, Canada has made significant progress in reducing regional economic disparities, as measured by the differences in provincial average income (GDP per capita) from the national average. The continuation of this positive trend will depend on the ability of each region to raise its income through productivity growth and innovation.

     While progress has been made at the provincial level, new challenges are emerging. The gap in economic performance between Canada’s cities and rural and Northern communities has been growing. The emergence of new competition, the exhaustion of natural resources and other economic changes are challenging the economic viability of many communities.

     The Government will invest over $1.5 billion in this and the next five years to strengthen support for innovation and local economic development through the regional development agencies, the National Research Council of Canada and special initiatives in the North.

Community Futures Program

The three regional development agencies—the Atlantic Canada Opportunities Agency (ACOA), Canada Economic Development for Quebec Regions (CEDQ), and Western Economic Diversification Canada (WD)—and the Federal Economic Development Initiative for Ontario (FedNor) administer the Community Futures Program that fosters local economic development in small, rural and urban communities across Canada. With a network of nearly 300 Community Futures Organizations (CFO) comprising over 5,000 volunteers, it provides communities with economic development assistance including lending to local small businesses. Budget 2005 will provide an additional $55 million over the next five years in support of the operating costs of CFOs across the country.

THE BUDGET PLAN 2005

Atlantic Canada

Atlantic Canada has made progress in recent years in diversifying into new, knowledge-based industries. This progress was recognized in the report The Rising Tide: Our Continuing Commitment to Atlantic Canada, which emphasizes the continued importance of forming and developing knowledge-based industrial clusters in Atlantic Canada. Over the past five years, the Atlantic Canada Opportunities Agency (ACOA), through the Atlantic Innovation Fund (AIF), has assisted in the growth of knowledge-based industries by supporting increased research and development. The AIF has promoted stronger linkages among universities, and between universities and the private sector, and has supported research in information technology, aquaculture, offshore oil and gas technologies, and life sciences.

     With Budget 2005, the Government sets out a new $708-million, five-year initiative to support economic development throughout the four Atlantic provinces. This initiative will be supported by: a $41-million permanent increase in ACOA’s annual budget, totalling $205 million over the five years; additional new funding of $95 million over the period; $290 million in funding from ACOA’s budget; and new funding of $110 million over five years to the National Research Council of Canada (NRC).

     The Atlantic initiative will include a renewed $300-million Atlantic Innovation Fund that will support university research, commercialization and innovative companies. ACOA will also target close to $290 million in support of new Innovative Community programs to diversify the economies of vulnerable communities, and initiatives to strengthen human capital, trade, investment and tourism in Atlantic Canada.

     The final component of the initiative is funding of $110 million over five years for the second phase of the NRC’s technology-based clusters in Atlantic Canada. Working with its research institutes and community partners, the NRC has invested in new research and technology capacity to underpin promising clusters in several Atlantic communities, including those focusing on information and communications technologies, life sciences and ocean technologies. In this second phase, the NRC’s efforts will increasingly focus on identifying and meeting the innovation needs of local businesses.

     ACOA will also administer $8.4 million over the next five years in Atlantic Canada under the Community Futures program.

A PRODUCTIVE, GROWING AND SUSTAINABLE ECONOMY

Quebec

Canada Economic Development for Quebec Regions (CEDQ) will invest more than $300 million over the next five years to support economic development in Quebec, of which $221.5 million, or $44.3 million per year, will be a permanent increase to CEDQ’s budget, enabling the agency to continue its support for local economic development and innovation among Quebec’s small and medium-sized enterprises. Additional funding of $73 million will be provided in the next five years to build on CEDQ’s success in working with vulnerable communities, especially single industry towns distant from an urban centre. Under the Community Futures Program, CEDQ will have an additional $14.2 million over five years to work with local stakeholders to provide access to financing, encourage youth entrepreneurship and to mobilize community resources for economic development.

Ontario

Budget 2005 will provide $88 million in funding over the next five years to the Federal Economic Development Initiative for Northern Ontario (FedNor) to support the economic development of communities throughout Northern Ontario and in rural Southern Ontario (through the Community Futures program). Of this, $11.9 million per year, totalling $59.5 million over five years, will be a permanent addition to FedNor’s budget, providing long-term certainty regarding its ability to make strategic investments focused on strengths in resource sectors and to support community planning, development and adjustment. In 2005–06, $6 million will be provided in support of FedNor’s priorities for Northern Ontario, and a further $8.2 million will be provided for FedNor’s Eastern Ontario Development Fund program. Under the Community Futures Program, FedNor will also have an additional $14.2 million over five years to strengthen its contribution to Ontario Community Futures Development Corporations.

Western Canada

Western Economic Diversification Canada (WD) will target $186 million over the next five years in support of a new economic development approach in Manitoba, Saskatchewan, Alberta and British Columbia. Of this amount, $35 million will be allocated over five years from its existing budget. Budget 2005 will provide $11.9 million per year, totalling $59.5 million over five years, as a permanent increase to WD’s budget, and new funding of $73.5 million in the next five years. With this funding, WD will launch a new Partnerships for Community Action initiative to work with communities

THE BUDGET PLAN 2005

vulnerable to economic adjustment pressures and with Western cities, such as Vancouver, Regina and Winnipeg, on their specific economic issues, and support other Western Canadian priorities. As well, WD will be provided with $18.2 million over five years to increase its contribution to Community Futures Development Corporations throughout Western Canada.

Northern Strategy

The Prime Minister and the three territorial First Ministers have agreed to work together to develop the first-ever comprehensive strategy for the North. The North is entering a time of unprecedented promise and opportunity, particularly with respect to economic opportunities relating to oil, gas and diamond development. The Northern Strategy will provide a basis for governments and other stakeholders to coordinate their actions and to take decisions on priorities and investments in the years ahead with the intent of improving the quality of life of Northerners. Budget 2005 provides the territorial governments additional capacity to help achieve the goals of the Northern Strategy and includes an investment of $120 million to be allocated equally among the three territories. The amount will be paid into a third-party trust upon passage of authorizing legislation. Territories will have flexibility to draw down funds as they require up to the end of 2007–08.

Northern Oil and Gas Development

Oil and gas development has the potential to provide unprecedented opportunities for Northern Canadians for decades to come. Development of these resources must be realized both in partnership with Northern communities and in a manner that ensures effective environmental stewardship. Building on the $108 million provided over the last three years, the Government of Canada will provide an additional $150 million over four years to increase federal and regional capacity to respond efficiently and effectively to environmental assessment and regulatory applications associated with the Mackenzie Gas Project and related resource development. An important component of this response will involve scientific research to help ensure that appropriate measures are taken to minimize environmental impacts, protect the public interest and assess the cumulative effects of individual projects on the broader northern landscape and people.

A PRODUCTIVE, GROWING AND SUSTAINABLE ECONOMY

Supporting Northern Development

Northern Strategy

■ Budget 2005 provides $120 million for the territorial governments to help meet the goals of the Northern Strategy, a joint initiative between the Government of Canada and territorial governments aimed at improving the quality of life for Northerners. This builds on the $90 million over five years provided in Budget 2004 for Northern economic development, which will help achieve the economic development goal of the Strategy.

Territorial Formula Financing (TTF)

■ The New TFF framework provides territories with a $1.9 billion funding floor for TFF in 2004–05 and a $2.0 billion funding level in 2005–06, which will grow in future years at 3.5 per cent annually. Over the next 10 years, and subject to a review in 2009–10, the new framework will provide $4.7 billion more in TFF payments to territories, relative to Budget 2004 estimates.

Health Support for the Territories

■ In addition to their share of funding under the 2003 and 2004 Health Accords, the federal government provided the territories with an additional $60 million over three years in health transition funding in 2003, and further increases totalling $150 million over 5 years were provided in 2004 through a Territorial Health Access Fund.

Sharing Federal Gas Tax Revenues for Cities and Communities

■ As per the New Deal for Cities and Communities, each of the three territories will receive $37.5 million in funding over five years to support investments in sustainable infrastructure in their communities.

Northern Infrastructure

■ The Government of Canada has committed, through its programs, significant funding to help improve infrastructure in the three territories. For example, in the case of the Canada Strategic Infrastructure Fund, direct investments in strategic infrastructure projects are expected to reach $145 million. This total does not include an $85 million contribution towards the National Satellite Initiative, which will greatly benefit the North. Also, through the Municipal Rural Infrastructure Fund, a total of $48 million is being made available to fund municipal infrastructure projects in the territories.

Northern Oil and Gas Development

■ Building on the $108 million provided over the past three years, Budget 2005 provides $150 million to increase federal and regional capacity to respond efficiently and effectively to environmental assessment and regulatory applications associated with oil and gas development in the North.

THE BUDGET PLAN 2005

Supporting Northern Development (cont’d)

Northern Science and Technology

■ The Government of Canada has doubled annual funding for Northern science and technology, from $66 million in 2000 to $133 million in 2004. Budget 2004 also committed $51 million over 10 years to conduct seabed mapping of the Arctic continental shelf in order to provide data to secure Canada’s sovereignty in the High Arctic under the United Nations Convention Law of the Sea.

Contaminated Sites

■ Budget 2004 provided $3.5 billion towards the cleanup of federal contaminated sites, over 60 per cent of which is expected to occur in the North—contributing to an improved environment as well as economic development and employment opportunities.

Sector Competitiveness

Canada has put in place an extremely attractive business climate that is leading to new investment, economic growth and new jobs. The Government of Canada is also working with business and labour groups and provincial governments to develop and implement strategies that will maximize the contribution of all sectors to our standard of living. Budget 2005 includes investments in support of sectors that have world-leading technologies, are important to particular regions, and that have been affected by extraordinary economic shocks.

Canada’s Space Industry

Canada’s space industry is a sophisticated research and innovation leader, one that has successfully turned its investment in knowledge into a global advantage in several niche areas, including robotics and satellite communications.

     Through the Canadian Space Agency (CSA), the Government of Canada has played a crucial role in the development of the Canadian space sector, by investing in new industry-developed space technologies and applications. These are increasingly important in addressing many of Canada’s priorities, including sovereignty and security, the management of natural resources, and the responsible stewardship of the environment. The benefit of these investments is two-fold: the harnessing of space to serve Canadians, and the creation of leading-edge technologies that can be sold to the world. Canada’s space sector is highly export-oriented, with about half of sales coming from outside Canada’s borders.

A PRODUCTIVE, GROWING AND SUSTAINABLE ECONOMY

     With the launch of the Radarsat-II satellite, anticipated in early 2006, Canada will consolidate its position as a world leader in radar remote sensing from space. The wide range of applications for Radarsat data includes forestry, fisheries, minerals, and mapping.

     To ensure Canada maintains its strong position in this important area, development of the next generation of radar remote sensing satellites must begin now. Budget 2005 therefore provides the Canadian Space Agency with an additional $111 million over the next five years, starting in 2005–06. Combined with a further $89 million from the CSA’s budget, a total of $200 million will be made available over the next five years for the CSA to work with the Canadian space industry on developing the next generation of advanced radar remote sensing satellites.

Geological Mapping

The Targeted Geoscience Initiative, first established in 2000, works with provinces, territories, industry and universities to provide integrated geoscience knowledge pertaining to areas of energy and mineral potential, with the intent of stimulating private sector resource exploration. The Government of Canada will provide $25 million over five years to renew the Targeted Geoscience Initiative, which will focus on mapping to help sustain the reserves of base metals in established mining communities.

GeoConnections

The GeoConnections program, established in 1999, provides consolidated geographic-related information to Canadians via the Internet, reducing duplication among and within orders of government, enabling better policy and business decisions, and advancing Canada as a world-class leader in the development, delivery and use of innovative on-line geospatial data. Under the program, governments, the private sector, academia and non-government organizations have partnered to develop the Canadian Geospatial Data Infrastructure, bringing together data previously held by different organizations and orders of government. Budget 2005 provides $60 million over five years for GeoConnections to continue this work and to support decision making on a broader range of issues, particularly health, public safety, sustainable development, the environment and issues of importance to Aboriginal people.

THE BUDGET PLAN 2005

Agriculture

The year 2004 was another difficult year for Canadian farmers faced with challenges such as avian influenza in B.C., a cool, wet harvest season in the Prairies, and continued border closures due to bovine spongiform encephalopathy (BSE), affecting livestock producers throughout the country.

     Since the initial discovery of BSE in Canada in May of 2003, the Government of Canada has provided $1.8 billion for BSE-specific programs, including $1.6 billion in direct assistance to farmers, and over $200 million for new surveillance, inspection and research measures (see Table 4.5).

Table 4.5 Bovine Spongiform Encephalopathy (BSE) Programs Since June 2003
(million of dollars)
BSE Recovery Program (June 2003)	312
Cull Animal Program (November 2003)	120
Transitional Industry Support Program—direct payment component (March 2004)	678
Repositioning the Livestock Industry Strategy (September 2004)	488
Various food safety and research measures (2003 and 2004)	208

Total	1,806

     In particular, since Budget 2004, the Government has provided $544 million for BSE programs, including the $488-million livestock industry repositioning strategy, announced on September 10, 2004, and $56 million for additional inspection and food safety research measures.

     On February 9, 2005, the U.S. confirmed its intention to reopen its border on March 7, 2005, to Canadian cattle under 30 months of age. The Government is hopeful that such a reopening will facilitate the strong recovery of the Canadian livestock industry.

     While continuing efforts to fully reopen borders, the Government will stand by the Canadian cattle and beef industry, and will continue to help reposition the industry to ensure its long-term viability. In this vein, to improve its repositioning strategy, the Government will redirect a portion of the funding announced on September 10, 2004, to increase the ruminant Loan Loss Reserve Program by $17.1 million. This will bring the total federal government contribution to the program to $55.6 million and help facilitate a more rapid expansion of ruminant slaughter capacity.

A PRODUCTIVE, GROWING AND SUSTAINABLE ECONOMY

     In addition to previous aggressive and comprehensive food safety measures based on internationally accepted science, the Government has proposed regulations further enhancing the food safety regime by removing specified risk materials from all animal feed. Since this removal will result in significant disposal issues, the Government will redirect $80 million of the funding announced on September 10, 2004, to start addressing these disposal issues, while further work is being completed in conjunction with industry, and provincial and territorial governments.

     In June 2002, the Government launched the Agricultural Policy Framework (APF), which provided $1.1 billion in annual funding for Business Risk Management programs, including the Canadian Agricultural Income Stabilization (CAIS) Program, Production Insurance, and cash advance programs. To improve the business risk management tools available to farmers, Budget 2005 is providing $104 million over four years to extend agricultural cash advance programs to livestock producers, starting in the 2006 production year. Amendments to the Agricultural Marketing Programs Act will be proposed to ensure that current cash advance programs are consistent with the “whole farm” principles of the APF and provide additional support to producers facing difficulties due to BSE.

     Canada’s farmers and farm communities have shown enormous resilience over the past several years in coping with an unprecedented combination of crises arising from weather, animal disease and difficult market conditions abroad. The Government will continue to support producers through its Agricultural Policy Framework to manage through these difficult times and be more competitive at home and abroad. To that end, the Government agrees with Canada’s farmers that producers should not be required to put funds on deposit annually in order to be eligible for the Canadian Agriculture Income Stabilization (CAIS) program. The Government is committed to working with its provincial partners and with stakeholders to find a better means of effectively engaging producers in joint management of business risk under CAIS.

     For more than 60 years, the Prairie Farm Rehabilitation Administration (PFRA) has provided environmental and resource management services to help Prairie farmers adopt sustainable practices and technologies. To reinforce the Government’s commitment to sustainable farm management and to further equip farmers dealing with changing climatic conditions, the Government of Canada is mandating Agriculture and Agri-Food Canada and the PFRA to examine how PFRA services can be extended to farmers, nation-wide. Budget 2005 provides $5 million to complete this study.

THE BUDGET PLAN 2005

     For decades, the Canadian Grain Commission (CGC) has worked to ensure the safety and quality of Canadian grain. This quality assurance system has been a key element in the success of Canadian grain exports. To help the CGC to continue delivering this important service, the Government will provide it with additional funding of $21 million for the next fiscal year.

     In total, the $544 million provided since Budget 2004, and the new funding of $130 million provided in Budget 2005, results in total funding of $674 million to support Canadian farmers.

Textiles

On December 14, 2004, the Government announced a package of initiatives designed to help Canada’s textile and apparel industries in their efforts to adjust to an ever-increasingly competitive global marketplace.

     The three elements of the package are: i) extension of the duty remission orders benefiting textile and apparel manufacturers for five years, with a gradual phasing out of the benefits over the final three years worth $105 million over the next five years; ii) elimination of the tariffs on imports of fibres and yarns, and on imports of fabrics used in the production of apparel, effective January 1, 2005, worth $423.3 million over five years; and iii) the provision of an additional $50 million in funding to the Textiles Production Efficiency Component of the Canadian Apparel and Textile Industry Program over the next five years to increase competitiveness through a shift to higher value-added products and new market opportunities.

A PRODUCTIVE, GROWING AND SUSTAINABLE ECONOMY

Table 4.6 Investing in Regions and Sectors
	2004–05	2005–06	2006–07	2007–08	2008–09	2009–10	Total
	(millions of dollars)
Regional development
Atlantic Canada Opportunities Agency		46	51	61	71	71	300
Atlantic technology clusters		22	22	22	22	22	110
Canada Economic Development for Quebec Regions		49	54	60	65	65	295
Federal Economic Development Initiative for Northern Ontario		26	12	12	12	12	74
Western Economic Diversification Canada		17	22	27	32	35	133
Community Futures organizations		8	9	11	13	14	55
Northern Strategy	120						120
Northern oil and gas		28	31	47	44		150

Total	120	196	202	240	259	220	1,237
Sector competitiveness
Canadian Space Agency		7	21	16	32	36	111
Geological Mapping		5	5	5	5	5	25
GeoConnections		11	12	12	12	13	60
Agriculture		26	26	26	26	26	130
Textiles		120	120	124	111	103	578

Total		169	184	182	186	183	904
Total	120	365	386	422	445	403	2,141

Note: Numbers may not add due to rounding

THE BUDGET PLAN 2005

A Fair and Competitive Tax System Highlights

Budget 2005 reduces taxes for individuals, with most of the benefits going to low- and modest-income Canadians. When the measures are fully implemented:

■	The amount of income that all Canadians may earn without paying federal income tax will increase to $10,000.

■	860,000 taxpayers will be removed from the tax rolls, including about 240,000 seniors.

■	Over 70 per cent of the tax relief will go to those earning less than $60,000 per year.

Budget 2005 supports savings and investment by increasing the registered retirement savings plan (RRSP) annual contribution limit to $22,000 by 2010 and making corresponding increases for employer-sponsored registered pension plans.

Budget 2005 also makes the tax system fairer, notably by improving tax assistance for persons with disabilities—acting on the recommendations of the Technical Advisory Committee on Tax Measures for Persons with Disabilities (see Chapter 3).

Budget 2005 promotes jobs and economic growth by making Canada’s tax system more efficient and more competitive, and maintaining Canada’s corporate tax rate advantage over the U.S. Specifically, it proposes to:

■	Eliminate the corporate surtax.

■	Reduce the general corporate income tax rate by two percentage points.

A PRODUCTIVE, GROWING AND SUSTAINABLE ECONOMY

■	Improve the alignment of capital cost allowance (CCA) rates with the useful life of assets.

Budget 2005 also enhances tax incentives for efficient and renewable energy generation equipment (see Chapter 5).

Legislation to implement the tax measures proposed in this budget will be introduced at the earliest opportunity.

The Government will do more, sooner, if the fiscal situation permits.

THE BUDGET PLAN 2005

Introduction

Every year since balancing the budget, the Government of Canada has reduced taxes. Of particular significance was the $100-billion Five-Year Tax Reduction Plan, which was introduced in 2000. That plan provided broad-based tax relief, benefiting first those who need it most, in particular low-income families with children. It also included measures to encourage entrepreneurship and small business and to create a Canadian tax advantage for investment. Subsequent budgets built on the five-year plan to further enhance the fairness, efficiency and competitiveness of the tax system. These tax cuts have helped promote economic growth, create jobs and boost living standards in a fiscally sustainable manner.

     The Government is committed to further reducing the tax burden for low- and modest-income Canadians and to making the tax system more internationally competitive—without compromising its overall commitment to balanced budgets and sound fiscal management.

     Budget 2005 proposes tax reductions that will deliver total tax relief of $13.4 billion by 2009–10 (see Table 4.10).

     Legislation to implement the tax measures proposed in the budget will be introduced at the earliest opportunity. If more resources become available, the Government will deliver more tax relief sooner.

Personal Income Tax Relief for Canadians

The Basic Personal Amount

The income tax system currently includes a basic personal amount and an amount for a dependent spouse or common-law partner, or wholly dependent relative, that allow individuals and families to earn a basic amount of income on a tax-free basis. These amounts are available to individuals at all income levels, but provide more tax relief to those with low- and modest-incomes relative to the amount of tax they pay.

     To provide tax relief to all taxpayers, particularly those with low and modest incomes, Budget 2005 proposes to increase progressively the basic personal amount so that by 2009 the amount of income that all Canadians may earn without paying federal income tax will increase to $10,000. This change will provide about $7.1 billion in tax relief over the next five years, with over 70 per cent of the relief going to those earning less than $60,000 per year. When fully implemented, the measure will remove 860,000 low-income taxpayers from the tax rolls, including some 240,000 seniors.

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     The basic personal amount will be increased over a five-year period as follows: $100 in 2006, an additional $100 in 2007, $400 in 2008 and $600 in 2009. The amount for a dependent spouse or common-law partner, and the equivalent amount for a wholly dependent relative, will increase accordingly. These increases are over and above the inflation protection provided by full indexation.

Table 4.7 Personal Amounts
	2004	2009
	(dollars)
Basic personal amount	8,012	10,000

Spouse or common-law partner amount	6,803	8,500

Wholly dependent relative amount	6,803	8,500

Background—Personal Income Tax Relief Since 2000

As soon as the deficit was eliminated, the Government of Canada introduced broad-based, personal income tax relief. This process began with the 1998 and 1999 budgets, which eliminated the 3-per-cent surtax, increased the basic personal amount, and increased the Canada Child Tax Benefit (CCTB). In 2000, the $100 billion Five-Year Tax Reduction Plan reduced federal personal income taxes by 21 per cent on average and 27 per cent for families with children. Under this plan:

■ Personal income tax rates for all taxpayers were lowered and the deficit reduction surtax eliminated.

■ The Canada Child Tax Benefit (CCTB) was substantially increased to help low-and middle-income families with children.

■ Full indexation was restored to ensure that household gains from tax reductions and benefit increases are permanent, benefiting lower-income Canadians the most.

Budget 2003 built on the Five-Year Tax Reduction Plan by announcing additional increases to the National Child Benefit supplement for low-income families with children, of $150 per child in July 2003, $185 in July 2005, and a further $185 in July 2006. These benefit increases will bring the maximum benefit for a first child under the CCTB to a projected $3,243 in 2007, more than double the 1996 level of $1,520.

The actions taken since 2000 have removed about 1 million low-income Canadians from the tax rolls.

THE BUDGET PLAN 2005

Encouraging Savings: Increasing the RPP/RRSP Limits

Private domestic savings play a key role in the economy and the individual well-being of Canadians. Savings support investment, which is critical for productivity, economic growth and prosperity. Savings allow Canadians to finance their retirement and meet other needs such as buying a home or supporting the education of their children.

     Savings held in financial assets outside of tax-sheltered registered plans (e.g. registered pension plans (RPPs) and registered retirement savings plans (RRSPs)) are funded with after-tax income and the subsequent return on those savings is also taxable. This treatment creates a bias that favours consumption over saving. Economic models indicate that reducing taxes on savings is an efficient way to support economic growth.

     The limits on tax-deferred retirement saving can also affect the attractiveness of Canada as a place to work. For example, comparable limits in the U.S. are significantly higher than those in Canada. Correspondingly, the RPP limits affect the cost to employers of attracting and retaining mobile employees.

     Budget 2003 increased the RPP and RRSP limits. This budget proposes to increase these limits further.

■ The annual dollar limit on contributions to money purchase RPPs will be increased to $22,000 by 2009 from $18,000 in 2005. Corresponding increases will be made to the maximum pension limit for defined benefit RPPs, bringing it to $2,444 per year of service by 2009.

■ The annual dollar limit on contributions to RRSPs will be increased to $22,000 by 2010 from $18,000 in 2006.

■ The RPP and RRSP limits will be indexed to average wage growth starting in 2010 and 2011 respectively.

     Table 4.8 below provides the schedule according to which these increases will be phased in.

     Increasing the RPP and RRSP limits will support savings and investment, thereby contributing to productivity improvements and economic growth. This is key to helping meet demands associated with an aging population.

     The proposed limit increases are expected to reduce federal revenues by $70 million for 2005–06, rising to $180 million by 2009–10.

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Table 4.8 Existing and Proposed Registered Pension Plan/Registered Retirement Savings Plan Limits
	2005	2006	2007	2008	2009	2010	2011
				(dollars)
Money purchase RPPs: annual contribution limit
Existing	18,000	indexed
Proposed	18,000	19,000	20,000	21,000	22,000	indexed
Defined benefit RPPs: maximum pension benefit (per year of service)
Existing	2,000	indexed
Proposed	2,000	2,111	2,222	2,333	2,444	indexed
RRSPs: annual contribution limit
Existing	16,500	18,000	indexed
Proposed	16,500	18,000	19,000	20,000	21,000	22,000	indexed

Note: The RPP limits are based on current-year earnings; the RRSP limits are based on prior-year earnings. Accordingly, the RRSP limits are lagged one year behind the corresponding RPP limits.

THE BUDGET PLAN 2005

Maintaining Canada’s Corporate Tax Advantage

In today’s global economy, capital is highly mobile internationally and a competitive tax system is critical to fostering business investment in Canada. Investment in new capital improves productivity, leading to economic growth, and higher wages and living standards.

     Starting with Budget 2000, the Government’s approach to creating a Canadian advantage for investment and supporting productivity has been to reduce tax rates while improving the tax structure. This has included establishing a common tax rate across all sectors and aligning capital cost allowance rates to the useful life of assets, so that investment flows to its most productive uses. Key federal initiatives have included:

■ The Five-Year Tax Reduction Plan introduced in 2000, which reduced the general rate of corporate income tax to 21 per cent from 28 per cent, levelling the playing field for Canada’s service sector and creating a tax advantage for investment in Canada.

■ The 2003 and 2004 budgets, which further enhanced Canada’s tax competitiveness by phasing out the capital tax by 2008, reducing the tax rate on resource income to 21 per cent by 2007 while improving the tax structure applying to this sector, increasing capital cost allowances for computers and data network infrastructure equipment to reflect changes in the useful lives of these assets, and increasing support for small business and entrepreneurship.

1 Income tax rates for general corporate income including capital tax equivalents.

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     The chart above illustrates the impact of recent federal and provincial measures on corporate tax rates.

Budget 2005—Reducing Corporate Tax Rates

Improving the competitiveness of the tax system is particularly important at a time when most industrialized countries are significantly reducing their corporate tax rates (see box below).

     Last year the U.S. legislated a plan to reduce its corporate tax rate on manufacturing income by an equivalent of 3.15 percentage points by 2010. Ensuring the competitiveness of Canada’s business taxes vis-à-vis the U.S. is particularly important because our economies are highly integrated. For example, two-thirds of foreign direct investment in Canada is from U.S. investors, and about 40 per cent of Canada’s outbound direct foreign investment is made in the U.S.

     In 2004, Canada’s average federal-provincial corporate tax rate was 2.3 percentage points lower than the average federal-state rate in the U.S. Due to the recently announced corporate tax reductions in the U.S., absent new measures, Canada’s tax advantage would be significantly diminished for certain types of income—for manufacturing income, falling to only 1.4 percentage points by 2010. More than 40 per cent of foreign direct investment in Canada is made in the manufacturing sector. It is important that Canada maintain a tax rate advantage for manufacturing as well as other sectors of the economy.

     To ensure that Canada’s business taxes are internationally competitive and foster investment, productivity and growth, Budget 2005 proposes the elimination of the corporate surtax in 2008 and a 2-percentage-point reduction in the general corporate income tax rate to 19 per cent from 21 per cent, by 2010. Table 4.9 shows corporate tax rates to 2010, with the proposed changes to the surtax and general corporate income tax rate.

THE BUDGET PLAN 2005

Background: Recent International Developments
in Corporate Tax Rates

■ Since 1997, 25 of the 30 countries that are members of the Organisation for Economic Co-operation and Development (OECD) have reduced their statutory corporate income tax rates, in some cases quite substantially.

■ This includes all Group of Seven (G-7) countries:

–	The U.S. will reduce its rate on manufacturing and other specified income by 3.15 percentage points by 2010.

–	The United Kingdom reduced its rate from 33 per cent in 1997 to 31 per cent in 1998 and again to 30 per cent in 2000, providing the lowest statutory rate among G-7 nations.

–	The combined German rate has been reduced by about 13 percentage points since 2000 to 38.3 per cent; Italy’s by about 16 percentage points since 1997 to 37.3 per cent; and Japan’s by almost 9 percentage points since 1998 to 42.1 per cent. France has reduced its effective statutory rate by about 8 percentage points since 1998 to 33.8 per cent.

■ Among other OECD countries:

–	Ireland progressively reduced its general rate from 38 per cent in 1996 to 12.5 per cent in 2003. Austria reduced its rate from 34 per cent to 25 per cent in 2005. Mexico will have reduced its corporate tax rate from 35 per cent in 2002 to 28 per cent by 2007.

–	The Netherlands has announced that it will reduce its statutory rate from 34.5 per cent in 2004 to 30 per cent by 2007.

     The corporate surtax was originally introduced in 1987 as a deficit reduction measure. Its elimination is equivalent to a 1.12 percentage point reduction in corporate income tax rates and will benefit both large and small businesses. Eliminating the surtax will also simplify the tax system.

Table 4.9 Federal Corporate Income and Capital Tax Rates
	2005	2006	2007	2008	2009	2010
	(per cent)
Capital tax rate[1]	0.175	0.125	0.0625	0	0	0
General income tax rate	21	21	21	20.5	20.0	19.0
Surtax rate	1.12	1.12	1.12	0	0	0

1 Budget 2003 announced the phased elimination of the capital tax by 2008.

     The proposed tax reductions will establish a solid corporate tax rate advantage for all sectors. For manufacturing income, Canada’s tax rate advantage will be 4.5 percentage points in 2010 (see chart below). A strong signal to investors is necessary to influence the location of investment.

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1 Combined average federal-provincial and federal-state income tax rates for manufacturing income, including capital tax equivalents. The Canadian federal income tax rate for manufacturing and processing (M&P) income is the same as the general rate, while some provinces have a reduced income tax rate on M&P income.

Aligning Capital Cost Allowance Rates With
Useful Life

Lower statutory tax rates are a key component of a tax system that fosters investment. In addition, it is important that the structure of the tax system be sound. A key area in this regard is the treatment of capital assets.

     Businesses use capital assets over a number of years. The capital cost allowance (CCA) system determines how much of the cost of a capital asset a business may deduct in a particular year. CCA rates that reflect useful life ensure the accurate measurement of income for tax purposes by providing appropriate recognition of capital costs over time. Alignment of CCA rates with the useful life of assets can enhance productivity and standards of living through a more efficient allocation of investment across classes of assets. The Government reviews CCA rates on an ongoing basis. As part of this review, Budget 2005 proposes the following modifications to CCA rates to better reflect useful life:

■ The rate for combustion turbines that generate electricity will increase from 8 per cent to 15 per cent.

THE BUDGET PLAN 2005

■ The rate for electricity transmission and distribution assets will increase from 4 per cent to 8 per cent.

■ The rate for oil and gas transmission pipelines will increase from 4 per cent to 8 per cent, and a 15 per cent rate will be set for compression and pumping equipment on such pipelines.

■ The rate for cables used for telecommunications infrastructure will increase from 5 per cent to 12 per cent.

     These CCA changes are expected to reduce federal revenues by $15 million in 2005–06 and $30 million in 2006–07.

     The Government will continue to review CCA rates which, as a general principle, should reflect useful life. As elaborated in the section of Chapter 5 addressing environmental tax measures, new accelerated CCA will only be considered for investments in green technology.

Small Business—Acting on Priorities of the House
of Commons Standing Committee on Finance

The tax system provides considerable support to small businesses (see box). Recent tax changes have encouraged growth by helping small businesses to retain more of their earnings and by enhancing incentives for investment in small business ventures.

     In recent years, the Canadian Federation of Independent Business has suggested measures to support the growth of small businesses—many of which the Government has acted on. In addition, other small business representatives and the cooperative sector have proposed a range of measures to support the emergence, capitalization and growth of enterprises.

     In Budget 2004, the Government indicated that it would seek the advice of the House of Commons Standing Committee on Finance on the merits of proposed measures and on the relative priority that should be accorded to them, taking into account limited fiscal resources.

     Since then the Committee undertook a study of federal tax measures to help small businesses in certain sectors, including excise tax and duty relief for jewellers, small brewers and wine-makers and measures to improve access to capital for agricultural cooperatives. Budget 2005 responds to the Committee’s reports.

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Examples of Tax Measures Supporting Small Business

Small business tax rate: A lower tax rate of 12 per cent (13.12 per cent including corporate surtax) applies on qualifying active business income of small businesses of up to $300,000 annually. The 2003 and 2004 budgets increased this limit from $200,000 in 2002 to $300,000 in 2005. This budget’s proposal to eliminate the corporate surtax will reduce corporate taxes for small businesses.

Rollover of investments in small businesses: A 2000 budget measure permitted investors to defer, subject to certain limits, the taxation of capital gains on dispositions of investments in eligible small business shares where the proceeds are reinvested in other eligible small business shares. In the 2003 budget, entitlement to this deferral was expanded by eliminating the individual investor limits on the amount of the original investment and reinvestment that is eligible for the deferral and by allowing a reinvestment to be made at any time in the year of disposition or within 120 days after the end of the year.

Capital tax threshold: The threshold for the tax was increased from $10 million to $50 million, effective 2004, eliminating the capital tax for smaller corporations. For larger corporations, the capital tax will be eliminated by 2008.

RRSP limits: Registered retirement savings plans (RRSPs) play a major role in assisting small business owners to meet their retirement savings needs. The RRSP annual contribution limit for 2005 is $16,500. Budget 2005 increases the limit to $22,000 by 2010. Corresponding increases apply to the benefit and contribution limits for registered pension plans.

Scientific research and experimental development (SR&ED) tax credit: For small businesses, SR&ED tax credits are earned at a higher rate (35 per cent compared with 20 per cent for other businesses) on their first $2 million in qualifying expenditures. SR&ED tax credits earned on current expenditures at the 35-per-cent rate are fully refundable. Credits on SR&ED capital expenditures, and on current expenditures above $2 million, qualify for a partial refund.

$500,000 lifetime capital gains exemption on the sale of small business shares: Investors do not pay tax on their first $500,000 of capital gains on small business shares.

Review of Excise Duties and Taxes

In its October 2004 report, Study on Small Business Tax Measures: Tax Assistance to Prosper—Canada’s Wine-Makers, Small Brewers and Jewellers, the Committee recommended that the Government take immediate action to phase out the excise tax on jewellery. Mindful that the number of proposals exceeds the ability of the Government to finance them in a fiscally responsible manner, the Committee recommended that its first priority be followed by reductions in the excise duties on beer produced by small brewers and on wine produced from Canadian grapes.

THE BUDGET PLAN 2005

     Consistent with the priority recommendation from the Committee, Budget 2005 proposes that the excise tax on jewellery be phased out through a series of rate reductions over the next four years. The rate of the tax will be reduced to 8 per cent from 10 per cent, effective February 24, 2005, and will be reduced by an additional 2 percentage points each year thereafter, starting on March 1, 2006, until the tax is eliminated.

     Phasing out the excise tax on jewellery ensures equitable treatment of the Canadian jewellery industry and recognizes that jewellery is available at all price levels and enjoys widespread consumption among Canadian households. This measure will reduce federal revenues by $20 million in 2005–06 and by an additional $20 million each year thereafter, to $100 million per year when fully implemented.

     With respect to beer and wine, the Committee acknowledged that limited fiscal resources narrow the range of tax relief measures that can be funded. The recommendations with respect to beer and wine will remain under consideration.

Canada’s Agricultural Cooperatives

In its December 2004 report, Study on Small Business Tax Measures: Canada’s Agricultural Cooperatives, the Committee recommended that the Government immediately allow the deferral of tax on patronage dividends paid in shares; create a cooperative investment plan to encourage agricultural cooperative members and employees to invest in their cooperatives; and undertake a review of tax and non-tax measures that would enable the cooperative sector to meet its capitalization needs.

     The Committee’s report noted that, due to a number of factors, agricultural cooperatives may have difficulty raising capital. The report identified a number of reasons to support the capitalization of agricultural cooperatives: they play an important role in regional development and the rural economy; they are an important part of Canada’s agricultural sector; and their presence supports and sustains family farms and small agricultural businesses throughout rural Canada.

     This budget proposes to allow members of agricultural cooperatives to defer paying tax on patronage dividends they receive in the form of shares until the shares are disposed of. This measure is expected to reduce federal revenues by about $10 million in 2005–06 and $30 million in 2006–07 and subsequent years. The cooperative investment plan, which was also recommended by the Committee, will remain under consideration.

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     The Government will monitor the effectiveness of this measure and, as the Committee recommended, will continue to assess the capitalization challenges of the agricultural cooperative sector.

Improving Tax Administration

For Canadians to have confidence in the administration of the tax system, they must be assured that taxes owed are in fact paid. Correspondingly, the fair and effective functioning of the tax system requires that ongoing attention be paid to the level and allocation of resources for audit and enforcement, and that appropriate mechanisms be in place to facilitate and encourage compliance with Canada’s tax laws. This budget strengthens the capacity of the Canada Revenue Agency (CRA) to administer the tax system in areas where aggressive tax planning and compliance risks have the potential to erode the tax base. Specifically, Budget 2005 proposes to:

■ Increase audit and enforcement resources of the CRA by $30 million annually to discourage aggressive tax planning through international transactions and, in particular, the use of tax havens. Additional revenue generated by increased audit and enforcement activity is expected to offset this expenditure.

■ Allocate $8 million over the next five years to enhance federal tobacco tax compliance and enforcement.

■ Strengthen liability provisions in the Excise Tax Act to provide that directors of corporations may be held liable for wrongful claims of net GST/HST credits.

■ Establish a publicly accessible web-based GST/HST registry from which businesses will be able to verify the GST/HST status of their suppliers.

THE BUDGET PLAN 2005

Table 4.10 A Fair and Competitive Tax System
	2004—05	2005—06	2006—07	2007—08	2008—09	2009—10	Total
	(millions of dollars)
Personal income tax
Basic personal amount		70	360	890	2,200	3,550	7,070
Registered pension plan/ registered retirement savings plan limits	15	70	85	115	145	180	610

Total	15	140	445	1,005	2,345	3,730	7,680
Corporate income tax
Corporate surtax	—	—	—	5	1,325	1,675	3,005
General corporate income tax rate	—	—	—	—	440	920	1,360
Capital cost allowance (CCA)	—	15	30	40	70	90	245

Total	—	15	30	45	1,835	2,685	4,610
Tax incentives for efficient and renewable energy generation[1]
CCA rate		20	40	55	65	70	250
District energy systems	—	—	5	5	10	10	30
Biogas production systems	—	—	—	5	5	5	15

Total	—	20	45	65	80	85	295
Tax fairness measures[2]
Response to recommendations of the Technical Advisory Committee on Tax Measures for Persons with Disabilities	—	37	37	42	42	52	210
Other fairness measures	5	25	25	30	30	30	145

Total	5	62	62	72	72	82	355
Other tax measures
Excise tax on jewellery	—	20	40	60	80	100	300
Agricultural cooperatives	—	10	30	30	30	30	130
Other	—	2	12	12	11	11	48

Total	—	32	82	102	121	141	478
Total	20	269	664	1,289	4,453	6,723	13,418

1 See the section “Environmental Tax Measures” in Chapter 5.

2 See the section “Tax Changes to Improve Fairness and Support Participation” in Chapter 3.

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More Efficient and Effective Markets Highlights

■	Launch of 2006 financial institutions legislation review.

■	Reduction of overlap and duplication between the Office of the Superintendent of Financial Institutions (OSFI) and the Canada Deposit Insurance Corporation (CDIC).

■	Increased deposit insurance coverage limit to $100,000.

■	Initiative to agree with the provinces by the end of 2005 on an enhanced system of securities regulation in Canada.

■	Elimination of the 30 per cent foreign property limit for tax-deferred retirement plans.

■	The Government of Canada will continue to review its regulatory and legislative framework to ensure it contributes to a growing, competitive and productive economy.

THE BUDGET PLAN 2005

Introduction

Businesses bear much of the responsibility for raising Canada’s productivity growth. The Government of Canada can also play a role by creating the right economic conditions to support private sector initiative and investment. In addition to making tax rates more competitive, the Government of Canada can help create a favourable business climate, characterized by factors such as more supportive and efficient regulation. Budget 2005 therefore announces regulatory reforms and related initiatives that will advance Canada’s record of strong economic growth.

Financial Markets: A Key Economic Enabler

The financial services sector is one of the key foundations of any modern industrial economy. Its significance to the Canadian economy goes far beyond its own direct contribution to real output. The financial services sector and capital markets more generally are important parts of Canada’s economic infrastructure and play an essential role in ensuring stability, safeguarding wealth and fuelling growth that is critical to the success of all Canadians.

     A well-functioning and innovative financial services sector is essential for the Canadian economy to achieve its full potential. Healthy financial markets represent a critical element of a positive and competitive business environment and are fundamental in achieving key economic policy objectives. As such, it is the Government’s responsibility to maintain an efficient regulatory framework that:

■ Ensures consumers have access to quality services and adequate protection for their money.

■ Allows financial market participants to operate as effectively as possible.

■ Allows capital markets to allocate financing effectively to support growth.

     The consumer protection aspects of the regulatory framework are as important as those of efficiency. In this regard, the Canada Deposit Insurance Corporation (CDIC) protects the deposits of Canadians and the Financial Consumer Agency of Canada (FCAC) protects and educates consumers. At the same time, the Government’s anti-money laundering/countering the financing of terrorism regime helps to protect the country’s financial system from abuse.

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     Maintaining the balance between safety and soundness, efficiency, and, foremost, consumer protection provides the foundation for all initiatives aimed at enhancing financial markets in Canada. This is a focus of Budget 2005 and upcoming initiatives such as the 2006 Financial Institutions Legislation Review.

Launch of 2006 Financial Institutions Legislation Review

Canada is widely acknowledged as having one of the safest and soundest financial sectors anywhere in the world. In order to maintain this valuable advantage, financial sector legislation is renewed every five years to ensure that it is most effective in meeting the needs of Canadian consumers and businesses. The next review, including bringing into force the new legislation, must occur by October 2006. As a result, with Budget 2005, the Government of Canada is announcing the launch of a consultation process, seeking the views of stakeholders and Canadians to refine the current framework to increase legislative and regulatory efficiency, improve consumer protection and adapt it to new developments.

     A consultation paper to stimulate debate is being released as part of Budget 2005 (see Annex 6). Views on the issues raised and any other relevant matters are to be sent to the Department of Finance by June 1, 2005. A white paper will be prepared for the fall of 2005, following which the House of Commons Standing Committee on Finance and the Standing Senate Committee on Banking, Trade and Commerce will have the opportunity to review it and provide comments. Legislation will be introduced in Parliament in early 2006, with a view to having it come into force by October 2006.

Regulatory Efficiency

Further to the initiative in Budget 2004, the Government is moving ahead to modernize the regulatory system to improve the efficiency and effectiveness of federal financial services regulation. In order to give Canadians smart, efficient regulation, the Government will clarify the roles and responsibilities of CDIC and OSFI and eliminate unnecessary overlap and duplication between the two agencies.

     The Government will maintain the key roles and responsibilities of CDIC, while streamlining several supervisory functions within OSFI. OSFI will be primarily responsible for interacting with federal financial institutions. It will assess institutions against OSFI guidelines, replacing the assessment of institutions against CDIC’s Standards of Sound Business and Financial

THE BUDGET PLAN 2005

Practices, which are being repealed. Further, OSFI will become the sole organization responsible for reviewing new entrants into the financial sector and developing prudential rules and guidelines.

     As part of these reforms, CDIC and OSFI will work together to ensure streamlined administrative and corporate service functions. To this end, CDIC and OSFI will present a plan to the Minister of Finance for streamlining administrative functions by June 30, 2005.

     The Government will be introducing amendments to the CDIC Act to reflect these changes and CDIC will amend its by-laws as required by the legislative changes and to further reduce the administrative burden on its member institutions. Going forward, the Government will continue to search for efficiencies and ways of streamlining supervisory functions.

Deposit Insurance Coverage Limit

In addition, to help ensure the continued relevance of the deposit insurance system for Canadians and as part of our commitment to consumer protection, the Government of Canada is increasing the deposit insurance coverage limit from $60,000 for insurable deposits to $100,000, effective immediately. The limit was last changed in 1983. This change will enhance protection for consumers, promote competition among deposit-taking institutions, and help Canadians save for retirement.

Securities Regulation

In December 2003, the Wise Persons’ Committee (WPC) recommended that the provinces/territories and the Government of Canada collaborate to establish a single securities regulator in Canada. In the March 2004 budget, the federal government agreed with the WPC’s conclusions and committed to working with the provinces towards that end.

     The House of Commons Standing Committee on Finance recommended in its report on pre-budget consultations that the Government of Canada meet with provincial/territorial governments with a view to reaching agreement on a national securities regulator. The International Monetary Fund (IMF) in its most recent annual review of Canada echoed this position.

     Over the past year, a number of important steps have been taken to improve the operation of the existing structure of regulation in Canada. While the Government of Canada is encouraged by the progress being made towards increased harmonization of securities rules, all parties involved must go further and move faster to attain the best possible securities regulatory system for Canada.

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     The consolidation of some or all of Canada’s existing securities regulators into a single regulator would provide significant benefits, including:

■	Greater regulatory efficiency.

■	More timely policy innovation and development.

■	Improved investigation and enforcement.

■	A stronger international voice for Canada.

■	Better coordination with other Canadian financial sector regulation.

    Existing processes and proposals must also be measured against these standards.

    The Government of Canada is firmly committed to improving the efficiency and effectiveness of Canada’s capital markets. In this regard, a meeting among senior officials of the Government of Canada and interested provinces and territories to explore how to build on recent progress will take place in March. The Government’s objective will be to reach an agreement by the end of the year on a new, enhanced system of securities regulation.

Eliminating the Foreign Property Limit for Tax-Deferred Retirement Plans

The Foreign Property Rule (FPR) was introduced in 1971 to ensure that a substantial proportion of tax-deferred retirement savings flowed to Canadian companies and provided support for the development of Canada’s capital markets. As these markets have grown, matured, and become more integrated with global capital markets, access to capital for Canadian companies has improved substantially. At the same time, there has been marked improvement in Canada’s fiscal situation, external debt, and balance of payments position over the past decade.

    Budget 2005 repeals the FPR, effective immediately. This proposal responds to the growing retirement income needs of Canada’s aging population and the requirements of pension funds, in particular large funds, by allowing broader international diversification opportunities for retirement investments. The measure will also improve the international competitive position and foreign investment capabilities of Canada’s pension funds and fund management companies.

    Eliminating the FPR has the potential to also increase the supply of venture capital (VC) from pension funds to Canadian small businesses. Since the FPR defines most limited partnerships (through which VC investments are typically made) as foreign property, some pension funds claim it acts as

THE BUDGET PLAN 2005

an impediment to VC investing. This is despite the fact that “qualified limited partnerships,” the rules for which have been developed and refined over time in consultation with the pension industry specifically to facilitate VC investing, are not classified as foreign property. This budget clearly ends any remaining ambiguity. The foreign property limit also restricts the ability of pension funds to create an internationally diversified portfolio of venture capital investments, which is the prudent approach to investing in this asset class.

Venture Capital Financing

Over the past two decades, the Government of Canada has played a key role in promoting a healthy domestic venture capital (VC) industry capable of providing financing to companies at early stages of development and in different industry sectors. Budget 2004 featured measures enhancing the availability of risk financing for innovative firms. For example, the budget set aside $250 million for the Business Development Bank of Canada (BDC), and asked it to develop an investment plan in support of early-stage, seed and pre-seed investments, as well as specialized funds in key enabling technologies. The Government has approved the BDC’s plan and provided funds for its implementation. Together with related private sector investments, it is expected that this investment will generate over $1 billion of new venture capital activity in Canada over the next five years. An additional $20 million was provided to Farm Credit Canada for its venture capital operations. Recent budgets have also introduced significant improvements in the tax system that should encourage more early-stage equity investment.

     The proposed elimination of the Foreign Property Rule (FPR) in Budget 2005 has the potential to increase pension fund investment in VC. Going forward, the Government of Canada will continue to work with the investment, venture, and angel capital communities to ensure an efficient venture capital market for early-stage small businesses in Canada.

Corporate Governance

Promoting investor confidence in the integrity of Canada’s capital markets remains an important priority. Over the past few years, a number of significant steps have been taken both by industry and by federal and provincial regulators and governments. More specifically, enforcement has been strengthened and financial reporting and market disclosures have been enhanced. As well, to improve the quality of the audit process, the Canadian Public Accountability Board (CPAB) was established to provide independent public oversight of the profession. The CPAB issued its first public report on

A PRODUCTIVE , GROWING AND SUSTAINABLE ECONOMY

the results of its inspections in October 2004. The Government will continue to work to ensure that Canadian standards remain among the most rigorous in the world.

     In addition, in 2001 the Government reformed and modernized the Canada Business Corporations Act, which governs most federally incorporated businesses. To equip financial institutions and their stakeholders with the same modern governance tools, the Government will introduce legislation in the spring to reform the governance framework of the federal financial institutions statutes.

Making Better Government Policy and Regulation

The Government of Canada is committed to a regulatory system and policies that instill and protect public trust and confidence, support innovation, and foster a favourable business environment. Canada is lauded for being a regulatory leader and innovator; however, the regulatory system is challenged by the demands of an increasingly complex global knowledge-based economy and the need to sustain regulatory efficiency.

Smart Regulation

Effective regulatory reform can spur economic growth, investment, innovation, and development in new areas of industry. Canada’s regulatory system needs to be harnessed to be a strategic asset and a competitive advantage. Budget 2005 provides $4.5 million in 2005–06 to build continuous improvement into the regulatory system, making it more transparent, accountable and adaptable to new technologies and changing public priorities. The External Advisory Committee on Smart Regulation (EACSR) recently released its final report, proposing a number of recommendations that will assist the Government in its work. The regulatory system will support businesses doing business in Canada, while maintaining high standards of safety and protection.

Telecommunications Policy

The Government recognizes the critical importance of the telecommunications sector to Canada’s future well-being and the need for a modern policy framework. To ensure the telecommunications industry continues to support Canada’s long-term competitiveness, the Government intends to appoint a panel of eminent Canadians to review Canada’s telecommunications policy and regulatory framework. Reporting to the

THE BUDGET PLAN 2005

Minister of Industry, the panel will be asked to make recommendations before the end of the year on how to move Canada to a modern telecommunications framework in a manner that benefits Canadian industry and consumers.

     In the meantime, the Government will continue to pursue a number of improvements to Canada’s telecommunications regulatory framework. The Government will table amendments to the Telecommunications Act to provide the Canadian Radio-television and Telecommunications Commission (CRTC) with direct fining authority. This measure should provide the CRTC with the flexibility to regulate in a more strategic manner that focuses on results. The Government also intends to ask the CRTC to move expeditiously to implement wireless number portability. Finally, the Government is asking the Task Force on Spam to report quickly in order that Canada have in place measures to control the spread of spam and spyware to reduce their damage to the future of the Canadian economy.

Table 4.11

A Productive, Growing and Sustainable Economy

	2004–05	2005–06	2006–07	2007–08	2008–09	2009–10	Total

Investing in people
Early Learning and Child Care	700	0	700	1,200	1,200	1,200	5000
Ensuring maximum participation		73	117	143	103	131	567

Total	700	73	817	1,343	1,303	1,331	5,567

Investing in ideas and enabling technologies	235	111	119	122	114	111	811

Investing in regions and sectors
Regional development	120	196	202	240	259	220	1,237
Sector competitiveness		169	184	182	186	183	904

Total	120	365	386	422	445	403	2,141

A fair and competitive tax system[1]
Personal income tax relief		70	360	890	2,200	3,550	7,070
Increasing RPP/RRSP limits	15	70	85	115	145	180	610
Maintaining Canada’s corporate tax advantage		15	30	45	1,835	2,685	4,610
Other measures		32	82	102	121	141	478

Total	15	187	557	1,152	4,301	6,556	12,768

More efficient and effective markets		5					5

Total	1,070	740	1,879	3,039	6,162	8,401	21,292

[1]	Not including the tax fairness measures that are set out in the section “Tax Changes to Improve Fairness and Support Participation” in Chapter 3, and the environmental tax measures set out in the section “Environmental Tax Measures” in Chapter 5.

Note: Numbers may not add due to rounding.

5

Moving Toward a
Sustainable Environment and
Sustainable Communities

THE BUDGET PLAN 2005

Highlights

Ensuring a Sustainable Environment

In Budget 2005, the Government of Canada is making major investments to preserve our natural environment and to address climate change. These investments, totalling over $5 billion over the next five years (including over $3 billion of new funding), include:

■	$1 billion for an innovative Clean Fund to further stimulate cost-effective action to reduce greenhouse gas emissions in Canada.

■	$225 million to expand the successful EnerGuide for Houses Retrofit Incentive program for Canadians.

■	$200 million to support the development of a Sustainable Energy Science and Technology Strategy.

■	$200 million over five years and a total of $920 million over 15 years to further stimulate the use of wind power to generate energy. This delivers on the Government of Canada’s commitment to quadruple the Wind Power Production Incentive.

■	$97 million over five years and a total of $886 million over 15 years to stimulate the development and use of forms of renewable energy other than wind, such as small hydro, biomass and landfill gas.

■	An estimated $295 million in enhanced tax incentives through accelerated capital cost allowance (CCA) to encourage investment in efficient and renewable energy generation and establishing that new accelerated CCA will only be considered for investments in green technology.

■	$300 million provided to enrich the Green Municipal Funds, which make investments in innovative green municipal projects. Half of this amount will be targeted to the cleanup of brownfields.

■	$85 million to fund strategic investments to minimize the risk of invasive alien animal and plant species damaging our environment and economy.

MOVING TOWARD A SUSTAINABLE ENVIRONMENT AND SUSTAINABLE COMMUNITIES

■	$40 million to improve the ecological integrity of the Great Lakes ecosystem.

■	$28 million over two years to preserve the health of Canada’s oceans. $15 million per year ongoing to ensure the conservation of our fisheries in the Northwest Atlantic.

■	$90 million to support scientific assessments and research under the Canadian Environmental Protection Act, which will help reduce the exposure of Canadians to potentially harmful substances.

■	$209 million for the maintenance and acquisition of capital assets in national parks and $60 million to restore the ecological integrity of parks.

Delivering on a New Deal for Cities and Communities

Budget 2005 delivers on the Government of Canada’s commitment to provide cities and communities with long-term, reliable sources of funding to meet their needs. Specifically, the Government commits to:

■	Implement its pledge to share $5 billion worth of gas tax revenue over the next five years:

- In 2005–06, the share of the federal gas tax dedicated to cities and communities will be $600 million.

- By 2009–10, the share will increase to $2 billion, representing 5 cents per litre.

■	Renew federal infrastructure programs such as the Canada Strategic Infrastructure Fund and the Municipal Rural Infrastructure Fund, which invest more than 50 per cent of funding toward sustainable infrastructure.

The gas tax sharing, the goods and services tax (GST) rebate implemented in Budget 2004 and the Green Municipal Funds (referenced above) will provide Canadian communities with over $9 billion over the next five years.

THE BUDGET PLAN 2005

Introduction

A sustainable economy depends on a sound environment and healthy communities. Budget 2005 continues to strengthen Canada’s core capabilities through significant investments in the environment and in sustainable infrastructure in Canadian communities.

     The Government of Canada is committed to achieving robust economic growth and protecting the environment. With properly designed policies and targeted investments, these two objectives are complementary. To achieve sustainable growth, the Government is pursuing policies which match the appropriate economic instruments with specific environmental outcomes.

     In Budget 2005, the Government is making more than $3 billion in new investments to address climate change and to protect our natural environment. When combined with $2.2 billion of existing funding, the resulting package of more than $5 billion represents a major step as part of a longer-term strategy to meet these vital objectives. Since 1997, the Government has committed more than $10 billion in new funding for environmental measures, putting Canada on the path to a sustainable economic future. These investments include measures to address climate change; to clean up contaminated sites; to design, implement and enforce framework legislation such as the Canadian Environmental Protection Act and the Species at Risk Act; and to invest in the development of environmental technologies.

     The objective of the Government’s environmental initiatives is to have the most impact where it matters most—in the places Canadians live, work and play. Canada depends on cities and communities that can attract the best talent and compete for investments as vibrant centres of commerce, learning and culture. Canada’s cities and communities must continue to be healthy, safe and beautiful places to live.

     That is why, building on current financial support for infrastructure programs and the full rebate of the GST, Budget 2005 also delivers on the commitment to share a portion of the revenues from the federal gas tax with municipalities to assist with their sustainable infrastructure needs.

MOVING TOWARD A SUSTAINABLE ENVIRONMENT AND SUSTAINABLE COMMUNITIES

Moving Toward A Green Economy

Budget 2005 establishes the framework for making environmental investments. In particular, the following principles guide the Government of Canada’s environmental investments:

■ Balance. Investments must balance the need for short-term action to protect our natural environment and long-term measures to spur transformational change in public behaviour and business practices.

■ Competitiveness. While building sustainable economic growth is an essential component of Canada’s long-term international competitiveness, the transition to a sustainable economy must also weigh carefully the impact on short-term competitiveness.

■ Partnership. To the greatest extent possible, investments in the environment should lever outside funds and encourage responses from industry, citizens and other orders of government.

■ Innovation. Investments should promote innovation and support new technologies. Innovation feeds economic growth, creates new opportunities and provides long-term improvement in our environmental performance.

■ Cost-effectiveness. Initiatives should achieve environmental goals at the lowest possible cost.

Evaluation and Reallocation

The Government of Canada will learn from past investments. It is committed to reassessing and redirecting funding dedicated to the environment to those measures that best meet the above principles. Budget 2005 formalizes that process by launching a government review of all climate change programs.

     A profile of program funding that could be used to extend the existing climate change programs has been established. However, prior to releasing these funds for 2006–07, Ministers will review all existing measures to determine the relative success of each in achieving cost-effective emission reductions over the short and long term.

     As a result of these evaluations, resources will be reallocated among existing measures and new measures that target climate change and incent new consumer and producer behaviour, consistent with the principles outlined above. For example, resources identified through this review will be used to fund the continuation and expansion of the EnerGuide for Houses Retrofit Incentive program, which is described in the section “EnerGuide for Houses Retrofit Incentive Program.”

THE BUDGET PLAN 2005

Addressing Climate Change

The Government made addressing the global challenge of climate change a national priority by ratifying the Kyoto Protocol in December 2002. The Protocol came into effect on February 16, 2005. Beyond the Kyoto Protocol, Canada must strive toward a clean energy future. Governments, industry and citizens all have a role to play. Acting together will lead to a better quality of life for Canadians and open up new economic opportunities for Canada. Moving to a clean energy future, Canada will establish itself as a global leader in the field of environmental technology, develop a competitive advantage and become a more innovative economy.

     Funding announced in previous budgets, totalling $3.7 billion since 1997, has helped improve the country’s understanding of the challenge and risks of climate change, promote technology and innovation, develop policy options for addressing climate change, and take early action to reduce greenhouse gas emissions.

     In order to meet our climate change objectives, the Government will use the full range of policy instruments, providing both the resources for significant progress on climate change and the framework for next steps. Budget 2005 provides funding using six instruments:

     Market mechanisms. Introduces an innovative $1-billion Clean Fund to encourage the most cost-effective projects to reduce greenhouse gas emissions while complementing the ongoing development of a market for emissions trading.

     Targeted incentives. Delivers on the Government’s commitment to quadruple the Wind Power Production Incentive to 4,000 megawatts and further extend this incentive to other renewable energy sources. Quadruples the number of homes to be retrofitted under the EnerGuide for Houses Retrofit Incentive program from 125,000 to 500,000.

     Tax measures. Increases the incentives for investment in efficient and renewable energy generation equipment under capital cost allowance (CCA) Class 43.1 by expanding the scope of the class and further accelerating the CCA rate from 30 per cent to 50 per cent for certain investments. Establishes that new accelerated CCA will only be considered for investments in green technology. Will review potential tax measures such as a revenue-neutral “feebate” for vehicles to achieve enhanced environmental outcomes.

     Public infrastructure investment. Makes major investments alongside other orders of government, including $300 million in the Green Municipal Funds and the dedication of the $5-billion gas tax transfer over five years, to support sustainable infrastructure.

MOVING TOWARD A SUSTAINABLE ENVIRONMENT AND SUSTAINABLE COMMUNITIES

     Investment in innovation. Dedicates $200 million for the development of a Sustainable Energy Science and Technology Strategy and extends existing measures to develop and commercialize leading-edge environmental technologies.

     Regulation/voluntary action. The Government is pursuing agreements with both the large final emitters and vehicle manufacturers to ensure concrete action on the largest sources of greenhouse gas emissions by establishing real targets.

     The climate change measures introduced in Budget 2005, in combination with previously announced measures, will shift Canada toward a clean energy future and increase the efficiency, sustainability and international competitiveness of the Canadian economy, while moving toward our emission reduction objectives under the Kyoto Protocol. More action will be required in the future. The Government will introduce additional measures as resources permit and as we learn from our investments and international experience.

THE  BUDGET  PLAN  2005

Climate Change—Budget 2005 Measures to Build a Green Economy

Government
Industry
Citizens
Develop market mechanisms
Clean Fund ($1 billion)
- Invests in domestic emissions reductions and carbon sinks
- Competitive financing
- Targeted support for large projects in partnership with industry.
- Selected investments in international projects in the national interest
Targeted incentives
- Wind Power Production Incentive ($200 million)
- Renewable Power Production Incentive ($97 million)
EnerGuide for Houses Retrofit Incentive ($225 million)
Tax measures
Enhanced capital cost allowance (CCA) treatment for efficient and renewable energy generation equipment
Review of vehicle feebate and other tax measures
Innovation
- Sustainable Energy Science and Technology Strategy ($200 million)
Technology Investment Fund
Partnership Fund ($250 million)
Public infrastructure
- Green Municipal Funds ($300 million)
- More than 50% of infrastructure funding to sustainable infrastructure
- Federal House in Order
Regulation / voluntary action
Large final emitters and vehicle emissions reductions
Individual and community actions
Results
- Build a strong and sustainable economy
- Enhance Canada's international competitiveness
- Long-term progress on climate change
- Sustain a high quality of life for Canadians

MOVING TOWARD A SUSTAINABLE ENVIRONMENT AND SUSTAINABLE COMMUNITIES

Market Mechanisms to Reduce Emissions

Budget 2005 establishes a market-based, results-oriented mechanism to encourage emission reduction initiatives. The innovative Clean Fund will purchase emission reductions from Canadians, industry and—in those cases when it is in the national interest and involves Canadian companies reducing greenhouse gas emissions —projects in other countries. With minimum funding of $1 billion over the next five years, the Clean Fund will stimulate cost-effective action to reduce greenhouse gas emissions and pull forward technology development.

Definitions

Greenhouse gases (GHGs): Naturally occurring gases include water vapour, carbon dioxide, methane, nitrous oxide and ozone. Certain human activities produce more of these gases than occur naturally, and other activities can create greenhouse gases that do not naturally occur. For example, carbon dioxide is released by the burning of fossil fuels for industrial purposes, transportation, and the heating and cooling of buildings. Methane is released from landfills, wastewater treatment, certain agricultural practices, as well as from grazing livestock.

Emission credits: An emission credit is generated when an entity reduces GHG emissions beyond its target. Currently, there are both international and domestic credit-trading systems under development. The trading of emission credits is what will allow emission reductions to be achieved wherever and however they are the most cost-effective.

Domestic offsets: Projects aimed at reducing or sequestering emissions that are incremental to assigned formal targets would be considered domestic offsets. Proponents of such projects would be able to apply to the Clean Fund to receive the value of emission reductions as determined through a competitive process. Emission reductions or removals will be certified by accredited third parties to verify that they have actually been achieved before funding is provided.

     The Fund will have three streams of activity. First, it will use market mechanisms to purchase project-based domestic offsets. The purchase price of offsets will be determined through a competitive process where funding would be provided to the most cost-effective projects. It is expected that the fund will help stimulate the development of a domestic market for emissions trading and help serve as a catalyst for technology development and application.

THE BUDGET PLAN 2005

     The Fund will be available for projects using a broad range of new technologies and processes to improve GHG emission levels. Examples could include the installation of green power sources such as fuel cells, and solar water and air heating; the introduction of more efficient production processes such as combined heat and power systems and enhanced recycling; or carbon sinks (any process that removes carbon dioxide from the atmosphere and stores it) such as forest plantations and agricultural practices.

     Second, the Fund will consider targeted support for large strategic projects in partnership with the private sector. For example, projects that have the potential of generating significant greenhouse gas emission reductions, where the cost per tonne is initially high but is expected to fall over time, could be considered for funding if the project would contribute to the structural change necessary to move Canada to lower carbon use levels over the longer term. Funding could be provided to purchase a portion of the emission reductions to be generated in the future in order to help projects realize such potential. Examples might include carbon dioxide capture and storage or clean coal technology. There may be projects that have unique provincial or territorial characteristics. In such cases, the newly created Partnership Fund, described in the section “Provincial and Territorial Partnerships”, could provide funding.

     Third, in those cases when it is in the national interest and involves Canadian companies, the Clean Fund will purchase internationally tradable emission reduction credits tied to specific projects in other countries. Among countries that have ratified the Kyoto Protocol, the Clean Development Mechanism (CDM) provides credit for financing emission reduction projects in developing countries. Joint Implementation (JI) projects offer credits for financing projects in other developed countries. Credits generated from CDM or JI projects can contribute to the development of emerging economies and provide new markets for Canadian companies and technologies. Consistent with the Government’s focus on domestic transformative change, these projects would have at least one of the following characteristics for funding to be considered: apply Canadian technology, improve Canada’s international competitiveness, or otherwise advance our national interest. The Government will determine the specifics of international credit purchases following consultations.

     To the extent possible, these measures will incorporate funding from other partners and result in additional environmental benefits such as cleaner air. Further, all projects will need to clearly demonstrate the extent to which they reduce GHG emissions, and the evaluation of competing projects will draw on expert advice from outside government. The Government will announce the funding mechanisms, funding criteria and further details of this major initiative shortly.

MOVING TOWARD A SUSTAINABLE ENVIRONMENT AND SUSTAINABLE COMMUNITIES

Targeted Incentives

New cost-effective greenhouse gas emission reduction incentives will also be important to spur activities and to change behaviours in ways that mitigate climate change impacts and generate other environmental benefits.

EnerGuide for Houses Retrofit Incentive Program

Individual Canadians produce GHGs through their day-to-day activities such as driving vehicles and heating or cooling their homes—anything that involves energy use. Actions by citizens can play a key role in addressing climate change.

     By using energy more efficiently, Canadians can reduce GHG emissions and other emissions that contribute to air pollution and smog. Efforts to reduce GHGs will give us a safer climate, cleaner air and healthier communities.

     For example, water heating, and space heating and cooling account for more than 40 per cent of the average household’s GHG emissions. Fully 15 per cent of Canada’s annual energy use is to heat our homes, and this energy comes mostly from non-renewable resources such as oil and gas. Retrofitting a home—insulating the basement or attic, or purchasing a new, more efficient furnace—costs less than producing new energy supplies to heat it.

     The Government supports actions by Canadians to reduce GHGs through a range of information and incentive programs such as the EnerGuide for Houses Retrofit Incentive program. This evaluation service provides homeowners with independent expert advice on the different systems of a home and information on energy efficient improvements that can increase comfort and reduce energy bills.

     Once the recommended improvements have been carried out, a follow-up visit can be requested to re-evaluate the home and update the EnerGuide for Houses report and label. If a minimum energy performance improvement has been achieved, the homeowner is eligible for a grant. To date, more than 125,000 Canadians homes have been retrofitted.

     In order to encourage further action by Canadians, provinces and territories, Budget 2005 allocates $225 million over the next five years to quadruple the number of homes retrofitted under the EnerGuide for Houses Retrofit Incentive program. This new federal level of effort will support energy efficiency improvements in a total of 500,000 homes by 2010. The funding for this initiative will be sourced from the resources identified by the review and reallocation of climate change expenditures.

THE BUDGET PLAN 2005

Home Retrofit Challenge

Budget 2005 identifies $225 million over the next five years to quadruple the number of houses retrofitted under the EnerGuide for Houses Retrofit Incentive program. This new federal level of effort will support energy efficiency improvements in a total of 500,000 homes by 2010.

Thousands of homeowners have already taken advantage of this program and have improved their energy performance, receiving grants averaging $630 and experiencing savings of 27 per cent on their energy bill every year. On a $2,400-per-year energy bill, this translates into over $600 in annual energy savings.

Wind Power Production Incentive

Budget 2001 provided $260 million for the Wind Power Production Incentive, a per-kilowatt incentive paid to eligible wind energy projects commissioned between March 31, 2002, and April 1, 2007. The goals of this investment include stimulating the installation of 1,000 megawatts (MW) of wind power capacity and encouraging complementary provincial support for renewable power. Since the launch of the program, 450 MW of capacity has been commissioned and most provinces have announced plans, or are considering plans, to increase the share of electricity generated from renewable sources such as wind.

     Building on the success of this program, and as committed to in the Speech from the Throne, Budget 2005 provides $200 million over 5 years and a total of $920 million over 15 years to expand the Wind Power Production Incentive target to 4,000 MW. This is equivalent to the amount of power needed by approximately 1 million average Canadian homes. In addition to the environmental benefits, this initiative will support rural economic development, build a new economic sector, and position Canada to be a leader in a vibrant wind energy industry in North America and internationally.

     As under the original terms of the program, an incentive payment of 1 cent per kilowatt-hour of production for the first 10 years of operation will be made to eligible projects commissioned before April 1, 2010. The eligible production per project will be determined by Natural Resources Canada. While existing terms respecting interaction of the incentive with tax treatment for Canadian Renewable and Conservation Expenses will continue to apply, wind turbines will be eligible for the enhanced capital cost allowance provisions discussed in the section “Capital Cost Allowance for Investment in Efficient and Renewable Energy Generation.”

MOVING TOWARD A SUSTAINABLE ENVIRONMENT AND SUSTAINABLE COMMUNITIES

Renewable Power Production Incentive

In addition to wind resources, many other forms of green energy such as small hydro, biomass and landfill gas are available in Canada. The competitiveness of renewable energy technology has improved in recent years as a result of technological developments and the increasing costs of more conventional technologies. There is an increasing need for these sources of power to meet growing electricity demand, while reducing impacts on the environment.

     As part of the Government’s commitment to encourage renewable energy production, Budget 2005 announces a Renewable Power Production Incentive to stimulate the installation of up to 1,500 MW of new renewable energy electricity generating capacity, other than wind. An incentive payment of 1 cent per kilowatt-hour of production for the first 10 years of operation will be introduced for eligible projects commissioned after March 31, 2006, and before April 1, 2011.

     The incentive will result in more investment in renewable energy projects in all regions of Canada, which will help address climate change and further improve air quality. Provincial and territorial governments are encouraged to provide additional support for these renewable energy investments to help promote the production of renewable energy in Canada.

     Budget 2005 provides $97 million over the next 5 years and a total of $886 million over 15 years for the Renewable Power Production Incentive. Preliminary details will be announced shortly by the Minister of Natural Resources and, following consultations, final program details including eligibility criteria will be announced before April 1, 2006. The eligible production per project will be determined by Natural Resources Canada. It is anticipated that many projects eligible for the new incentive will also benefit from the enhanced capital cost allowance provisions discussed below.

Environmental Tax Measures

Organizations like the National Round Table on the Environment and the Economy and, internationally, the Organisation for Economic Co-operation and Development have highlighted the important contribution that the tax system, alongside other market mechanisms and targeted incentives, can make to improve environmental outcomes.

THE BUDGET PLAN 2005

     Tax measures have been implemented and expanded recently in many areas where the potential for environmental benefits has been identified.

■   Investment in energy efficient and renewable energy generation equipment is promoted through accelerated capital cost allowance (CCA) under Class 43.1. This is an explicit exception to the practice of setting CCA rates to reflect the useful life of assets. In addition, eligible start-up expenses of projects using such equipment qualify for favourable treatment as Canadian Renewable and Conservation Expenses. Further details are provided in the box below.

■   Support for the production and use of alternative fuels is provided through an excise tax exemption for ethanol, methanol and bio-diesel used in blended fuels.

■   Protection of Canada’s natural heritage is supported through such measures as:

-	A reduced inclusion rate on capital gains from donations of ecologically sensitive land.

-	An immediate deduction for contributions to qualifying environmental trusts established for the reclamation of mine, waste disposal and quarry sites.

■   In addition, as proposed in Budget 2004, legislation has been tabled that prohibits the deduction of fines and penalties, including those imposed under federal, provincial, municipal and foreign environmental protection laws.

Capital Cost Allowance for Investment in Efficient and Renewable Energy Generation

Encouraging the widespread use of equipment that produces energy efficiently or from renewable sources will continue to be an important part of Canada’s environment and climate change strategy. Budget 2005 proposes to further accelerate the CCA rate from 30 per cent to 50 per cent for certain high-efficiency cogeneration equipment and the full range of renewable energy generation equipment currently included in Class 43.1 (including wind turbines, small hydro facilities, active solar heating equipment, photovoltaics and geothermal energy equipment). This increased rate will apply to equipment acquired during the next seven years, at the end of which period the effectiveness of the measure will be reviewed.

MOVING TOWARD A SUSTAINABLE ENVIRONMENT AND SUSTAINABLE COMMUNITIES

Efficient and Renewable Energy Generation

Class 43.1 currently provides an accelerated capital cost allowance rate of 30 per cent per year for investments in equipment that produces heat for an industrial process or electricity by using fossil fuel efficiently or by using renewable energy sources. The two general categories of included equipment are cogeneration and renewable energy technologies.

Cogeneration (also called combined heat and power—CHP) is the simultaneous generation of electricity and heat from the same fuel to achieve greater energy efficiency. To qualify for Class 43.1 treatment, cogeneration equipment must meet a minimum level of energy efficiency in the use of fossil fuel.

A variety of renewable energy production assets are also included in Class 43.1, including:

■ Wind turbines.

■ Electrical generating equipment that uses only geothermal energy.

■ Small hydroelectric facilities.

■ Stationary fuel cells.

■ Photovoltaics and “active” solar equipment used to heat a liquid or gas.

■ Equipment powered by certain waste fuels (e.g. wood waste, municipal waste, biogas from a sewage treatment facility).

■ Equipment that recovers biogas from a landfill.

■ Equipment used to convert biomass into bio-oil.

In addition, where the majority of the tangible property in a project is eligible for Class 43.1, certain project start-up expenses (mostly relating to intangibles) are treated as Canadian Renewable and Conservation Expenses (CRCE). These expenses may be deducted in full in the year incurred, carried forward indefinitely for use in future years, or transferred to investors using flow-through shares. Flow-through shares are particularly beneficial to start-up firms that do not have enough taxable income to benefit from tax deductions themselves.

Eligible expenses typically include engineering and design, site clearing, feasibility studies, contract negotiations and regulatory approvals. In the wind industry, CRCE also includes the capital cost of “test wind turbines,” which can constitute up to 20 per cent of the generating capacity in a wind farm.

     Allowing tax deductions for capital costs to be taken more rapidly will improve the after-tax return on these investments. The resulting financial benefit will support additional investment in technologies that contribute to a reduction in greenhouse gas and other harmful emissions and a more diversified energy supply. This enhanced CCA incentive will be in addition to support available under the Wind Power Production Incentive and Renewable Power Production Incentive outlined above.

THE BUDGET PLAN 2005

     Budget 2005 also proposes to extend the range of equipment eligible for Class 43.1 CCA treatment and to make qualifying start-up expenses of projects using these additional technologies eligible for treatment as Canadian Renewable and Conservation Expenses.

     One important opportunity for deployment of cogeneration is in district or community energy systems, where heat or steam is produced in a central generating plant and distributed through a system of pipes to a district of nearby buildings. The budget proposes to extend Class 43.1 to include distribution assets of district energy systems such as pipelines, pumps and meters where the heat energy has been produced using cogeneration equipment that qualifies for Class 43.1 treatment. This measure supporting private investment in district energy systems complements the Government’s support for environmentally sustainable public infrastructure, including district energy, under the New Deal for Cities and Communities and through the Green Municipal Funds.

     Accelerated CCA will also be extended to include certain equipment used to produce biogas (largely methane) from the anaerobic digestion of farm manure, where the biogas is used to generate electricity. The use of biogas—a renewable energy source—to produce energy helps to reduce reliance on fossil fuel. This process also reduces greenhouse gas emissions by capturing and using methane, a potent greenhouse gas that would otherwise by released into the air when the manure decomposes.

     Assets acquired during the next seven years in eligible district energy systems using high-efficiency cogeneration and biogas production systems will be eligible for the new 50-per-cent CCA rate.

     Together, the increase in the CCA rate to 50 per cent and the extension of accelerated rates to biogas and district energy systems are expected to reduce federal revenues by approximately $20 million in 2005–06 and $45 million in 2006–07, and by a total of approximately $295 million over the next five years.

     Further details on these measures are set out in Annex 8.

Environmental Measures—Future Action

The Government will continue to review other investments for inclusion under Class 43.1 to ensure that appropriate incentives are provided for investment in efficient and renewable energy generation equipment. It will also actively consider other opportunities to use the tax system to support environmental objectives, in areas where it would be an appropriate instrument.

MOVING TOWARD A SUSTAINABLE ENVIRONMENT AND SUSTAINABLE COMMUNITIES

     To assist in this process and to facilitate dialogue, Annex 4 sets out a framework and general criteria that may guide the assessment of potential tax measures aimed at furthering environmental goals. This document is intended to foster a shared understanding of the policy considerations that may be taken into account in evaluating the potential contribution of specific tax proposals to Canada’s environmental objectives.

     Of particular interest to the Government are measures that may encourage Canadians to acquire more environmentally friendly vehicles. As discussed below, the Government is negotiating with the auto manufacturing sector to achieve an agreement that would improve the fuel efficiency of vehicles sold in Canada. The Government believes that there may also be merit in the concept of a vehicle “feebate.” A feebate would provide a consumer rebate for fuel-efficient vehicles and impose a fee on fuel-inefficient vehicles. The program could be designed to be revenue neutral for the Government. Over time, a feebate could contribute to the improvement of the fuel efficiency of vehicles purchased in Canada, reduced greenhouse gas emissions and improved air quality.

     To facilitate third-party input, the Government is asking the National Round Table on the Environment and the Economy (NRTEE) to develop options for a feebate, to consult and to make recommendations to the Government for the next federal budget. On February 16, 2005, the Government requested the NRTEE to provide advice and recommendations on the development of a long-term energy and climate change strategy for Canada. The NRTEE—an independent advisory body that brings together distinguished individuals from all sectors of society (government, industry, labour, academia, environmental organizations and Aboriginal groups)—is uniquely placed to provide guidance and expertise on an initiative such as a vehicle feebate.

     Consideration of a vehicle feebate may also generate useful lessons on the potential to apply the concept of a feebate for encouraging homeowners to acquire, and manufacturers to supply, more energy efficient home appliances.

     The implementation of a tax exemption for employer-provided transit benefits has also been proposed as a way to promote the use of public transportation. In this regard, the participation of several federal government departments in the capital region transit authorities’ Transit Pass Program—whereby a discount on transit passes is provided to employees—will provide important information to help the Government identify the most cost-effective way of encouraging public transit use.

THE BUDGET PLAN 2005

     Before announcing any new measure in these areas, the Government will follow a process which establishes a clear environmental objective and assesses the potential measure in terms of its environmental effectiveness, fiscal impact, economic efficiency, fairness and simplicity. It will also engage in consultations and ensure that any measure is adopted over a reasonable time frame to facilitate adjustment.

Public Infrastructure Investments

Investments in modern infrastructure can lead to improvements in the environment as they can encourage more efficient use of energy and other natural resources. The Government of Canada is strategically targeting its infrastructure- related investments to promote better environmental outcomes. Budget 2005 makes major new investments in green infrastructure and brownfield remediation. It also confirms the sustainable infrastructure focus for investments made under the Government’s infrastructure programs and the New Deal for Cities and Communities.

Green Municipal Funds

Municipalities across the country make infrastructure-planning decisions each day that affect the environment, for example by contributing to or stemming the factors leading to urban sprawl, water pollution and greenhouse gas emissions. In recognition of the key role municipalities play in helping Canada reduce its greenhouse gas emissions and in improving the country’s environmental performance, the Government of Canada established the Green Municipal Funds in 2000 with an initial endowment of $125 million, which was increased to $250 million in Budget 2001.

     These programs, run by the Federation of Canadian Municipalities, support investments in innovative green municipal projects such as the installation of deep water-cooling systems for commercial buildings, district energy systems, and more efficient water and wastewater treatment facilities. As the funds operate on a revolving basis, repayment of loans from these and other projects will provide the Green Municipal Funds with cash flow for further opportunities to fund innovative municipal projects.

     The funds have been effective in stimulating community-based feasibility work and green infrastructure investments, contributing to more than 340 projects across the country. The funds have been able to leverage over $1 billion in municipal, provincial and private sector funding for environmentally sustainable infrastructure. Budget 2005 builds on earlier investments by contributing an additional $300 million in 2004–05 to the Green Municipal Funds.

MOVING TOWARD A SUSTAINABLE ENVIRONMENT AND SUSTAINABLE COMMUNITIES

     Half of this new funding will be targeted toward measures to assist with the cleanup of qualifying brownfields (abandoned or idle properties where environmental contamination is known or suspected and where there is an active economic potential for redevelopment—see the section on brownfields) in order to stimulate economic, social and environmental benefits and revitalize local communities.

Infrastructure Programs

The Government of Canada’s infrastructure programs contribute toward environmental sustainability, including reducing greenhouse gas emissions. For example, Infrastructure Canada has incorporated climate change considerations into its project selection process, and a climate change “lens” is applied to maximize climate change contributions from infrastructure projects (i.e. by encouraging the use of best practices and best-in-class technologies). In addition, funded projects must be supported by complementary policies such as demand management measures. Finally, under both the $2.05-billion Infrastructure Canada Program and the $1-billion Municipal Rural Infrastructure Fund, a minimum percentage of funding (50 per cent and 60 per cent, respectively) must go toward green infrastructure projects.

Investing in Communities:
Sharing Gas Tax Revenues for Sustainable Infrastructure

The sharing of a portion of federal gas tax revenue under the New Deal for Cities and Communities in the amount of $5 billion over the next five years will also contribute to environmental sustainability. These funds will be invested in municipal infrastructure projects including public transit, water and wastewater treatment, and community energy systems.

Getting the Federal House in Order

The Government of Canada is also doing its part to green its operations.

     The Federal House in Order initiative is the Government of Canada’s plan for reducing greenhouse gas emissions within its own operations. Through this initiative, the 11 departments and agencies that account for 95 per cent of federal emissions have agreed to collectively meet a target of reducing greenhouse gas emissions within their operations by 31 per cent from 1990 levels by 2010. As of 2003, a total reduction in greenhouse gas emissions of 24 per cent had been achieved within federal government operations through reductions in floor space and vehicle fleet size, changing

THE BUDGET PLAN 2005

to less carbon-intensive energy sources, improvements in energy efficiency and fuel switching. Under this initiative, a stronger emphasis will be placed on greening the Government of Canada’s buildings, as this is the area where emission reductions can be achieved at the lowest cost.

     In addition, as stated in the October 5, 2004, Speech from the Throne, the Government will implement a new Green Procurement Policy to govern its purchases by 2006.

Innovation

The development of Canada’s environmental technologies is essential to the long-term transformation required for our economy to become fully sustainable. New technologies can provide Canadians with the ability to reduce greenhouse gas and other harmful emissions while enjoying the benefits of a productive and growing economy. Canadian environmental technology development and adoption will be an increasingly important determinant of the international competitiveness of our economy.

     In recognition of the importance of new environmental technologies, Budget 2005 announces the Government of Canada’s plan to develop, by the end of 2006, a Sustainable Energy Science and Technology Strategy. The Government will contribute $200 million to the development and implementation of the strategy.

     To initiate the development of this strategy, a panel of experts will be appointed by the Minister of Natural Resources to provide advice on priorities, taking into consideration our national energy circumstances, existing technology strengths, and opportunities for partnerships with the provinces, territories, industry and academia as well as internationally. The panel will be asked to report on its findings in a timeframe that will allow the Government of Canada to complete the development of the strategy in 2006. Key objectives of the strategy will be to:

■ Lever both the ideas and financial resources of the private sector, universities, provinces and territories.

■ Develop a set of medium-term research goals around the efficient production and use of conventional and renewable energy.

■ Develop a detailed action plan for reaching these goals.

MOVING TOWARD A SUSTAINABLE ENVIRONMENT AND SUSTAINABLE COMMUNITIES

     As part of this process, the Minister of Natural Resources will examine the effectiveness and efficiency of existing federal investments in environmental and energy science and technology in order to ensure these resources support the direction of the strategy. Current federal resources directed at energy-related science and technology total approximately $200 million per year, including:

■ Sustainable Development Technology Canada, an arm’s-length foundation focused on the development and demonstration of climate change, and clean air, water and soil technologies.

■ The Program for Energy Research and Development, an interdepartmental research program managed by Natural Resources Canada.

■ Budget 2003 climate change technology and innovation funding for research into cleaner fossil fuels, the hydrogen economy, advanced energy end-use technologies, decentralized energy and biofuels.

■ The CANMET Energy Technology Centre, which develops and delivers knowledge- and technology-based programs for the sustainable production and use of Canada’s energy supply.

Provincial and Territorial Partnerships

Addressing climate change requires actions from citizens, industry and all orders of government. Federal programs must work in concert with those of the provinces and territories to maximize the impact of our investments.

     Budget 2005 establishes a Partnership Fund in order to underpin the Government’s commitment to work with provinces and territories to meet climate change objectives. It will complement the support provided to individuals and businesses through the Clean Fund. The Partnership Fund will deliver targeted support for large strategic projects that are jointly agreed priorities for the Government of Canada and provinces and territories.

     This fund will subsume and expand the Opportunities Envelope established in Budget 2003. Its funding will be at least $50 million per year for the next five years, with the amounts to be augmented as projects are identified and developed. Given the scale of the potential emission reductions, and the likely timing of the projects, the size of the fund could grow to $2 billion to $3 billion over the next decade.

     Projects could include a carbon dioxide capture and storage pipeline, clean coal, cellulosic ethanol plants and the construction of Canada’s east-west electrical transmission infrastructure to bring hydro power to provinces that rely on fossil fuels. These investments have the potential

THE BUDGET PLAN 2005

to generate transformative change in important economic sectors and lead to significant reductions in greenhouse gas emissions. The general approach to funding these projects would be to purchase a portion of the projected emission reductions to be generated, on a cost-shared basis with industry, provinces and territories, so that these projects could more fully realize their total economic and environmental benefits.

Allocation of Proceeds From the Government’s Sale of its Petro-Canada Shares

In Budget 2004, the Government of Canada committed to selling its shares in Petro-Canada and using $1 billion of the proceeds to support environmental technologies over 2005–2011. Budget 2005 confirms the allocation of these proceeds.

Sustainable Development Technology Canada (SDTC)—$200 million for SDTC allocated in Budget 2004 to develop and demonstrate clean water and soil technologies.

Wind Power Production Incentive—$200 million over the next five years of the $920 million over 15 years provided to quadruple the Wind Power Production Incentive to encourage a total of 4,000 MW of new wind power generation.

Renewable Power Production Incentive—$170 million over the next six years of the $886 million over 15 years provided to establish a Renewable Power Production Incentive to encourage 1,500 MW of renewable power generation from sources other than wind.

Sustainable Energy Science and Technology Strategy—$200 million for the Sustainable Energy Science and Technology Strategy, which will support the development of new technologies that reduce greenhouse gas and other harmful emissions.

Clean Fund—$230 million of the Clean Fund, which will encourage the application and deployment of environmental technologies in Canada.

Total: $1 billion

Regulations and Voluntary Actions

New regulations and voluntary agreements will be introduced to promote greenhouse gas emission reductions in the transportation sector and among Canada’s largest industrial emitters (large final emitters).

MOVING TOWARD A SUSTAINABLE ENVIRONMENT AND SUSTAINABLE COMMUNITIES

Vehicles

Vehicles produce significant amounts of greenhouse gases—about one-quarter of Canada’s annual emissions—and other harmful substances. Two-thirds of vehicular emissions are generated within urban areas and are also major contributors to smog.

     To help reduce greenhouse gas emissions and contribute to cleaner air in urban areas, the Government is negotiating with the auto manufacturing sector to achieve an agreement that would improve the fuel efficiency of vehicles sold in Canada by 25 per cent, or its equivalent in greenhouse gas reductions, by 2010.

Large Final Emitters (LFE)

The LFEs include firms in the production, refining and distribution of oil and gas, electricity generation, and mining and manufacturing, such as cement plants and iron and steel mills. LFEs are expected to produce about half of Canada’s total greenhouse gas emissions by 2010. These enterprises have been active proponents of improved environmental performance, and have made considerable strides in improving the emissions intensity of their production. In the coming months, the Government will set out the details of a mandatory emissions reduction regime and emissions trading system, including the related legal framework, for LFEs to support further improvement in the performance of this sector in addressing the challenge of climate change.

     The LFE system will have four main characteristics. First, it will be market-based. Second, emission targets for the industry will be based on best-available technology standards for new facilities. Third, companies will be able to buy and sell emission reductions, both domestically and internationally. This trading system will include the establishment of a new research and development Technology Investment Fund, which will provide an alternative way for firms to achieve a portion of their target and support the development and deployment of innovative technologies that reduce greenhouse gas emissions. Fourth, the approach will consider how best to ensure equivalency agreements that will allow provinces and territories to be able to oversee the system in their jurisdiction.

     Going forward, the Government of Canada will continue to work with all partners, including provincial and territorial governments, to explore ways to promote voluntary action, standards and regulations which could help address our climate change and environmental challenges. For example, it will work with the provinces and territories, industry and other interested stakeholders on ways to expand the production and use of renewable transportation fuels, such as the potential for national average fuel content requirements for ethanol and biodiesel.

THE BUDGET PLAN 2005

Protecting Canada’s Natural Environment

Canadians take great pride in the beauty and quality of their natural environment. They also recognize the importance of continuing to make investments to protect Canada’s environment to ensure that Canadians can pass along to future generations their extraordinarily rich inheritance of land, waters and biodiversity. Budget 2005 invests $860 million in additional funds to further improve Canada’s stewardship of the environment and contribute to the sustainable development of the economy.

Clean Air

The Government of Canada has taken significant action to improve air quality in order to support the health and quality of life of Canadians. In particular, $120 million over five years was invested in 2000 for initiatives to reduce smog under the Ozone Annex of the Canada–United States Air Quality Agreement, including measures to reduce emissions from vehicles and electricity generation, as well as to improve the monitoring and reporting of emissions. In addition, Budget 2003 invested $40 million over two years to promote best practices and develop regulations to address air pollution in a number of sectors, and to work with the United States to further improve transboundary air quality, including pilot projects in key airsheds. A further $50 million over the next two years will be invested to support this initiative. These investments build upon the ongoing efforts of Environment Canada and other federal departments to improve air quality.

     The major new investments made in Budget 2005 to address climate change will also be instrumental in achieving Canada’s clean air goals, as emissions of air pollutants and greenhouse gases often stem from the same sources. The Government of Canada will continue to look at ways to improve air quality as one of its environmental priorities.

Invasive Species

Invasive alien species are plants or animals, such as the Asian longhorn beetle, the sea lamprey or the gypsy moth, that are introduced by human action outside their natural habitats, causing harm to our local ecosystems. Alien species cause billions of dollars in damage to the economy, for example through their impact on fish stocks, agricultural yields and forestry outputs. It is more effective and less costly to prevent the entry of invasive alien species than to address their impacts once they are established in Canada.

MOVING TOWARD A SUSTAINABLE ENVIRONMENT AND SUSTAINABLE COMMUNITIES

     To promote effective management of this issue, Budget 2005 will provide $85 million over five years for an Invasive Alien Species Strategy that will focus on enhanced preventative measures. This strategy will be carried out in partnership with the provinces and territories. Strategic investments will be made to increase inspections at our borders, enhance supporting scientific activities, strengthen national surveillance efforts, and raise awareness about harmful practices. Addressing the threat of invasive alien species will also support other environmental initiatives, such as Canada’s ongoing efforts to protect species at risk and to improve the ecological health of our national parks.

     New funding for the Invasive Alien Species Strategy includes an incremental $2 million per year over the next five years for the Sea Lamprey Control Program, which is jointly administered by Canada and the United States to control the presence of sea lampreys in the Great Lakes. This funding will enable Canada to increase its annual contribution to the program to improve its delivery and thus ensure better protection of our Great Lakes.

     Canada also has domestic species, such as the mountain pine beetle, which can damage Canada’s natural resources and ecosystems. In 2002, the Government announced the Mountain Pine Beetle Initiative, which provided $40 million over six years for improving research on mountain pine beetle outbreaks, and the rehabilitation of federal and private forest lands impacted by the beetle infestation.

Great Lakes Action Plan

A quarter of Canadians rely on the wealth of nature provided by the Great Lakes ecosystem. The Government will expand its ongoing efforts to improve the environmental health of the Great Lakes Basin. Budget 2005 provides a further $40 million over the next five years to bring forward the next phase of the Great Lakes Action Plan. Building on achievements made since 1989, this initiative will continue the environmental restoration of key aquatic areas of concern identified under the Great Lakes Water Quality Agreement between Canada and the United States, thereby restoring the ecological and economic development potential of these areas.

THE BUDGET PLAN 2005

Oceans Action Plan

Canada’s oceans currently contribute more than $22 billion annually to the national economy through oceans-related industries. However, Canada’s oceans are facing a number of challenges such as the loss of marine habitat, declining biodiversity and the deterioration of fish stocks—including redfish and American plaice stocks exploited in the Northwest Atlantic.

     Budget 2005 provides $28 million over two years to implement Phase I of the Oceans Action Plan, which will focus on improving oceans management and preserving the health of Canada’s oceans. These initiatives constitute an important step toward meeting the commitments made under the 1997 Oceans Act and improving the management of ocean ecosystems on a sustainable basis.

     On the Atlantic Coast, foreign overfishing in the Northwest Atlantic Fisheries Organization’s (NAFO) regulatory area is a pressing issue. In May 2004, the Government of Canada announced that it would be stepping up its efforts in enforcing the provisions of NAFO—including an increased at-sea presence by Canada leading to more inspections of foreign vessels. These efforts have been successful in reducing the instances of overfishing and improving compliance. However, the Government’s presence in this area must be maintained in order to ensure an appropriate level of compliance. Budget 2005 commits $15 million per year on an ongoing basis to continue actions in the NAFO regulatory area.

Coast Guard Support for the Oceans Action Plan

In order to fulfill its commitments toward the Oceans Action Plan—including at-sea fisheries research and enforcement activities—and, more generally, to maintain its level of core services to Canadians, the Canadian Coast Guard requires a fleet of vessels in good condition. Recognizing this need, in Budget 2003 the Government allocated $47.3 million annually over five years for major repairs to the fleet, shore-based infrastructure and capital replacement purchases for that infrastructure. Building on this investment, Budget 2005 allocates $276 million over the next five years for the procurement, operation and maintenance of a total of six new large vessels, including two offshore fishery research vessels and four midshore patrol vessels to support the conservation and protection of fisheries. The investment will have a budgetary impact of $27 million over the next five years, reflecting the amortization expense associated with the vessels.

MOVING TOWARD A SUSTAINABLE ENVIRONMENT AND SUSTAINABLE COMMUNITIES

A Seafood Industry That Meets International Standards

Canada’s $5-billion seafood industry needs to maintain its reputation as a provider of high-quality seafood. In order to maintain the seafood industry’s access to important export markets and to ensure the continued growth of the industry, Canada will need to continue to meet international standards for aquatic animal disease control as they evolve. To meet these standards, the Department of Fisheries and Oceans and the Canadian Food Inspection Agency will work jointly to establish a National Aquatic Animal Health Program. Budget 2005 provides $59 million over five years for this program to protect Canadian aquatic resources from the introduction of exotic animal diseases and to maintain the seafood industry’s competitiveness in international markets.

Atlantic Salmon Endowment Fund

In 2001, the Government provided funding to establish the Pacific Salmon Endowment Fund in order to improve the sustainability of salmon stocks in British Columbia. Revenues generated by the fund are invested in projects related to the conservation and enhancement of Pacific salmon stocks.

     In order to support similar conservation and habitat enhancement programs on the Atlantic coast, this budget identifies $30 million as a one-time investment to establish an Atlantic Salmon Endowment Fund. The Minister of Fisheries and Oceans will announce details of this new initiative shortly.

Canadian Environmental Protection Act

The Government of Canada is committed to protecting human life, health and the environment from risks associated with toxic substances. Budget 2005 provides $90 million over five years to Health Canada to accelerate actions under the Canadian Environmental Protection Act to conduct health risk assessments and research the effects of potentially harmful substances. These measures will reduce the exposure of Canadians to potentially harmful toxins, thereby supporting a reduction in the incidence of cancer and developmental diseases. As well, by demonstrating compliance with high standards of health and environmental protection, the timely assessment and control of substances covered under the Canadian Environmental Protection Act will enable Canadian industry to maintain consumer confidence, facilitate introduction of innovative products into the marketplace and maintain Canadian competitiveness in international markets.

THE BUDGET PLAN 2005

Ecological Integrity of National Parks

Canada’s national parks are a symbol of identity and are sacred places where Canadians connect with nature. While often viewed as pristine, Canada’s national parks have been under pressure from stresses originating both inside and outside their boundaries. In Budget 2003, the Government of Canada invested $75 million over five years and $25 million ongoing to help relieve these pressures and restore the ecological health of the parks. Budget 2005 builds on these investments by providing an additional $60 million over five years to enhance and expand existing ecological integrity measures.

Capital Assets in National Parks

In order to continue to ensure Canadians are able to experience their national parks in a sustainable fashion, the Government of Canada will also address pressures facing the parks’ physical infrastructure. Budget 2005 invests $209 million over five years for the maintenance and acquisition of capital assets in national parks that mitigate the environmental impacts of daily park operations. This investment will ensure that generations to come will also be able to enjoy the benefits of Canada’s natural heritage. The investment will have a budgetary impact of $39 million over the next five years, reflecting the amortization expense associated with recapitalization of Parks Canada’s assets.

Brownfields

Brownfields are a legacy of the poor environmental practices of the past. They are abandoned or idle properties where environmental contamination is known or suspected, and where there is an active economic potential for redevelopment. Brownfields are among the most visible types of contaminated sites, since they are often found in urban areas close to where many Canadians live and work. They include abandoned gas stations, old waterfronts and former industrial properties.

     In Budget 2004, the Government of Canada committed to putting its own house in order by providing $3.5 billion over 10 years to accelerate the ongoing cleanup of contaminated sites for which federal departments are responsible, including some urban brownfields. As well, up to $500 million was committed to support the remediation of sites for which the Government of Canada is only partly responsible, such as the tar ponds in Sydney, Nova Scotia.

MOVING TOWARD A SUSTAINABLE ENVIRONMENT AND SUSTAINABLE COMMUNITIES

     As mentioned in the section “Public Infrastructure Investments,” $150 million of new funding going to the Green Municipal Funds is to provide loans to assist communities with the cleanup and redevelopment of brownfields. This investment will enable communities to meet their sustainable development objectives by stimulating economic, social and environmental benefits, and will support the overall revitalization of local neighbourhoods.

THE BUDGET PLAN 2005

Table 5.1
Building a Green Economy

	2004-05	2005-06	2006-07	2007-08	2008-09	2009-10	Total

	(millions of dollars)
Existing climate change programming		402	370	423	401	401	1,997

Quadruple Wind Power Production Incentive		6	22	37	57	78	200

Renewable Power Production Incentive			4	14	30	49	97

Green Municipal Funds	300						300

Clean Fund		10	50	300	300	340	1,000

Sustainable Energy Science and Technology Strategy			35	45	60	60	200

Partnership Fund		50	50	50	50	50	250

Tax incentive for efficient and renewable energy generation
CCA rate increase	—	20	40	55	65	70	250

District energy systems	—	—	5	5	10	10	30

Biogas production systems	—	—		5	5	5	15

Invasive species		11	17	19	19	19	85

Great Lakes Action Plan		8	8	8	8	8	40

Oceans Action Plan		14	14				28

National Aquatic Animal Health Program		14	14	10	10	10	59

Enforcement to prevent foreign overfishing		15	15	15	15	15	75

Atlantic Salmon Endowment Fund		30					30

Canadian Coast Guard fleet renewal (conservation and protection of fisheries)				2	8	17	27

Ecological integrity of national parks		5	10	15	15	15	60

Capital assets in national parks		1	3	7	11	17	39

Accrual total	300	586	657	1,010	1,065	1,165	4,783

Cash adjustment		12	53	86	103	174	428

Cash total	300	598	710	1,096	1,168	1,339	5,211

Note: Numbers may not add due to rounding.

MOVING TOWARD A SUSTAINABLE ENVIRONMENT AND SUSTAINABLE COMMUNITIES

Sustainable Communities:
Working Together to Deliver a New Deal

Introduction

The New Deal for Cities and Communities is based on a set of principles designed to:

■   Provide municipalities, both large and small, with a long-term, reliable and predictable source of funding.

■   Ensure equity between regions and between large and small communities.

■   Respect jurisdiction by harnessing the roles and responsibilities of each order of government to pursue shared national priorities and objectives in cities and communities across Canada.

■   Build intergovernmental partnerships to give effect to these priorities.

■   Set shared objectives and report regularly to Canadians on common outcomes.

     The New Deal is not just about financial support from the Government of Canada. It is about developing meaningful partnerships with all other levels of government as well as other sectors of society, including the private sector and non-profit and community-based organizations, to develop long-term strategies for improving Canada’s cities and communities.

The New Deal for Cities and Communities

The New Deal: First Steps in Budget 2004

The Government of Canada took the first steps to deliver elements of the New Deal in Budget 2004 with a full rebate of the goods and services tax (GST) and the federal portion of the harmonized sales tax for municipalities. Increasing the rebate to 100 per cent from the previous 57.1 per cent will deliver more than $7 billion to municipalities over 10 years to help fund critical infrastructure priorities such as roads, transit and clean water.

     The full GST rebate represents a significant source of growing, reliable and long-term funding to municipalities of all sizes across Canada. This measure benefits not only cities, large and small, but also regional and municipal organizations, such as transit commissions and public libraries and some non-profit social housing corporations or cooperatives.

THE BUDGET PLAN 2005

     In Budget 2004, the Government also announced accelerated funding under the Municipal Rural Infrastructure Fund. Specifically, the $1 billion provided in Budget 2003 will be spent over five years instead of the original 10, in effect doubling the amount of funding available to municipalities over the five-year term. This program helps finance smaller-scale municipal infrastructure projects, primarily in smaller communities and rural areas.

     The Municipal Rural Infrastructure Fund is only the latest in a series of infrastructure programs that the Government has funded. Since the mid-1990s, the Government has invested $12 billion in infrastructure programs, which will lead to a total investment in infrastructure by all partners exceeding $30 billion. Key programs include the Infrastructure Canada Program, the Strategic Highway Infrastructure Program, the Canada Strategic Infrastructure Fund, the Municipal Rural Infrastructure Fund and the Border Infrastructure Fund. As a result of these initiatives, crucial investments in infrastructure are being made.

Key Federal Infrastructure Programs

Announced in Budget 2000, the $2.05-billion Infrastructure Canada Program has been making important investments in municipal infrastructure, particularly green projects such as water treatment and distribution.

The $600-million Strategic Highway Infrastructure Program, also a Budget 2000 initiative, has been funding improvements to the National Highway System and border crossings, and encouraging the deployment of intelligent transportation systems.

Funded in Budget 2001 and Budget 2003, the $4-billion Canada Strategic Infrastructure Fund targets large-scale infrastructure projects such as highway improvements, urban transit expansions and water and sewage treatment enhancements. Many of these projects are located in or near large urban centres, and contribute to a healthier, greener Canada.

The $600-million Border Infrastructure Fund, a Budget 2001 initiative, funds infrastructure improvements (e.g. better access roads) aimed at increasing the capacity at or near border crossings with the United States, thereby contributing to the Smart Border Accord and to Canada’s economy.

Funded in Budget 2003 and accelerated in Budget 2004, the $1-billion Municipal Rural Infrastructure Fund is geared towards helping municipal infrastructure projects, particularly in small and rural communities. There is a target of 60 per cent green infrastructure.

MOVING TOWARD A SUSTAINABLE ENVIRONMENT AND SUSTAINABLE COMMUNITIES

Examples of Projects Benefiting From Federal Infrastructure Funding

Halifax Harbour Solutions Project: The Government of Canada is contributing $60 million towards the Halifax Harbour Solutions Project, which will allow for the collection of raw sewage from the numerous outfalls in Halifax Harbour and its treatment in the three new sewage treatment plants in Halifax, Dartmouth and Herring Cove. The federal contribution is coming from the Canada Strategic Infrastructure Fund.

Autoroute 30: Also through the Canada Strategic Infrastructure Fund, the Government of Canada is contributing towards the completion of Highway 30. The Province of Quebec and the private sector will contribute to the project, which, when completed, will provide much-needed congestion relief by allowing drivers the opportunity to bypass the Island of Montréal.

Montréal Metro: Through the Infrastructure Canada Program, the Government of Canada is making a $103-million contribution towards the renovation of the Montréal Metro system. Plans include the complete renovation of the control centre and telecommunications systems, replacement of escalators and ventilation systems, and renovation of part of the operating energy systems and track equipment.

Toronto Transit Commission: The Government of Canada has committed to provide $350 million from the Canada Strategic Infrastructure Fund to help renew the Toronto Transit Commission (TTC). The Province of Ontario and the City of Toronto will each match this contribution. The combined funding will be used to modernize and expand bus, streetcar and subway services through the acquisition of new vehicles and improvements such as dedicated transit rights-of-way and transit priority measures. It will also cover the cost of the TTC’s portion of an integrated ticketing system for Greater Toronto Area transit systems.

National Highway System improvements in Saskatchewan: The Government of Canada is making a financial contribution towards the completion of the twinning of two major highways in Saskatchewan: the Trans-Canada Highway 1 between the Manitoba and Alberta borders, and the Trans-Canada Yellowhead Highway 16 between North Battleford and the Alberta border. This $77-million contribution comes from the Canada Strategic Infrastructure Fund ($65 million) and the Strategic Highway Infrastructure Program ($12 million).

Lower Mainland crossings: Using the Border Infrastructure Fund, the Government of Canada is contributing $90 million towards a package of road investments in the British Columbia Lower Mainland. These projects are expected to significantly improve the flow of traffic leading to and from the region’s Canada–United States border crossings.

Corridors for Canada: The Government of Canada is investing $65 million through the Canada Strategic Infrastructure Fund in the Corridors for Canada project in the Northwest Territories, which consists of transportation infrastructure improvements. This much-needed investment will support resource development in the North in sectors such as oil and gas, and diamond mining.

THE BUDGET PLAN 2005

The New Deal: Delivering on Commitments

Sharing Gas Tax Revenues

Budget 2005 delivers on the Government of Canada’s commitment to share a portion of the revenues from the federal gasoline excise tax to support environmentally sustainable infrastructure. This commitment will mean $5 billion in new money for infrastructure to cities and communities over the next five years.

     Beginning in fiscal year 2005–06, the funding will ramp up over five years, with a total of $5 billion. By 2009–10 the funding flowing to municipalities will amount to $2 billion annually, equivalent to 5 cents per litre, representing a strategic investment in our cities and communities.

     Gas tax funds are neither a simple fiscal transfer to Canada’s municipalities nor a duplication of existing infrastructure programs. Tailored bilateral agreements with each province and territory will ensure the gas tax funds are used strategically and in support of shared national outcomes. Complementary actions by all partners will be required, including annual reporting to Canadians.

     To ensure gas tax revenue allocation results in stable, predictable and equitable funding, the Government will allocate funds to the provinces, territories and First Nations (delivered via Indian and Northern Affairs Canada) on a per capita basis, with a minimum amount of funding assured for the smallest jurisdictions equal to 0.75 per cent of total funding, or $37.5 million over five years. Funding will flow to provinces and territories, and they will make these funds available to cities and communities according to the terms of New Deal agreements being negotiated with each province and territory. Funding will flow to provinces and territories once agreements are signed that will ensure the funds are received by municipalities promptly, and are targeted to sustainanble development.

     Eligible investments will include capital expenditures for environmentally sustainable municipal infrastructure. As the needs of large urban centres are different from those of smaller communities, eligible projects will depend on the size of the community and the region. In each large urban centre, investments will be targeted to one or two of the following priorities: public transit, water and wastewater, community energy systems, and treatment of solid waste. In smaller municipalities, eligible funding will be considered more broadly to provide flexibility to meet priorities. In all municipalities, some funds may also be used for capacity-building initiatives to support sustainability planning.

MOVING TOWARD A SUSTAINABLE ENVIRONMENT AND SUSTAINABLE COMMUNITIES

     In fiscal year 2005–06, funding will be $600 million, the equivalent of 1.5 cents per litre of gas tax revenues. This amount will remain constant at $600 million in 2006–07, and will grow to $800 million in 2007–08, $1 billion in 2008–09, and will reach $2 billion, the equivalent of 5 cents per litre, in 2009–10. This funding, together with the growing and predictable GST rebate, and in addition to the current support through ongoing infrastructure programs, represents a significant and growing federal investment in municipalities.

Table 5.2
Funding Profile for Gas Tax Sharing Over Five Years

	2005–06	2006–07	2007–08	2008–09	2009–10	Total

Funding	$600 million	$600 million	$800 million	$1 billion	$2 billion	$5 billion

Equivalent share of gas tax revenues	1.5 cents	1.5 cents	2 cents	2.5 cents	5 cents

Renewal of Existing Infrastructure Programs

Federal infrastructure programming is a key instrument through which the Government of Canada supports infrastructure investment. Over the next few years, significant funding will flow towards infrastructure projects from the Canada Strategic Infrastructure Fund, Municipal Rural Infrastructure Fund and Border Infrastructure Fund. To ensure gas tax sharing revenue provides additional revenues for municipal governments rather than displacing other funding, the Government of Canada intends to renew and extend into the future these infrastructure programs as they expire. Details on the renewal of these programs will be included in future budgets.

New Partnerships

The New Deal is about more than the gas tax commitment. It is about creating new and lasting intergovernmental partnerships and new ways of doing business. There is no doubt that all governments need to work closely together if real, lasting change is to be achieved in our cities and communities. There is a need for all orders of government to bring together their resources and expertise more effectively, given the central role cities and communities play in the country’s quality of life and standard of living.

THE BUDGET PLAN 2005

     The Government of Canada has promised to provide a stronger voice to municipalities in discussions on national issues most important to them. The Government has already acted by creating a point of contact for municipal leaders through the proposed new Department of Infrastructure and Communities, as well as including municipal leaders in pre-budget consultations, and will continue to seek out opportunities for dialogue.

Table 5.3
The Government of Canada Invests in Communities

	2004–05	2005–06	2006–07	2007–08	2008–09	2009–10	Total

	(millions of dollars)

New Deal for Cities and Communities[1]

Gas tax funds		600	600	800	1,000	2,000	5,000

GST/HST relief for municipalities	580	605	625	650	685	720	3,865

Green Municipal Funds[2]	300						300

Total	880	1,205	1,225	1,450	1,685	2,720	9,165

[1] In addition, the Government is committed to renewing existing infrastructure programs (CSIF, MRIF, BIF) as they expire. Thus, New Deal funding is assured to be in addition to ongoing infrastructure programs.

[2] Note that the $300 million will be accounted for by the Government in 2004–05, but will flow to municipalities via the FCM over time.

Table 5.4
Moving Toward a Sustainable Environment and Sustainable Communities

	2004–05	2005–06	2006–07	2007–08	2008–09	2009–10	Total

	(millions of dollars)

Ensuring a sustainable environment
Addressing climate change	150	468	531	869	898	978	4,044
Environmental tax measures		20	45	65	80	85	295
Protecting our natural environment	150	98	81	76	87	102	443
Total	300	586	657	1,010	1,065	1,165	4,783

Investments in communities:
gas tax		600	600	800	1,000	2,000	5,000

Total	300	1,186	1,257	1,810	2,065	3,165	9,783

Note: Numbers may not add due to rounding.

6

Meeting Our
Global Responsibilities

THE BUDGET PLAN 2005

Highlights

Budget 2005 includes new initiatives to ensure that Canada continues to meet its global responsibilities:

International Assistance

■	An increase of $3.4 billion over the next five years for international assistance with the goal of doubling assistance by 2010–11 from its 2001–02 level.

■	Double aid to Africa by 2008–09 from its 2003–04 level.

■	$172 million for a new Canadian debt relief initiative for the world’s poorest countries plus an additional $34 million contribution to the Heavily Indebted Poor Countries (HIPC) debt relief initiative.

■	$425 million to support the immediate humanitarian response to the tsunami disaster and long-term reconstruction, including approximately $200 million to match donations made by individual Canadians.

■	$342 million in additional funding to combat diseases in developing countries. This includes funds for The Global Fund to Fight AIDS, Tuberculosis and Malaria, the Global Alliance for Vaccines and Immunization (GAVI), and the Global Polio Eradication Initiative, with the goal of eradicating polio worldwide in 2005.

■	A new approach for international assistance funding designed to better deal with diverse international commitments and unforeseen events, while providing greater stability to core spending.

Foreign Policy

■	$500 million over five years to fund global peace and security initiatives, from the $3.4-billion increase in international assistance, to promote international security.

MEETING OUR GLOBAL RESPONSIBILITIES

■	$42 million over five years for increasing the diplomatic staff of Canada’s diplomatic missions abroad to strengthen our capacity to pursue a more engaged foreign policy and to represent Canada’s interests more effectively.

■	$59 million to address the most pressing security needs at Canadian diplomatic missions abroad.

Defence and Security

■	Over $12 billion in new money for defence ($7 billion in budgetary funding) over five years—the largest increase in a five-year period in the last 20 years.

■	Delivers on the Government’s commitment to expand the Canadian Forces (the Forces) by 5,000 troops and the reserves by 3,000.

■	Important investments in the operational sustainability of the Forces.

■	More than $2.5 billion for new medium capacity helicopters, utility aircraft, military trucks and specialized facilities.

■	$3.8 billion for capital and other projects to support new roles for the military identified in the upcoming defence policy review.

■	$1.0 billion over five years in support of key national security initiatives.

Trade and Investment

■	A renewed commitment to enhance our presence in fast-growing emerging markets, while strengthening our access to North American markets.

■	New support for enhanced science and technology cooperation with other countries.

THE BUDGET PLAN 2005

Introduction

As a nation composed of people from every part of the globe, Canadians have a keen sense of the world beyond their borders. A strong sense of responsibility to support less fortunate areas of the world was most recently demonstrated by Canadians’ unprecedented outpouring of generosity towards the victims of the tsunami disaster in South Asia.

     Canadians want their country to play an active role in global affairs and take great pride in Canada’s international influence. This reputation was not a birthright. It has been earned over many years of active and constructive foreign policy engagement. Budget 2005 provides resources to strengthen Canada’s capacity to promote our international interests and meet our global responsibilities.

     This budget makes substantial progress in delivering on Canada’s 2002 pledge at Monterrey to double international assistance by 2010–11. In addition, Canada will strengthen its partnership with Africa through debt relief, aid to foster private sector development, and key investments to address the serious health issues afflicting that continent. Budget 2005 also introduces a new approach to international assistance that will better ensure money goes where it is most effective and will do the most good.

     In an increasingly interdependent world, Canada is called upon more than ever to respond to conflict situations, natural disasters, and other international crises. Budget 2005 provides $7 billion in budgetary funding to support a $12.8-billion investment in Canada’s military as it undertakes new contributions to national and global security. In response to emerging security threats, the Government continues to direct significant new funding to ensure the safety and prosperity of Canadians. Finally, Budget 2005 builds on Canada’s tradition as a trading nation by embracing new trade and investment opportunities in fast-growing emerging markets while strengthening Canada’s relationship with traditional partners.

MEETING OUR GLOBAL RESPONSIBILITIES

Setting a New Course for Canada’s International Policy

In a complex and ever-changing world, Canada’s international policy must adapt to ensure that Canada plays an influential role in international affairs, Canadians’ security is safeguarded, and its competitive advantage as a trading nation is enhanced. As indicated in the Speech from the Throne, Canada will strengthen and better coordinate its international policy. Over the past year, the Government has engaged in an international policy review—the first in over 10 years.

The International Policy Statement, which will be issued shortly by the Government, will focus on three priorities for Canada’s international policy:

■    Security: protecting Canadians in a world challenged by increasingly complex threats.

■   Prosperity: ensuring our competitiveness in North America and taking advantage of new opportunities abroad.

■   Global citizenship: reflecting Canadians’ desire to make a difference in the world.

Budget 2005 begins the process of transforming this international policy review into actions that will more effectively reflect Canadian values across the globe. Subsequent budgets will continue to build upon this foundation.

Responding to the South Asia Tsunami

When the tsunami struck South Asia on December 26, 2004, lives and livelihoods were lost. Canadians were deeply affected by this tragedy, and responded generously with personal donations of approximately $200 million to help the victims begin to rebuild their shattered lives. Immigrant communities in Canada were also galvanized into action, and the money remitted to relatives and friends in the region has played an important role in early efforts to build new homes, schools and businesses.

     The Government of Canada recognizes that these recovery efforts will require both immediate and long-term commitments of resources and has responded with a disaster relief and rehabilitation assistance package totalling $425 million. The assistance package consists of:

■    $265 million for humanitarian and rehabilitation assistance to the region, including:

-	Government matching of contributions made to eligible organizations by Canadian individuals and groups up to January 11, 2005.

-	Accelerated tax assistance for charitable donations to these organizations, by allowing donations—made up to January 11, 2005— to be claimed on 2004 tax returns.

THE BUDGET PLAN 2005

-	Deployment of the National Defence Disaster Assistance Response Team (DART) to Ampara, Sri Lanka.

-	An offer of a debt moratorium on the approximately $1 billion owed to Canada by tsunami-affected countries.

■   An additional amount of up to $160 million from the International

Assistance Envelope for ongoing rehabilitation assistance to the affected region.

Matching Contributions for Tsunami Relief

■  The federal government committed to match donations by individuals to eligible charitable organizations, from December 26, 2004 to January 11, 2005 inclusively.

■   Eligible organizations are required to submit proposals, and independently audited statements on the funds they raised, to the Canadian International Development Agency (CIDA). These audited statements will be used to determine the amount of donations the Government will match.

■  Proposals for immediate assistance and reconstruction projects will be reviewed by CIDA, and agreements signed with each organization.

■   Regular monitoring and due diligence procedures will be applied in each case, to ensure the effective delivery of assistance.

■  The matched funds will be disbursed over time, according to performance milestones.

Helping the Poorest of the World

Some tragedies, such as the tsunami in South Asia, are immediate and unpredictable. Others have long been apparent, and require ongoing commitment to overcome. Canada supports the United Nations (UN) Millennium Development Goals, which represent an ambitious agenda for halving global poverty by 2015.

     To reach this objective, the Government re-affirms its 2002 Monterrey pledge to double international assistance by 2010–11. Budget 2005 provides an extra $3.4 billion in international assistance over the next five years, allocated as follows:

■   $100 million in 2005–06 (in addition to the $248 million for international assistance in 2005–06 provided in Budget 2004).

■   $368 million in 2006–07.

■   $657 million in 2007–08.

■   $970 million in 2008–09.

■   $1.3 billion in 2009–10.

MEETING OUR GLOBAL RESPONSIBILITIES

     Canada will also help poor countries keep the resources they need to improve the lives of their citizens. A key component of the Government’s international assistance effort is to provide debt relief to the poorest countries so that their resources can be freed up for needed social investment to improve the lives of their citizens. The existing Heavily Indebted Poor Countries (HIPC) Initiative—the backbone of the international debt strategy that Canada played a key role in creating—continues to provide significant benefits to poor, mostly African countries. Budget 2005 allocates an additional $34 million to support the HIPC Initiative.

     Despite the success of the HIPC Initiative in providing much-needed debt relief, it is now clear that greater efforts are needed. In many poor countries, the costs of servicing debts, particularly those owed to the international financial institutions, continue to crowd out needed resources for social priorities, such as the need to combat the ongoing AIDS crisis in Africa. Budget 2005, therefore, continues a long-standing tradition of Canadian leadership on international debt relief by dedicating resources from planned increases to the International Assistance Envelope to Canada’s “Beyond HIPC” debt relief proposal.

THE BUDGET PLAN 2005

     Canada’s initiative, launched on February 2, 2005, advocates 100 per cent multilateral debt-service relief for poor countries through to 2015, affecting payments owed to the International Development Association of the World Bank and to the African Development Fund of the African Development Bank. Budget 2005 allocates approximately $172 million from the International Assistance Envelope over the next five years to pay for Canada’s traditional share of eligible countries’ debt service costs to these institutions. Eligible countries are those that have completed the HIPC process as well as other poor countries that have sufficiently strong public expenditure management systems to use these savings appropriately for development. Countries must also have an acceptable human rights record.

Recent Canadian Action on Debt Relief

African Debt Relief

■   In the past year, Canada announced the elimination of all debts owed to Canada by Ethiopia ($0.4 million), Ghana ($3.2 million), Madagascar ($21 million) and Senegal ($4 million) under the Canadian Debt Initiative (CDI). Since 2001, Canada has forgiven over $600 million owed by Heavily Indebted Poor Countries (HIPCs) and will forgive another $600 million by the time the CDI is complete.

Asian Tsunami Debt Moratorium

■   On December 30, 2004, in the aftermath of the Asian tsunami, Canada was the first country to announce an immediate moratorium on debt payments owed by those countries affected by the disaster. Since then, Group of Seven (G-7) members have agreed to defer debt payments up to the end of 2005, and to promote this in the Paris Club. If all eligible countries participate, up to $110 million in debt payments owing to Canada could be deferred in 2005.

Iraq

■   On November 21, 2004 Canada agreed to forgive 80 per cent of outstanding debts owed to Canada by Iraq in conjunction with other Paris Club creditors. These efforts will see Canada forgive a total of $570 million over the next three years, allowing Iraq much-needed resources to meet its reconstruction and development needs.

     In addition, Canada is prepared to finance further relief for debts owed by these countries to the International Monetary Fund (IMF) once multilateral agreement is reached. Canada has called on other donors to come together to provide further IMF debt relief and to identify the best ways to finance this effort.

MEETING OUR GLOBAL RESPONSIBILITIES

Canada’s Commitment to Africa

Africa continues to face critical challenges, especially in the areas of health and economic development. Canada will strengthen its support for Africa in its struggle to overcome the burden of poverty. Budget 2005 commits to doubling 2003–04 aid to Africa over the next five years. Over the coming months, Canada will contribute to solutions for Africa through the Minister of Finance’s role in the Commission for Africa, established by British Prime Minister, Tony Blair.

     Many Africans suffer from treatable diseases because of chronic shortages of medical funding. Budget 2005 strengthens Canada’s leadership in combating global health issues by announcing $300 million in additional funding for The Global Fund to Fight AIDS, Tuberculosis and Malaria ($140 million), and the Global Alliance for Vaccines and Immunization (GAVI) ($160 million). These initiatives address the world’s most serious communicable diseases—diseases that affect children most of all—and do so through innovative and effective public-private partnerships.

THE BUDGET PLAN 2005

     On January 17, the Government announced $42 million in funding to support the Global Polio Eradication Initiative (GPEI). Eighty-six per cent of the world’s polio cases are in Africa, and Canada’s timely funding put the eradication initiative back on track toward its goal of eliminating polio, worldwide, by the end of this year. In response to the Canadian announcement, Dr. Bruce Aylward, program director of the World Health Organization (WHO) polio eradication program, said: “The prospects [for eradicating polio] in Africa are much more positive given this contribution from Canada.” On January 27, the United Nations Foundation presented an award to Canada in recognition of its long-established role in the fight against polio and Canadian donations that are among the highest from contributing countries.

Additional Funds for Peace and Security

Development cannot occur where there is conflict and threats to security. An additional $100 million annually over five years will be allocated to peace and security initiatives. In keeping with the International Policy Statement, the additional funds will support the renewal of the Human Security Program and provide security assistance to failed and failing states, as well as resources for post-conflict stabilization and recovery. An important example is the $20 million in assistance being provided to the African Union mission in Darfur. Other activities supported by this funding could include: the deployment of civilian specialists—including legal, judicial, forensic and human rights experts; the deployment of police officers; the operations of reconnaissance missions; and assistance in elections.

     Canada Corps, announced in Budget 2004, is one vehicle for these activities. Canada Corps will engage Canadians in helping to improve governance in fragile or failed states—a vital component in improving stability and reducing poverty. Canadians can make a difference as was recently demonstrated by Canada Corps in election monitoring in the Ukraine.

MEETING OUR GLOBAL RESPONSIBILITIES

Nurturing a Prosperous Private Sector in Developing Countries

Achieving the Millennium Development Goals requires mobilizing the private sector—and the contributions it can make to economic growth, job creation and incomes of the poor. Entrepreneurs are emerging throughout the developing world, but many of them are locked into informal micro and small enterprises. They must cope with weak policy and regulatory environments, poor governance, and inadequate infrastructure.

     More must be done to help developing countries to build their private sectors and compete globally. Prime Minister Paul Martin and former Mexican President Ernesto Zedillo recognized this, and called on the global community to act in their UN report, “Unleashing Entrepreneurship.”

     Canada will do more to enable developing countries, particularly African countries, to build their private sectors, make markets work for the poor, and to compete globally. The Government will also encourage additional incentives for Canadian firms to do business in Africa in a way that better considers each community’s social and economic development issues. The Martin-Zedillo report provides a solid foundation upon which to build support and determine the approaches that will best help African entrepreneurs. An important example is the Canada Investment Fund for Africa (CIFA), which aims to channel at least $200 million in private investment into Africa. An initial $100 million allocation was set aside for this initiative, designed to provide risk capital for investment in Africa.

“The absence of a vibrant, domestic private sector in developing countries is a crucial part of the problem of the growing gap between the rich and the poor. ...Conditions [must be created] to encourage and support private sector development...All of us have a role to play—whether as government leaders, business leaders and CEOs, representatives of international organizations, donor agencies or civil society.”

Remarks by Prime Minister Paul Martin for a luncheon address at the United Nations on Private Sector Development, March 1, 2004.

THE BUDGET PLAN 2005

The Forum of Federations

In 1999, the Government established the Forum of Federations to bring together countries with federal systems to exchange ideas and help developing countries design and implement federal models. The Forum has established a strong reputation, has provided valuable advice to numerous countries and has contributed to conflict resolution. Budget 2005 will provide an endowment of $20 million to support the Forum’s operations and activities over the next six years.

     The Forum of Federations

     The Forum of Federations is an international organization created and headquartered in Canada. Since its inception in 1999, it has:

     ▪   Brought together scholars, researchers and practitioners to foster dialogue on comparative federalism.

     ▪   Provided advice and support for structural reforms in Brazil, Mexico, India and Nigeria.

     ▪   Contributed to post-conflict nation building in Sri Lanka, the Philippines and Sudan.

     ▪   Promoted the unique benefits of federal systems.

MEETING OUR GLOBAL RESPONSIBILITIES

Better Management of Canada’s International Assistance

In addition to boosting international assistance and Canada’s investments in global health, this budget establishes a new framework to better manage Canada’s international assistance. This new framework restructures the International Assistance Envelope into five distinct pools, devoted to development, international financial institutions, peace and security, crises, and development research. The bulk of resources will be dedicated to a development pool.

     This management framework is designed to provide a coordinated and flexible approach to Canada’s international assistance and introduces a transparent process for the allocation of new resources. By recognizing that effective international assistance involves long-term relationships with development partners, this management framework also provides for greater predictability in budgeting and stability in programming while enabling Canada to respond to unforeseen crisis events such as the South Asian tsunami.

THE BUDGET PLAN 2005

Strengthening National Defence to
Meet New Commitments

In recent years, Canada’s military has provided much-needed security and humanitarian assistance in a number of difficult situations, including:

▪   Leading Canada’s military efforts in the war on terrorism as well as in re-establishing peace and security in Afghanistan and Haiti.

▪   Providing vital engineering, medical and basic life support and relief to tsunami victims in Sri Lanka.

▪   Assisting Canadians in emergencies and natural disasters, such as Hurricane Juan’s impact on the East Coast and forest fires in British Columbia.

Canadian Forces Contributions to International Security

International missions have placed considerable demands on the Forces’ resources and personnel in the last three years. Operation Apollo, Canada’s contribution to the international coalition against terrorism, ran from October 2001 to October 2003 and involved significant contributions from all service branches. Fifteen Canadian naval vessels were deployed to the Arabian Sea over the course of Operation Apollo. At its peak, the Canadian Naval Task Group consisted of six warships and 1,500 Navy personnel. Canadian ground forces took part in security, combat and reconnaissance operations in Afghanistan—in particular during the six-month deployment of Canada’s Princess Patricia’s Canadian Light Infantry. Throughout the mission, Canada’s air force provided strategic airlift, long-range patrol and reconnaissance, and tactical air support to coalition forces.

     Operation Apollo overlapped with Operation Athena, Canada’s current NATO-led International Security Assistance Force (ISAF) mission in Kabul. Athena commenced in August 2003, with the deployment of 900 Canadian Forces members. Operation Athena has been one of the most expensive international missions ever undertaken by Canada’s military, with incremental costs approaching $900 million. These operations were funded in previous budgets, including Budget 2004, when the Government provided the Department of National Defence an additional $250 million for missions in Afghanistan. Budget 2004 also provided $50 million to support Canada’s short-term mission to Haiti, called Operation Halo. That mission involved roughly 500 Canadian Forces personnel and six Griffon helicopters, deployed to Haiti to assist the UN-sanctioned multinational force tasked with bringing stability to that country.

METING OUR GLOBAL RESPONSIBILITIES

     As demonstrated by its recent experiences, Canada’s military has a proud tradition and history of responding to international and domestic crises. By answering this call, it has ensured safety, stability and security in times of international political unrest or unpredictable natural disasters. In such situations the Forces reinforce Canadian values with action wherever it is needed in the world. However, the recent chapters in this proud history have involved the Forces in activities that were not envisaged when Canada’s current defence policy was reviewed in 1994. As the world changes, the role of the military continues to change with it. Canada’s defence policy is adapting to fulfill its evolving responsibilities.

Recent support for the Canadian Forces

Funding provided in the last several budgets is helping the Forces adapt to these challenges. Budget 2001 provided funding to augment the capacity of Joint Task Force 2, the military’s elite anti-terrorist unit, as well as additional capital funding to deal with short-term capital issues. Other measures in Budget 2001 enhanced the Forces’ capacity to respond to chemical, biological, radiological or nuclear threats and emergencies.

     Budget 2003 increased the Forces’ annual funding levels by $800 million, a measure that assisted the Forces in dealing with its longer-term sustainability issues. Increased funding allowed the Canadian Forces to move ahead with its multi-year capital program by initiating the acquisition of 28 maritime helicopters, 800 new Mercedes G-wagons (to replace the aging fleet of Iltis vehicles), tactical unmanned aerial vehicles and counter bombardment radars and 66 Mobile Gun Systems. In the last year, the Government began the process of replacing the navy’s replenishment ships, which will improve the Forces’ capacity to sealift personnel and equipment en route to international missions, as well as to support naval task forces at sea.

THE BUDGET PLAN 2005

New Challenges

A number of recent policy initiatives will contribute to defining Canada’s defence policy for the future. One is the new National Security Policy (NSP), released in April 2004. Another is the forthcoming International Policy Statement outlining the key objectives for Canada’s future defence and security policies and recommending how Canada’s defence policy should be adjusted or reformulated.

     Some aspects are already clear: Canada’s military requires more personnel. The expanding demands of international operations in the new millennium have illustrated that vividly.

     Other pressures have also emerged affecting the capacity of the Forces to provide specialized health services to its personnel as they return from these demanding missions, and to deal with the consequences of extended tours of duty away from Canada. Similarly, the process of training and maintaining operational readiness among personnel not engaged in missions has been under stress because of the high tempo of operations. Supplies of spare parts and military equipment have been depleted, and repairs, overhauls and upgrading of equipment have been delayed or missed to support the high operational demands. Similarly, the Forces’ infrastructure has become run-down.

     Capital pressures and gaps have also become apparent. Canada’s military lacks medium capacity helicopters that are capable of moving teams of personnel and their equipment around in-theatre, whether dealing with international crises or domestic emergencies. The Forces are relying on an aging fleet of logistics trucks, and need to replace the utility aircraft that are employed in the Arctic. Finally, Canada’s elite anti-terrorist troops, Joint Task Force Two (JTF2), have expanded to the limit of the capacity of their current facility in Ottawa.

MEETING OUR GLOBAL RESPONSIBILITIES

Budget 2005

In the Speech from the Throne, the Government said it would increase Canada’s regular forces and its reserves—a $3 billion commitment over the next five years. Budget 2005 does that and more. It provides Canada’s military with $7 billion in new budgetary funding over the next five years, which will support $12.8 billion in additional expenditures by the Forces in that period.

     This funding will allow National Defence to address the following issues that were described earlier:

▪   To expand the Canadian Forces by 5,000 troops and the reserves by 3,000, as announced in the Speech from the Throne.

▪   To increase operating budgets for improved training and operational readiness, to enhance military medical care, to address critical supplies and repairs shortages, and to repair infrastructure.

▪   To acquire new medium capacity helicopters, logistics trucks, utility aircraft and specialized facilities for JTF2, potentially more than $2.5 billion worth of capital in total.

THE BUDGET PLAN 2005

     The $12.8-billion increase over five years in defence funding is the largest such increase in the last 20 years. It will cover the full costs of the activities described above, including the additional annual personnel and operating and maintenance costs associated with any capital that is acquired. In the budgetary funding estimates shown in the summary table at the end of this chapter, the actual cost of the capital is spread over its life, and the annual budgetary amounts include only a fraction of the full capital cost. However, DND will have to pay the full costs of the capital in cash in the years that it is acquired. The Government will make that cash available to DND as it is needed.

     The timing and size of DND’s cash requirement will depend on how the military allocates its new funding to its various needs, and in particular on the timing and nature of the specific projects it initiates. Some projects are known—the helicopters, trucks, airplanes and new facilities referred to above; but their timing remains to be determined. Other projects, and their timing, will depend on how DND determines its response to the new priorities that the Government will establish for the Forces following the International Policy Statement and defence policy review. The following table sets out an illustration of how the new budget funding might flow out over time on a cash basis.

Table 6.1
Budget 2005 Defence Funding (cash basis illustration)

	2005–06	2006–07	2007–08	2008–09	2009–10	Total

	(millions of dollars)
Expand the Forces (5,000/3,000)	80	100	500	1,200	1,180	3,060

Operational sustainability of the Forces	420	500	600	800	900	3,220

New medium capacity helicopters, logistics trucks, utility aircraft and JTF2 facility	0	0	338	1,232	1,187	2,757

Post Defence Policy Review investments	0	0	120	1,234	2,437	3,791

Total	500	600	1,558	4,466	5,704	12,828

MEETING OUR GLOBAL RESPONSIBILITIES

Ensuring the Security of Canadians

Since the events of September 11, Canada has taken significant steps to counter terrorist threats and improve the security of Canadians while ensuring the safe movement of people and goods. The past three federal budgets have allocated more than $8.3 billion to this effort, beginning with $7.7 billion provided in Budget 2001 for a range of new security measures. Improvements have been made in air and marine security, intelligence and policing, emergency preparedness and response, and border security and border infrastructure. Budgets 2003 and 2004 together provided an additional $680 million for the security reserve created in Budget 2001. These additional funds have supported a number of measures, such as the Smart Border Action Plan and other projects identified in Canada’s National Security Policy.

National Security Policy

Security threats facing Canadians require a concerted response, which is why the Government introduced a comprehensive and integrated National Security Policy (NSP) in April 2004. The NSP focuses on protecting Canadians both at home and abroad, ensuring Canada is not a base for threats to our allies and contributing to international security. This announcement was accompanied by $690 million in new investments to enhance the Government’s capacity in intelligence gathering and the protection of critical government systems and infrastructure. Other key NSP initiatives include the establishment of an integrated threat assessment centre and a government operations centre, the creation of health emergency response teams, and measures to enhance marine security.

     Budget 2005 builds on the significant progress that the Government has made towards implementing the National Security Policy. This budget provides over $1 billion to support further investments in the areas of emergency planning and response, transportation and border security, and in increasing Canada’s international presence.

     As a complement to these initiatives, the Government is also taking steps to improve national readiness in the event of a pandemic influenza emergency. Building on the Pandemic Influenza Plan announced in February 2004 and the $24 million recently announced to purchase antivirals, a further $34 million, over five years, will be invested in pandemic influenza preparedness (see Chapter 3).

THE BUDGET PLAN 2005

Emergency Management

The Government has bolstered its capacity to manage emergencies through improvements in strategic coordination, critical infrastructure protection and cyber security. With the proposed integration of the Office of Critical Infrastructure Protection and Emergency Preparedness (OCIPEP) into the new Department of Public Safety and Emergency Preparedness Canada (PSEPC), Canada would have a single organization that can respond to both terrorist and other emergencies. The ongoing implementation of Canada’s National Security Policy, as well as the evolving demands on Canada’s security, would have a significant impact on the future direction of PSEPC. With the proposed integration of OCIPEP’s expertise within PSEPC, and as work proceeds with the provinces, territories and other key stakeholders, PSEPC would be in a better position to assess Canadian emergency response and management capacity requirements. In the interim, Budget 2005 provides necessary resources to begin work on initiatives that are key to the effective emergency management of the future.

     Budget 2005 provides $56 million in funding over five years for emergency management initiatives, such as the federal-provincial-territorial forum on emergencies. It also provides resources for the Cross-Cultural Roundtable announced in the National Security Policy and to test the effectiveness of a system of secret communications between disparate players that could be required to inter-operate in emergencies. The budget provides short-term funding to enable auditing of federal department business continuity plans to begin, and more exercises to assess the capacity of Canada’s emergency response system to be undertaken. Budget 2005 also provides Natural Resources Canada with short-term funding to continue work with U.S. officials on the Canada-U.S. action plan for assessing the vulnerability of critical cross-border energy facilities, and to implement the recommendations of the Canada-U.S. Task Force on the 2003 Power Outage. Longer-term funding requirements for these emergency management priorities will be assessed in the coming years. A vital contribution to improving our security will come from the collaboration among researchers in the government, academic and private sectors on science and technology as it relates to critical infrastructure vulnerability and protection against chemical, biological, radiological or nuclear threats. Budget 2005 provides $16 million over five years to develop a capacity to lead this collaboration and align federal, industry and academic science and technology (S&T) activities.

MEETING OUR GLOBAL RESPONSIBILITIES

Financial Crime and Terrorist Financing

Canada’s leadership in the fight against money laundering and terrorist financing sends a strong message to G-7 and other international partners of this country’s continuing determination to combat financial crime and terrorist activities. In this regard, Canada intends to seek the presidency of the Financial Action Task Force (FATF), the key international standard-setting body in this area, and will actively participate in other regional bodies such as the Asia-Pacific Group on Money Laundering and the Caribbean Financial Action Task Force. The Government will ensure adequate and ongoing funding for membership in these international bodies and for necessary evaluations of the effectiveness of our national regime. This is expected to cost about $3 million over the next five years.

     As part of its commitment to protect the strong reputation of Canada’s anti-money laundering and anti-terrorist financing regime, the Government will shortly be releasing a consultation paper proposing legislative and regulatory changes to implement recent revisions to the Financial Action Task Force (FATF) standards. The Government is committed to ensuring that Canada’s anti-money laundering and terrorist financing regime remains world class and that the Financial Transactions Reports Analysis Centre of Canada (FINTRAC) and other government agencies continue to operate effectively and efficiently in this important area.

Money laundering and terrorist financing activities often involve intricate networks of financial transactions. As a result of its ability to trace such networks, FINTRAC made almost 200 disclosures to law enforcement and intelligence agencies of suspected money laundering and terrorist financing activities last year. More than 40 of these were related to suspected terrorist financing activities.

Proceeds of Crime

Through the Integrated Proceeds of Crime (POC) initiative, RCMP investigators and the Department of Justice Canada legal counsel—as well as investigators from several federal departments and agencies—work with municipal, provincial and international partners in integrated teams across the country. These teams help to seize profits and assets from criminal organizations, and are an important tool in the federal government’s efforts to combat organized crime. This budget renews the Integrated Proceeds of Crime initiative on an ongoing basis and provides funding of $117 million over the next five years for this purpose.

THE BUDGET PLAN 2005

Transportation Security

Air Security

Following September 11, the Government acted to improve air security in Canada, providing $2.2 billion in Budget 2001 for an enhanced Canadian air travel security system, the creation of the Canadian Air Transport Security Authority, and the strengthening of Transport Canada’s regulatory, monitoring and inspection capacities. The Public Safety Act (2002) is an additional tool for detecting, assessing and responding to air security threats. Budget 2005 allocates $16 million over the next five years to this measure for the assessment and development of systems to collect information about air travellers for national security purposes.

Air Travellers Security Charge

To fund the Budget 2001 enhanced air travel security initiative, the Government established the Air Travellers Security Charge (ATSC) and pledged to review the charge to ensure that revenue remains in line with costs over a five-year period. Budget 2005 presents the findings of the third review of the charge. Based on updated information for revenue and costs, the following reductions are proposed: for air travel within Canada, to $5 from $6 for one-way travel and to $10 from $12 for round-trip travel; for transborder air travel, to $8.50 from $10; and for other international air travel, to $17 from $20.

     These proposals represent the third consecutive reduction to the level of the charge, at a time when air travel security enhancements have been and continue to be implemented across Canada for the benefit of air travellers. Additional details concerning the review are provided in Annex 7 of the Budget Plan.

Marine Security

The Government of Canada is committed to maintaining a strong economy and excellent trading relationships through a secure marine transportation system. Since 2001, the Government has dedicated $630 million for projects improving marine security in Canada, including measures to protect marine infrastructure, increase the surveillance of maritime traffic, and improve Canada’s capability to respond to emergency situations.

     Building on past investments and the National Security Policy, Budget 2005 provides an additional $222 million over five years to further enhance the security of the country’s marine transportation system. Funds will go towards a series of initiatives, including new mid-shore patrol vessels for the Great Lakes and the St. Lawrence Seaway, additional regulatory inspections, the creation of Emergency Response Teams for the Great Lakes and the St. Lawrence Seaway, and an increased police presence in ports.

MEETING OUR GLOBAL RESPONSIBILITIES

Container Security Initiative

Budget 2005 also provides $88 million over five years for Canada to work with the United States in the Container Security Initiative (CSI), as well as to increase the compatibility of our systems for automated targeting and sharing of information on high-risk cargo destined for North America. The CSI is a U.S. program enabling U.S. customs officers to work with their counterparts in other countries to develop intelligence, share critical information and verify inspections on containers bound for the U.S. Budget 2005 will enable Canada to participate in, and benefit from, the CSI through the deployment of officers to overseas ports.

Security of Embassies and Consulates

The Government remains committed to ensuring the security of Canadians whether at home or abroad. New security threats in the post-9/11 world call for enhanced security measures at Canada’s foreign embassies and consulates. The Government will invest $59 million over the next five years to address the most pressing security needs at missions abroad.

Border Security

Since signing the Canada-U.S. Smart Border Declaration on December 12, 2001, Canada has made considerable progress on improving border security. Building on the success of the Canada-U.S. Smart Border Action Plan, Canada will work with the United States and Mexico to increase the security of critical transportation and communications networks, and will take further steps to secure the Canada-U.S. border without impeding the legitimate flow of people and goods. To continue building a stronger border for the 21st century, Budget 2005 provides an additional $433 million over five years to strengthen the Government’s capacity to deliver secure and efficient border services.

Strengthening the Capacity of the Foreign Service

Canada needs a strong network of highly skilled diplomatic officers in its embassies and consulates to enhance Canada’s competitiveness, contribute to a more equitable, sustainable, and democratic world, and help protect Canadians from current and emerging security threats. The budget provides $42 million over five years to begin deploying more foreign service officers from Canada to embassies and consulates abroad. It also provides $40 million over five years to renew the Public Diplomacy Program, an important instrument to gain greater influence for Canada internationally.

THE BUDGET PLAN 2005

Setting New Trade and Investment Priorities

Canada’s prosperity is built on trade and Canada’s most important market is the United States. With almost $2 billion in goods and services crossing the border daily, Canada and the United States have the world’s most successful commercial relationship. The continued growth of this trade will require further investments in our border infrastructure, including Windsor, in order to ensure the seamless flow of people and commerce. The United States is also Canada’s most important investment partner, with 43 per cent of Canadian direct investment abroad going south and 64 per cent of total foreign direct investment in Canada coming from the United States.

     In order to build on the success of the North American Free Trade Agreement, Canada has entered into new partnerships with the United States and Mexico. The three governments will examine a broad range of security, economic and quality-of-life issues to increase mutual prosperity. For example, the three nations are considering proposals to enhance regulatory cooperation to improve efficiency while protecting the health and safety of their citizens, and to encourage further trade that promotes the use of clean energy technologies.

     Canada’s economic interests extend well beyond North America, however. The nation’s future prosperity will depend on working with its partners to open up markets with strong potential. Recognizing the importance of multilateral trade liberalization—not just for the growth of developed countries such as Canada, but also for the economic potential of developing nations—Canada has played an active and constructive role in the Doha Development round of World Trade Organization trade negotiations. Over the past year Canada has worked hard to advance WTO negotiations on issues ranging from the removal of agricultural subsidies to the elimination of tariff barriers.

     Increased investment, both by foreign investors in Canada and by Canadians in growing world markets, generates jobs and growth and benefits all Canadians in the process. This Government is dedicated to attracting increased investment in Canada, as well as enhancing opportunities for better market access and investment opportunities for Canadians abroad.

MEETING OUR GLOBAL RESPONSIBILITIES

Overseas Markets

As Canadians look for new trade opportunities, their focus is progressively turning to the emerging giants of the global economy: China, India and Brazil. Canada is not waiting for future opportunities to unfold—it is forging strong partnerships today with these countries in such areas as trade, science and technology, and the environment. The new initiatives, announced by the Prime Minister in India and China are recent examples. The dividends of these partnerships for Canadian entrepreneurs are open doors, rising profits, and more durable international business relationships. At the same time, the Government of Canada will also pursue free trade arrangements with countries such as Korea, to expand existing partnerships with valuable markets.

Enhancing Our Relationships With Overseas Markets

India

Canada and India committed to build on the Canada-India partnership to foster science and technology cooperation, and to take additional steps to promote trade and investment, including the conclusion of a Foreign Investment Protection Agreement.

China

Canada and China agreed to enhance their collaboration in areas of mutual interest by way of a Strategic Working Group. This group will initially focus on enhancing our partnership in the areas of multilateral cooperation, natural resources and energy, and trade and investment—including the facilitation of bilateral trade and investment and the negotiation of a Foreign Investment Protection Agreement.

Japan

Canada and Japan launched an innovative Canada-Japan Economic Framework to enhance trade and economic cooperation. The framework will be structured to focus on strategic priorities—including policy dialogue, facilitation and promotion of trade and investment, and regulatory cooperation, with a focus on enhancing both countries’ capacities in innovation and knowledge-based economy.

European Union

The Government is negotiating a Trade and Investment Enhancement Agreement with the European Union to invigorate its economic relationship with traditional European partners.

THE BUDGET PLAN 2005

     Budget 2005 provides $20 million over five years to support new international science and technology (S&T) initiatives such as those contained in the recently signed Joint Declarations with India and China. These S&T initiatives will promote collaborative research between Canadian and foreign scientists and technologists in a variety of areas such as the use of cleaner and more efficient forms of energy. This is an area in which Canada has considerable expertise, helping brand Canadian environmental technology abroad.

Asia Pacific Foundation of Canada

The rapid growth of Asia provides enormous economic opportunities for Canada as a Pacific Rim nation, reinforcing the importance of the Pacific gateway. An existing example of Canadian collaboration with emerging markets is the work of the Asia Pacific Foundation of Canada. This budget provides the Asia Pacific Foundation of Canada with an endowment of $50 million to continue its work to build networks between Canadian and Asian business leaders, and to unearth potential market opportunities that will benefit both regions. In order to improve and reflect modern governance and accountability practices, the Government will undertake to amend the 1984 Asia-Pacific Foundation of Canada Act.

❖ ❖ ❖

     Budget 2005 makes significant investments to advance Canada’s interests and project Canadian values around the globe. It delivers on commitments to double international assistance by 2010–11 and takes immediate action to alleviate the debt burden of poor countries and to combat global poverty and health challenges. In particular, the Government has increased its focus on Africa, where the development challenges are the greatest.

     Budget 2005 goes beyond the commitment made in the Speech from the Throne to increase military personnel by making additional investments in the military, including equipment. These investments will ensure that Canada is well protected and will continue to play an active role in global peace operations and crisis response. This budget also builds on the initiatives introduced in the National Security Policy. The Government has no greater responsibility than to ensure the safety and security of its citizens. Finally, this budget affirms the importance that Canada places an increasing trade and investment in key emerging economies.

     With this range of international initiatives as a foundation and Canadian values as a guide, Budget 2005 ensures that Canada will meet its global responsibilities now and in the future.

MEETING OUR GLOBAL RESPONSIBILITIES

Table 6.2 Meeting Our Global Responsibilities
	2004–05	2005–06	2006–07	2007–08	2008–09	2009–10	Total
			(millions of dollars)
Responding to the South Asia tsunami	265						265
Helping the poorest of the world
Increase in international assistance Commitment to double international assistance			268	557	870	1,207	2,901
Global peace and security		100	100	100	100	100	500
HIPC Trust Fund	34						34

Total	34	100	368	657	970	1,307	3,436
Canada’s commitment to Africa
Global Fund to Fight AIDS, Tuberculosis and Malaria	140						140
Global Alliance for Vaccines and Immunization	160						160
Global Polio Eradication Initiative	42						42

Total	342						342
Asia-Pacific Foundation of Canada	50						50
Forum of Federations	20						20
Strengthening National Defence		500	600	1,100	2,125	2,675	7,000
Ensuring the security of Canadians
Emergency management		22	24	15	5	5	72
Combatting financial crime		23	25	24	24	24	120
Transportation security		50	63	66	72	75	326
Security at missions abroad		10	9	12	13	15	59
Border security[1]		74	83	92	92	92	433

Total		179	204	209	206	211	1,009
Strengthening the capacity of the foreign service
Redeploying foreign service officers abroad		5	7	10	10	10	42
Public diplomacy and cultural programs		8	8	8	8	8	40

Total		13	15	18	18	18	82
Setting new trade and investment priorities
International science and technology cooperation		4	4	4	4	4	20
Total	711	796	1,191	1,988	3,323	4,2141	2,223

1 Funding for 2008–09 and 2009–10 will be subject to the completion of an A-base review.

7

Sound Financial Management

THE BUDGET PLAN 2005

             Highlights

■	The Government is committed to sound financial management, including delivering balanced budgets or better through prudent budget planning, reducing the burden of the federal debt, and improving expenditure efficiency and oversight.

■	After accounting for the fiscal impact of proposed new initiatives, Budget 2005 projects balanced budgets or better in 2004–05 and in each of the next five fiscal years. 2004–05 will mark the eighth consecutive balanced budget achieved by the Government of Canada, the first time this has happened since Confederation. According to the Organisation for Economic Co-operation and Development (OECD), Canada was the only Group of Seven (G-7) country to record a total government budget surplus in 2004, for the third consecutive year, and is projected to be the only country in surplus again in 2005 and 2006.

■	The 2005 budget maintains the annual $3-billion Contingency Reserve. It also includes an additional amount for economic prudence to provide greater assurance that the balanced budget targets will be met. If not needed, the amounts set aside for economic prudence will be released to fund government priorities. The Contingency Reserve—if not needed to deal with unforeseen circumstances—will go each and every year to reduce the federal debt (accumulated deficit).

■	This budget reaffirms the Government’s objective set out in the 2004 budget to reduce the federal debt-to-GDP (gross domestic product) ratio to 25 per cent by 2014–15. As a result, debt-servicing costs will absorb a smaller share of revenues, placing the Government in a better position to deal with the fiscal pressures of an aging population.

■	The federal debt (accumulated deficit) as a percentage of GDP is projected to fall to 38.8 per cent in 2004–05, down from its peak of 68.4 per cent in 1995–96. With the commitment to balanced budgets in each of the next five fiscal years, and based on the average private sector forecast for nominal GDP growth, it is estimated that the federal debt-to-GDP ratio will decline to about 30.6 per cent in 2009–10.

SOUND FINANCIAL MANAGEMENT

■	Five-year projections are presented in this budget. This is for greater transparency, reflecting the fact that the vast majority of the commitments made in this budget extend beyond the traditional two-year budget horizon.

■	The Cabinet Committee on Expenditure Review (ERC) has identified cumulative savings totalling almost $11 billion over the next five years. These savings have been reinvested in core responsibilities of the Government. The work of the ERC constitutes a significant first step toward a culture of ongoing reallocation and is complemented by other measures to improve financial accountability and management.

■	The federal revenue-to-GDP ratio is projected to decline from 15.3 per cent in 2003–04 to 14.5 per cent by 2009–10, reflecting one-time revenue gains last year as well as the impact of the tax reduction measures announced in this and previous budgets.

■	The ratio of program expenses to GDP will increase to 12.2 per cent in 2004–05, reflecting the substantial increase in transfers to provinces for health care and Equalization. For the remainder of the planning period, the ratio is projected to be 11.9 per cent.

THE BUDGET PLAN 2005

Introduction

Sound financial management is at the core of the Government’s strategy. Prudent fiscal planning, maintaining balanced budgets or better, and keeping the debt-to-GDP ratio on a clear downward track help foster economic growth. A lower debt burden and stronger economy provide the means to invest in programs that are the foundations of a secure society and allow Canada to meet its global responsibilities.

     Sound financial management is not just about ensuring that the books are balanced. Responsible stewardship of taxpayers’ money also entails a continuous quest for ways to improve the efficiency of government and to ensure that resources are allocated in a way that reflects the priorities of Canadians. This is why the Government established a new Cabinet committee in December 2003 to conduct a comprehensive review of federal spending with the view to identify savings that could be redirected to new priority areas of the Government. This review has identified cumulative savings of almost $11 billion over the next five years by reducing procurement costs, increasing program efficiency, and reducing and eliminating lower-priority programs.

     This chapter sets out the Government of Canada’s approach to budget planning and the benefits of that approach. It updates the fiscal projections for 2004–05 and the next five fiscal years, and reports on the results of the expenditure review and how the savings resulting from the review will be reinvested.

Approach to Fiscal Planning

The Government’s approach to budget planning involves a number of important elements. The first element involves the use of private sector economic forecasts.

■ The Department of Finance conducts surveys of private sector economic forecasters. About 20 forecasters are surveyed on a regular basis, following the release of the quarterly National Income and Expenditure Accounts by Statistics Canada.

■ Each fall, the Department of Finance conducts extensive consultations with an economic advisory group, which includes the chief economists of Canada’s major chartered banks and leading economic forecasting firms, to determine the economic assumptions appropriate for fiscal planning. The group was recently expanded to ensure representation from all regions of the country.

SOUND FINANCIAL MANAGEMENT

     The second element involves using these economic assumptions to develop status quo fiscal projections for the regular fall Economic and Fiscal Update.

■ Major private sector economic forecasting firms develop detailed fiscal projections, on a National Accounts basis, based on current tax and spending policies. These forecasts are then translated into Public Accounts projections by the Department of Finance, in consultation with the private sector economic forecasting firms, and presented in the fall Economic and Fiscal Update.

     The third element involves updating the status quo projections presented in the fall Economic and Fiscal Update for the budget and adjusting these projections for prudence.

■ Based on the most recent survey of private sector economic forecasters and the most recent financial results, the fiscal projections are updated by the Department of Finance.

■ Fiscal projections are adjusted for the Contingency Reserve and economic prudence to derive the fiscal surpluses for budget-planning purposes. The annual Contingency Reserve is set aside to guard against unforeseen circumstances. If not needed, it is used to reduce the federal debt (accumulated deficit). Economic prudence is built into the planning framework to provide further assurance against falling back into deficit. If the economic prudence is not needed, these funds can be directed to increased spending in priority areas, tax cuts or further debt reduction.

■ This budget presents five-year fiscal projections, reflecting the fact that the vast majority of the commitments made in this budget extend beyond the traditional two-year horizon. The Contingency Reserve is set in this budget at $3.0 billion for 2004–05 through 2009–10. Economic prudence is set at $1 billion in 2005–06, $2 billion in 2006–07, and rises to $4 billion in 2009–10, reflecting rising uncertainty over the planning horizon.

     The key elements of the current approach to budget planning were established following an independent review of the Government’s forecasting methods in 1994. Much has changed since then—the elimination of the deficit, the Government’s commitment to a balanced budget or better, each and every year, and the adoption of full accrual accounting.

THE BUDGET PLAN 2005

     To ensure that the Government of Canada is using the most up-to-date economic and fiscal forecasting methods, a comprehensive third-party review of the Government’s economic and fiscal forecasting is currently underway. Leading this new review is Dr. Tim O’Neill, Chief Economist and Executive Vice-President of BMO Financial Group. As part of this forecasting review, the International Monetary Fund is conducting a comparative analysis of the budgeting practices and experiences in Canada and other major industrialized countries for its annual Article IV review of Canada. This report will be shared with Dr. Tim O’Neill to inform his review.

     The Minister of Finance has asked Dr. O’Neill to offer specific recommendations with respect to:

■ Improving the accuracy of the economic forecasts.

■ Improving the preparation and accuracy of the fiscal forecasts.

■ Addressing ways of dealing with the uncertainties in economic and fiscal forecasting.

     The review is expected to conclude in the spring of 2005. The recommendations from this review will be referred to the House of Commons Standing Committee on Finance, which has also been asked to make recommendations relating to the provision of independent fiscal forecasting advice for parliamentarians.

SOUND FINANCIAL MANAGEMENT

Canada Is the Only G-7 Country Expected to Maintain a Financial Surplus

The strength of Canada’s current approach to fiscal planning has been clearly demonstrated. Since 2001, when a global economic slowdown put considerable pressure on the finances of all major industrialized countries, Canada has been the only G-7 country to record budgetary surpluses for the total government sector. According to the latest OECD forecast, Canada is expected to be the only G-7 country in surplus in 2005 and 2006 (further details on Canada’s federal/provincial-territorial fiscal situation as well as Canada’s fiscal situation compared to that of other countries are provided in Annexes 1 and 2).

THE BUDGET PLAN 2005

Setting a Goal for Lowering the Debt-to-GDP Ratio

The achievement of seven consecutive annual budgetary surpluses, coupled with sustained economic growth, has resulted in a substantial reduction in the federal debt-to-GDP ratio—from a post World War II peak of 68.4 per cent in 1995–96 to 41.1 per cent in 2003–04.

     Nevertheless, the federal debt-to-GDP ratio remains well above average historical levels. A high debt burden leaves any country vulnerable to fluctuations in global interest rates. High levels of debt also mean that a large portion of the revenue that the Government collects from taxpayers must go towards debt-service payments rather than to fund programs and services and reduce taxes.

     While public debt charges as a percentage of budgetary revenues have come down significantly from the peak of 37.6 per cent observed in the first half of the 1990s, they remain relatively high compared to levels in the mid-1970s. Federal debt charges consumed 19 cents of every dollar of revenue in 2003–04, compared to 11 cents 30 years ago. These revenues, which are going to service the debt, are not available to fund priorities of Canadians.

SOUND FINANCIAL MANAGEMENT

Reducing the debt burden, and hence the burden of interest charges on public debt, is made even more necessary in light of the economic and fiscal pressures that will result from population aging. The aging of the population will reduce the employment-to-population ratio over the coming decades, which in turn will slow the growth of government revenue. Simultaneously, the growing proportion of the elderly population will put pressure on government programs such as health care and pension benefits (further information on the challenge posed to Canada by population aging is contained in Annex 3).

     In Budget 2004, to ensure that the federal debt burden continues to fall, the Government of Canada set the objective of reducing the debt-to-GDP ratio to 25 per cent within 10 years. This will bring the federal debt-to-GDP ratio back to where it was in the mid-1970s. By 2009–10, the end of the planning period for this budget, the debt-to-GDP ratio will be just above 30 per cent. Reducing the federal debt-to-GDP ratio to 25 per cent would mean that about 12 cents of every revenue dollar would go to service the debt, compared to 19 cents in 2003–04.

Improving Financial Accountability and Expenditure Efficiency

Sound financial management must go beyond ensuring that the Government’s books are balanced. Sound financial management also means that tax dollars are managed responsibly and directed to the highest priorities of Canadians. Government programs should be cost-effective and efficient. It also means greater discipline and rigour to financial management as well as greater transparency and better information on the performance of programs and services.

Financial Management and Accountability

The federal public sector is the largest and most complex organization in Canada. Rapid technological change, social and demographic changes, and the evolving expectations of Canadians are all putting pressure on the public sector to reform and modernize its operations.

     To address these challenges, the Government has established an ambitious agenda to strengthen and modernize public sector management. This agenda will deliver concrete results in four key areas: accountability, financial management, service delivery and internal efficiency, and human resource management.

THE BUDGET PLAN 2005

     The Government has already made substantive progress in its efforts to achieve these goals through the introduction of full accrual accounting, the re-establishment of the Office of the Comptroller General of Canada, investment in Government On-Line, and the passage of the Public Service Modernization Act.

     In November 2004, the Government received an award for excellence in reporting from the Canadian Institute of Chartered Accountants recognizing its leadership in adopting full accrual accounting in the 2003 Public Accounts of Canada—a full three years ahead of the new standard’s effective date—and with an unqualified opinion from the Auditor General. As a result, Canada has joined a small group of national governments, including New Zealand and Australia, that have moved to full accrual accounting in recognition that it provides improved information for decision making and accountability, and a more comprehensive picture of government finances.

     The Government also recently outlined a number of measures to strengthen the governance and accountability of Crown corporations, which are an important part of the public sector, with combined assets of more than $70 billion and 73,000 employees. Key recent measures include clarifying the relationship between responsible Ministers and Crown corporations, clarifying the accountability regimes, making the appointment process more transparent, bringing the governance of Crown corporations in line with reforms in the private sector, strengthening the audit regimes, and making activities and operations of Crown corporations more transparent.

     Through Government On-Line, the federal government now has a world-class Secure Channel Infrastructure to support on-line service delivery. This has created a rich set of common services capable of supporting most Internet service delivery strategies. Through these efforts, the Government has a strong foundation on which to move forward with internal and external service delivery transformation.

     Building on these achievements the Government will:

■ Develop a more rigorous approach to capital planning, leading to a proposal to Parliament to consider multi-year appropriations for those departments with good capital plans and a good track record of managing their capital assets. Better long-term capital plans will also enable the Treasury Board Secretariat to fulfill its oversight responsibilities.

■ Move forward with a service transformation strategy to improve internal and external service delivery by rethinking and integrating service offerings, by using a shared service approach for corporate and administrative services and common applications across departments.

SOUND FINANCIAL MANAGEMENT

■ Consult with parliamentarians in the coming months to develop a blueprint for improved parliamentary reporting. The blueprint will include the Estimates and related documents, government-wide reporting, ad-hoc reporting from many individual government entities, and options to deliver on-line access to performance information. Through these consultations, the Government will determine how best to provide parliamentarians with more timely, understandable and accessible information on program spending and results, thereby enhancing Parliament’s ability to hold the Government to account on behalf of all Canadians.

     Improving labour relations and the management of human resources is a priority of the Government. In keeping with the spirit of the Public Service Modernization Act, the Government will introduce a provision to allow for the establishment of a shared governance entity to oversee the administration of the Public Service Health Care Plan. This plan covers over 500,000 members of the public service and separate employers, and pensioners. The plan costs approximately $500 million annually. The shared governance entity will be a not-for-profit corporation. It will oversee the administration of the plan and ensure that the needs of plan members and the Crown are met. At the same time, it will ensure that there is a proper accountability framework to both the Government and plan members.

     Taken together, these initiatives will build on and support the Government’s ongoing efforts to modernize public sector management, enhance accountability, strengthen financial management, and invest in the skills and capacity of the public service needed to deliver better value-for-money to Canadians. More details are contained in the Strengthening and Modernizing Public Sector Management booklet, which has been tabled with this budget.

Improving Expenditure Efficiency

On December 16, 2003, the Government of Canada launched an extensive exercise to review government spending and to shift expenditures from low-priority areas to high-priority areas. A new Cabinet Committee on Expenditure Review (ERC) was created to undertake a rigorous review of all government programs and expenditures. Its mandate was to undertake a rigorous review of federal spending, testing for relevance, efficiency and excellence, and to submit its first set of recommendations to the Prime Minister prior to Budget 2005.

     The work of the ERC, however, is also a mechanism to ensure that future spending is consistent with the social and economic goals of Canadians. Savings identified in the course of expenditure review can provide the

THE BUDGET PLAN 2005

Government with further funds to invest in today’s priorities and tomorrow’s opportunities. This means that, by systematically rooting out waste and inefficiency, and reallocating funds to areas that matter most to Canadians, expenditure review is a win-win process.

     Budget 2005 incorporates the ERC’s first review of federal spending. Over a four-month period, the ERC undertook a detailed, bottom-up review of federal spending both horizontally—government-wide activities—and by individual department. This process resulted in measures that will transform the way the Government operates and provide savings of almost $11 billion.

■ Government purchasing will be streamlined, consolidated and made more efficient.

■ Property management within the public service will increasingly follow modern management principles.

■ The delivery of federal services and programs to Canadians will be improved with “one-stop shopping” by implementing the Service Canada initiative.

■ Departments will ensure that their programs are as efficient as possible, and the overhead costs minimized to the extent possible—consistent with improved quantity or quality of service where feasible. Programs that do not work will be eliminated.

■ Investments that need to be made to achieve this transformation will be undertaken, and are included in determining the savings to be delivered.

■ The expenditure review package will be implemented by the Treasury Board.

     Combined with the reinvestment of these savings in the federal government’s core responsibilities to Canadians—being announced in Budget 2005—the expenditure review exercise makes substantial strides in pushing forward the much-needed process of reallocation.

     Taking into account attrition rates and opportunities for retraining and relocation within the federal public service, the net reduction in federal government employment will be about 1 per cent. Employees losing their jobs will be entitled to assistance and financial support under existing workforce adjustment programs.

     Looking ahead, expenditure review will continue, consistent with the objectives stated in Budget 2004.

SOUND FINANCIAL MANAGEMENT

Table 7.1
Sources and Uses of the Expenditure Review

		Examples of priorities
Total ERC savings		funded by ERC savings
	(billions of dollars)
Service delivery	3.1	Defence
Procurement	2.6	National security
Property management	1.0	Environment
Departmental initiatives	3.9	Aboriginal Canadians
Employee benefit savings	0.3	Research and development

Total	10.9	Program integrity[1]
		Reduce EI premiums / Increase benefits
		Improve CPP account balance

[1] Investments needed to address departmental service levels in key areas of federal responsibility and to maintain capital property.

     The ERC savings will be invested in the Government’s core responsibilities. Examples of programs to which the ERC savings have been directed in this budget include national defence and security, the environment, support for Aboriginal Canadians, support for research and development, and investment in federal infrastructure and programs.

     About $2.3 billion of the total savings will be achieved through improved efficiency in the employment insurance (EI) program, and a further $155 million in the Canada Pension Plan (CPP). The Government is committed to maintaining EI premiums equal to program costs. Therefore, savings related to the administration of the EI program will be used to either enhance future benefits or reduce future premiums. Savings related to the CPP program will contribute to ensuring the ongoing soundness of the public pension system.

     The ERC is not a one-time exercise, but the beginning of a new management culture in the Government of Canada. Further information on the expenditure review is provided in the Expenditure Review for Sound Financial Management booklet, which has been tabled with this budget.

THE BUDGET PLAN 2005

Fiscal Outlook Before the Measures Proposed in the 2005 Budget

The November 2004 Economic and Fiscal Update presented fiscal projections for 2004–05 and the next five fiscal years. These projections were based on private sector economic forecasts available at the time and the fiscal results for the first six months of the current fiscal year. In this budget, these projections have been updated to reflect the revised private sector economic forecasts following the release of the third-quarter National Income and Expenditure Accounts, as summarized in Table 7.2 (see Chapter 2 for details), and the monthly financial results through December 2004.

Table 7.2
Average of Private Sector Economic Forecasts: December 2004 Survey

				Average
	2004	2005	2006	2007–09
	(per cent)
Real GDP growth	2.7	2.9	3.1	2.9
GDP inflation	3.3	2.0	1.9	1.9
Nominal GDP growth	6.1	4.9	5.0	4.8
3-month Treasury bill rate	2.2	2.7	3.5	4.6
10-year government bond rate	4.6	4.6	5.1	5.6

Source: December 2004 Department of Finance survey of private sector forecasters.

     Table 7.3 shows the impact of these changes on the budgetary surplus for planning purposes on a “status quo” basis—that is, before including any measures proposed in this budget. The budgetary surplus for planning purposes as presented in the November 2004 Economic and Fiscal Update was derived after subtracting the $3-billion Contingency Reserve and amounts for economic prudence.

     In the November Update, based on the financial results for the first six months of 2004–05, the budgetary surplus for planning purposes was estimated at $5.9 billion for 2004–05. The fall Update projection of the planning surplus is restated here to reflect the accounting for the wait times reduction funding in 2004–05. In the fall Update a notional profile was provided for wait times reduction from 2004–05 through 2008–09 to address current backlogs.

     There have been several other developments since the November Update forecast that have affected the financial projection for 2004–05.

▪    Personal and corporate income tax receipts are projected to be somewhat higher than at the time of the November Update, reflecting stronger underlying tax receipts to date than at the time of the Update.

SOUND FINANCIAL MANAGEMENT

Table 7.3
Changes in the Status Quo Fiscal Outlook Since the November 2004 Economic and Fiscal Update

	2004–05	2005–06	2006–07	2007–08	2008–09	2009–10
			(billions of dollars)
November 2004 private sector average surplus for planning purposes	5.9	0.5	0.9	3.2	7.5	11.5

Impact of accounting for Wait Times Reduction Fund in 2004–05	-3.6	0.6	1.2	1.2	0.6	0.0

Adjusted November 2004 private sector average surplus for planning purposes	2.3	1.1	2.1	4.4	8.1	11.5

Impact of economic changes[1]
Budgetary revenues

Personal income tax	0.4	-0.6	-0.6	-0.4	-0.1	0.2
Corporate income tax	0.4	0.8	0.1	0.1	0.2	0.3
Other income tax	0.0	0.0	0.1	0.1	0.1	0.0
Goods and services tax	0.7	0.8	1.0	1.0	1.1	1.2
Other excise taxes and duties	-0.1	0.0	0.1	0.0	-0.1	-0.1
Employment insurance premiums	-0.1	0.4	0.4	0.4	0.3	0.4
Non-tax revenues	0.5	0.1	0.1	0.1	0.2	0.2

Total	1.8	1.4	1.2	1.4	1.8	2.3

Program expenses

Major transfers to persons

Elderly benefits	-0.2	-0.2	-0.2	-0.2	-0.1	-0.1
Employment insurance benefits	-0.3	-0.5	-0.6	-0.7	-0.6	-0.6
Major transfers to other levels of government	-0.2	0.1	0.2	0.2	0.2	0.2
Direct program expenses	-0.1	0.3	0.3	0.3	0.3	0.3

Total	-0.7	-0.3	-0.4	-0.4	-0.2	-0.2
Public debt charges	0.0	0.8	1.4	0.8	0.8	0.8

Net change	1.0	1.9	2.2	1.8	2.5	2.9

Revised “status quo” surplus for planning purposes	3.3	3.0	4.3	6.2	10.6	14.4

[1] A positive number implies an improvement in the budgetary balance. A negative number implies a deterioration in the budgetary balance.

Note: Numbers may not add due to rounding.

THE BUDGET PLAN 2005

■    Goods and services tax (GST) receipts are projected to be up about $700 million from the November Update forecast, reflecting stronger-than-expected gross GST receipts to date.

■    Non-tax revenues are projected to be about $500 million higher than previously predicted, reflecting upward revisions to the forecast of enterprise Crown corporation revenues, particularly for Export Development Canada. Other components of revenues are largely unchanged compared to estimates presented in the November Update.

■    Program expenses are projected to be $700 million higher relative to the November Update, reflecting somewhat higher elderly and EI benefits, and higher transfers to other levels of government due to re-estimates of the cost of extending the repayment period for recoveries under the Equalization program.

     As a result of these changes, the budgetary surplus for planning purposes for 2004–05 on a status quo basis (after deducting the $3-billion Contingency Reserve but before deducting the cost of initiatives proposed in this budget) is now estimated at $3.3 billion.

     Starting in 2005–06, the status quo fiscal projections incorporate the impact of the revised private sector economic outlook as summarized in Table 7.2. The private sector forecasters expect somewhat weaker economic growth in 2005 from that expected at the time of the November Update. In addition, revisions to Statistics Canada National Accounts data have resulted in a slight shift in the composition of GDP growth in the near-term, with somewhat more growth coming from the corporate sector.

     These changes, combined with the changes to the fiscal outlook for 2004–05, explain most of the variation in tax revenues in relation to the November 2004 Economic and Fiscal Update. The one exception is the change in EI premium revenues, which reflects revisions to the cost of EI benefits. EI benefits are somewhat higher, as the ratio of unemployed qualifying for benefits is expected to rise slightly over the projection period, while the private sector forecasts used in the November Update suggested that this ratio would decline.

     The other components of program expenses, on a status quo basis, are largely unchanged from the November Update. Elderly benefits are up slightly, reflecting revised projections of the elderly population, while statutory transfers to other levels of government are slightly lower.

     Private sector forecasters have significantly lowered their projections for short- and long-term interest rates. This change results in lower public debt charges than those assumed in the November Update. Public debt charges are now expected to be $0.8 billion lower in 2005–06, $1.4 billion lower in 2006–07, and $0.8 billion lower per year thereafter.

SOUND FINANCIAL MANAGEMENT

     As a result, before accounting for measures announced since the November Update, the planning surplus for 2005–06 is now estimated at $3.0 billion, $2.5 billion higher than the estimate at the time of the November Update. The budgetary surplus is projected at $4.3 billion for 2006–07 and rises to $14.4 billion by 2009–10.

Fiscal Outlook: Risks and Sensitivities

Fiscal projections are inherently uncertain. The sources of uncertainty are two-fold. First, the fiscal projections can vary as a result of uncertainty regarding the timing of tax receipts and refunds as well as fluctuations in the revenue that individual tax bases yield. Second, the fiscal projections are also sensitive to changes in economic assumptions, which affect the size of projected tax bases and expenditures that are sensitive to economic factors, such as EI benefits and public debt charges.

Risks Related to 2004–05 Outcome

The fiscal projections for 2004–05 are based on financial results through December 2004. Results for the remaining three months must be extrapolated based on year-to-date results. Accrual adjustments necessary for producing final year-end results are based on 2004 tax returns assessed by the Canada Revenue Agency as of May 31, 2005. Based on these tax assessments, work on finalizing year-end revenue payables and receivables and on adjustments to expenses will take place during the summer months of 2005. Final results will appear in the Annual Financial Report of the Government of Canada in mid-September to mid-October.

     Uncertainties regarding the outcome for 2004–05 relate to the financial results in the months of January through March and the end-of-year accrual adjustments. Financial results can be difficult to predict in the last few months of the year for corporate income tax receipts and GST revenues.

     Corporate income tax remittances throughout the year are strongly weighted toward the latter four months of the fiscal year. On average, between 45 and 55 per cent of net corporate income tax receipts are received during the December to March period of the fiscal year. This is because of remittance procedures, whereby corporations’ monthly instalments can be

THE BUDGET PLAN 2005

based on their previous year’s tax liability or the current year’s estimated liability. In addition, provisions of the Income Tax Act allow corporations to smooth income and losses from year to year, implying that corporate tax payments for a year can differ substantially from corporate profits in that same year. These two factors combined make forecasting year-end corporate income tax receipts extremely difficult.

     The remaining federal revenue sources are also subject to varying degrees of uncertainty related to how much revenue their associated tax bases will yield. The GST, for example, is a value-added tax with gross taxes collected, and refunds paid out, at each stage of the production-consumption chain. Within a fiscal year, normal timing delays can result in gross GST receipts growth either leading or lagging the growth in GST refunds. However, over the course of a full fiscal year, these differences tend to lessen, and net GST receipts grow broadly in line with the underlying consumption base. To date in 2004–05, net GST receipts are up nearly 10 per cent. This is well above growth in consumer spending and reflects weak growth in refunds. Through the remainder of the fiscal year, the growth in GST refunds is expected to pick up to more closely match that of gross receipts, so that the growth in net receipts is more in line with the growth in taxable consumption.

SOUND FINANCIAL MANAGEMENT

     The level of personal income tax revenues is affected by factors such as registered retirement savings plan (RRSP) contributions, capital gain and loss realizations, transfers to the Provincial Tax Collection Account (which reflect the fact that the federal government collects personal income taxes on behalf of 9 of the 10 provinces) and transfers to the Canada Pension Plan. The last two alone, which are collected along with personal income tax withholdings from taxpayers’ paycheques (the basis for monthly financial results for personal income tax revenues) total some $63 billion, equivalent to one-third of total federal budgetary revenue. Due to the magnitude of these revenues, even small percentage variations in the monthly estimates of any one of these factors can cause year-end revenues projected on the basis of monthly results to differ significantly from the final, audited year-end outcome.

THE BUDGET PLAN 2005

     The following chart shows the year-end accrual adjustments that have been made to personal income taxes. Since 2001–02 (the first year for which these adjustments are available on a full accrual basis of accounting) these adjustments have ranged from a reduction in revenue of $5 billion in 2001–02 (reflecting capital losses as a result of the stock market correction) to an increase in revenue of $3.1 billion in 2003–04. These variances are due, among other things, to overall economic conditions, capital gains and losses, and the investment decisions on the part of individual taxpayers with respect to RRSP contributions. The true magnitude of these net receivables, and of all other factors that affect final accrual personal income tax revenues, is not known until the associated tax returns have been filed and assessed, which does not take place until several months after the end of the fiscal year. The actual outcome for personal income tax revenue for 2004–05 will vary depending on the magnitude of the year-end accrual adjustments.

     On the expenses side, the two key sources of uncertainty are the liabilities that the Government recognizes in its financial statements and the size of departmental lapses. Both can vary significantly from year to year. The size of departmental lapses has varied by over $1 billion in recent years.

SOUND FINANCIAL MANAGEMENT

Risks Related to 2005-06 and Future Years

The fiscal projections over the next five years are sensitive to changes in economic assumptions—particularly to changes in real economic (GDP) growth, inflation and interest rates. Table 7.4 illustrates this sensitivity to a number of economic shocks.

     These sensitivities are generalized rules of thumb that assume any decrease in economic activity is proportional across GDP income components. The actual fiscal response to an economic shock will also be influenced by the degree to which specific income components of GDP are affected, such as if a slowdown were concentrated more in the corporate rather than personal or investment income sectors. The sensitivities shown below also differ somewhat from those presented in Budget 2004 due to changes in the estimated income composition of GDP and to changes in the levels of the respective revenues and expenditures themselves.

Table 7.4
Estimated Change in Fiscal Position1

	Year 1	Year 2	Year 5
	(billions of dollars)
1-per-cent decrease in real GDP growth

Revenue impact	-2.0	-2.1	-2.5

Expense impact	-0.5	-0.6	-0.9

Budgetary balance impact	-2.5	-2.7	-3.4

1-per-cent decrease in GDP inflation

Revenue impact	-2.3	-2.3	-2.6

Expense impact	0.7	0.8	1.0

Budgetary balance impact	-1.6	-1.5	-1.7

100-basis-point decrease in interest rates

Revenue impact	-0.4	-0.6	-0.9

Expense impact	1.4	2.0	2.7

Budgetary balance impact	1.0	1.4	1.8

[1]	A positive number implies an improvement in the fiscal balance. A negative number implies a deterioration in the fiscal balance.

Note: Numbers may not add due to rounding.

THE BUDGET PLAN 2005

     A decrease in the growth of real GDP (through equal reductions in employment and productivity) would lead to lower federal government revenues through a contraction in various tax bases and an increase in spending, primarily due to higher EI benefits. The impact would lower the budgetary balance by $2.5 billion in the first year, $2.7 billion in the second year and $3.4 billion in the fifth year.

     A 1-per-cent reduction in the growth in nominal GDP resulting solely from a one-year decline in the rate of GDP inflation would lower the budgetary balance by $1.6 billion in the first year and by $1.5 billion in year two. Most of the impact would be on budgetary revenues, as wages and profits would be lower, as well as the price of goods and services subject to sales and excise taxes. Somewhat offsetting the reduction in revenues would be the fall in the cost of programs that are indexed to inflation, such as elderly benefit payments. The budget balance would be lower by $1.7 billion in the fifth year.

     A sustained 100-basis-point decline in all interest rates would improve the budgetary balance by $1.0 billion in the first year, rising to $1.4 billion in year two. By the fifth year of the reduction, the budgetary balance would improve by $1.8 billion. This improvement comes solely from the reduction in public debt charges, which reduces overall budgetary expenses. Expenses would fall by $1.4 billion in the first year, $2.0 billion in year two and $2.7 billion in year five, as longer-term debt matures and is refinanced at the lower rates. This impact is slightly larger than that presented in previous years, reflecting the reduction in the fixed-rate portion of the market debt in order to lower debt-servicing costs. Moderating this impact are lower interest earnings on the Government’s interest-bearing assets, which are recorded as part of non-tax revenues.

SOUND FINANCIAL MANAGEMENT

Impact of Measures Since the 2004 Budget on the Budgetary Balance

Table 7.5 summarizes the impact of the measures proposed since Budget 2004 on the fiscal surplus for planning purposes.

     The measures proposed in this budget amount to $3.0 billion in 2004–05, to $3.4 billion in 2005–06, rising to $16.6 billion in 2009–10. Cumulatively, the spending and tax measures proposed in Budget 2005 amount to $48.9 billion. This cost is net of amounts previously set aside in the fiscal plan for international assistance, climate change and other environmental initiatives. The Government is committed to increasing the International Assistance Envelope by 8 per cent per year. Consistent with this commitment, the status quo fiscal projections incorporate growth of 8 per cent in international assistance. This budget also allocates the remaining amounts set aside in the 2003 budget for the Climate Change Action Fund ($470 million in 2005–06, $450 million in 2006–07 and $500 million in 2007–08) and the remaining amounts set aside in the 2004 budget in support of new environmental technologies ($100 million in 2006–07, $250 million in 2007–08, $250 million in 2008–09 and $200 million in 2009–10).

     After deducting the cost of initiatives proposed in this budget and adding the ERC savings, balanced budgets or better are expected each year over the projection period.

THE BUDGET PLAN 2005

Table 7.5
Fiscal Outlook Including February 2005 Budget Measures

	2004–05	2005–06	2006–07	2007–08	2008–09	2009–10
			(billions of dollars)
Revised “status quo” surplus for planning purposes	3.3	3.0	4.3	6.2	10.6	14.4
Budget 2005 Initiatives
Spending and tax initiatives[1]
Securing Canada’s Social Foundations	0.0	0.8	1.2	1.4	1.4	1.5
A Productive, Growing and Sustainable Economy	1.1	0.7	1.9	3.0	6.2	8.4
Moving Toward Sustainable Environment and Communities	0.3	0.7	0.7	1.1	1.8	3.0
Meeting Canada’s Global Responsibilities	0.7	0.8	0.9	1.4	2.5	3.0
Other[2]	0.9	0.4	0.6	1.0	0.8	0.8

Total spending and tax initiatives	3.0	3.4	5.3	7.9	12.6	16.6
ERC savings available for budget initiatives[3]	-0.3	0.5	0.9	1.7	2.1	2.2
Budgetary balance	0.0	0.0	0.0	0.0	0.0	0.0

[1]	These figures represent the cost of budget initiatives after adjusting for amounts already set aside for international assistance, climate change and other environmental initiatives.

[2]	Includes costs associated with offshore agreements, fiscal arrangements, liabilities for veterans benefits and funding for Treasury Board to manage critical federal infrastructure and program needs.

[3]	Excludes savings associated with EI and the CPP, and investments needed to realize the savings such as funding for information technology systems.

Note: Numbers may not add due to rounding.

SOUND FINANCIAL MANAGEMENT

Summary Statement of Transactions

Table 7.6 provides the summary statement of transactions, including the impact of all the measures proposed in this budget.

     Five-year projections are presented in this budget. This is for greater transparency, reflecting the fact that the vast majority of the commitments made in this budget extend beyond the normal two-year budget horizon.

     A balanced budget is projected for 2004–05. This will mark the Government’s eighth annual consecutive balanced budget or better. Balanced budgets or better are projected for the next five years. The balanced budget projections are backed by inclusion of the $3-billion Contingency Reserve and amounts for economic prudence—$1 billion in 2005–06, rising to $4 billion by 2009–10. If not needed to deal with unforeseen circumstances, the Contingency Reserve will be applied to reduce the federal debt.

     Assuming a balanced budget over the next five years, and based on the private sector projection of nominal GDP which increases, on average, by about 5 per cent per year, federal debt as a percentage of GDP is projected to decline from 41.1 per cent in 2003–04 to just above 30 per cent in 2009–10.

THE BUDGET PLAN 2005

Table 7.6
Summary Statement of Transactions (Including February 2005 Budget Measures)

	Actual
	2003–04	2004–05	2005–06	2006–07	2007–08	2008–09	2009–10
				(billions of dollars)
Budgetary transactions
Budgetary revenues	186.2	195.8	200.4	210.1	220.4	228.4	237.8
Total expenses
Program expenses	141.4	158.1	161.3	169.5	177.9	185.8	194.5
Public debt charges	35.8	34.7	35.1	35.6	36.4	36.1	36.2

Total expenses	177.1	192.8	196.4	205.1	214.4	221.9	230.8
Underlying budgetary surplus	9.1	3.0	4.0	5.0	6.0	6.5	7.0
Prudence
Contingency Reserve		3.0	3.0	3.0	3.0	3.0	3.0
Economic prudence			1.0	2.0	3.0	3.5	4.0

Total	0.0	3.0	4.0	5.0	6.0	6.5	7.0
Budgetary balance	9.1	0.0	0.0	0.0	0.0	0.0	0.0

Federal debt (accumulated deficit)
Balanced budget (no debt reduction)	501.5	501.5	501.5	501.5	501.5	501.5	501.5
Apply Contingency Reserve to debt	501.5	498.5	495.5	492.5	489.5	486.5	483.5

Per cent of GDP
Budgetary revenues	15.3	15.1	14.8	14.7	14.7	14.6	14.5
Program expenses	11.6	12.2	11.9	11.9	11.9	11.9	11.9
Public debt charges	2.9	2.7	2.6	2.5	2.4	2.3	2.2
Federal debt (accumulated deficit)	41.1	38.8	37.0	35.2	33.5	32.0	30.6
Other
Public debt charges as a share of revenues	19.2	17.7	17.5	16.9	16.5	15.8	15.2
Annual per cent change Budgetary revenues	4.7	5.2	2.3	4.8	4.9	3.7	4.1
Program expenses	5.8	11.9	2.0	5.1	5.0	4.4	4.7
Total expenses	3.7	8.9	1.9	4.4	4.5	3.5	4.0
Nominal GDP	5.3	6.1	4.9	5.0	5.0	4.8	4.7

Note: Numbers may not add due to rounding.

SOUND FINANCIAL MANAGEMENT

Outlook for Budgetary Revenues

Budgetary revenues are expected to increase 5.2 per cent in 2004–05 (Table 7.7), reflecting modest growth in personal income and strong growth in corporate profits. Over the planning period, budgetary revenues are expected to increase more slowly than the growth in the economy. In 2004–05, this reflects lower EI premium revenues due to the drop in EI premium rates; the impact of the implementation of the final phase of the Five-Year Tax Reduction Plan via the increase in the income thresholds to which statutory rates apply; and the 2-percentage-point reduction in the general corporate income tax rate in 2004. It also reflects an unusually high level of corporate income tax revenues in 2003–04 related to the revaluation of U.S.-dollar-denominated liabilities in the financial services industry. In 2005–06, budgetary revenue growth slows to 2.3 per cent, reflecting the one-time impact of the sale of the Government’s remaining shares in Petro-Canada in 2004–05 and lower expected enterprise Crown corporation revenues. Beyond 2005–06, budgetary revenues continue to grow slightly below growth in nominal GDP, reflecting the incremental effect of tax reductions announced in previous budgets as well as additional tax reductions proposed in this budget.

     Personal income tax revenues are projected to increase 5.5 per cent in 2004–05. This increase is dampened somewhat by the implementation of the final phase of the Five-Year Tax Reduction Plan. From 2005–06 to 2009–10, the change in personal income tax revenues reflects growth in the underlying increase in the tax base (personal income), mitigated by the impact of the tax reduction measures proposed in this budget.

     Corporate income tax revenues are expected to increase 3.6 per cent in 2004–05, after increasing 23.4 per cent, or $5.2 billion, in 2003–04. The strong growth in corporate income tax revenues in 2003–04, which was substantially stronger than the 10.0-per-cent growth in profits, reflected a one-time increase of about $2.5 billion in tax revenues stemming from the revaluation of U.S.-dollar-denominated liabilities in the financial services industry, which boosted profits in that sector. Once the impact of this one-time gain in 2003–04 is removed, the expected underlying growth in corporate income tax revenues in 2004–05 is more consistent with the predicted growth in profits in the year. Between 2002–03 and 2004–05, the 27.9-per-cent growth in corporate income tax revenues is broadly in line with 29.6-per-cent growth in corporate profits over the same period.

THE BUDGET PLAN 2005

Corporate income tax receipts are projected to increase 2.6 per cent in 2005–06 and then remain fairly stable through 2007–08. This stability in corporate income tax receipts reflects an expected decline in the share of corporate profits in total national income to levels more in line with historical experience. The proposed elimination of the corporate surtax and the reduction in the general corporate income tax rate are projected to reduce corporate income tax receipts by about 8 per cent in total over the last two years of the projection period.

     Excise taxes and duties are expected to increase 4.9 per cent in 2004–05, after remaining flat in 2003–04. GST revenues are expected to increase 6.9 per cent in 2004–05, after recording virtually no change in 2003–04. For the remainder of the projection period, GST revenues increase, on average, 4.9 per cent per year, in line with forecast growth in consumption over the planning period. Customs import duties are expected to increase 4.5 per cent in 2004–05, after falling 11.9 per cent in 2003–04 due to the impact of the appreciation of the Canadian dollar. Energy taxes and other excise taxes and duties are expected to remain flat in 2004–05, with increases in alcohol and tobacco-related taxes offsetting declines in energy taxes. The Air Travellers Security Charge is expected to fall 9.8 per cent in 2004–05 and 8.1 per cent in 2005–06, reflecting the proposed reduction in the charge in the 2004 budget and further proposed reductions in this budget.

     Over the projection period, EI premium revenues are assumed to match EI program costs (including administration costs), which is consistent with the principles outlined in the 2003 budget. EI premium revenues are expected to decline 2.5 per cent in 2004–05. This reflects the impact of the premium rate reductions for both 2004 and 2005, which more than offset the increase in the number of Canadians employed and therefore paying premiums. The employee premium rate for 2004 was $1.98 per $100 of insurable earnings, down from $2.10 in 2003. For 2005 the employee rate is $1.95.

     Other revenues include Crown corporation revenues, return on investments, foreign exchange revenues and revenues from the sale of goods and services. Other revenues are expected to increase 16.2 per cent or $1.9 billion in 2004–05, reflecting the inclusion of the net proceeds ($2.6 billion) from the sale of the Government’s remaining shares in Petro-Canada. Other revenues are expected to fall by 17.5 per cent in 2005–06, reflecting the one-time nature of these gains. For the remainder of the planning period, other revenues increase, on average, about 5 per cent per year.

SOUND FINANCIAL MANAGEMENT

Table 7.7
The Revenue Outlook (Including February 2005 Budget Measures)

	Actual
	2003–04	2004–05	2005–06	2006–07	2007–08	2008–09	2009–10
			(millions of dollars)
Tax revenues
Income tax
Personal income tax	84,895	89,594	94,252	100,453	107,131	113,748	120,530
Corporate income tax	27,431	28,422	29,170	29,323	29,420	27,579	26,976
Other income tax	3,142	3,552	3,523	3,719	3,868	3,860	3,846

Total income tax	115,468	121,568	126,945	133,496	140,419	145,186	151,352
Excise taxes/duties
Goods and services tax	28,286	30,237	31,544	33,264	34,975	36,867	38,497
Customs import duties	2,887	3,017	3,061	3,267	3,440	3,563	3,688
Energy taxes	4,952	4,491	4,679	4,787	4,868	5,010	5,151
Other excise taxes/duties	4,830	5,294	5,280	5,311	5,323	5,331	5,325
Air Travellers Security Charge	410	370	340	355	370	385	400

Total excise taxes/duties	41,365	43,408	44,904	46,984	48,975	51,157	53,061
Total tax revenues	156,833	164,977	171,848	180,479	189,394	196,343	204,413
Employment insurance revenues	17,546	17,101	17,218	17,603	18,113	18,766	19,467
Other revenues	11,830	13,751	11,351	12,019	12,870	13,316	13,877
Total budgetary revenues	186,209	195,828	200,417	210,102	220,377	228,425	237,758

Per cent of GDP
Personal income tax	7.0	6.9	6.9	7.1	7.2	7.3	7.3
Corporate income tax	2.3	2.2	2.2	2.1	2.0	1.8	1.6
Other income tax	0.3	0.3	0.3	0.3	0.3	0.2	0.2
Goods and services tax	2.3	2.3	2.3	2.3	2.3	2.4	2.3
Excise taxes/duties (excluding GST)	1.1	1.0	1.0	1.0	0.9	0.9	0.9

Total tax revenues	12.9	12.8	12.7	12.7	12.7	12.5	12.5
Employment insurance revenues	1.4	1.3	1.3	1.2	1.2	1.2	1.2
Other revenues	1.0	1.1	0.8	0.8	0.9	0.8	0.8

Total budgetary revenues	15.3	15.1	14.8	14.7	14.7	14.6	14.5

Note: Numbers may not add due to rounding.

THE BUDGET PLAN 2005

Revenue Ratio Lowered Due to Tax Cuts

A useful perspective on movements in budgetary revenues can be obtained by examining the “revenue ratio”—federal revenues in relation to total income in the economy (or GDP). This represents an approximate measure of the overall federal “tax burden” in that it compares the total of all federal revenues accrued to the size of the economy.

     There is a cyclical element to the revenue ratio. It tends to decline during economic downturns and to increase during recoveries, reflecting the progressive nature of the tax system and the cyclical nature of corporate profits and capital gains. It is also affected by the impact of tax policy changes.

     The revenue ratio dropped significantly after 2000–01 due to the tax reductions that came into effect in January 2001 as part of the $100-billion Five-Year Tax Reduction Plan.

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     The revenue ratio is projected to decline from 15.3 per cent in 2003–04 to 15.1 per cent in 2004–05, reflecting lower EI premium revenues; the impact from the implementation of the final phase of the Five-Year Tax Reduction Plan via the increase in the personal income thresholds to which statutory rates apply; the 2-percentage-point reduction in the general corporate income tax rate in 2004; and the one-time increase in corporate income tax revenues in 2003–04 related to the revaluation of U.S.-dollar-denominated liabilities in the financial services industry.

     The decline in the revenue ratio in 2005–06 primarily reflects the impact of the one-time nature of both the $2.6-billion gain from the sale of the Government’s remaining shares in Petro-Canada in 2004–05 and the higher revenues from enterprise Crown corporations in 2004–05. The decline also reflects slower growth in corporate receipts in 2005–06, reflecting a projected decline in the growth of corporate profits in 2005 from the very strong rates posted in 2004. Over the remainder of the projection period, the revenue ratio is projected to further decline to 14.5 per cent by 2009–10, reflecting the tax reduction measures announced in this and previous budgets, including the increases to the basic personal amount, higher RRSP limits, the elimination of the corporate surtax, and reductions in the general corporate income tax rate.

Outlook for Program Expenses

Table 7.8 presents the program expenses outlook to 2009–10. These projections include the costs of policy measures announced since Budget 2004, including the measures proposed in this budget, and reflect the savings identified by the ERC. Total program expenses are expected to increase by 11.9 per cent in 2004–05. This largely reflects higher transfers to other levels of government as a result of the recent First Ministers’ agreements on health, Equalization and Territorial Formula Financing and, in particular, the proposed $4.25-billion payment for wait times reduction and the $700-million payment for early learning and child care. A number of other one-time initiatives, including relief for Asia and debt forgiveness for African countries, have contributed to this increase.

     Program expenses are projected to increase by only 2.0 per cent in 2005–06 from 2004–05 levels, primarily reflecting the impact of the one-time measures in 2004–05. Program expenses growth is expected to be around 5 per cent in 2006–07 and 2007–08. In the last two years of the planning period, it is projected to average about 4.5 per cent per year. Average annual growth in program expenses over the 2005–06 to 2009–10 period is projected to be around 4 per cent, slightly below expected average annual nominal GDP growth.

THE BUDGET PLAN 2005

Table 7.8

The Program Expenses Outlook (Including February 2005 Budget Measures)

	Actual
	2003–04	2004–05	2005–06	2006–07	2007–08	2008–09	2009–10
			(millions of dollars)
Major transfers to persons
Elderly benefits	26,902	27,958	29,113	30,506	31,978	33,297	34,762
Employment insurance benefits[1]	15,058	15,291	15,741	16,279	16,886	17,580	18,266

Total	41,960	43,248	44,854	46,786	48,864	50,876	53,028
Major transfers to other levels of government
Federal transfer support for health and other social programs	22,741	27,800	27,225	28,640	30,148	31,679	33,587
Early Learning and Child Care	0	700	0	700	1,200	1,200	1,200
Alternative Payments for Standing Programs	-2,700	-2,746	-2,874	-3,071	-3,289	-3,505	-3,737
Fiscal arrangements[2]
Equalization	8,121	11,573	10,900	11,282	11,676	12,085	12,508
Transfers to territories	1,792	2,144	2,030	2,070	2,142	2,217	2,295
Atlantic offshore agreements	0	165	216	400	800	650	625
Other	-563	-572	-600	-644	-692	-735	-790

Total	9,351	13,309	12,545	13,108	13,926	14,217	14,638
Canada’s cities and communities	0	0	600	600	800	1,000	2,000

Total	29,392	39,063	37,496	39,978	42,785	44,591	47,688
Direct program expenses	70,003	75,822	78,979	82,754	86,285	90,336	93,811
Total program expenses	141,355	158,133	161,329	169,517	177,934	185,803	194,527

Per cent of GDP
Major transfers to persons
Elderly benefits	2.2	2.2	2.1	2.1	2.1	2.1	2.1
Employment insurance benefits	1.2	1.2	1.2	1.1	1.1	1.1	1.1
Total	3.4	3.3	3.3	3.3	3.3	3.2	3.2
Major transfers to other levels of government	2.4	3.0	2.8	2.8	2.9	2.8	2.9
Direct program expenses	5.7	5.9	5.8	5.8	5.8	5.8	5.7
Total program expenses	11.6	12.2	11.9	11.9	11.9	11.9	11.9

[1]	EI benefits include regular EI benefits, sickness, maternity, parental, compassionate care, fishing and work-sharing benefits and employment benefits and support measures. These represent 90 per cent of total EI program expenses. The remaining EI program costs (amounting to $1.6 billion in 2003–04) relate to administration costs.

[2]	Includes revisions to data and other related adjustments in 2004–05 and 2005–06.

Note: Numbers may not add due to rounding.

SOUND FINANCIAL MANAGEMENT

     Major transfers to persons are projected to increase, reflecting both higher elderly and EI benefits. The growth in elderly benefits is largely determined by the growth in the elderly population and average benefits, which are fully indexed to quarterly changes in consumer prices. This component includes the increased payments to Guaranteed Income Supplement recipients proposed in this budget.

     The growth in EI benefits reflects the projected increase in the number of people eligible for benefits and increases in average benefits.

     Major transfers to other levels of government include cash entitlements to support health and other social programs, fiscal arrangements, Alternative Payments for Standing Programs, the Atlantic offshore accords, and transfers to the provinces for early learning and child care and for Canada’s cities and communities.

     At the First Ministers’ Meeting in September 2004, the Government and all provincial premiers and territorial leaders signed the 10-Year Plan to Strengthen Health Care, which will provide $41.3 billion over 10 years to the provinces and territories. As a result, transfers in 2004–05 for health and other social programs will be $27.8 billion. This includes $4.25 billion for the Wait Times Reduction Fund, which will be accounted for in 2004–05, subject to passage of authorizing legislation. Transfers for health and other social programs fall slightly in 2005–06, reflecting the one-time payment for wait times reduction in 2004–05. Between 2005–06 and 2009–10 transfers in support of health and other social programs increase almost 25 per cent.

     The major programs under fiscal arrangements are Equalization and transfers to the territories. The federal government provides Equalization payments to less prosperous provinces so they can provide their residents with public services that are reasonably comparable to those in other provinces, at reasonably comparable levels of taxation.

     In October 2004, the Government committed to increasing Equalization and Territorial Formula Financing by more than $33 billion over the next 10 years relative to Budget 2004 levels for 2004–05. Over the planning period, this agreement will increase transfers to provinces and territories by $14.1 billion.

THE BUDGET PLAN 2005

     Fiscal arrangements are expected to total $13.3 billion in 2004–05, an increase of about $4.0 billion or 42 per cent over 2003–04. This is a result of increased expenses related to Equalization and Territorial Formula Financing related to the new framework mentioned above, including an adjustment to account for the extension of the repayment period on certain Equalization overpayments. Other fiscal arrangements consist of the Youth Allowance Recovery Program and statutory subsidies. Fiscal arrangements are forecast to drop slightly in 2005–06, before increasing by about 3 per cent every year thereafter.

     Alternative Payments for Standing Programs represent recoveries of federal tax point abatements under contracting-out arrangements. These arrangements allow provinces to assume the administrative and financial authority for certain federal programs. In turn, the Government of Canada provides provinces with tax points, the value of which are netted against total entitlements and accordingly recovered from cash transfers. These recoveries reflect the growth in the value of the tax points.

     The Government of Canada recently reached agreements with Nova Scotia and Newfoundland and Labrador to enhance the benefits that these provinces receive from offshore resource revenues. Up-front payments of $830 million for Nova Scotia and $2.0 billion for Newfoundland and Labrador are proposed to provide the provinces with immediate flexibility to address their unique fiscal challenges. The budgetary impact of the agreements will be recorded in the years in which the protection from reductions in Equalization is triggered.

     This budget delivers on the Government’s commitment of $5 billion over five years in support of a national Early Learning and Child Care initiative under development in cooperation with provinces and territories. As an initial step, Budget 2005 is making $700 million available through a third-party trust. The funds will be accounted for in 2004–05, subject to the passage of authorizing legislation. Provinces will have the flexibility to draw down the funds as they require through the end of 2005–06.

     This budget also delivers on the Government of Canada’s commitment to share a portion of the revenues from the federal gasoline excise tax to support environmentally sustainable infrastructure, and will provide $5 billion over five years. Beginning in 2005–06 this will provide cities and communities with $600 million, and when fully implemented in 2009–10 will provide $2 billion per year.

SOUND FINANCIAL MANAGEMENT

     Direct program expenses consist of subsidies and other transfers (such as assistance to farmers, students and Aboriginal peoples and for international and regional development), payments to Crown corporations and the operating expenses of departments and agencies, including National Defence. They include $182 million in 2004–05 for the extension of Veterans Independence Program benefits to veterans’ widows widowed before 1980. This budget also provides additional funding of $150 million per year to be managed by the Treasury Board to deal with critical federal infrastructure and program needs.

THE BUDGET PLAN 2005

Program Expenses-to-GDP Ratio

The program expenses-to-GDP ratio has declined significantly, from about 16 per cent in 1993–94 to 11 per cent in 2000–01. This decline was largely attributable to the expenditure reduction initiatives announced in the 1995 and 1996 budgets aimed at eliminating the deficit and strong economic growth in 1999 and 2000.

     Since 2000–01 the ratio has increased to an estimated 12.2 per cent in 2004–05. The year-over-year increase in 2004–05 is attributable to commitments made under the 10-Year Plan to Strengthen Health Care and the new framework for Equalization and Territorial Formula Financing, in particular funds provided for wait times reduction, which are accounted for in 2004–05. In the absence of these commitments, the ratio would have been 11.6 per cent in 2004–05, unchanged from its 2003–04 level. For the reminder of the planning period, the ratio is projected to be at 11.9 per cent.

SOUND FINANCIAL MANAGEMENT

Public Debt Charges

Public debt charges are forecast to decrease by $1.1 billion in 2004–05 as a result of a decline in the average effective interest rate on interest-bearing debt. Over the 2005–06 to 2007–08 period, public debt charges are forecast to increase by a total of $1.7 billion due to expected increases in short- and long-term interest rates. For 2008–09 and 2009–10, public debt charges are expected to be relatively unchanged.

     Public debt charges as a percentage of government revenues are estimated to have declined from their peak of 37.6 per cent in 1995–96 to just under 18 per cent in 2004–05. This means that in 2004–05 the Government spent just under 18 cents of each revenue dollar on interest on the federal debt.

     This ratio is expected to continue to decline, falling to about 17 per cent in 2006-07 and to 15.2 per cent by 2009-10.

THE BUDGET PLAN 2005

Debt Management

Effective management of the federal debt is important to all Canadians, as the annual debt-servicing cost is the largest single federal government expense. One of the Government’s key objectives in managing the debt is to strike the appropriate balance between low financing costs and cost stability over a medium-term horizon. The Government maintains a prudent debt structure to protect its fiscal position from unexpected increases in interest rates and to limit annual refinancing needs. The main measure is the share of the debt that pays a fixed rate of interest, compared to a floating rate of interest. Debt that matures within the next year is considered floating, as it will be refinanced at prevailing market rates.

     Over the past seven years, Canada’s economic and fiscal position has strengthened. Canada has enjoyed the best employment growth and real GDP growth record in the G-7 since 1996, low and stable inflation, a significant decline in net foreign debt as a percentage of GDP, and a substantially reduced public debt burden.

     This sharply improved economic and fiscal situation has made Canada less vulnerable to world interest rate fluctuations and other external or domestic shocks. This has contributed to the restoration of Canada’s triple-A credit rating.

SOUND FINANCIAL MANAGEMENT

     As a result of these positive developments, the Government announced in the 2003 budget that it would reduce the fixed-rate portion of the market debt in order to lower debt-servicing costs, while maintaining a prudent level of cost stability. The target for the fixed-rate portion of the debt is being reduced from two-thirds to 60 per cent. The reduction is being implemented in an orderly and transparent manner over the next few years to allow the market time to adjust. The Government will be examining potential changes to the structure of the debt programs, in consultation with market participants, to help ensure a well-functioning market for Government of Canada securities is maintained in future years.

     Further details on the outlook for 2005–06 borrowing programs and the Government’s debt structure will be provided in the 2005–06
Debt Management Strategy, to be released in late March.

     Market debt consists of debt issued on credit markets, including Government of Canada bonds, Canada Savings Bonds and Treasury bills. The decline of $38.6 billion in market debt since 1996–97, coupled with sustained economic growth, has resulted in a decline in the market debt-to-GDP ratio from 58.2 per cent in 1995–96 to 36.1 per cent in 2003–04, a decline of 22.1 percentage points. This decline mirrors the rapid fall in the federal debt-to-GDP ratio.

     The Government of Canada is also taking steps to reinforce the soundness of its financial management practices to ensure that value is provided to taxpayers. In this regard, the prudent and cost-effective management of the Government’s international reserves portfolio, the Exchange Fund Account, will be enhanced by modernization of the Currency Act. Modernizing the Act will improve the flexibility in managing the portfolio by allowing investment in asset classes with lower risk and potentially higher returns. It will also reduce the risk of legal issues arising from antiquated and unclear drafting of some sections of the current legislation. More information on the investment policy and guidelines are published in the annual Report on the Management of Canada’s Official International Reserves (available at http://www.fin.gc.ca/toce/2004/oir04___e.html).

THE BUDGET PLAN 2005

Financial Source/Requirement

The budgetary balance is presented on a full accrual basis of accounting, recording government liabilities and assets when they are incurred or acquired, regardless of when the cash payment or receipt is made.

     In contrast, the financial source/requirement measures the difference between cash coming in to the Government and cash going out. This measure is affected not only by the budgetary balance but by the cash/source requirement resulting from the Government’s operating activities, primarily through the federal employee pension accounts, changes in non-financial assets, its investing activities through loans, investments and advances, and changes in other financial assets, liabilities and foreign exchange activities. These activities are included as part of non-budgetary transactions. The conversion from full accrual to cash accounting is also reflected in non-budgetary transactions.

Table 7.9

The Budgetary Balance, Non-Budgetary Transactions and Financial Source/Requirement

	Actual
	2003–04	2004–05	2005–06	2006–07	2007–08	2008–09	2009–10
	(billions of dollars)

Budgetary balance	9.1	0.0	0.0	0.0	0.0	0.0	0.0
Non-budgetary transactions
Pensions and other accounts	2.6	-3.1	-0.5	2.3	2.4	1.9	1.3
Non-financial assets	-0.6	-0.9	-0.9	-0.9	-1.4	-3.2	-4.0
Loans, investments and advances	-5.8	-5.1	-2.4	-2.0	-2.0	-2.1	-2.1
Other transactions	0.9	6.4	-1.5	2.7	3.4	3.4	3.6

Total	-2.8	-2.7	-5.3	2.1	2.4	0.0	-1.2
Financial source/requirement	6.2	-2.7	-5.3	2.1	2.4	0.0	-1.2

Note: Numbers may not add due to rounding.

     With a balanced budget and a requirement of $2.7 billion in non-budgetary transactions, a financial requirement of $2.7 billion is estimated in 2004–05, compared to a financial source of $6.2 billion in 2003–04. This deterioration is largely a result of a $4.8-billion transfer of Canada Pension Plan assets to the Canada Pension Plan Investment Board. Another $2.7 billion is to be transferred in 2005–06, contributing to the requirement of $5.3 billion. Financial sources are expected in 2006–07 and 2007–08. A financial balance of zero is projected in 2008–09 and a requirement of $1.2 billion in 2009–10, largely due to defence-related capital spending included in this budget.

SOUND FINANCIAL MANAGEMENT

■ Pensions and other accounts include the activities of the Government of Canada’s employee superannuation plans, as well as those for federally appointed judges and members of Parliament. Since April 2000 the net amount of contributions less benefit payments related to post-March 2000 service is invested in capital markets. Contributions and payments pertaining to pre-April 2000 service are recorded in the pension accounts. The Government also sponsors a variety of future benefit plans, such as health care and dental plans and disability and other benefits for war veterans and others. In addition, under Bill C-3, An Act to amend the Canada Pension Plan and the Canada Pension Plan Investment Board Act, the Government is transferring the current assets as of March 31, 2004, of about $7.5 billion from the Canada Pension Plan operating balance to the Canada Pension Plan Investment Board. About $4.8 billion will be transferred in 2004–05 with the rest in 2005–06.

■ Non-financial assets include the cash outlay for the acquisition of new tangible capital assets, proceeds from the sale of tangible capital assets, the amortization of existing tangible assets, any loss on the disposal of tangible capital assets, the change in inventories, and prepaid expenses. In the calculation of the budgetary balance, the acquisition of new capital assets is not included but the amortization of existing tangible assets is. However, in the calculation of the financial source/requirement, these entries are reversed. A net cash requirement of $0.9 billion is estimated for 2004–05, reflecting a net increase in the acquisition of tangible capital assets. This component is expected to rise throughout the forecast period, largely due to defence-related capital spending included in this budget.

■ Loans, investments and advances include the Government’s investments in enterprise Crown corporations, such as the Canada Mortgage and Housing Corporation, Canada Post Corporation, Export Development Canada and the Business Development Bank of Canada. In addition, it includes loans, investments and advances to national and provincial governments and international organizations, and for government programs. The net financial requirements in this component throughout the outlook period are largely attributable to loans under the Canada Student Loans Program.

■ Other transactions primarily include the conversion of other accrual adjustments included in the budgetary balance into cash, as well as foreign exchange activities. A net financial source is expected in each year of the outlook period except for 2005–06, when there is a requirement of $1.5 billion.

Annex 1

Fiscal Performance
of Canada’s
Federal-Provincial-Territorial
Government Sector

THE BUDGET PLAN 2005

Introduction

■ This annex presents the fiscal situation of the aggregate federal-provincial-territorial government sector based on Public Accounts data, as published by the individual governments.1

■ The federal-provincial-territorial governments combined are expected to record a $6-billion surplus in 2004–05 compared to a $5.3-billion surplus in 2003–04. This would be the seventh consecutive annual surplus. At the federal level, a surplus of $3 billion is estimated, down from $9.1 billion in 2003–04. The provincial-territorial sector is also expected to be in an aggregate surplus position of $3 billion2 in 2004–05, the first surplus in three years.

■ The federal revenue-to-GDP (gross domestic product) ratio should continue to decline in 2004–05, partly reflecting tax cuts announced in past budgets. In contrast, the provincial-territorial revenue-to-GDP ratio, which includes federal cash transfers, is expected to grow by 0.7 percentage points, in large part due to a rebound in provincial-territorial own-source revenues.

■ In 2004–05 provincial-territorial program spending as a share of GDP should remain relatively unchanged from 2003–04, reflecting the fact that ongoing expenditure reviews and spending controls in many jurisdictions will offset spending increases in specific areas, especially health care. At the federal level, program spending as a share of GDP is expected to increase by 0.6 percentage points, due mainly to increased spending for health care, Equalization and Territorial Formula Financing.

■ The provincial-territorial debt-to-GDP ratio is estimated to have fallen by 6.5 percentage points to 22.3 per cent in 2004–05 relative to its peak in 1999–2000. The federal debt-to-GDP ratio is estimated to have declined by 29.8 percentage points from its peak of 68.4 per cent in 1995–96. The higher federal debt burden means that the federal government continues to face much higher debt charges than the provincial-territorial sector. Nonetheless, the recent drop in the federal debt burden has contributed to maintaining lower interest rates, which benefits consumers, businesses and provincial-territorial governments.

[1]	Does not include the financial activities of municipalities or the Canada Pension Plan (CPP) and the Quebec Pension Plan (QPP). A more comprehensive picture of the total government sector, which includes both the local government sector and the CPP/QPP, is presented in Annex 2.

[2]	Based on data available up to February 16, 2005.

ANNEX 1

In 2004–05 the aggregate federal-provincial-territorial government sector is expected to be in surplus for the seventh consecutive year

[1]	For this and subsequent charts, estimates for 2003-04 are for the provincial-territorial and aggregate figures.
Sources: Federal and provincial-territorial Public Accounts and budgets.

■ Both the federal and provincial-territorial governments have contributed to the significant turnaround in Canada’s fiscal situation over the last 10 years.

■ The aggregate federal-provincial-territorial surplus is estimated at $5.3 billion for 2003–04, which represents a significant improvement from 1993–94, when the sector posted a $58.9-billion deficit.

■ The commitment to balanced budgets or better at the federal level, combined with a significant improvement in the provincial-territorial fiscal outlook, particularly in light of recent increases in federal transfers, suggests that the federal-provincial-territorial sector will remain in a strong fiscal position in 2004–05, with an expected aggregate surplus of $6 billion.

THE BUDGET PLAN 2005

The combined provincial-territorial sector budgetary balance is also expected to be in surplus in 2004–05

Provincial-Territorial Budgetary Balances
(Public Accounts Basis)

	1993–94	1999–00	2000–01	2001–02	2002–03	2003–04[1]	2004–05[2]
	(millions of dollars)
Newfoundland and Labrador	-341	-269	-350	-468	-644	-914	-708
Prince Edward Island	-71	-5	-12	-17	-55	-125	-33
Nova Scotia	-546	-797	147	113	28	43	3
New Brunswick	-266	-30	43	79	1	-14	54
Quebec	-4,923	7	427	22	-694	-358	0
Ontario	-11,202	668	1,902	375	117	-5,483	-2,168
Manitoba	-431	11	41	63	4	13	11
Saskatchewan	-272	83	58	1	1	1	289
Alberta	-1,371	2,791	6,571	1,081	2,133	4,136	4,114
British Columbia	-899	148	1,503	-1,135	-2,660	-959	1,440
Yukon	15	-16	35	-21	-5	6	-28
Northwest Territories	-22	-13	118	120	-34	-65	44
Nunavut	—	24	-12	-47	11	-29	-19

Total	-20,329	2,602	10,471	166	-1,798	-3,748	2,999

[1]	Figures for Quebec and Nunavut are estimates.

[2]	Forecasts.

■ Like the federal government, most provinces and territories introduced measures to eliminate the deficits recorded in the mid-1990s. As a result, the aggregate deficit at the provincial-territorial level was eliminated in 1999–2000 and aggregate surpluses were recorded to 2001–02.

■ After having recorded small deficits in 2002–03 and 2003–04, the fiscal situation of the provinces and territories is expected to improve significantly in 2004–05 to an aggregate surplus of $3 billion, an improvement of $6.7 billion over 2003–04 and the first surplus in three years. More than half of the jurisdictions are expected to be in balance or better this year.

A N N E X   1

Provincial revenues continue to exceed federal revenues

■ Provincial-territorial revenues (including federal transfers such as equalization and the Canada Health Transfer) continue to exceed federal revenues.

■ Between 2000–01 and 2003–04 federal revenues as a share of GDP declined by 1.7 percentage points to an estimated 15.3 per cent, mainly reflecting cuts in personal and corporate income taxes and employment insurance premiums, as well as the cyclical downturn in corporate profits and capital gains in 2001. Provincial-territorial revenues as a share of GDP declined by 1.6 percentage points to 17.1 per cent over this period, partly reflecting tax cuts introduced in the 2000 and 2001 provincial-territorial budgets.

■ In 2004–05 provincial-territorial revenues as a percentage of GDP are expected to rebound sharply to 17.7 per cent, owing mainly to increases in own-source revenues but also to increases in federal transfers. In contrast, federal revenues are expected to continue to decline to 15.1 per cent.

THE BUDGET PLAN 2005

Federal program spending is expected to increase in 2004–05 due mainly to increased health care spending

▪ As a share of GDP, program spending at both levels of government has fallen sharply over the last decade as part of fiscal restructuring to eliminate deficits.

▪ From 1993–94 to 2003–04, federal program spending as a share of GDP is estimated to have fallen by 4.1 percentage points to 11.6 per cent. Over the same period, provinces and territories have reduced their program spending from 19.1 per cent to 15.6 per cent of GDP.

▪ In 2004–05 federal program spending as a percentage of GDP is projected to increase by 0.6 percentage points to 12.2 per cent, mainly as a result of increased spending for health care, Equalization and Territorial Formula Financing. In contrast, provincial-territorial program spending as a share of GDP should remain relatively unchanged from 2003–04, reflecting the fact that spending controls and ongoing expenditure reviews in most jurisdictions should offset spending increases in other areas, especially health care.

ANNEX 1

Federal and provincial-territorial debt-to-GDP ratios continue to decline ...

▪ The provincial-territorial debt-to-GDP ratio is expected to fall to 22.3 per cent in 2004–05, a decline of 6.5 percentage points from its peak of 28.7 per cent in 1999–2000.

▪ The federal debt burden is estimated at 38.6 per cent of GDP in 2004–05 (assuming that the Contingency Reserve is not needed to deal with unforeseen circumstances). Albeit significantly lower than its peak of 68.4 per cent in 1995–96, it remains much higher than the combined provincial-territorial debt burden.

THE BUDGET PLAN 2005

... resulting in a decline in debt-servicing charges as a share of total revenues

▪ The reduction in the federal debt since 1996–97 has resulted in ongoing savings in public debt charges of more than $3 billion annually.

▪ In 1995–96, 37.6 cents of each federal revenue dollar went to service the federal debt. Due to the reduction in the federal debt burden as well as the decline in interest rates, this ratio has fallen to below 18 cents, the lowest level since the late 1970s.

▪ Despite the significant reduction in the federal debt burden, provincial-territorial governments continue to face much lower debt charges than the federal government. In 2004–05 they are expected to spend 9.6 cents of each revenue dollar for debt servicing, the lowest ratio in 20 years.

Annex 2

Canada’s Financial
Performance in an
International Context

THE BUDGET PLAN 2005

Introduction

This annex reviews Canada’s financial position on a comparable basis with those of the other Group of Seven (G-7) countries (United States, United Kingdom, France, Germany, Japan and Italy). For Canada, this includes the federal, provincial-territorial and local government sectors, as well as the Canada Pension Plan and Quebec Pension Plan. This annex also compares the fiscal situation of the federal government in Canada and the United States.

     On a total government, National Accounts basis:

▪ Canada was the only G-7 country to record a surplus in 2002, 2003 and 2004.

▪ The Organisation for Economic Co-operation and Development (OECD) projects that Canada will be the only G-7 country to record a surplus in both 2005 and 2006.

▪ Canada has had the largest improvement in its budgetary situation among the G-7 countries since 1992, including the sharpest decline in the debt burden.

▪ Canada’s total government sector debt burden declined to an estimated 31 per cent of gross domestic product (GDP) in 2004, and has been the lowest in the G-7 since 2003.

Looking at the fiscal positions of the federal government in Canada and the United States:

▪ The federal government in Canada posted a surplus of C$9.1 billion or 0.7 per cent of GDP in 2003–04, while the U.S. on-budget federal balance fell further into deficit in 2003–04, to US$567 billion or 4.9 per cent of GDP.

▪ For 2004–05 the federal government in Canada is forecasting a surplus of C$3 billion, while a deficit of US$589 billion is projected for the United States.

▪ As a result of continued surpluses in Canada and the deterioration in the U.S., the federal market debt-to-GDP ratio in Canada fell below the U.S. figure in 2003–04 for the first time since 1977–78, with the gap expected to widen further in 2004–05.

ANNEX 2

Comparing Fiscal Results Across Countries

▪ Two important factors need to be taken into account in making international comparisons: differences in accounting methods among countries, which affect the comparability of data, and differences in financial responsibilities among levels of government within countries.

▪ For these reasons, international comparisons rely on the standardized System of National Accounts estimates for the total government sector (i.e. the combined national and subnational levels). The OECD produces a complete series of estimates based on this system. Unless otherwise indicated, the data presented in this annex are based on the December 2004 OECD Economic Outlook.

Comparing Fiscal Results Between the Canadian and the U.S. Federal Governments

▪ It is important to note that there are certain fundamental differences in the accounting practices and responsibilities of the Canadian and U.S. federal governments. The U.S. federal budgetary balance includes the substantial surpluses in the Social Security system, whereas surpluses in the Canada Pension Plan are not included in the Canadian federal figures. For this reason, the Canadian federal balance is more comparable with the “on-budget” balance in the U.S. (which excludes Social Security), while U.S. government debt is more comparable with federal market debt in Canada.

THE BUDGET PLAN 2005

Canada is again expected to be the only G-7 country to record a surplus in 2005 and 2006

[1]	The OECD uses the term “financial balance” to mean “budgetary balance.”
Source:OECD Economic Outlook, No. 76 (December 2004).

▪ Canada was the only G-7 country to record a surplus in 2004, according to OECD estimates of the total government sector1 financial position on a National Accounts basis. This was the third consecutive year in which Canada was the only G-7 country in surplus.

▪ Canada is the only G-7 country to have recorded eight consecutive surpluses since 1960, the first year for which comparable international fiscal statistics are available from the OECD.

▪ Canada’s surplus for 2004 is estimated at 1.1 per cent of GDP, compared to an average deficit of 4.2 per cent in the G-7 countries.

▪ Moreover, Canada is expected to continue to be the only G-7 country to post a total government surplus in 2005 and 2006, according to the OECD.

[1]	Canada’s total government sector includes the federal, provincial-territorial and local governments, as well as the Canada Pension Plan and Quebec Pension Plan.

ANNEX 2

Canada’s financial balance has improved significantly compared to the G-7 average

Source:OECD Economic Outlook, No. 76 (December 2004).

▪ Canada’s total government sector financial balance has improved substantially since 1992, when it was in deficit equal to 9.1 per cent of GDP, almost double the G-7 average.

▪ By 1997, fiscal improvements at all levels of government enabled Canada’s total government sector to move into surplus. Last year, Canada recorded its eighth consecutive budgetary surplus.

▪ Canada has registered the largest budgetary improvement of any G-7 country since its deficit peaked in 1992, registering a turnaround in its total government financial balance of more than 10 percentage points from 1992 to 2004.

▪ In contrast, the average financial balance of the G-7 countries is now similar to 1992 levels, despite improvements in the second half of the 1990s.

THE BUDGET PLAN 2005

Canada’s program spending as a share of GDP is now below the G-7 average

Source:OECD Economic Outlook, No. 76 (December 2004).

▪ The substantial turnaround in Canada’s financial position, as a percentage of GDP, is attributable in large part to a sharp reduction in program spending, i.e. all expenditures less public debt charges.

▪ Between 1992 and 2004, Canada’s total government program spending as a share of GDP is estimated to have been reduced by 9.4 percentage points. In contrast, the average for the G-7 countries remained virtually unchanged over this period.

▪ Canada’s program spending relative to GDP is below the G-7 average and the third lowest in the G-7, only slightly higher than in the United States and Japan. The OECD expects that this will continue in both 2005 and 2006.

ANNEX 2

Canada’s debt burden has declined from the second highest to the lowest among G-7 countries

[1]	The OECD uses the term “net financial liabilities” to mean “net debt” of the total government sector.

[2]	Adjusted to exclude certain government employee pension liabilities to enhance comparability with other countries’ debt measures.

Sources:OECD Economic Outlook, No. 76 (December 2004); Federal Reserve,Flow of Funds Accounts of the United States (December 2004); Department of Finance calculations.

▪ In the mid-1990s, Canada’s ratio of total government net financial liabilities to GDP was the second highest in the G-7. By 2003 Canada had the lowest ratio in the G-7.

▪ Since its peak in 1995, Canada’s ratio of total government net financial liabilities to GDP is estimated to have been reduced by 38.2 percentage points to 31.1 per cent of GDP in 2004, which was again the lowest in the G-7.

▪ The OECD estimates that this will continue in both 2005 and 2006. In contrast, the debt burdens of the other G-7 countries, with the exception of Italy, are projected to continue to increase.

THE BUDGET PLAN 2005

Canada is one of very few countries with a sustainable public pension system

A Sustainable Public Pension System

In 1997 measures were introduced to:

– Pre-fund the Canada Pension Plan (CPP) and Quebec Pension Plan (QPP).

– Ensure sustainable benefits and contribution rates.

– Improve stewardship and accountability.

As a result of these reforms, on an actuarial basis, Canada’s public pension system is one of very few that is projected to be sustainable over at least the next 75 years.

▪ International financial comparisons focus on the total government sector, which includes the federal, provincial-territorial and local governments as well as the CPP and QPP.2

▪ Although public pension systems around the world differ greatly, Canada is one of very few countries with an actuarially balanced public pension system.

▪ As a result of reforms in 1997, which increased the degree of pre-funding of the CPP/QPP and improved stewardship and accountability, the CPP/QPP is now actuarially sound for at least the next 75 years.

▪ As a result of improvements to Canada’s pension system and the substantial turnaround in the fiscal situation at both the federal and provincial levels, Canada’s ability to meet future fiscal challenges, including those associated with population aging, has improved significantly since the early 1990s.

[2]	The CPP and QPP are funded through payroll contributions and ensure a basic level of retirement income for all working Canadians.

ANNEX 2

The federal government in Canada has maintained a budgetary surplus since 1997-98, unlike the U.S.

Note: This chart shows the budgetary balance for Canada and the unified budget balance for the U.S. for fiscal years ending March 31 and September 30 respectively.

Sources: Canada—Department of Finance; U.S.—Budget of the United States Government, fiscal year 2006.

▪ The improved federal fiscal situation in Canada is in stark contrast to recent developments in the U.S. Like Canada, the U.S. federal government achieved a significant turnaround in its budgetary balance in the second half of the 1990s, moving from large deficits to surpluses. However, since 2000–01 the U.S. has returned to deficits whereas Canada has continued to record uninterrupted surpluses.

▪ The Canadian federal government posted a surplus of C$9.1 billion or 0.7 per cent of GDP in 2003–04, while the U.S. government incurred an “on-budget” deficit3 of US$567 billion or 4.9 per cent of GDP. Even when Social Security surpluses are included, the U.S. “unified budget” deficit was US$412 billion, or 3.6 per cent of GDP in 2003–04.

[3]	The U.S. on-budget balance is more comparable with the Canadian federal budgetary balance because it excludes the pension surpluses of the U.S. Social Security system. The balance of the CPP is not included in the Canadian federal budgetary balance figures.

THE BUDGET PLAN 2005

▪ While the Canadian federal government is forecasting a surplus of C$3 billion in 2004–05, the U.S. on-budget deficit is expected to deteriorate to US$589 billion or 4.8 per cent of GDP (with a unified budget deficit of US$427 billion). The Administration does not project a return to balanced budgets for at least the next five years.4

[4]	According to the Congressional Budget Office (CBO), the U.S. government will remain in deficit for at least the next 10 years.

ANNEX 2

The federal market debt-to-GDP ratio in Canada fell below that of the U.S. in 2003–04

Note: This chart shows market debt for Canada and debt held by the public for the U.S. for fiscal years ending March 31 and September 30 respectively. These two measures are the most comparable measures of the federal debt burden across the two countries.

Sources: Canada—Department of Finance; U.S.—Budget of the United States Government, fiscal year 2006.

▪ As a result of continued surpluses at the federal level in Canada and the deterioration in U.S. federal finances, the federal market debt-to-GDP ratio in Canada fell below the U.S. figure in 2003–04 for the first time since 1977–78.

▪ The Canadian federal market debt-to-GDP ratio fell to 36.1 per cent in 2003–04, from almost 60 per cent in 1995–96, while the U.S. figure rose for the third consecutive year last year to 37.2 per cent.

▪ This gap is expected to widen in 2004–05 as the Canadian ratio is expected to fall to 34.0 per cent while the U.S. ratio is expected to rise to 38.6 per cent.

Annex 3

Canada’s Demographic
Challenge

THE BUDGET PLAN 2005

Introduction

Population aging is a worldwide phenomenon, but over the next 25 years Canada is expected to experience one of the largest increases in the ratio of the elderly to the working-age population among Group of Seven (G-7) countries. This trend presents an important challenge to the continued improvement of living standards and to the sustainability of social programs in Canada in the decades to come.

     With the reduction of the public debt burden over the last 10 years and the 1997 reforms to the Canada Pension Plan, Canada is better positioned than most other G-7 countries to cope with emerging demographic pressures. However, further reductions in the debt burden are required to increase Canada’s flexibility to address future demands on Canada’s universal public pension and health care systems. As well, with pressures on the health care system already being significant, it will be increasingly important for governments to continue with health care reforms and to support gross domestic product (GDP) growth — the source of society’s capacity to pay for public services.

     However, sustaining growth in GDP per capita — the most commonly used measure of the average standard of living — will become more challenging as the population ages. This is because the share of the population that is working is projected to start to decline after 2010 as the baby boom generation enters retirement age. This will exert downward pressure on the growth of living standards. To help partially counter the impact of aging, it will be important to take steps to facilitate the full integration of new immigrants and Aboriginal people into the labour market and ensure that older Canadians who want to continue to participate in the labour market do not face undue institutional or financial disincentives to do so.

     Nevertheless, continued improvements in the living standards of Canadians will have to rely increasingly on productivity growth. Therefore, to increase living standards, Canada must continue to invest in the drivers of productivity growth: human capital, physical capital and innovation. Building on a sound fiscal foundation, the role of the Government is to enhance and strengthen policies that encourage all Canadians to invest in these drivers of growth.

ANNEX 3

Population aging will be a key challenge facing the Canadian economy over the coming decades

■ Population aging results from a decline in fertility rates following the baby boom and the continuing rise in life expectancy observed over the last century.1

■ In Canada, over the last 30 years the ratio of the elderly (65+) to the 15-64 population increased by only 6 percentage points. In the next 25 years this ratio is expected to double from its current level to almost 40 per cent, as the baby boom generation enters retirement age.

■ Currently there are more than five people of working age (15-64) for every person of retirement age (65+). Within the next 15 years, this ratio is projected to rise to four to one, and by 2050, it is expected to be less than 2.5 to one.

[1]	From the early 1940s to the early 1960s the Canadian fertility rate (average number of children born to each woman aged 15 to 45) increased from 2.8 to 3.9. By the late 1970s the fertility rate had fallen to 1.7, and estimates for 2004 show it has dropped further to around 1.5. The life expectancy at birth of males and females has increased steadily over the past 60 years. The life expectancy of females increased from about 66 years in the early 1940s to 79 years by the late 1970s and to just over 82 years in 2004. Males have seen their life expectancy increase from about 62 years in the early 1940s to 72 years by the late 1970s and to 78 years today.

THE BUDGET PLAN 2005

Population aging is a worldwide phenomenon that will affect all G-7 countries

1 Includes 47 European countries.

Source:United Nations.

■ Currently Canada’s ratio of the elderly population to the 15-64 population is the second lowest among G-7 countries, just ahead of the U.S. However, this is expected to change over the next 25 years.

■ Indeed, Canada’s ratio of elderly to the 15-64 population is projected to increase by 20 percentage points by 2030 to almost 40 per cent, increasing the gap with the U.S. Canada’s elderly ratio is projected to move slightly above the European average, but it is still expected to be lower than that of larger continental European countries and Japan.

■ Beyond 2030 the increase in Canada’s ratio of elderly to the 15-64 population is expected to taper off, increasing by about 5 percentage points over a period of 20 years.

■ In comparison, Japan’s ratio of elderly to the 15-64 population is projected to increase by an additional 20 percentage points from 2030 to 2050, while that of Europe is expected to increase by 12 percentage points.

ANNEX 3

However, Canada will experience one of the largest increases in the ratio of the elderly to the 15-64 population over the next 25 years

1 Includes 47 European countries.

Source: United Nations.

■ Over the next 25 years Canada is projected to experience one of the largest increases in the ratio of elderly to the 15-64 population (20 percentage points) among G-7 countries — second only to Japan.

■ This mainly reflects a sharper decline in the fertility rate in Canada than in other G-7 countries. Indeed, Canada went from having by far the highest fertility rate among G-7 countries in 1960 to falling within the average of G-7 countries in 1998.2

■ Only three other developed countries are expected to experience an increase of 20 percentage points or more in their ratio of elderly to the 15-64 population between 2005 and 2030 (Switzerland, Japan and Finland).

■ For Canada, as well as for other industrialized countries, this demographic transition will make continued improvements in living standards and the sustainability of social programs more challenging in decades to come.

[2]	Canada’s fertility rate was 3.9 in 1960 and 1.5 in 1998 (as opposed to the corresponding average figures of 2.8 and 1.6 for G-7 countries, and of 3.2 and 2.1 for the United States).

THE BUDGET PLAN 2005

The reduction of the public debt burden since 1995 has put Canada in a better position to face emerging demands on social programs

1Estimate for 2003 — 04 are for provincial-territorial debt only.

Sources: Federal and provincial-territorial Public Accounts, budgets and mid-year estimates.

■ Population aging will bring about increased demands on social programs, particularly health care and public pensions. Canada has already taken significant steps to prepare for these fiscal pressures.

■ The reduction in the ratio of public debt to GDP over the past 10 years at the federal and provincial-territorial levels, together with the federal government’s objective of further reducing its debt-to-GDP ratio to 25 per cent by 2014 — 15, are key elements in preparing Canada for the fiscal challenges associated with population aging.

■ On a National Accounts basis, Canada went from having the second highest total government debt-to-GDP ratio among G-7 countries in 1995 to the lowest since 2003.

■ This impressive record led the International Monetary Fund (IMF) to conclude in its most recent assessment of Canada’s economy that “... the fiscal system was well placed to cope with expected pressures from population aging compared with many other G-7 countries..."3

[3]	IMF, Canada: 2004 Article IV Consultation — Staff Report; Staff Statement; and Public Information Notice on the Executive Board Discussion, p. 12.

ANNEX 3

Lower debt charges mean more flexibility to deal with emerging demographic spending pressures

1 Estimate for 2003 — 04 is for provincial-territorial debt charges.

Sources: Federal and provincial-territorial Public Accounts, budgets and mid-year estimates.

■ The reduction of the public debt burden and the decline in interest rates, which in part result from governments’ greater fiscal credibility, mean that a smaller share of government revenues go to paying interest on public debt. Hence, more of what governments collect in revenue is and will continue to be available to fund social programs, including age-related ones.

■ Expressed as a percentage of GDP, federal-provincial-territorial debt charges have been reduced by almost half: from 8.6 per cent in 1995 — 96 to 4.7 per cent in 2003 — 04.

■ Keeping the debt burden on a steady downward track will therefore afford additional flexibility in meeting emerging demographic pressures.

THE BUDGET PLAN 2005

Canada’s retirement income system is on solid ground

■ Canada’s retirement income system is based on three pillars:

-	The Old Age Security and Guaranteed Income Supplement (OAS/GIS) programs, funded through general federal revenues, provide a basic minimum income guarantee for seniors.

-	The Canada Pension Plan (CPP) and Quebec Pension Plan (QPP), funded through payroll contributions, ensure a basic level of earnings replacement in retirement for working Canadians.

-	Private tax-assisted retirement savings in registered retirement savings plans (RRSPs) and registered pension plans (RPPs) help and encourage Canadians to save for retirement to supplement their public pensions.

■ According to the 21st Actuarial Report on the Canada Pension Plan released in 2004 and the IMF,4 the 1997 reforms have ensured the sustainability of the CPP for at least the next 75 years. Canada is one of very few countries with an actuarially sound public pension plan.

■ The Government has also increased and indexed RPP and RRSP limits in Budget 2005.

■ By achieving balanced budgets and reducing the debt-to-GDP ratio, the Government has increased its flexibility to deal with the pressures aging will exert on the OAS and GIS programs.

[4]	IMF, Canada: 2004 Article IV Consultation — Staff Report; Staff Statement; and Public Information Notice on the Executive Board Discussion, p. 12.

ANNEX 3

Population aging will exert significant pressure on government spending, particularly on health care ...

■ Population aging will exert significant upward pressure on some age-related government expenditures such as universal public pensions and particularly health care.

■ The estimated impact of population aging on government health care spending over the long term can be illustrated by overlaying existing age-specific expenditure patterns onto future demographic projections.5 Using this approach, changes in the demographic composition of the population are expected to increase government health care expenditures to 11.2 per cent of GDP by 2050, up from 7.1 per cent in 2004.

■ As is the case in any projection, there is considerable uncertainty surrounding these estimates. That said, these projections provide an indication of the magnitude of long-term government health care spending pressures arising from aging.

[5]	This approach assumes that health expenditures for each age group are growing in line with increases in GDP. Therefore, it is the change in the relative size of various age groups that drives the increases in health care expenditures as a proportion of GDP.

THE BUDGET PLAN 2005

... but health care spending pressures may not stem from aging alone

■ Population aging will put significant pressure on government expenditures, but these pressures may not stem from aging alone.

■ Over the last 25 years, government health care spending as a share of GDP has increased by close to 2 percentage points to reach 7.1 per cent in 2004. This increase reflects the growing availability of health care technology and treatments, along with rising costs of certain health care services. It also reflects Canadians’ growing income and increased willingness to spend more on health.

■ Going forward, it will be important to continue with reforms to the health care system to ensure both the quality of care and the efficient allocation of health care dollars.

■ Keeping Canada’s debt-to-GDP ratio on a downward track will also be essential in helping the Government meet future fiscal pressures.

■ Finally, it will be important to foster strong economic growth in order to have the necessary financial resources to support social programs, especially health care.

ANNEX 3

Population aging will also tend to reduce economic growth and improvements in living standards

■ While it is crucial to sustain strong economic growth to prepare for age-related fiscal pressures, this in itself will pose a challenge because population aging will tend to reduce economic and living standards growth.

■ GDP per person, the most commonly used measure of the average standard of living, is essentially driven by two factors: the share of the population that is working — the employment-to-population ratio — and how much each employed person produces — productivity.6

■ While an increased share of the population working has been a key source of growth in living standards in recent decades, this will not continue as the population ages.

■ Therefore, from a public policy point of view, one of the main challenges surrounding population aging will be to ensure sustained growth in living standards through productivity growth over decades to come.

[6]	Since productivity is best measured by real GDP per hour, changes in real GDP per capita also depend on changes in hours per worker. For ease of presentation, however, we disregard the hours-per-worker dimension in what follows. Hours per worker have been trending down for 25 years. If this trend continues in coming decades, hours per worker would continue to exert downward pressure on growth in GDP per capita and, hence, add to the pressures expected from the reductions in the employment-to-population ratio.

THE BUDGET PLAN 2005

The projected decline in the employment-to-population ratio will gradually become a hindrance to growth in living standards beyond 2010

■ Over the past 30 years, the employment-to-population ratio has risen because of the entry of the baby boom generation into the workforce and the greater labour force participation of women.

■ The aging of Canada’s population means that the composition of the labour force source population (15 and over) will become increasingly older over time.

■ Given the relatively lower labour force attachment of older workers, population aging is projected to reduce the labour force participation rate, resulting in a gradual decline in the employment-to-population ratio after 2010.7

■ The expected fall in the employment-to-population ratio could subtract, on average, as much as 0.5 percentage points per year from real GDP per capita growth over the 2010 – 2030 period, exerting downward pressure on improvements in living standards.

[7]	Underlying labour market assumptions up to 2010 are based on the average private sector survey. After 2010 the employment projection is mainly based on a participation rate projection that takes into account birth cohort effects, which are expected to somewhat increase the participation rates of older workers. Over the whole period demographic projections are from the 21st Actuarial Report on the Canada Pension Plan.

ANNEX 3

     With the upcoming labour scarcity, there is a need to facilitate the integration of immigrants into the labour market ...

■ With the upcoming labour scarcity, it is imperative that all Canadians who are willing and able to work have the opportunity to do so.

■ Immigrants, particularly those recently established in Canada, have typically had lower employment rates than the rest of the population.

■ While recent immigrants have made some progress between 1996 and 2001 relative to individuals born in Canada, their employment rate in 2001 remained lower than that of the Canadian-born. Furthermore, relative to 1991, the employment rate gap between these two groups has increased from 4.2 to 7.7 percentage points.

■ Immigrants will compose an increasing share of the working-age population in the decades to come. It is therefore of crucial importance to facilitate their integration into the labour market.

■ As is the case with recent immigrants, Aboriginal people have traditionally had lower employment rates than other Canadians. However, in contrast to recent immigrants, their employment rate fell between 1996 and 2001. Continuing efforts to integrate Aboriginal people successfully into the labour market will be required for Canada to fulfill its economic and social potential.

THE BUDGET PLAN 2005

▪ ▪ ▪ and to ensure that older Canadians do not face disincentives to work

■ In an aging society, Canada should also ensure that older individuals who wish to continue to take part in the labour market are able to do so.

■ The participation rates of older Canadians have increased by almost 10 percentage points since 1996 and are now comparable to averages for members of the Organisation for Economic Co-operation and Development (OECD).

■ However, in some OECD countries, such as Japan, the U.S. and most Nordic countries, older people have markedly higher participation rates.

■ Minimizing institutional and financial disincentives to work has the potential to raise the labour force attachment of older Canadians.8

■ While increasing the labour force attachment of older workers, immigrants and Aboriginal people will help Canada achieve its full economic and social potential, the share of the Canadian population that is working will nevertheless soon begin to fall as a consequence of population aging.

■ Therefore, increasing productivity constitutes the main channel through which to ensure sustained growth in living standards.

[8]	Increasing the labour force participation rate of older workers (persons aged 55 to 64) by 10 percentage points would increase the overall employment-to-population ratio by approximately 1.5 percentage points on average over the projection period, without, however, changing the overall trend of the ratio.

ANNEX 3

Improvements in the living standards of Canadians will increasingly have to rely on productivity

■ Since 1997 Canada’s productivity growth has improved. The investment in and use of information and communications technologies have been key drivers in this recent improved productivity performance.

■ But the productivity outlook is highly uncertain. On average, productivity growth was 3 per cent between 1962 and 1973, declined to 1.2 per cent for the following two decades and then increased again to 1.9 per cent between 1997 and 2003.

■ The Government has put in place a sound macroeconomic framework to support productivity. Nevertheless, this does not guarantee that productivity growth will not slow down in the future — as it did in the early 1970s.9

■ Given the growing importance of productivity for living standards, this sound macroeconomic framework is now more important than ever to ensure that Canada takes advantage of emerging technological opportunities and mitigates potential productivity growth slowdowns.

■ And, over long periods, even a small increase in productivity growth has significant implications for living standards and the financial sustainability of social programs.

[9]	Economic research suggests that aging in itself may have both positive and negative effects on productivity growth. However, the net effect of aging on productivity growth is likely to be small as compared to potential changes in the pace of technological progress.

THE BUDGET PLAN 2005

Canada must concentrate on the drivers of productivity growth

■ To increase living standards, Canada must concentrate on the drivers of productivity growth: human capital, physical capital and innovation.

■ Productivity can be improved directly through higher investment in human and physical capital. Human capital investment increases workers’ efficiency and effectiveness, while providing workers with additional and better equipment enables them to produce more goods and services.

■ Larger investments in human and physical capital can also increase productivity indirectly through increased innovation. Innovation provides the technology and production practices to help improve the way workers do things, and results in greater efficiency. Innovation also provides the opportunity for entirely new kinds of goods and services to be produced.

■ These drivers of productivity reinforce each other. Innovation produces new ideas that may be embedded in new physical capital, which in turn can be exploited by skilled workers to increase productivity.

ANNEX 3

Sound macroeconomic and structural policies support productivity growth

Policy Framework to Improve Productivity

Macroeconomic Policies		Structural Policies

▪	Low and stable inflation	▪	Support for learning

▪	Prudent fiscal planning and balanced budgets	▪	Policies to encourage research and development

▪	Declining debt-to-GDP ratio, with an objective of 25 per cent	▪	A fair, efficient and competitive tax structure

		▪	Efficient financial markets

		▪	Efficient regulation

		▪	Policies to promote international and internal trade and attract foreign investment

		▪	A sound public infrastructure

		▪	Sound policies for a sustainable environment

■ Since most investments in the drivers of productivity growth are made by individuals and businesses, the role of the Government is to enhance and strengthen its policy framework to encourage all Canadians to invest more in these drivers.

■ The first step in setting such a policy framework is to create macroeconomic conditions that are conducive to investment and productivity growth.

■ Low and stable inflation and sound fiscal management keep interest rates low, reduce uncertainty and boost confidence. These in turn encourage investment in human and physical capital and innovation, and therefore promote productivity growth.

■ While a sound macroeconomic policy is essential to a productivity-enhancing framework, it must be complemented with structural policies that encourage and support investment in the drivers of growth.

■ The Government has taken steps in that direction in recent years and will continue to do so, but above all, the sound macroeconomic policy framework that has been put in place must be preserved.

Annex 4

A Framework for Evaluation of Environmental Tax Proposals

THE BUDGET PLAN 2005

Introduction

The Government of Canada strives to develop and implement policies that enhance productivity, competitiveness, growth and jobs while ensuring the sustainability of our resource base and the quality of our natural heritage. Strong, sustainable growth provides the resources to meet Canada’s social needs, to foster innovation, and to enhance standards of living and quality of life for this and future generations. The pursuit of sustainable growth requires that economic and environmental considerations be integrated into all aspects of decision making. In the best of cases, this will ensure that economic and environmental goals are advanced together. In others, it will entail trade-offs among these goals, but with informed decision making and choices that reflect careful deliberation.

     The integration of economic and environmental considerations is how Canada will best achieve reductions in greenhouse gas emissions in order to combat climate change. It is also how Canada will assure clean air and clean water, protect species at risk, and manage the Great Lakes.

     A strategy for a productive, growing economy and a sustainable environment requires that the Government deploy the full range of available policy instruments to maximize its leverage. In the pursuit of environmental goals, this will include regulatory instruments whereby government sets the rules, and markets — producers and consumers — are asked to adapt accordingly. It will encompass voluntary agreements and public expenditure, such as investment in innovation. Importantly, it will also include “economic instruments” — such as targeted grants and subsidies, and tax measures — that are intended to leverage market forces and to induce efficient, environment-friendly market outcomes (see box below).

     In Canada, and internationally, organizations have underscored the potential contribution of economic instruments for achieving environmental goals in an efficient manner. At home, the National Round Table on the Environment and the Economy (NRTEE) and the Green Budget Coalition, among others, have proposed wide-ranging policy changes under such themes as “green budgeting” or “ecological fiscal reform.” Internationally, the Organisation for Economic Co-operation and Development (OECD) has commented that Canada could usefully enhance its reliance on economic instruments to achieve its environmental policy goals while maintaining sustained economic growth.

ANNEX 4

     Economic instruments, in turn, comprise a set of tools, one of which is the tax system. The basic role of the tax system is to generate revenue to fund public goods and services. Tax policy aims to ensure that this is achieved in a manner that is economically efficient, fair, and as simple as possible for compliance and administration. In some circumstances, the tax system may also be used to pursue other government policy objectives. Because of its breadth and reach, the tax system may impact a wide range of economic decisions. Accordingly, it has the potential to make an important contribution to the Government’s sustainable growth agenda.

     The use of the tax system to advance environmental goals — or any other objective of public policy — must be judicious. For any particular goal, use of the tax system must be assessed relative to other instruments of policy, including other economic instruments such as subsidies or emissions trading systems. Principles of sound public policy require that the Government identify the set of instruments, including taxation, that will make the best contribution to its environmental goals, at the lowest cost (or with the greatest net benefit) for government and the economy, and in the fairest and simplest manner. Initiatives must also be pursued within the context of a commitment to balanced budgets and sound fiscal management.

THE BUDGET PLAN 2005

     The Government of Canada has put in place a range of economic instruments, including tax measures, that play an important role in advancing sustainable growth. This budget proposes several such measures, including a Clean Fund, expansion of the Wind Power Production Incentive and EnerGuide for Houses Retrofit Incentive programs, as well as the acceleration of capital cost allowances for a broadened range of efficient and renewable energy generation equipment. The Government intends to go further, and will do so in successive budgets.

     This annex sets out the context and criteria that may guide the analytical evaluation of options to use the tax system to pursue environmental goals. As a framework, it is intended to contribute to the public policy debate and to facilitate dialogue with other levels of government, organizations and individuals who are concerned with the integration of economic and environmental factors in policy making and the pursuit of sustainable growth.

Market Forces, Market Failures, and the Case for Government Intervention

Under perfect conditions, market forces ensure that producers and consumers of goods and services integrate all costs and benefits of production and consumption into their decision making. Market prices are then established at levels that reflect all of these costs and benefits, and no government intervention is required to achieve an efficient allocation of resources in the economy.

     In practice, perfect market conditions do not always hold. In some cases, the supplier does not bear all of the costs of production: other costs, called “negative externalities,” are borne by other parts of society. Market prices then understate actual costs, and production and consumption levels are too high from the perspective of society. In other cases, producers or consumers may not capture all of the benefits of certain goods or services and “positive externalities” may accrue to other producers or consumers, or to future generations. Market prices are then above socially optimal levels, and production or consumption levels correspondingly are too low.

ANNEX 4

     The presence of externalities, or other “market failures” such as lack of information in the hands of decision makers, generally underpins the case for government intervention. Under certain conditions, government may be able to correct for such market failures by implementing financial incentives or disincentives that establish improved price signals. Supply and demand may then respond in a manner that satisfies both private and broader public interests. If well designed, the intervention leverages the capacity of the marketplace to adjust, to innovate, and to minimize the cost of achieving defined public policy goals (see box below).

Environmental Costs, Market Prices and Taxes

When markets are functioning properly, prices are a reliable guide to the cost of producing goods and services. This allows society to make the best use of its resources. But when producing or consuming a good imposes environmental costs not faced by producers or consumers individually, these additional costs are not factored into market prices. As a result, market prices for certain goods are too low, and more of these goods are produced or consumed than would be the case if decision makers took into account the environmental costs that have to be borne by society at large.

For illustrative purposes, the case of an industrial process that causes pollution (e.g. release of toxic substances) is depicted, in simplified form, in the adjacent chart. If firms decide how much to supply (based on demand and the cost of labour, materials and capital) and do not consider environmental costs that they do not have to bear, the free market equilibrium (A) is not optimal. Assuming each unit of production creates the same amount of pollution, the supply curve that would apply if the producer had to bear the environmental costs is an upward rotation of the market supply curve, indicating a lower level of production at all prices.

One approach to improving the market outcome is to impose a tax on production. If the Government sets the tax at the right level, the new equilibrium will occur at a point (B), where prices reflect the private costs of production as well as the environmental costs. The quantity produced and consumed is then reduced from Q0 to Q 1. Resources (labour and capital) not used may then be deployed more efficiently to other uses.

Whether such an illustrative example may be applied in practice depends, case-by-case, on a broader range of factors such as those set out in the framework described in this annex.

THE BUDGET PLAN 2005

     Economic instruments encompass a range of tools that have been used in specific circumstances, both in Canada and internationally, to advance environmental goals. Some of these tools are broad-based, affecting transactions across a range of products, technologies, or sectors of the economy. Others are more targeted. In addition to the tax system, the tools include tradable permits, grants and subsidies, and government procurement policy (see box below).

Economic Instruments for the Pursuit of Environmental Goals — Examples

Tax measures can be structured as either incentives or disincentives to induce a change of behaviour on the part of producers or consumers in favour of more environment-friendly goods, services, or activities. Federal environmental tax measures implemented in recent years include accelerated capital cost allowance for energy efficient and renewable energy generation equipment (Class 43.1), which is enhanced in Budget 2005, excise tax relief for alternative fuels, and a reduced inclusion rate on capital gains for donations of ecologically sensitive land.

A system of tradable permits may be used to limit the amount of pollution emitted by firms. After an initial allocation, these permits can be purchased and sold by firms. Firms with relatively low pollution abatement costs have an incentive to reduce their emissions and sell excess permits to firms that have higher abatement costs. As a result, only the most efficient methods of abatement are used, minimizing the cost of achieving the mandated reduction. In January 2005, the European Union Greenhouse Gas Emission Trading Scheme (EU ETS) commenced operation as the largest multi-country, multi-sector greenhouse gas emission trading scheme, worldwide.

Grants and subsidies are payments designed to encourage the recipients to undertake specific environment-friendly activities. For example, Natural Resources Canada, through its EnerGuide for Houses Retrofit Incentive program, provides grants to Canadian homeowners who make retrofit improvements that increase the energy efficiency of their homes. The grants lower the cost of the retrofit and stimulate market demand for home insulation production and services. This program is expanded in Budget 2005.

Procurement policies, such as the Government’s “Green Procurement” initiative, involve the practice of acquiring goods and services that minimize the use of natural resources, the use and production of toxic materials, and/or emissions of greenhouse gas and other air pollutants. The Federal House in Order (FHIO) initiative is the federal government’s plan for reducing greenhouse gas emissions (GHGs) within its own operations. Through this initiative, the 11 departments and agencies that account for 95 per cent of the Government’s GHG emissions have agreed to meet collectively a target of reducing greenhouse gases within their operations by 31 per cent, from 1990 levels, by 2010.

ANNEX 4

      Against this background, the use of the tax system covers two key types of interventions:

■   The imposition of specific taxes to ensure that environmental costs — the negative externalities — are factored into the price of goods produced and consumed, consistent with the “polluter-pays principle” (see box below). This may be advocated, for example to discourage the production and use of toxic substances that need not be banned altogether.

■   The implementation of tax incentives to “price-in” positive externalities and to encourage the adoption by producers or consumers of more environment-friendly technology, goods or services.

What is the Polluter-Pays Principle?

The “Polluter-Pays Principle” is a concept that addresses the allocation of the costs of pollution prevention, control and remediation measures in a manner that encourages a rational use of scarce environmental resources. As a policy principle, it means that the polluter should bear the costs of activities that directly or indirectly damage the environment. This cost, in turn, is then factored into market prices.

       There are limits to the judicious use of the tax system to advance economic growth and a sustainable environment. It is not sufficient that a market failure be identified. In some cases, there may not be a specific measure that could be implemented effectively to correct for the market failure. Further, government intervention has its costs. It may give rise to unintended and/or undesirable consequences. It may generate other economic distortions, or be unfair to certain producers or consumers.

       It is important that all such considerations be factored into the analysis of environmental tax proposals. Where a clear goal is established, proposed tax measures must be assessed against a set of criteria that must also guide the evaluation of alternative forms of intervention — including regulation, spending, and other economic instruments.

THE BUDGET PLAN 2005

Evaluating Environmental Tax Proposals

The basic role of the tax system is to raise revenue to fund government expenditures and to do so in a manner that is economically efficient, fair, and as simple as possible for compliance by taxpayers and administration by the government. The management of the tax system entails not only establishing the overall level of taxation in the economy, but also the structure of the tax system. This includes, for example, addressing how tax bases are defined, and how the tax burden will be shared among taxpayers.

     Proposals for new environmental taxes may be assessed on a case-by-case basis, taking into account the following criteria.

     Environmental effectiveness: whether, and to what extent, the proposal will contribute to achieving the environmental goal.

     Fiscal impact: how the proposal will affect government expenditures or revenues.

     Economic efficiency: how the proposal will affect the allocation of resources in the economy and Canada’s global competitiveness.

     Fairness: how the impacts of the proposal are distributed across sectors of the economy, regions or groups within the population.

     Simplicity: how governments will administer the proposal and how affected individuals or parties will comply — and at what cost.

     Of course, there may be trade-offs among these different criteria that will require a decision, by government, on the relative weight to be applied to each criterion in making choices and establishing priorities.

Environmental Effectiveness

As a general proposition, an environmental tax measure will be effective if it induces a change in producer or consumer behaviour that achieves the environmental goal. This presupposes that two key conditions can be met.

■ The environmental tax measure can be targeted effectively.

■ It is likely to alter consumer or producer behaviour and generate an improved environmental outcome.

Effective Targeting

Effective targeting means that the measure can be designed to affect the transactions in the marketplace — and then, to the extent possible, only those transactions — that are germane to the pursuit of the environmental goal.

ANNEX 4

For a tax measure, this requires that clear and objective parameters can be established in law to ensure that the tax incentive or disincentive will apply where it is most likely to make a difference.

     In this regard, the tax system has some limitations. First, key parts of the tax system impact various segments of the marketplace differently. Specifically, income tax measures such as deductions or credits will generally affect only individuals or corporations that are, or may become, taxable. They will not affect entities like governments, Crown corporations, or non-profit organizations that do not pay income taxes. Similarly, corporations that do not have taxable income will tend to discount deductions or credits that have no immediate impact on their tax liability. Correspondingly, income tax measures may have a different value for different firms. This is in contrast to grants or subsidies that may be paid equally to all recipients. For example, whereas the Wind Production Power Incentive may be paid in the same amount to all producers, the value of accelerated capital cost allowance for the related capital investment will depend on whether the producer is in a taxable position today, or likely to be in the future. In contrast to income tax measures, excise tax measures (e.g. fuel excise tax relief for renewable fuels) may apply more evenly across market segments.

     Second, the tax system is a relatively blunt instrument. The conditions of application of a tax measure are set in law, taxpayers are required to comply, and the Canada Revenue Agency administers the measure on that basis. As a general proposition, tax measures are not easily targeted to a very narrow segment of the market, or made to adapt to diverse circumstances or conditions. An expenditure program may be designed and administered in a manner that allows more discretionary application and narrow targeting to achieve a specific goal.

Consumer and Producer Responsiveness to Tax Measures

The effectiveness of an environmental tax measure depends on the sensitivity of demand and supply to changes in prices (see box for an illustration of this concept).

     If a tax incentive is applied to a product for which demand is relatively insensitive to price changes, it will create “windfall” effects: the environmental benefit will be small and most of the fiscal cost will represent a transfer from taxpayers to purchasers of the subsidized product. In other words, a proposed tax measure that does not alter measurably the behaviour of producers or consumers will not be effective. An effective measure is one that will not simply reward good behaviour — although that may be considered appropriate in its own right — but one that will also induce a positive change in consumer or producer behaviour.

THE BUDGET PLAN 2005

Financial Incentives, Price Responsiveness and Environmental Effectiveness

The ability of a financial incentive, as may be provided by a tax measure, to affect consumer or business spending depends on the sensitivity of both demand and supply to changes in prices. For example, if consumer spending on home insulation is relatively sensitive to prices and there are no substantial supply constraints, a financial incentive can generate an increase in consumer spending on home insulation that will justify the fiscal cost. This situation is shown in Chart 1.

Initially the market is at the point A, with a price Pm and a quantity Q0. A financial incentive is introduced that increases demand from Q0 to Q1 at the market price, Pm, since the net price to consumers, Ps, is reduced. This is illustrated by the rightward shift of the demand curve, which moves the market equilibrium point from A to B. The rise in spending depends only on the sensitivity of demand to price since additional supply is assumed to be available at prevailing prices. The fiscal cost of the incentive is determined by the total quantity consumed (Q1) multiplied by the subsidy rate (Pm- Ps). That is, all purchasers of home insulation benefit from the incentive, including those who would have made a purchase without it.

If demand is less sensitive to price, or if the market price rises along with demand due to supply constraints, incentives become less effective. In particular, if market supply is highly constrained, producers will absorb most of the benefits of the incentive through higher prices, with only a small change in the quantity consumed. This situation is illustrated in Chart 2, which shows the market price Pm 0 to rising from Pm1 along with a small change in demand from Q0 to Q1.

The prospective effectiveness of the subsidy, as determined by the sensitivity of both demand and supply to price, is an important consideration in evaluating a proposed incentive. Comparing the cost of the subsidy to the induced change in spending gives a preliminary indication of cost-effectiveness. Everything else being equal, the greater the “leverage” of an incentive (i.e. the increase in spending relative to the fiscal cost) the greater will be its cost-effectiveness. In Chart 1, the increase in spending exceeds the cost of the incentive, while the opposite situation is depicted in Chart 2.

ANNEX 4

Fiscal Impact

Environmental tax measures will generally have an impact on tax revenues and the Government’s overall fiscal framework. For this reason, they must be assessed in the broader context of a commitment to balanced budgets, sound fiscal management and an efficient tax system.

Tax Incentives

A tax incentive represents foregone government revenue. In other words, it imposes a cost that, in a balanced budget context, must be offset by higher taxes, or reduced spending, elsewhere. The cost of a tax incentive may be difficult to estimate precisely because it depends on the degree of taxpayer take-up. This is in contrast to an expenditure program to which a defined amount of money may be allocated.

     In comparing and ranking alternative proposals, it may be useful to evaluate the projected fiscal cost against the expected environmental benefits. For example, measures may be ranked by how many tonnes of greenhouse gas emissions reductions they produce per dollar of foregone tax revenue. Such comparisons may be carried out across tax and non-tax measures to help identify the most cost-effective environmental policy measures.

Tax Disincentives

A tax disincentive may, alternatively, raise additional government revenue. This revenue will generally be deposited in the Government’s Consolidated Revenue Fund and be used to reduce other taxes, or to fund public spending.

     Tax measures can be revenue neutral if they are structured in such a manner as to raise the level of tax paid by some taxpayers, while at the same time lowering the level of tax paid by others. Such an approach could be developed in respect of a set of measures that collectively would contribute to advancing environmental objectives while being neutral from a fiscal standpoint. While the result in terms of the total level of taxation could be neutral, it could be positive in terms of both environmental and economic efficiency outcomes (see “Economic Efficiency” below).

     In some instances, there may be a case for directing some of the revenues of an environmental tax to a specific use — a concept generally referred to as “revenue earmarking.” The rationale often cited by proponents of this approach is that the willingness of taxpayers to pay will be higher if there is a direct and transparent link between the incidence of the tax and the subsequent use of its proceeds (e.g. a tire tax to fund tire disposal costs).

THE BUDGET PLAN 2005

     From the Government’s perspective, however, in some circumstances earmarking may reduce fiscal flexibility and result in some programs being over-funded, and other priorities being under-funded.

Other Considerations

Some proposed environmental tax measures—i.e. measures that affect the income tax base or the goods and services tax (GST) base—could have financial implications for provinces that share the same tax bases under agreements with the federal government.

     In all cases, because of their fiscal dimension, proposals for federal environmental tax measures will generally be assessed in the broader context of developing fiscal priorities for the annual budget.

Economic Efficiency

Aside from the fiscal cost or revenue, economic costs or benefits of a tax measure must also be assessed and related to environmental benefits. There are three key considerations: internal efficiency, competitiveness, and adjustment costs.

Internal Efficiency

A key thrust of a policy to integrate environmental and economic factors into decision making is to identify environmental solutions that also contribute to improved economic performance. Where market failures can be identified, a well-targeted tax measure may provide improved price signals, contribute to a more productive use of resources, stimulate technological innovation, and hence improve the efficiency of the economy. Careful analysis is required to assess the market failure and to determine whether a tax measure can properly deliver the intended adjustment to prices. This will inform how the tax measure may affect the allocation of resources in the economy and productivity. The benefits of correcting an environmental market failure, however, may not always be captured in economic performance, as conventionally measured. In these instances, the loss in measured economic output must be compared to the benefits of a better environment, evaluated more subjectively.

ANNEX 4

     An important, related consideration is how environmental tax measures may affect the structure of the tax system. Within a revenue-neutral framework, tax incentives would be offset by higher taxes elsewhere. Conversely, environmental taxes that generate revenue would allow reductions in other taxes. Analysis shows that different taxes impose different costs on the economy.1 For example, taxes on consumption tend to impose lower economic costs than taxes on investment or saving. Correspondingly, environmental tax measures may generate added benefits or costs depending on whether their effect is to improve, or to lessen, the overall efficiency of the tax system.

Competitiveness

Consideration must also be given to the impact—positive or negative—of a proposed measure on international competitiveness. This will include assessing the effect on both the overall level of taxation and the incidence of taxes on those sectors of the economy engaged in competition, at home or abroad.

Adjustment Costs

By changing the behaviour of economic agents, tax measures will cause adjustments in the marketplace that may entail some costs. For example, tax measures that would reduce demand for a particular good will affect the producers of that good. The producers may respond by investing in new technology, or alternatively, by lowering production or shutting down their facilities. It is important that such scenarios be reviewed and that corresponding economic or social costs be identified.

Fairness

The fairness of a proposed tax measure relates to the distribution of the burden of the tax, or of the benefit of the tax incentive.

     Generally speaking, it is considered fair that polluters pay a tax, and that firms and consumers willing to adopt environment-friendly behaviour benefit from a tax incentive. Nonetheless, the application of tax measures may, in some circumstances, be perceived to affect or benefit disproportionately particular individuals, regions, or sectors of the economy. The assessment of distributional impacts is an important part of the evaluation that poses particular difficulties as it may bring trade-offs into play.

[1]	“Taxation and Economic Efficiency: Results From a General Equilibrium Model,” Tax Expenditures and Evaluations, Department of Finance, 2004.

THE BUDGET PLAN 2005

Simplicity

Tax measures will work best if they are relatively simple and can be easily understood by affected taxpayers.

     Compared with spending programs or regulation, tax measures will tend to work best where the intention is to leave more of the decision making and responsiveness in the hands of producers and consumers. Through the use of a tax measure, the Government affects a price or another economic parameter, and it lets economic agents respond accordingly. In the best of cases, this minimizes bureaucratic involvement and promotes flexible, cost- effective responses by taxpayers.

     However, if the targeting of the measure or its adjustment over time requires a complex set of rules, this benefit may be lost and the tax system — its design, administration and compliance — may become unwieldy. Costs for the Government to administer and monitor, and taxpayers to comply with a measure, may become prohibitive.

Summary

The pursuit of a productive, growing and sustainable economy requires that both environmental and economic considerations be integrated into decision making.

     In this context, the case for government intervention in pursuit of environmental goals is founded in large measure on the need and opportunity to correct market failures. Where market failures exist, well-designed government intervention can foster a more rational use of resources and enhance both environmental and economic outcomes.

     The Government has a range of policy instruments at its disposal. Important among these are economic instruments — including tax measures — that aim to leverage the capacity of the marketplace to respond to price signals, to innovate, and to contribute to the achievement of policy goals at the lowest cost.

     Environmental tax proposals may be evaluated against five criteria: environmental effectiveness, fiscal impact, economic efficiency, fairness, and simplicity. With the benefit of a detailed evaluation, a tax measure may be shown, in some circumstances, to be the most appropriate policy instrument for addressing an environmental problem. In others, it may not be the instrument of choice.

ANNEX 4

     For any environmental goal, it is important that consideration be given to all of the available policy instruments and that solutions be identified that produce the best results for the environment, at the lowest cost for taxpayers and the economy, and in the fairest and simplest manner. Sound fiscal management and the pursuit of an efficient tax structure will require that consideration be given to both tax incentives and tax disincentives.

     Opportunities to use the tax system to advance environmental goals will continue to be actively considered. For this purpose, it will be necessary to engage stakeholders, non-governmental organizations and interested Canadians on the best means to promote sustainable growth. The framework set out in this annex is intended to facilitate this dialogue and to foster a shared understanding of policy considerations that may be taken into account as proposals are developed, assessed and implemented.

Annex 5

The Government’s Response
to the Auditor General’s
Observations on the 2004
Financial Statements

THE BUDGET PLAN 2005

The Auditor General of Canada expressed a “clean” opinion on the Government’s financial statements for 2003–04. This means that the financial statements present fairly, in all material aspects, the financial position of the Government of Canada. This marks the 6th consecutive year—and the 11th time in the last 13 years—that the Auditor General has given a clean opinion on the Government’s financial statements.

     The Auditor General also raised two issues for Parliament’s attention as well as a number of ongoing accounting challenges, and commented on the status of items reported in previous years in her “Observations” to the financial statements. This annex reviews these Observations.

Foundations

Since 1997 the federal government has provided over $9 billion to a number of foundations, such as the Canada Foundation for Innovation, the Canada Millennium Scholarship Foundation, Canada Health Infoway Inc., Genome Canada and the Canada Foundation for Sustainable Development Technology. These foundations are not-for-profit organizations governed by independent arm’s-length boards of directors made up of experienced and knowledgeable individuals with expertise in specific areas of research, development and learning. Their arm’s-length nature, financial stability and focused expertise allow them to address specific challenges in a highly effective, non-partisan manner. The Government views these organizations as alternative means to better serve the long-term interests of Canadians and address specific challenges and strategic national needs.

     The Auditor General questions the way that the Government accounts for its transfers to these foundations. She believes that the Government should record the expenses only when the foundation distributes funds to the ultimate intended recipient rather than recording the liability as an upfront expense to the foundation. However, the Auditor General notes that she “cannot state unequivocally that the Government has not complied with objective accounting standards established by the Canadian Institute of Chartered Accountants’ Public Sector Accounting Board (PSAB).”1 PSAB has recently issued a new standard on the reporting entity for government, which is to be implemented by the 2005–06 fiscal year, and which primarily relates to the control the Government has over an organization. If it is determined that the Government exercises control over the organization, that organization should be included in the financial results of the Government.

[1] Public Accounts of Canada, 2001, p. 1.33.

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The Government is in the process of examining its relationship to each foundation vis-à-vis the new standard and discussing the implications with the Office of the Auditor General. However, for these organizations to provide independent, non-partisan decision making, it is important that the Government not control, or be perceived to control, these organizations. If it was determined that the Government actually controlled these organizations from an accounting perspective, it would have to seriously review this vehicle as an alternative to delivering public policy.

The Auditor General also notes that:

“the accountability and governance structures for the foundations may be influenced by the desire to ensure that transfers to foundations can be treated as expenses immediately, rather than when these funds are used by the foundations for their ultimate purposes. In my view, decisions on funding and accountability should be based on the need for sound management of public funds; they should not be based on the goal of achieving a desired accounting result.”2

       Since 1994 the Government has followed a prudent approach to budget planning. Economic and fiscal forecasting, however, is more of an art than a science. Recognizing this, the Government announces new spending initiatives and tax relief measures to address many competing priorities only when it is certain it has the funds to sustain these initiatives on an ongoing basis, without going back into deficit. It will not finance such initiatives through new borrowings. As a result, some initiatives are announced during the course of the fiscal year, when there is more certainty regarding the outcome. In fact, since 1997, when it recorded its first budgetary surplus in 27 years, the Government has transferred nearly $15 billion to the provinces and territories, in most cases using a mechanism comparable to foundations. The Auditor General has not expressed any concerns over these transfers.

       For more information, see the backgrounder Accountability of Foundations, which is available on the Department of Finance Web site at www.fin.gc.ca.

[2] Public Accounts of Canada, 2004, p. 2.28.

THE BUDGET PLAN 2005

Employment Insurance Account Surplus

The Auditor General states that, in her opinion, the Government has not been observing the intent of the Employment Insurance Act when setting the employment insurance contribution rate. She urged the Government to resolve this long-standing issue.

     The Government recognizes that there are inconsistencies in the rate-setting mechanism set out in the Employment Insurance Act. As a result, it announced in the 2003 budget that it would undertake a review of the premium rate-setting process, based on the following principles:

■   Premium rates should be set transparently.

■   Premium rates should be set on the basis of independent expert advice.

■   Expected premium revenues should correspond to expected program costs.

■   Premium rate setting should mitigate the impact on the business cycle.

■   Premium rates should be relatively stable over time.

     The Government proposes to resolve this outstanding issue. The proposal is provided in detail in Chapter 4. A summary of these proposals is provided below.

■   Annual calculations of the employment insurance (EI) break-even rate would be undertaken by the EI Chief Actuary in September, based on the average of the private sector economic forecasts and the benefit structure in place at that time. The break-even rate would be on a forward-looking basis, without reference to previous experience.

■    The calculations would be presented to the EI Commissioners so that they can consult with their respective constituents.

■   The EI legislation will be amended to give the EI Commission the authority to set the premium rate. The premium rate set by the Commission could not change by more than 15 cents from the previous year. The Government of Canada would reserve the right to override the rate set by the Commission, if it were in the public interest to do so, through an Ordering Council no later than November 30th.

■   In order to provide premium rate stability through the transition to the new rate-setting mechanism, the Government commits to ensuing that the employee rate for the next two years will not exceed $1.95. As a measure of prudence in case the legislation is not passed in time, the Government proposes to give the Governor-in-Council the authority to set the rate for 2006 in the fall of 2005.

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Ongoing Accounting Challenges

This section deals with accounting challenges raised by the Auditor General related to the Government’s financial statements. These challenges relate to the Department of National Defence’s recording and tracking of the cost of its inventory, and the former Canada Customs and Revenue Agency’s recording of tax revenue and receivables. The Auditor General notes that neither issue is significant enough to undermine the fair presentation of the financial statements.

     With the adoption of full accrual accounting, inventories are now recognized as part of the Government’s non-financial assets. Most of these inventories are at National Defence. The Auditor General noted improvements made by National Defence but also outlined a number of concerns relating to early identification of errors in the estimates and the limited progress in determining obsolete inventory. The Department has initiated an action plan to address the issues raised by the Auditor General.

     The Auditor General also noted limitations to the former Canada Customs and Revenue Agency’s financial reporting system for tax revenues and receivables. The Department is working closely with officials from the Treasury Board Secretariat, Department of Finance and Office of the Auditor General to address these concerns.

Status of Items Reported in Previous Reports

The Auditor General also commented on the status of a number of issues that she reported in her Observations on previous years’ financial statements. These are discussed below.

i) Timely Reporting

The Auditor General has indicated that the usefulness of the Government’s summary financial statements is diminished when they cannot be made public until six months after year-end. She notes the challenges the Government faces in the preparation of more timely statements.

     The Government agrees with the Auditor General that it should consider how to complete and table its summary financial statements more expeditiously. Fiscal year 2002–03 was the first year under full accrual accounting and, as the Auditor General notes, the accrual of tax revenue does take a significant amount of time after the year-end to calculate.

THE BUDGET PLAN 2005

The accuracy of reported tax revenue is—and must be—a goal of the Government’s financial reporting. But as the Government gains experience in the next few years with full accrual accounting, more accurate estimates of accrued tax revenues should be feasible on a more timely basis. The Government will work closely with the Auditor General to accelerate the release of its financial results.

ii) Clarity in Terminology

The Auditor General feels that the use of the term “federal debt” in government publications in place of “accumulated deficit” could be misinterpreted by Canadians.

     When full accrual accounting was first announced in the 2003 budget, the Government took great pains to explain the two terms. In almost every instance that the term “federal debt” was used, it was explained as being equivalent to the “accumulated deficit.” In surveys of Canadians’ understanding of the Government’s finances, many still feel the federal government is in deficit, although it has reported seven consecutive annual surpluses. Terms like “accumulated deficit” may present the impression that the federal government is still in deficit. Therefore, the Government used the term “federal debt” to describe its accumulated financial position to avoid that incorrect interpretation.

iii) Departmental Financial Statements

The Government committed to having departmental financial statements audited within five years. While much has been accomplished, the Auditor General is still concerned about the amount of work that still needs to be done.

     Plans are being developed, in consultation with the Office of the Auditor General, so that progressively over the next five years, departmental financial statements can be audited. All departments and agencies currently prepare accrual-based financial statements and a number of these are already being audited and tabled in Parliament.

iv) Netting

With the audited financial statements for 2002–03, the Government resolved a long-standing dispute with the Auditor General by presenting these statements on a gross basis of accounting only. In previous years the results were presented on both a gross and net basis. The Auditor General felt that this dual presentation was confusing to users.

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     However, the budget and the monthly Fiscal Monitor are presented on a net basis. This is the basis on which Parliament approves funding to departments. As a result, the Canada Child Tax Benefit is netted against personal income tax revenues, departmental revenues levied for specific services are netted against expenses and expenses of consolidated Crown corporations in excess of their appropriations are netted against their total revenues. This classification has the effect of reducing both revenues and expenses by an equal amount, thereby having no impact on the budgetary balance. The Annual Financial Report of the Government of Canada provides the reconciliation between these two bases of presentation.

     The Auditor General feels the use of the different classification systems is confusing to users and urges the Government to present its budget, The Fiscal Monitor and the Annual Financial Report on a gross basis only.

     In Budget 2004 the Government indicated that it would explore ways in which the budget, Annual Financial Report and Public Accounts could be prepared on a comparable basis. As noted in Chapter 7 and in the section below, the Government has launched a review of its reporting to Parliament as part of its efforts to enhance accountability and transparency. In addition, the forecasting review exercise, currently underway, is expected to make recommendations with respect to increased transparency in the presentation of the fiscal projections. The Government will await the results of these exercises before making any changes to the presentation of the fiscal results in the budget and The Fiscal Monitor.

v) Reporting to Parliament

The Auditor General recommends that the Government consider enhancements to the way it reports its financial results to parliamentarians and other interested Canadians.

     The Treasury Board Secretariat has established a special working group to consult with interested parties and make recommendations to enhance its reporting of financial and non-financial results. The group will work closely with officials from the Office of the Auditor General.

Annex 6

An Effective and Efficient
Legislative Framework
for the Canadian
Financial Services Sector

A Consultation Document for the
2006 Review of Financial Institutions Legislation

THE  BUDGET  PLAN  2005

Preface

The Government of Canada’s commitment to conducting regular reviews of the federal financial services regulatory framework has been key to promoting the efficiency and competitiveness of the sector. Legislation amending the financial institutions statutes must be brought into force by October 2006, as the sunset clauses in the Bank Act, Insurance Companies Act, Trust and Loan Companies Act and Cooperative Credit Associations Act provide for an automatic five-year review of the legislation. This is a practice that sets Canada apart from virtually every other country in the world, providing an important advantage to Canadian financial institutions relative to their foreign competitors.

     This review will build on a sound base of existing legislation and recent reforms. The current legislative framework, which was the result of many years of hard work and thorough reflection, is working well. In 2001 Bill C-8 overhauled the federal financial services regulatory framework. We can build on that base by improving the framework so it meets its objectives as effectively and efficiently as possible.

     This paper sets out broad directions for the legislative review. It also provides examples of potential initiatives to improve the current framework in order to stimulate debate, generate ideas and provide a starting point for discussions. We invite all financial sector stakeholders and Canadians to make their views known on these and other issues, so that the framework for this essential sector of our economy works as well as it can to the benefit of all Canadians.

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Process

The Budget 2005 announcement and this consultation document launch the process leading to the 2006 legislative review. The consultation period will run from now until June 1, 2005. Subject to the consent of submitting parties, comments received will be made available on the Department of Finance’s Web site.

     During the summer of 2005, work will progress to complete the policy review, draft policy proposals and produce a white paper. The white paper will be released in the fall of 2005, after which the House of Commons Standing Committee on Finance and the Standing Senate Committee on Banking, Trade and Commerce will have the opportunity to review it and provide comments. The drafting of the bill will be completed during the winter of 2005–06, and legislation will be introduced in the House of Commons in early 2006, with a view to having it come into force by the deadline of October 2006.

THE BUDGET PLAN 2005

Introduction

The financial services sector is one of the most important engines of economic growth in this country. It employs over half a million people and contributes over 6 per cent of Canada’s gross domestic product. The financial sector plays a crucial enabling role for the rest of the economy, channelling savings to productive investment and helping households and businesses insure against risks.

     The Government of Canada is responsible for the oversight of the regulatory framework governing federally regulated financial institutions in Canada. As such, the Government plays an important role in the evolution of the Canadian financial services sector and its contribution to the Canadian economy.

     In this review, the Government is considering making selective changes to the financial institutions’ statutes, aiming to achieve three principal goals:

■	Enhancing interests of consumers.

■	Increasing legislative and regulatory efficiency.

■	Adapting the framework to new developments.

     The following sections set out illustrative examples of proposals under each of these three headings. These proposals reflect a number of issues the Department of Finance feels are worth exploring as we strive for a more efficient and stable financial system, although it is not intended that this be an exhaustive list.

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Enhancing Interests of Consumers

The Government is committed to providing a fair and balanced framework that preserves the health and strength of the sector and, at the same time, allows its evolution to benefit all Canadians. To strike that balance, it is important to ensure that consumer rights are adequately protected. The following sets out examples of proposals to adjust the legislative framework to ensure that the Canadian financial services industry continues to benefit Canadian consumers.

Potential Initiatives

General Review of Disclosure Provisions

Consumers are best served in an environment where they have access to sufficient information to make educated choices. Financial institutions statutes emphasize disclosure to achieve the best possible service in the financial sector. These disclosure requirements must remain effective and evolve with consumers’ needs for information as the offer of new products and services evolves.

     Federal financial institutions legislation and regulations contain numerous requirements for financial institutions to disclose important pieces of information to consumers when an institution and a consumer enter into a contract for a financial product or service. However, the current disclosure requirements may no longer be adequate, in light of evolving product offerings.

The Government is seeking views on the disclosure regime, particularly in the areas of investment-focused products, registered plans, deposit accounts and complaint-handling procedures.

Electronic Transactions

A growing share of Canada’s economic activity is being conducted electronically. While consumers continue to use cash and cheques, a significant proportion of payments are now conducted electronically through the use of pre-authorized debits, debit cards and credit cards. In addition, a large number of Canadians are taking advantage of the telephone and the Internet to conduct their financial affairs.

THE BUDGET PLAN 2005

     Currently, credit card associations have voluntarily agreed to adhere to a zero liability regime in the event of loss, while use of debit cards is governed by a voluntary code, the Canadian Code of Practice for Consumer Debit Card Services, which has been endorsed by the relevant industry associations and their members. Consumer organizations and other groups feel that, due to Canadians’ increasing use of a variety of electronic transactions, there may be a need to clarify responsibilities in the event of a financial loss in order to protect consumers.

The Government is seeking views on how best to address disclosure and assignment of liability for all forms of electronic transactions.

Residential Mortgages Exceeding 75 Per Cent of the Property Value

For more than 30 years, federal financial institutions legislation has prohibited the provision of residential mortgages exceeding 75 per cent of the value of the property. This statutory restriction on residential lending was intended to protect financial institutions from the risk of fluctuating property values. However, the requirement to have insurance in every case when a mortgage exceeds 75 per cent of the value of the property may have increased the cost of home ownership to some Canadians.

The Government is seeking views on providing more flexibility to residential mortgage lenders and homebuyers by removing the statutory restriction on residential mortgages exceeding 75 per cent of the value of the property.

Cheque Hold Periods

Currently, the Government requires banks to disclose in a written statement their policies with regard to the holding of cheques when a personal deposit account is opened, and to notify existing account holders of any changes to the cheque holding policy. However, consumers and other groups are of the view that many individuals face long hold periods for cheques that they deposit with banks, even when those cheques are drawn on another Canadian financial institution. It has been argued that these long hold periods force many individuals, and particularly lower-income individuals, to turn to alternative financial service providers (where they face higher interest costs and fees) to gain more rapid access to their funds to meet their daily needs.

The Government is seeking views on establishing a maximum period during which a bank could reasonably hold a cheque.

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Increasing Legislative and Regulatory Efficiency

Strong and profitable financial institutions are vital to Canada’s economic success. It is the Government’s role to provide a legislative framework where dynamic and innovative financial institutions can grow, prosper and be competitive in the global marketplace, with due regard to the safety and soundness of the sector. This section sets out potential changes aimed at clarifying, simplifying and streamlining the framework.

Possible Initiatives

Foreign Bank Entry

Recent legislative reforms relating to foreign banks in Canada have sought to encourage entry into Canada as a means of fostering competition in the financial sector.

     Yet, in an effort to facilitate entry through various structures, the legislative framework has evolved into a complex set of rules that are broad in scope. The scope and complexity of the framework may impose an unintended regulatory burden on foreign banks seeking entry and has implications for the resources required to administer it.

The Government is seeking views on the scope of the foreign bank entry framework, its core principles and how to simplify its mechanics.

Improvements to the Regulatory Approval Regime

An ongoing component of the legislative review process has been the improvement of the federal regulatory approval regime. While the success of Bill C-8 reforms is evident, there is still scope to further streamline what are thought of as “routine transactions.”

The Government is seeking views on removing approval requirements for more routine transactions. The Minister of Finance would continue to oversee transactions that could raise issues of public policy.

THE BUDGET PLAN 2005

Consolidation of the Trust and Loan Companies Act and Bank Act

Since 1992, a key element of federal legislative reform has been the promotion of a consistent policy framework across the four financial institutions statutes.

     The highest degree of consistency in the policy framework exists between banks and federal trust and loan companies, which have parallel rules dealing with incorporation, capital structure, corporate governance, business powers, investments and self-dealing provisions. In light of the high degree of similarity between the Bank Act and the Trust and Loan Companies Act, the changes in Bill C-8 allowing closely held Canadian banks, and convergence in the financial sector, it becomes debatable whether two separate acts are necessary.

Accordingly, the Government is seeking views on consolidating the Bank Act and the federal Trust and Loan Companies Act.

Credit Unions and Caisses Populaires

Credit unions and caisses populaires continue to face the challenge of building on their advantage as locally rooted financial institutions. Bill C-8 provided additional structural flexibility to the financial cooperative sector, allowing them to organize their operations to fit their business needs. However, there may be room for further improvement in the federal statutes in areas such as membership requirements for associations.

The Government is seeking views on measures to improve the federal legislative and regulatory environment as it applies to credit unions and caisses populaires.

Marine Insurance

The current regime in the Insurance Companies Act does not fully extend to insurers that solely offer marine insurance policies. Requiring an order from the Office of the Superintendent of Financial Institutions to offer this insurance would allow the regulator to track and monitor insurance companies incorporated for the sole purpose of insuring risk in the class of marine insurance and supervise their prudential soundness.

The Government is seeking views on changes to the regulatory regime for all domestic and foreign companies that exclusively insure risk in the class of marine insurance.

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Adapting the Framework to New Developments

Although the existing framework is comprehensive and balanced, it is important to make sure that it remains current and up-to-date with events and developments in the global environment. Below are possible proposals for adapting the framework.

Possible Initiatives

Canadian Payments Systems and Cheque Imaging

Currently, paper cheques are physically transported throughout Canada as part of Canada’s cheque clearing process. While cheque imaging would not change how consumers use cheques, it would help modernize and improve the efficiency of Canada’s cheque clearing process. In addition, electronic processing could reduce cheque hold times, decrease the time it takes to trace cheques and re-create statements, and lead to the development of new products and services.

     In addition, the Government is considering changes to the Canadian Payments Act to improve the Canadian Payment Association’s governance and operation.

The Government is seeking views on allowing financial institutions to electronically process cheque images in place of paper cheques and on ways to improve the Canadian payments system’s operation and efficiency.

Commercial Investment Power

In previous rounds of legislative reform, the investment powers of financial institutions have gradually been broadened to allow them to provide a wide range of financial services and to own most types of financial services entities. These reforms have also gradually expanded the ability of financial institutions to invest in commercial entities and undertake commercial activities. For example, banks were permitted to invest in real estate and real estate brokerage entities in 1991, and more recently were given expanded investment power in information technology activities, both areas being integral to the operation of banking networks.

     However, despite this progressive relaxation of restrictions on commercial investments, financial institutions are still quite limited in their ability to own commercial entities and undertake commercial activities.

The Government is seeking views on expanding the power of financial institutions to invest in commercial entities and undertake commercial activities, subject to the appropriate policy and prudential safeguards.

THE BUDGET PLAN 2005

Special Security Regime

The Bank Act special security regime, a secured lending regime available only to the chartered banks, has been in existence in one form or another since the 1890s. Both federal and provincial governments legislate in the area of security provided for loans. With recent improvements in provincial/ territorial regimes, there appear to be increasing questions about the utility of maintaining a federal regime under the Bank Act.

     The Law Commission of Canada recently prepared a report, Modernizing Canada’s Secured Transactions Law: The Bank Act Security Provisions, which discusses problems caused by the Bank Act security provisions. The report also sets out reform options.

Pursuant to the recommendations of the Law Commission of Canada on the special securities provisions in the Bank Act, the Government is seeking views on these and other potential options.

Next Steps

Written comments regarding any element of this paper are invited and should be forwarded by June 1, 2005, to:

Gerry Salembier
Director, Financial Institutions Division
Financial Sector Policy Branch
Department of Finance
L’Esplanade Laurier
20th Floor, East Tower
140 O’Connor Street
Ottawa, Canada
K1A 0G5

     You can also email your comments to finlegis@fin.gc.ca.

     Subject to the consent of the submitting party, comments will be posted on the Department of Finance Web site at http://www.fin.gc.ca/activty/consult/06Rev_e.html to add to the transparency and interactivity of the process. Once received by the Department, all submissions will be subject to the Access to Information Act and may be disclosed in accordance with its provisions. Should you express an intention that your submission be considered confidential, the Department will make all efforts to protect this information within the legal requirements of the law.

Annex 7

The Air Travellers
Security Charge

THE BUDGET PLAN 2005

Introduction

In the December 2001 budget, the Government allocated $7.7 billion through 2006–07 for a comprehensive plan to enhance personal and economic security for Canadians. This amount included $2.2 billion to make air travel more secure in accordance with rigorous new national standards, including the creation of a new federal air security authority, the Canadian Air Transport Security Authority (CATSA).

     To fund the enhanced air travel security system, the Air Travellers Security Charge (ATSC or the charge) was introduced, effective April 1, 2002. The charge was established at a level sufficient to fund the enhanced air travel security system through 2006–07. The Government committed to review the ATSC over time to ensure that revenue remains in line with costs for the enhanced air travel security system over a five-year period. The Government also requested that the Auditor General of Canada undertake an annual audit of revenue from the charge and expenses for the enhanced air travel security system through 2006–07.

     Following up on its commitment to review the charge, the Government presented updated revenue and cost information in Budget 2003, reducing the charge on round-trip domestic air travel to $14 from $24—a reduction of more than 40 per cent. The second review of the charge followed in Budget 2004, with the Government proposing to reduce the charge by approximately 15 per cent—to $12 from $14 for round-trip domestic air travel, to $10 from $12 for transborder air travel and to $20 from $24 for other international air travel.

     This budget sets out the third review of the charge. Based on updated revenue and cost information, and taking into account the first audit report from the Auditor General, the Government is proposing that, effective for tickets purchased on or after March 1, 2005, the charge be reduced as follows: for air travel within Canada, to $5 from $6 for one-way travel and to $10 from $12 for round-trip travel; for transborder air travel, to $8.50 from $10; and for other international air travel, to $17 from $20.

A N N E X   7

Revenue From the Charge

Reporting Practices

ATSC remittances are reported each month in The Fiscal Monitor, published by the Department of Finance. These monthly figures are the cash amounts remitted by air carriers in accordance with the legislative and administrative provisions of the charge.

     On an annual basis, the Public Accounts of Canada provide detailed financial information for the Government of Canada, including revenue from the ATSC. The Public Accounts are traditionally tabled in the House of Commons each year in the fall, providing financial information for the previous fiscal year.

     Finally, as noted above, the Auditor General performs an annual audit of revenue from the charge.

Amounts to Date

Budget 2004 included an amount of $430 million for ATSC revenue in 2002–03. This amount was based on the $421 million reported in the 2003 Public Accounts of Canada, plus an estimated $9 million for the goods and services tax/harmonized sales tax (GST/HST) attributable to the charge, representing the best available information at the time of Budget 2004.

     The first report from the Auditor General, released on November 17, 2004, set out total ATSC revenue of $443 million for 2002–03. The $13-million difference is primarily attributable to the impact of late-filed remittances that were available for review at the time of audit, but not during the preparation of the 2003 Public Accounts. The difference between the $430 million set out in Budget 2004 and the audited figure of $443 million is available to reduce the charge.

     ATSC revenue of $410 million for 2003–04 was reported in the 2004 Public Accounts tabled in the House of Commons on October 21, 2004. GST/HST amounts attributable to the charge are estimated at $8 million, while penalty and interest are estimated at $2 million, for a total of $420 million for 2003–04. This $420 million amount is greater than the $400 million that was set out in the Budget 2004 baseline—the difference of $20 million is available to reduce the charge.

THE BUDGET PLAN 2005

Outlook for Air Passenger Traffic

The ATSC revenue forecast for future years is based on projections for the level of air passenger traffic. In December 2004, the Aviation Forecast Centre at Transport Canada delivered its updated forecast for annual growth of origin-destination passengers, as set out in Table A7.1. These figures represent the expected aggregate growth in air passenger traffic for domestic, transborder and other international air travel.

Table A7.1
Air Passenger Traffic Growth in Canada
	2003	2004	2005	2006	2007
	(per cent)
Budget 2004 baseline	-2.5	6.8	5.8	4.9	4.2
Update	-1.1	11.9	4.4	4.3	4.1
Difference	1.4	5.1	-1.4	-0.6	-0.1

Source: Transport Canada.

     The updated forecast for air passenger traffic is more robust than that used in Budget 2004. While growth in air passenger traffic was negative in 2003, the decline was less than previously forecast. The final quarter of 2003 saw air passenger traffic begin a recovery that carried strongly through 2004. As a result, growth in 2004 is expected to be almost twice the level that was previously forecast. Projected growth rates for 2005 through 2007 are now modestly lower than forecast last year, reflecting the much stronger than anticipated growth in 2004. The net effect of the revised forecast from Transport Canada is to increase the estimate of the total number of passengers over the period from 2003 to 2007 by more than 4 per cent.

Updated Revenue Forecast

ATSC revenue for 2004–05 through 2006–07 is forecast on the basis of the updated figures for growth in air passenger traffic from Transport Canada. The results are shown in Table A7.2 and are compared to the baseline revenue that was established following the rate reductions announced in Budget 2004.

A N N E X      7

Table A7.2
Revenue From the ATSC
	2002–03	2003–04	2004–05	2005–06	2006–07	Total
	(millions of dollars)
Budget 2004 baseline	430	400	355	375	395	1,955
Update	445	420	375	400	425	2,065
Difference	+ 15	+ 20	+ 20	+ 25	+ 30	+ 110

Note: Amounts rounded to nearest $5 million.

     The forecast for total revenue of $2.065 billion through 2006–07 is $110 million higher than the baseline of $1.955 billion that was established following the rate reductions announced in Budget 2004. The $110-million difference is available to reduce the charge.

Costs for the Enhanced Air Travel Security System

Budget 2001 established the estimated cost of the enhanced air travel security system at $2.189 billion through 2006–07. Adjustments undertaken in the previous two reviews, including the impact of lapsed operating funds and an adjustment for accrual accounting, reduced baseline costs to roughly $1.955 billion through 2006–07.

     Costs are now being revised to reflect two additional items—the results of the first report from the Auditor General and the financial information from CATSA’s 2004 annual report. First, costs are being adjusted downward by $13 million to reflect lower costs for 2001–02 and 2002–03 at Transport Canada and the RCMP than factored into previous reviews. Secondly, costs are being adjusted downward by $32 million to reflect the lapse of operating funds in 2003–04 as set out in CATSA’s 2004 annual report. In total, baseline costs are being revised downward by $45 million, an amount that is available to reduce the charge.

THE BUDGET PLAN 2005

Planning for the Long Term

The Government committed to review the charge over time to ensure that revenue remains in line with costs. Successive budgets have presented updated financial information for the period through 2006–07, as per the framework originally set out in Budget 2001.

     Revenue estimates have been updated to reflect ATSC collections and revised Transport Canada forecasts for growth in air passenger traffic. Costs have been revised to reflect actual amounts to date and an adjustment for accrual accounting reflecting the operation of a mature air travel security system. This budget also includes adjustments to revenue and costs, taking into account the results of the first report from the Auditor General.

     In Budget 2004, the Government indicated that it would adopt a rolling timeframe for review of the charge, so as to ensure an appropriate planning horizon to maintain revenue in line with costs. Accordingly, this review will take into account revenue and cost estimates for 2007–08. For that fiscal year revenue is forecast at $445 million, while the ongoing annual costs for the mature air travel security system are estimated at $400 million. The $45-million difference is available to reduce the charge.

Reducing the Charge

On the basis of the analysis provided above, the total amount available through 2007–08 to reduce the level of the charge is $200 million, as set out in Table A7.3.

     The $200 million available to reduce the level of the charge allows for a reduction in the range of 15 per cent across the three categories of air travel—domestic, transborder and other international.

A N N E X   7

Table A7.3
Adjustments Through 2007–08
Recovery of Costs for the Enhanced Air Travel Security System
Amounts
(millions of dollars)
Projected revenue to 2006–07
Budget 2004 baseline	1,955
Adjustment to reflect updated revenue information	+110
Total projected revenues	2,065
Projected costs to 2006–07
Budget 2004 baseline	1,955
Adjustment to reflect updated cost information	-45
Total projected costs	1,910
Revenue less costs to 2006–07	+155
Revenue less costs for 2007–08	+45
Total amount available to reduce the charge	+200

     Accordingly, the Government proposes that the level of the charge be reduced as follows: for air travel within Canada, to $10 from $12 for round-trip travel and to $5 from $6 for one-way travel; for transborder air travel, to $8.50 from $10; and for other international air travel, to $17 from $20. The new rates are set out in Table A7.4.

Table A7.4
ATSC Rate Structure
	Current rates	Proposed new rates
	(dollars)
Domestic (one-way)	6.00	5.00
Domestic (round-trip)	12.00	10.00
Transborder	10.00	8.50
Other international	20.00	17.00

Note: The above amounts include the GST or the federal portion of the HST where applicable.

     The new rates preserve the simplicity of the charge, facilitate compliance and administration, and allow for the reduction to be implemented quickly and with minimal disruption. The Government proposes that the new rates apply to tickets purchased on or after March 1, 2005, as per the attached Notice of Ways and Means Motion.

THE BUDGET PLAN 2005

Looking Forward

The Government will continue to review the charge over time to maintain revenue in line with costs for the enhanced air travel security system over a rolling five-year period. The Auditor General will continue to perform annual audits through 2006–07 and the results of these audits will be incorporated in future reviews.

Notice of Ways and
Means Motion to Amend
the Air Travellers Security
Charge Act

A N N E X   7

Notice of Ways and Means Motion to Amend
the Air Travellers Security Charge Act

That it is expedient to amend the Air Travellers Security Charge Act to provide among other things:

     (1) That if an air transportation service is acquired in Canada, the amount of the Air Travellers Security Charge in respect of the service be reduced to:

(a) $4.67 for each chargeable emplanement included in the service, to a maximum of $9.35, if the service does not include transportation to a destination outside Canada and if tax under subsection 165(1) of the Excise Tax Act is required to be paid in respect of the service;

(b) $5.00 for each chargeable emplanement included in the service, to a maximum of $10.00, if the service does not include transportation to a destination outside Canada and if tax under subsection 165(1) of the Excise Tax Act is not required to be paid in respect of the service;

(c) $7.94 for each chargeable emplanement included in the service, to a maximum of $15.89, if the service includes transportation to a destination outside Canada and does not include transportation to a destination outside the continental zone and if tax under subsection
165(1) of the Excise Tax Act is required to be paid in respect of the service;

(d) $8.50 for each chargeable emplanement included in the service, to a maximum of $17.00, if the service includes transportation to a destination outside Canada and does not include transportation to a destination outside the continental zone and if tax under subsection
165(1) of the Excise Tax Act is not required to be paid in respect of the service;

(e) $17.00, if the service includes transportation to a destination outside the continental zone.

     (2) That if an air transportation service is acquired outside Canada, the amount of the Air Travellers Security Charge in respect of the service be reduced to:

(a) $7.94 for each chargeable emplanement by an individual on an aircraft used to transport the individual to a destination outside Canada but within the continental zone, to a maximum of $15.89, if the service does not include transportation to a destination outside the continental zone and if tax under subsection 165(1) of the Excise Tax Act is required to be paid in respect of the service;

THE BUDGET PLAN 2005

(b) $8.50 for each chargeable emplanement by an individual on an aircraft used to transport the individual to a destination outside Canada but within the continental zone, to a maximum of $17.00, if the service does not include transportation to a destination outside the continental zone and if tax under subsection 165(1) of the Excise Tax Act is not required to be paid in respect of the service;

(c) $17.00, if the service includes transportation to a destination outside the continental zone.

(3) That any enactment founded on paragraph (1) or (2) apply to air transportation services that include a chargeable emplanement on or after March 1, 2005 and for which consideration is paid or becomes payable on or after that date.

Annex 8

Tax Measures:
Supplementary Information
and Notices of Ways
and Means Motions

Tax Measures: Supplementary Information

Overview	365
Income Tax Measures	367
Basic Personal Amount	367
Retirement Savings	368
Foreign Property Rule	371
Qualified RRSP Investments	371
Response to the Recommendations of the Technical Advisory Committee on Tax Measures for Persons with Disabilities	372
Medical Expense Tax Credit	386
Tax Relief for Caregivers	389
Adoption Expense Tax Credit	391
Emergency Medical Services Vehicles	392
Agricultural Cooperatives	393
Corporate Income Tax Reductions	394
Capital Cost Allowance	396
Efficient and Renewable Energy Generation Equipment	400
SR&ED Investment Tax Credit	404
Sales and Excise Tax Measures	405
Excise Tax on Jewellery	405
GST/HST Health Care Rebate	406
Tax Administration	408
International Tax Enforcement	408
Tobacco Taxation Compliance and Enforcement	408
Directors’ Liability for GST/HST Refunds	409
GST/HST Web Registry	409
Update—Taxation Issues	410
Deductibility of Interest and Other Expenses	410
Cross-Border Share-for-Share Exchanges	410
Other Outstanding Legislative Proposals	411
Income Trusts	411
Taxation Agreements with First Nations	412

Notices of Waysand Means Motions

Notice of Ways and Means Motion to Amend the Income Tax Act	415
Notice of Ways and Means Motion to Amend the Excise Tax Act	423

Tax Measures:
Supplementary Information

ANNEX 8

Overview

Budget 2005 introduces measures that reduce taxes and improve the tax structure. The budget reduces the tax burden of individuals, with most of the benefits going to low- and modest-income Canadians; supports investment and strengthens Canada’s retirement income system by encouraging savings; makes the tax system fairer, notably by improving tax assistance for persons with disabilities; and promotes jobs and sustainable economic growth by making Canada’s tax system more efficient and competitive. Legislation to implement the budget measures will be introduced at the earliest opportunity.

     This annex provides detailed information on each of the tax measures proposed in the budget.

     Table A8.1 lists these measures and provides estimates of their budgetary impact.

     The annex also provides Notices of Ways and Means Motions to amend the Income Tax Act and the Excise Tax Act.

THE BUDGET PLAN 2005

Table A8.1
Cost of Proposed Measures1

	2004–05	2005–06	2006–07	2007–08	2008–09	2009–10
			(millions of dollars)
Income tax measures
Basic personal amount	—	70	360	890	2,200	3,550
RPP and RRSP limits	15	70	85	115	145	180
Public safety occupations	—	—	10	10	10	10
Foreign property rule	—	—	—	—	—	—
Qualified RRSP investments	—	—	—	—	—	—
Response to the recommendations of the Technical Advisory Committee on Tax Measures for Persons with Disabilities[2]	25	107	107	112	112	122
Medical expense tax credit	—	5	5	5	5	5
Tax relief for caregivers	5	15	15	20	20	20
Adoption expense tax credit	—	5	5	5	5	5
Emergency medical services vehicles	—	—	—	—	—	—
Agricultural cooperatives	—	10	30	30	30	30
Corporate surtax	—	—	—	5	1,325	1,675
Corporate tax rate	—	—	—	—	440	920
Capital cost allowance	—	15	30	40	70	90
Efficient and renewable energy generation equipment	—	20	45	65	80	85
SR&ED investment tax credit	—	—	—	—	—	—
Sales and excise tax measures
Excise tax on jewellery	—	20	40	60	80	100
GST/HST health care rebate[3]	10	50	50	55	60	65
Tax administration
International tax enforcement[4]	—	30	30	30	30	30
Tobacco taxation compliance and enforcement	—	2	2	2	1	1
Directors’ liability for GST/HST refunds	—	—	—	—	—	—
GST/HST Web registry	—	—	—	—	—	—
Total	55	419	814	1,444	4,613	6,888

[1]	A “–” indicates a nil or small amount.

[2]	Includes amounts already set aside in the fiscal framework.

[3]	Amounts already set aside in the fiscal framework.

[4]	Additional revenues generated through increased audit and enforcement are expected to offset these amounts.

ANNEX 8

Income Tax Measures

Basic Personal Amount

The income tax system currently includes personal credits to allow individuals to receive a basic amount of income on a tax-free basis. The basic personal amount eliminates income tax on taxable income of up to $8,012 for 2004.

     The budget proposes that, by 2009, the amount of income that any Canadian will be able to receive tax free will grow to at least $10,000, as a result of progressive increases in the basic personal amount. Specifically, the basic personal amount will be increased:

■ For 2006, by $100.

■ For 2007, by $100.

■ For 2008, by $400.

■ For 2009, by the greater of $600 and the amount required to bring the basic personal amount to $10,000.

     The income tax system also includes personal credits in respect of a spouse or common-law partner or a wholly dependent relative. These credits eliminate tax on up to $6,803 of additional taxable income for 2004. The amounts on which these credits are based will also be increased:

■ For 2006, by $85.

■ For 2007, by $85.

■ For 2008, by $340.

■ For 2009, by the greater of $510 and the amount required to bring the amounts on which these credits are based to $8,500.

     These increases to the amounts will be in addition to increases that take effect due to indexation of the tax system.

     The amount upon which the spouse or common-law partner amount (including the equivalent amount that a single individual can claim for a wholly dependent relative) is based, is reduced on a dollar-for-dollar basis by the dependant’s net income over a threshold. This threshold is intended to ensure that small amounts of a dependant’s income will not affect the calculation of these credits. This threshold will be adjusted to reflect the increases described above.

THE BUDGET PLAN 2005

     These changes will provide about $7.1 billion in tax relief over the next five years, with most of the benefit going to those with low and modest incomes. In particular, the measure will remove 860,000 low-income taxpayers from the tax rolls—including some 240,000 seniors.

Retirement Savings

The budget proposes measures relating to registered pension plans (RPPs), registered retirement savings plans (RRSPs) and deferred profit sharing plans (DPSPs). The proposed measures will support savings for retirement and improve the fairness of the pension tax rules.

RPP and RRSP Limits

Setting appropriate limits on tax-deferred retirement savings in RPPs, RRSPs and DPSPs is an important means of helping Canadians to better meet their retirement savings needs, allowing employers in Canada to provide competitive compensation packages to attract and retain skilled workers, and encouraging savings to support investment, productivity and economic growth. Accordingly, the budget proposes the following increases in these limits:

■ The money purchase RPP annual contribution limit will be increased to $19,000 for 2006, $20,000 for 2007, $21,000 for 2008 and $22,000 for 2009. Corresponding increases will be made to the maximum pension limit for defined benefit RPPs. Because RPP limits are based on current year earnings while RRSP limits are based on prior year earnings, the RRSP limits are lagged one year behind the corresponding RPP limits. The DPSP limit will remain at one-half of the money purchase RPP limit.

■ The proposed limits will be indexed to average wage growth, starting in 2010 for RPPs and DPSPs, and in 2011 for RRSPs.

■ The existing and proposed limits are shown in the table below:

ANNEX 8

Table A8.2
Existing and Proposed Registered Pension Plan/Registered
Retirement Savings Plan Limits

	2005	2006	2007	2008	2009	2010	2011
				(dollars)
Money purchase RPPs:
annual contribution limit
Existing	18,000	indexed
Proposed	18,000	19,000	20,000	21,000	22,000	indexed
Defined benefit RPPs:
maximum pension benefit (per year of service)
Existing	2,000	indexed
Proposed	2,000	2,111	2,222	2,333	2,444	indexed
RRSPs: annual contribution limit
Existing	16,500	18,000	indexed
Proposed	16,500	18,000	19,000	20,000	21,000	22,000	indexed

Note: The RPP limits are based on current-year earnings; the RRSP limits are based on prior-year earnings. Accordingly, the RRSP limits are lagged one year behind the corresponding RPP limits.

     Generally, an RPP can reflect increases in the defined benefit limit without reducing the plan member’s RRSP contribution room, provided that the increase does not exceed the increase in the average wage for the relevant years. The increases proposed in this budget, however, are intended to increase the defined benefit limit beyond average wage growth for years 2006–2009. Amendments to the Income Tax Regulations will be made public before 2006 in order to provide guidance with respect to those situations where pension benefits can be improved to reflect increases in the defined benefit limit without reducing the plan member’s RRSP contribution room.

Public Safety Occupations

Special rules governing pension benefits apply to those in public safety occupations. Public safety occupations are defined in the Income Tax Regulations as fire fighters, police officers, corrections officers, commercial airline pilots, and air traffic controllers. These rules allow those in public safety occupations to retire with an unreduced pension five years earlier than other RPP members, recognizing that earlier retirement in these occupations is the norm and is aimed at ensuring public safety. The budget proposes two changes in relation to public safety occupations.

THE BUDGET PLAN 2005

Paramedics

Like fire fighters and police officers, paramedics require particular physical and perceptual capabilities to perform their work and effectively protect the safety of the public. The budget therefore proposes to add paramedics to the list of public safety occupations—effective January 1, 2005—to provide them with the same opportunity to retire earlier with an unreduced pension as is available to those already included in the definition of public safety occupations.

Maximum Pension Accrual Rate

The Income Tax Regulations provide that, under a defined benefit RPP, the maximum annual pension accrual rate applicable to any particular range of earnings cannot exceed 2 per cent. This maximum was increased in the 2003 budget to 2.33 per cent for fire fighters participating in RPPs that provide benefits that are integrated with the Canada or Quebec Pension Plan. This allows greater flexibility for fire fighters’ pension benefits to be enhanced within an integrated plan structure, but subject to the existing overall limits on tax-deferred pension benefits. This means that the maximum annual accrual rate applied to any income range for fire fighters is 2.33 per cent. However, the maximum overall pension limit—2 per cent of best average earnings multiplied by years of pensionable service, which applies to the benefits that an RPP may provide (not taking into account CPP or QPP)—continues to apply.

     This budget proposes to extend this measure to the other public safety occupations, thus ensuring that all public safety occupations are treated the same under the pension tax rules. The measure will apply beginning January 1, 2005.

     Both the extension of the maximum pension accrual rate and the addition of paramedics to the list of public safety occupations do not in themselves require employers to amend their pension plans. Any change in pension plan provisions resulting from these measures would be a matter for negotiation between employers and employees.

ANNEX 8

Foreign Property Rule

The Foreign Property Rule (FPR), which was introduced in 1971, limits the amount of foreign property that pension funds and other tax-deferred retirement plans can hold. Foreign property generally consists of shares, units and debt issued by non-resident entities, investments in trusts that hold excess foreign property and investments in certain partnerships. The FPR, which was originally set at 10 per cent of a plan’s assets, was raised to 20 per cent in the 1990s and then to its current level of 30 per cent in 2001. Plan assets in excess of those limits are subject to a one-per-cent per-month penalty tax.

     The FPR was introduced to ensure that a substantial proportion of tax-deferred retirement savings flowed to Canadian companies and to support the development of Canada’s capital markets. As these markets have grown and matured since the early 1990s and become more integrated with global capital markets, access to capital for Canadian companies has improved substantially. At the same time, there has been marked improvement in Canada’s fiscal situation, external debt, and balance of payments position over the past decade.

     The budget proposes to repeal the FPR effective as of 2005, thus allowing broader international diversification opportunities for retirement investments.

Qualified RRSP Investments

The rules governing Registered Retirement Savings Plans and certain other tax-deferred income plans provide that these plans must invest only in “qualified investments” prescribed by the Income Tax Regulations. The budget proposes to add to the list of qualified investments, investment-grade gold and silver bullion coins and bars, and certificates on such investments. Investment-grade gold must have a purity of at least 99.5 per cent, while investment-grade silver must have a purity of at least 99.9 per cent.

     Legal tender bullion coins will qualify if they are produced by the Royal Canadian Mint and all or substantially all of their fair market value is attributable to their precious metal content. Bullion bars will qualify if they are produced by a metal refinery accredited by the London Bullion Market Association, as evidenced by a hallmark identifying the refiner, purity and weight. Certificates will qualify if they are issued by a federally or provincially regulated financial institution and represent a claim on precious metal holdings of the issuing institution. For all such investments—that is, coins, bars and certificates—the investment must be acquired either from the producer of the investment or from a regulated financial institution.

     These changes will be effective for investments made on or after February 23, 2005.

THE BUDGET PLAN 2005

Response to the Recommendations of the Technical Advisory Committee on Tax Measures for Persons with Disabilities

The Technical Advisory Committee on Tax Measures for Persons with Disabilities was established in April 2003, with an 18-month mandate to provide advice to the Ministers of Finance and National Revenue on how to address issues related to tax measures for persons with disabilities. It was comprised of members of organizations representing persons with disabilities, medical practitioners, and private sector tax experts. The 2003 and 2004 budgets set aside funding of $85 million per year to improve tax fairness for persons with disabilities based on the recommendations of the Committee.

     The 2004 budget acted on an early proposal of the Committee by proposing the creation of the disability supports deduction, at a cost of $15 million per year.

     In December 2004, the Committee released its final report, Disability Tax Fairness, in which it made 25 policy and administrative recommendations focusing on three key areas:

▪ Issues relating to eligibility for the disability tax credit.

▪ Measures to recognize expenses incurred to pursue employment or education.

▪ Measures for caregivers and children with disabilities.

     Based on the advice of the Committee, the budget proposes a number of income tax changes that will benefit persons with disabilities and those who care for them.

Eligibility for the Disability Tax Credit

The Technical Advisory Committee made several recommendations regarding the eligibility criteria for the disability tax credit (DTC). The budget responds by proposing to:

▪ Clarify the legislation with respect to how impairments are conceptualized.

▪ Align the legislative criteria for impairments in mental functions with wording used in the administration of these provisions.

▪ Extend eligibility to include individuals with multiple restrictions where the cumulative effect of those restrictions is equivalent to a marked restriction in a single basic activity of daily living.

▪ Better define the activities that constitute life-sustaining therapy.

▪ Add to the list of health practitioners who can certify eligibility for the DTC.

ANNEX 8

The Disability Tax Credit (DTC)

Background

Individuals with severe and prolonged mental or physical impairments incur medical or disability-related expenses that are not incurred by others and which reduce their ability to pay tax. The tax system contains a number of measures, such as the disability supports deduction, the medical expense tax credit (METC) and the DTC, to recognize this reduced ability to pay.

The disability supports deduction provides tax relief for the cost of disability supports incurred for the purposes of employment or education (such as sign-language interpretation services and talking textbooks). The METC also provides tax relief for these and other medical or disability-related expenses when they are incurred for reasons not related to employment and education. The METC provides tax relief to individuals who incur above-average medical or disability-related expenses on items such as attendant care, prescription drugs, wheelchairs and hearing aids. For instance, diabetics can claim the cost of insulin, insulin pumps, and devices designed to measure their blood sugar levels, as well as the cost of any needles and syringes used for the purpose of giving an injection.

The Role of the DTC

The DTC, which is available to those with severe and prolonged impairments, complements these tax measures by providing tax relief in recognition of non-discretionary disability-related expenses that are difficult to quantify. For example, individuals with severe mobility impairments may have special transportation needs that result in higher costs. The DTC does not require claimants to itemize the disability-related expenses they incur. Instead, eligible claimants are provided with the equivalent of a general expense claim of $6,596. This reduces their federal tax by up to $1,055 (16 per cent of $6,596) in 2005. Additionally, the DTC supplement for children provides up to $616 in further tax relief for families caring for a child with a severe disability. This credit can be transferred to a supporting spouse or other relative and is fully indexed to inflation. Provinces and territories provide similar credits.

Eligibility for the DTC

The DTC provides tax relief to individuals who, due to the effects of a severe and prolonged mental or physical impairment, are markedly restricted in their ability to perform a basic activity of daily living, or would be markedly restricted were it not for extensive therapy (i.e. averaging at least 14 hours per week) to sustain a vital function. A qualified health practitioner must certify this eligibility. Individuals are markedly restricted if, all or substantially all of the time, even with therapy or the use of appropriate devices and medication, they are blind or unable to perform a basic activity of daily living or require an inordinate amount of time to perform the activity. The basic activities of daily living currently recognized in the Income Tax Act are: walking; feeding or dressing oneself; perceiving, thinking and remembering; speaking; hearing; and eliminating bodily waste.

THE BUDGET PLAN 2005

Conceptualization of Impairment

Currently, the disability tax credit (DTC) eligibility criteria require that a person have a “severe and prolonged mental or physical impairment.” In its report, the Technical Advisory Committee expressed concerns with this wording. Based on the Committee’s advice, the budget proposes that the Income Tax Act be amended to replace the present wording of “severe and prolonged mental or physical impairment” with the wording “severe and prolonged impairment in physical or mental functions.” As indicated by the Committee, the intent of this measure is to clarify the existing legislation and not to expand eligibility for the DTC.

     This measure will apply for the 2005 and subsequent taxation years.

Updating Criteria Regarding Impairments in Mental Functions

The Income Tax Act provides that individuals with severe impairments in mental functions are eligible for the disability tax credit (DTC) if they have a marked restriction in “perceiving, thinking and remembering,” which is one of the basic activities of daily living. The disability community, particularly representatives of persons with mental impairments, has raised many concerns about the effectiveness of the term “perceiving, thinking and remembering” as a means of recognizing the impact of impairments in mental functions.

     The Technical Advisory Committee noted that the language currently used by the Canada Revenue Agency on Form T2201, Disability Tax Credit Certificate, to explain the meaning of “perceiving, thinking and remembering” provides a clearer description of the effects of impairments in mental functions. Accordingly, the budget proposes to replace the expression “perceiving, thinking and remembering” in the Income Tax Act with the expression “mental functions necessary for everyday life,” which is currently used on Form T2201.

     In addition, for greater certainty, mental functions necessary for everyday life will be defined as including:

▪ Memory

▪ Problem-solving, goal-setting and judgement

▪ Adaptive functioning

ANNEX 8

     As indicated on the current T2201 form, memory includes the ability to remember the following: simple instructions; basic personal information such as name and address; or material of importance or interest. Problem-solving, goal-setting and judgement refer to the ability to solve problems, set and keep goals, and make appropriate decisions and judgements. Adaptive functioning refers to abilities related to self-care, health and safety, social skills and common, simple transactions. As indicated by the Committee, the intent of this measure is to clarify the existing legislation and not to expand eligibility for the DTC.

     This measure will apply for the 2005 and subsequent taxation years.

Cumulative Effects of Multiple Restrictions

Currently, the disability tax credit (DTC) eligibility criteria require that an individual have a marked restriction in at least one basic activity of daily living. In practice, the individual must be unable—or take an inordinate amount of time—to perform the activity, all or substantially all of the time. For example, the individual must be unable to walk, be deaf, or require tube feeding for nutritional sustenance.

     Based on the advice of the Technical Advisory Committee, the budget proposes to extend eligibility for the DTC to include individuals with severe and prolonged impairments in mental or physical functions who have significant restrictions in more than one basic activity of daily living as specified in the Income Tax Act if the cumulative effect of their restrictions is equivalent to having a single marked restriction in one basic activity of daily living.

     An example of an individual who could become eligible for the DTC under this change is someone with multiple sclerosis who continuously experiences fatigue, depressed mood and balance problems, where each of these restrictions on its own does not markedly restrict a specific basic activity of daily living, but when taken together have an effect equivalent to that of a marked restriction in a single activity. As these individuals incur disability-related costs that are as significant as costs incurred by individuals who are currently eligible for the DTC, it is appropriate to expand eligibility for the credit.

     As is currently the case with a marked restriction in a single basic activity of daily living, the multiple restrictions, taken together, must be present all or substantially all of the time. While not a basic activity of daily living, a visual impairment that cannot be mitigated by means of eyeglasses or other visual aids will be considered in conjunction with restrictions in the other basic activities of daily living when determining the cumulative effects of one or

THE BUDGET PLAN 2005

more impairments. Time spent on life-sustaining therapy that is less than 14 hours per week cannot be combined with restrictions in other activities. It is estimated that approximately 50,000 individuals will become eligible for the DTC as a result of this measure.

     This measure will apply for the 2005 and subsequent taxation years.

Life-Sustaining Therapy

Currently, individuals who require extensive therapy to sustain a vital function qualify for the disability tax credit (DTC) if their therapy meets three conditions:

▪ It is essential to sustain a vital function.

▪ It is required to be administered at least three times each week for a total duration averaging not less than 14 hours a week.

▪ It cannot reasonably be expected to be of significant benefit to persons who are not so impaired.

     The purpose of these provisions is to allow individuals to be eligible for the DTC if they must have life-sustaining therapy that requires them to dedicate a significant amount of time away from their normal, everyday activities to receive the therapy. Two examples of individuals who may be eligible under these provisions are individuals who require kidney dialysis and children with cystic fibrosis who require chest physiotherapy on average at least 14 hours per week.

     In its report, the Technical Advisory Committee raised concerns as to what activities constitute therapy under these provisions. In particular, the Committee was concerned that certain activities necessary to the administration of insulin were not considered to be therapy for some children with particularly severe cases of Type 1 diabetes. In these cases, the Committee believed that therapy included monitoring blood sugar levels and determining insulin dosages.

     In response, the budget proposes amendments to the Income Tax Act to better define the activities that will be considered therapy and will be included as time spent receiving therapy. Specifically:

▪ Where the therapy has been determined to require a regular dosage of medication that needs to be adjusted on a daily basis, the activities directly involved in determining the appropriate dosage will be considered part of the therapy.

ANNEX 8

▪ Therapy does not include activities such as following a dietary restriction or regime, exercise, travel time, medical appointments, shopping for medication or recuperation after therapy.

▪ The time it takes to administer the therapy must be time dedicated to the therapy—that is, the individual has to take time away from normal, everyday activities in order to receive the therapy. Further, in the case of a child who is unable to perform the activities related to the therapy as a result of his or her age, the time spent by the child’s primary caregivers (i.e. parents) performing and supervising these activities for the child can be considered time dedicated to the therapy.

     With these proposed changes, it is expected that children with very severe cases of Type 1 diabetes—who require many insulin injections (which requires knowledge of current blood sugar levels at the time of each injection), as well as several additional blood sugar tests to monitor their condition—will become eligible for the DTC.

     The life-sustaining therapy provisions, in and of themselves, do not extend eligibility for the DTC to individuals who receive therapy in a manner that does not significantly affect their everyday activities (for example, by means of a portable or implanted device).

     These measures will apply for the 2005 and subsequent taxation years.

List of Qualified Practitioners

Currently, a medical doctor or other health practitioner must certify eligibility for the DTC. While medical doctors can certify all types of impairments, other practitioners may certify impairments only in their respective fields, as summarized in the following box.

Certification of DTC Eligibility
Health practitioner	Type of impairment
Medical doctors	All impairments
Optometrists	Vision
Audiologists	Hearing
Occupational therapists	Walking, feeding or dressing
Psychologists	Perceiving, thinking and remembering
Speech-language pathologists	Speaking

THE BUDGET PLAN 2005

     Based on the advice of the Technical Advisory Committee, the budget proposes to allow physiotherapists to certify a marked restriction in walking for the purposes of determining eligibility for the DTC. Certification of eligibility for the DTC as a result of cumulative effects of multiple restrictions must be made by a medical doctor, unless the multiple restrictions pertain only to walking, feeding, or dressing, in which case certification may also be made by an occupational therapist.

     These measures will apply to certifications made on or after February 23, 2005.

     In addition, the Government will consult further to determine under what circumstances, if any, nurse practitioners should be allowed to certify eligibility for the DTC.

Reducing Barriers to Employment and Education

Expansion of the Disability Supports Deduction

Persons with disabilities may receive tax relief for the cost of disability supports (e.g. sign-language interpretation services, talking textbooks, etc.) incurred for the purposes of employment or education through the disability supports deduction. This deduction was introduced in the 2004 budget following an early recommendation by the Technical Advisory Committee.

     The effects of this deduction are that no income tax is payable on income (including government assistance) used to pay for these expenses, and that this income is not used in determining the value of income-tested benefits.

     The 2004 budget specified a list of expenses eligible for the disability supports deduction. The Committee noted in its report that the existing deduction could be improved by adding to the list of eligible expenses.

     In response, this budget proposes to expand the list of expenses eligible for the disability supports deduction by adding amounts paid for:

▪ Job coaching services used by individuals who have a severe and prolonged impairment (and paid to persons engaged in the business of providing such services). These services do not include job placement or career counselling services. The need for these services will have to be certified by a medical practitioner.

ANNEX 8

▪ Reading services used by individuals who are blind or who have a severe learning disability (and paid to persons engaged in the business of providing such services). The need for these services will have to be certified by a medical practitioner.

▪ Deaf–blind intervening services used by individuals who are both blind and profoundly deaf (and paid to persons engaged in the business of providing such services).

▪ Bliss symbol boards used by individuals who have a speech impairment to help them communicate by motioning at the symbols or by spelling-out words. The need for these devices will have to be certified by a medical practitioner.

▪ Braille note-takers used by individuals who are blind to allow them to take notes (that can be read back to them or printed or displayed in Braille) with the help of a keyboard. The need for these devices will have to be certified by a medical practitioner.

▪ Page-turners used by individuals with a severe and prolonged impairment that markedly restricts their ability to use their arms or hands to turn the pages of a book or other bound document. The need for these devices will have to be certified by a medical practitioner.

▪ Devices and software designed to be used by individuals who are blind or who have a severe learning disability to enable them to read print (to the extent not already allowed). The need for these devices and software will have to be certified by a medical practitioner.

     These disability supports expenses (except for job coaching services) may be expenses incurred for purposes other than employment or education and, therefore will also be added to the list of expenses eligible for the medical expense tax credit.

     These measures will apply for the 2005 and subsequent taxation years.

Increasing the Refundable Medical Expense Supplement

For Canadians with disabilities and others with above-average medical or disability-related expenses, the potential loss of benefits under provincial social assistance programs can be an important barrier to participation in the labour force.

THE BUDGET PLAN 2005

     The refundable medical expense supplement helps offset the loss of these benefits. It provides assistance for above-average medical and disability-related expenses to low-income working Canadians. The supplement is available to workers with earnings above a threshold that is indexed annually. For 2005, the threshold is $2,857. The supplement is equal to 25 per cent of an individual’s medical expense tax credit (METC) and disability supports deduction claims, up to a maximum of $571. This means that individuals are entitled to claim the refundable medical expense supplement in respect of medical or disability related expenses in addition to any claim they may be entitled to under the METC and/or the disability supports deduction in respect of those same expenses.

     To target assistance to those with low incomes, the supplement is reduced by five percent of net family income above an income threshold that is equal to the sum of the basic personal amount, the spouse or common-law partner amount, and the disability tax credit amount. This threshold is indexed annually. The threshold for 2005 will be $21,663.

     The Technical Advisory Committee recommended an increase in the maximum benefit provided by the supplement.

     The budget proposes to increase the maximum amount to $750 for the 2005 taxation year—representing an increase of over 30 per cent. The maximum amount will continue to be indexed.

ANNEX 8

Assistance to Low-Income Canadians with High Medical or Disability-Related Expenses

Laura must incur medical expenses of $3,500 annually for prescription drugs. She recently began working at a job that pays $20,000 annually. Although these expenses were covered by the provincial government when she was in receipt of social assistance, Laura must now pay for them herself.

Under the METC, Laura may receive federal tax relief of $464 (i.e. 16 per cent of her medical expenses in excess of 3 per cent of her net income). In addition to this tax relief, Laura will receive further assistance from the refundable medical expense supplement.

Operation of the Supplement

Existing Rules

Under the current rules, Laura would receive the maximum amount of $571 from the refundable medical expense supplement.

Medical expenses	$3,500

Less: 3% of net income ($20,000 ¥ 3%)	– 600

Net medical expenses	$2,900

Amount of refundable medical expense supplement ($2,900 x 25%, to a maximum of $571)	$571

Proposed Rules

Under the proposed rules, by increasing the maximum amount to $750, Laura would receive $725 from the refundable medical expense supplement, which is the full 25% of her expenses in excess of 3% of her net income.

Medical expenses	$3,500

Less: 3% of net income ($20,000 ¥ 3%)	– 600

Net medical expenses	$2,900

Amount of refundable medical expense supplement ($2,900 x 25%, to a maximum of $750)	$725

     This measure will apply for the 2005 and subsequent taxation years.

Changes to Registered Education Savings Plans

A registered education savings plan (RESP) is a tax-assisted savings vehicle designed to help families accumulate savings for the post-secondary education of their children.

THE BUDGET PLAN 2005

     Contributions to an RESP are not deductible for income tax purposes and are not taxed upon withdrawal. Investment income accruing in the plan is taxable only on withdrawal. For each beneficiary of an RESP, there is an annual contribution limit of $4,000 and a lifetime contribution limit of $42,000. Contributions to an RESP can only be made for 21 years following the year in which the plan is entered into. An RESP must be terminated by the end of the year that includes the 25th anniversary of the opening of the plan.

     The Technical Advisory Committee noted that students with disabilities often have special needs that must be accommodated in order to pursue post-secondary education, in particular with regard to the time required to begin or complete a post-secondary education program. The Committee recommended that the time limits during which an RESP can remain in existence, and during which a subscriber can make contributions, be extended to take into account the needs of students with disabilities.

     In response, the budget proposes that, if an RESP beneficiary qualifies for the disability tax credit in the 21st year following the year in which the plan was entered into:

■ The maximum period for making contributions to the RESP be extended to 25 years following the year in which the plan was entered into.

■ The termination date of the RESP be extended to 30 years following the year in which the plan was entered into.

     While this change applies only to single beneficiary RESPs, if an individual who qualifies for the disability tax credit is a beneficiary under a family plan, that individual’s share of the family plan can be transferred into a single beneficiary RESP in order to ensure access to these extended limits. These extended limits will apply for the 2005 and subsequent taxation years.

     In addition, the list of post-secondary educational institutions—in which enrolment generates entitlement to qualifying withdrawals under the RESP rules—will be reviewed over the coming months.

Children with Disabilities

Increasing the Child Disability Benefit

The 2003 budget introduced the Child Disability Benefit (CDB) as a supplement of the Canada Child Tax Benefit (CCTB) payable in respect of children, in low- and modest-income families, who meet the eligibility criteria for the disability tax credit.

ANNEX 8

     Based on the advice of the Technical Advisory Committee, the budget proposes to increase the maximum annual CDB. This maximum will be increased for the 2005–06 benefit year to $2,000 from $1,681. Under this proposal, a low-income family caring for a child with a severe disability will have seen a fivefold increase in their federal assistance since 1999. The benefit will continue to be indexed.

Growth in Federal Assistance for Children with Disabilities

In 1999, a one-earner family with one child with a severe disability and an income of $30,000 obtained tax relief of about $720 under the disability tax credit (DTC). In 2005, taking into account measures in this budget and indexation, the same family will receive a total of $3,671 in federal assistance for children with disabilities. This includes $2,000 from the Child Disability Benefit and tax relief of $1,671 through the DTC and the DTC supplement for children. For this family, federal assistance for children with disabilities will thus have increased fivefold between 1999 and 2005.

THE BUDGET PLAN 2005

     The full $2,000 CDB will be provided for each eligible child to families with net income below the amount at which the National Child Benefit (NCB) supplement is fully phased out ($35,595 in July 2005 for families having three or fewer children). Beyond that income level, the CDB will continue to be reduced based on family income at the same rates as the NCB supplement (see table below).

Table A8.3
Parameters of the Child Disability Benefit—July 2005

	Net Family	Net Family
Number of	Income Start	Income Phase-out	Phase-out
DTC-eligible	of Phase-out	Threshold	Rate
Children	($)	($)	(%)

1	35,595	51,988	12.2
2	35,595	53,139	22.8
3	35,595	53,832	32.9

     This measure will apply to benefits payable beginning in July 2005.

Improving Administrative Practices

The Canada Revenue Agency (CRA) is responsible for the interpretation and administration of the legislation pertaining to the various tax measures for persons with disabilities.

     The Technical Advisory Committee made a series of recommendations with respect to further steps for the CRA to take in two areas: the administration of the disability tax credit (DTC) and other tax measures for persons with disabilities; and communications with the community of persons with disabilities and other stakeholders.

     Over the last 18 months, the CRA has taken steps in these areas by consulting with persons with disabilities and qualified health practitioners regarding the DTC certification form (Form T2201), resulting in improvements to the form and other related materials. The CRA also conducted similar consultations with respect to letters issued to individuals regarding their eligibility for the DTC.

ANNEX 8

Making Administrative Improvements

In response to the Committee’s recommendations, the CRA will make a number of improvements to the administration of the disability-related tax measures. For example, to ensure consistency and fairness in the application of these measures, the CRA will improve staff education through enhanced training programs and improved methods, work tools, and procedures.

Enhancing Communications

The CRA will continue to improve communications with the community of persons with disabilities and other stakeholders by, for example:

■ Revising communications materials to better help persons with disabilities to access the various tax measures available to them.

■ Improving awareness of tax measures available to businesses that hire or provide services to persons with disabilities (e.g. full deductibility of capital expenditures to accommodate persons with disabilities).

New CRA Advisory Committee

As recommended by the Technical Advisory Committee, the CRA will establish a new advisory committee, comprised of community and professional representatives, to advise the Minister of National Revenue on the administration of tax measures for persons with disabilities. This new committee will be established in 2005.

Research and Review of Tax Measures

Registered Retirement Savings Plans and Registered Retirement Income Funds

Currently, financially-dependent children with mental or physical infirmities are eligible to receive, on a tax-deferred basis, a deceased parent’s (or in the case of a child that is financially dependent on a grandparent, the deceased grandparent’s) proceeds from a registered retirement savings plan (RRSP) or a registered retirement income fund (RRIF) if the funds are transferred to the child’s RRSP or are used to purchase a life annuity. The Committee recommended that the Government review these rules in order to allow more flexibility in respect of a deceased’s RRSP or RRIF proceeds left to a financially-dependent child or grandchild with a disability and, in particular, that the use of a discretionary trust be permitted in these circumstances. The Government will review the tax rules in this area with a view to providing more flexibility where appropriate.

THE BUDGET PLAN 2005

Disability Tax Credit and Canada Pension Plan Disability Beneficiaries

The Technical Advisory Committee noted the low take-up rate of the disability tax credit (DTC) by recipients of the Canada Pension Plan (CPP) disability benefit. As recommended by the Technical Advisory Committee, the Canada Revenue Agency will work with Social Development Canada to:

■ Analyze the take-up rate of the DTC by recipients of CPP disability benefits.

■ Raise awareness of the DTC among applicants for CPP disability benefits.

Improving Data Collection on Persons with Disabilities

The Technical Advisory Committee noted that there is a lack of detailed statistical information regarding persons with disabilities, and that this has an impact on the effectiveness of current policies in addressing the issues those persons face. To improve the knowledge base in this area, the Committee suggested that, where possible, questions on disability be added to new and existing surveys. The Government has also identified a need for more information on disability-related expenses in its evaluation of the disability tax credit. Accordingly, the budget provides funding of $100,000 per year to Statistics Canada to add questions on disability to the Survey of Household Spending, beginning in 2005–06.

Review of Other Tax Measures

The Technical Advisory Committee recommended that the Department of Finance and the Canada Revenue Agency undertake a review of the medical expense tax credit (METC) and the United States’ Work Opportunity Tax Credit. The Department will take these recommendations of the Committee into consideration.

Medical Expense Tax Credit

The medical expense tax credit (METC) recognizes the effect of above-average specific medical and disability-related expenses on an individual’s ability to pay income tax.

     Currently, the METC provides tax relief equal to 16 per cent of eligible medical and disability-related expenses in excess of a threshold. In particular, eligible medical and disability-related expenses incurred by a taxpayer, including those incurred on behalf of a spouse or common-law partner and minor children, may be claimed by the taxpayer to the extent that they exceed the taxpayer’s minimum expense threshold—that is, the lesser of 3 per cent of the taxpayer’s net income and $1,844. Caregivers may also claim expenses they incur on behalf of a dependent relative.

ANNEX 8

     The list of expenses eligible for the credit is regularly reviewed and updated in light of new technologies and other disability-specific or medically related developments. In addition to the items added to the list of expenses eligible for the METC as described under “Expansion of the Disability Supports Deduction,” the budget proposes three other additions to the list of expenses eligible for the METC.

     First, the budget proposes to add the cost to purchase, operate, and maintain phototherapy equipment prescribed for the treatment of psoriasis or other skin disorders.

     Second, while the cost of purchasing an oxygen concentrator is currently an eligible expense under the METC, the budget proposes to extend eligibility under the METC to expenses incurred to operate an oxygen concentrator, including the cost of electricity.

     Third, the budget proposes to add drugs purchased under Health Canada’s Special Access Programme, and medical marihuana, to the list of expenses eligible under the METC. Currently, these two types of medication are available only upon the recommendation of a physician but are ineligible for the METC.

     To be an eligible expense under the METC, medical marihuana will have to be purchased from either Health Canada or a designated grower, by an individual authorized to use the drug for medical purposes under Health Canada’s Medical Marihuana Access Regulations or an exemption under Section 56 of the Controlled Drug and Substances Act. With the exception of the cost of seeds purchased from Health Canada, expenses incurred by authorized users to grow their own marihuana will not be eligible under the METC.

     Health Canada’s Special Access Programme allows access to drugs that have not yet been approved for sale in Canada. Special access can be requested in emergency cases or when conventional therapies have failed, are unsuitable or are unavailable. The cost of drugs purchased under the Special Access Programme will be eligible under the METC. The budget also proposes to extend the same treatment to devices purchased under the Special Access Programme.

     These changes will be effective for the 2005 and subsequent taxation years.

THE BUDGET PLAN 2005

     The budget also proposes to clarify the METC provisions regarding the eligibility of home renovation expenses.

     Currently, reasonable expenses for renovations to a home are recognized under the METC when they are undertaken to enable a person who lacks normal physical development or has a severe and prolonged mobility impairment to gain access to, or to be mobile or functional within, the home. The policy intent is to grant eligibility under the METC to renovation expenses that would be of benefit only to such individuals (e.g. the cost of widening doorways). However, recent court decisions have interpreted these measures to apply more broadly, most notably to include, in some cases, the cost of hardwood floors or installing a hot tub. Such an expansion goes far beyond the policy intent of the METC because it subsidizes renovation expenses that increase the value of the home, and extends tax recognition to expenses with a substantial element of personal consumption and personal choice. To ensure that the METC continues to be provided to those most in need, the budget proposes a two-criteria test for determining whether home renovation expenses qualify under the METC.

     The first criterion is that the expense must not typically be expected to increase the value of the home. Secondly, the expenses must be of a type that would not typically be incurred by persons without such an impairment. Only expenses that meet both of these criteria will be eligible to be claimed under the METC.

     For example, a person confined to a wheelchair who has a wheelchair ramp installed in his or her home would be able to claim the cost of the ramp since such an expense would (i) not typically increase the value of the home and (ii) not typically be undertaken by individuals without such an impairment.

     In light of these clarifications, most medical and disability-related home renovation expenses will remain eligible under the METC, including, for example the cost of installing entrance and exit ramps, widening doorways, lowering shelves, modifying kitchen cabinets and moving electrical outlets.

     Similarly, the provisions of the Income Tax Regulations that prescribe devices designed to assist an individual in walking where the individual has a mobility impairment will be amended to ensure that only devices exclusively designed for that purpose will be eligible under the METC.

     These changes will be effective for expenses incurred on or after February 23, 2005.

ANNEX 8

Tax Relief for Caregivers

Taxpayers paying medical or disability-related expenses on behalf of a dependent relative may claim those expenses under the medical expense tax credit (METC). For this purpose, a dependent relative is defined as a child who is 18 years of age or older, or a grandchild, parent, grandparent, brother, sister, uncle, aunt, niece or nephew, who is dependent on the taxpayer for support.

     Based on changes introduced in the 2004 budget, taxpayers can claim eligible expenses paid on behalf of the dependent relative that exceed the lesser of 3 per cent of the dependent relative’s net income and $1,844 (i.e. the threshold for the METC that would apply if the dependent relative claimed the expenses). The maximum eligible amount that can be claimed on behalf of such a dependent relative was set at $5,000.

     This budget proposes to double this eligible maximum amount to $10,000.

THE BUDGET PLAN 2005

Tax Recognition of Medical and Disability-Related Expenses Paid by Caregivers

Marie provides support to her father, Vincent, who is a senior with severe arthritis. Vincent receives an annual governmental pension of $12,000. Marie pays all of Vincent’s medical expenses (attendant care and prescription drugs), which amount to $8,000 a year.

Existing Rules

Under the existing rules, Marie would be able to claim the portion of Vincent’s medical expenses that exceed 3% of his net income, but only up to a maximum of $5,000. She could claim only $5,000 in expenses, for a federal income tax reduction of $800.

Medical expenses incurred on behalf of Vincent	$8,000

Less: 3% of Vincent’s net income ($12,000 x 3%)	- 360

Net medical expenses	$7,640

Maximum claimable medical expenses [A]	5,000

Federal income tax reduction ([A] x 16%)	$800

Proposed Rules

Under the proposed rules, by increasing the limit from $5,000 to $10,000, Marie would be able to claim $7,640 in expenses, for a federal income tax reduction of $1,222.

Medical expenses incurred on behalf of Vincent	$8,000

Less: 3% of Vincent’s net income ($12,000 x 3%)	-360

Net medical expenses [B]	$7,640

Federal income tax reduction ([B] x 16%)	$1,222

     This measure will apply for the 2005 and subsequent taxation years.

ANNEX 8

Adoption Expense Tax Credit

There are significant costs attached to the decision to adopt a child, including adoption agency and legal fees. In the case of children who are adopted from outside of Canada, the range of costs often includes travel expenses, accommodation expenses, and document translation fees. The budget proposes to introduce a 16-per-cent non-refundable credit for eligible (non-reimbursable) adoption expenses for the completed adoption of a child under the age of 18 years.

Eligible adoption expenses will include:

■ Fees paid to an adoption agency licensed by a provincial or territorial government.

■ Court, legal and administrative expenses.

■ Reasonable travel and living expenses for the child and the adoptive parents

■ Document translation fees.

■ Mandatory fees paid to a foreign institution.

■ Any other reasonable expenses required by a provincial or territorial government or an adoption agency licensed by a provincial or territorial government.

     The maximum eligible adoption expenses claimable in respect of any particular adoption will be $10,000. This amount will be indexed for taxation years after 2005. The credit may be split between two adoptive parents, but the combined expenses claimed for an adopted child cannot exceed $10,000. To be eligible for the credit, a parent must submit proof of an adoption in the form of a Canadian or foreign adoption order, or otherwise demonstrate that all of the legal requirements of the jurisdiction in which the parent resides have been met in completing the adoption. Parents will be able to claim the credit only for the taxation year in which an adoption is finalized, and will be able to include expenses incurred from the earlier of the time the child’s adoption file is opened with the provincial or territorial ministry responsible for adoption or a licensed adoption agency, and the time, if any, that an application related to an adoption is made to a Canadian court.

     This measure will apply for the 2005 and subsequent taxation years.

THE BUDGET PLAN 2005

Emergency Medical Services Vehicles

Employment income is generally defined to include salary, wages and employee benefits such as employer-provided automobiles. Under the Income Tax Act (Act), there are specific provisions to determine the amount of an employee’s taxable benefit for the personal use of employer-provided automobiles.

     An employee’s taxable benefit in respect of the personal use of an employer-provided automobile includes a standby charge and an operating expense component. The standby charge is the taxable benefit to the employee of having an employer-provided automobile available for personal use, and is assessed on all vehicles that fit the definition of automobile under the Act. The operating expense component, where applicable, is the taxable benefit to the employee derived from an employer paying the operating costs of an employer-provided automobile.

     Automobiles are defined to include any motor vehicle designed to carry individuals on highways and streets and seating a driver and up to eight passengers. However, certain vehicles are excluded from the definition of automobile—including ambulances, taxis, buses and, in certain circumstances, vans or pickup trucks. While such vehicles are not subject to the taxable benefit imputed by the standby charge and operating expense provisions, a reasonable amount in respect of the personal use of such vehicles must be included in computing the income of the employee.

     The 2003 budget extended the exclusion from the definition of automobile to clearly marked emergency-response fire and police vehicles. Emergency Medical Services (EMS) vehicles (e.g. vehicles used to carry paramedics and their emergency medical equipment) fall within the current definition of automobile and are therefore subject to the standby charge and operating expense provisions. However, EMS vehicles have a function similar to ambulances and, like fire and police personnel, paramedics are often required to have immediate access to their vehicles in order to respond as quickly as possible to an emergency. The budget proposes to exclude clearly marked EMS vehicles, used for the purpose of providing emergency paramedic services, from the definition of automobile. This change will mean that an employee whose employer provides these vehicles will not have to include the formula-based standby charge and operating expense benefits in calculating income. Rather the employee will be required to include in income a reasonable amount in respect of the personal use of such vehicles determined without reference to those formula-based inclusions.

     This measure will apply for the 2005 and subsequent taxation years.

ANNEX 8

Agricultural Cooperatives

Agricultural cooperative corporations play an important role in rural communities. To aid their capitalization, the budget proposes to allow members of such cooperatives to defer paying tax on patronage dividends paid to them in the form of eligible shares rather than as cash distributions.

     Agricultural cooperatives can distribute earnings to their members in the form of patronage dividends, which are paid in proportion to the amount of business the member has undertaken with the cooperative. In computing its income, a cooperative may deduct patronage dividends paid to its members. Accordingly, income paid out in the form of patronage dividends is not subject to tax at the cooperative level.

     Patronage dividends received by a member, other than those received in respect of consumer goods and services, are included in the recipient’s income and are taxable in the year they are received. Further, the payor of a patronage dividend is required to withhold an amount from the dividend and remit it to the Canada Revenue Agency on account of the recipients’ tax liability. As a result, when patronage dividends are paid in shares, agricultural cooperatives typically issue a portion of the patronage dividend in cash, in order to fund the member’s tax liability on the patronage dividend. Depending on the amount of the patronage dividend, this cash portion could represent a significant outlay of capital for the agricultural cooperative.

     In response, the budget proposes to permit eligible members of eligible agricultural cooperatives to defer the inclusion in income of all or a portion of any patronage dividend received as an eligible share until the disposition (or deemed disposition) of the share. Further, when an eligible agricultural cooperative issues an eligible share as a patronage dividend, there will be no withholding tax obligation in respect of the patronage dividend. Instead, there will be a withholding obligation when the share is redeemed.

     Agricultural cooperatives that are eligible for this measure must be resident in Canada and have, as their principal business activity, farming (including for this purpose the production, processing, storing and the wholesale marketing, of the products of their members’ farming activities) or the provision of goods or services required for farming (other than financial services). Further, that principal business must be carried on in Canada. To be eligible for the deferral, a member of an eligible cooperative must generally meet these same criteria.

THE BUDGET PLAN 2005

     In order to ensure compliance, facilitate administration and evaluate the impact of this measure, agricultural cooperatives that make patronage dividends in the form of shares eligible for this deferral will be required to report those share issuances with their income tax returns.

     The amount of deductible patronage dividends that an agricultural cooperative can issue as eligible shares will be limited. In general, an eligible agricultural cooperative will be allowed to deduct the amount of eligible shares issued in respect of a taxation year as a patronage dividend up to a maximum amount of 85 per cent of its income for that taxation year attributable to business done with members (calculated without reference to the dividend).

     In order to be an eligible share, the share must be issued after 2005 and before 2016, and must not, except in the case of death, disability or ceasing to be a member, be redeemable or retractable within five years of its issue. In addition, if the share is pledged as collateral security or the paid-up capital of the share is reduced (other than by way of a redemption) a disposition of the share will be deemed to have occurred.

Corporate Income Tax Reductions

To improve the living standards of Canadians, it is important that Canada’s tax system contribute to a business environment that fosters investment and economic growth. The tax system best encourages productive investment by having low tax rates that are common across all sectors, and an efficient tax structure that is neutral and does not interfere with the efficient allocation of resources.

     To foster investment and growth, the budget proposes to eliminate the corporate surtax in 2008 and reduce the general corporate income tax rate by 2 percentage points by 2010.

Corporate Surtax

The corporate surtax applies to all corporations and is calculated at a rate of 4 per cent of federal corporate tax payable after the 10-per-cent abatement for income earned in a province, but before credits such as the small business deduction and the credits for foreign taxes paid. It was originally introduced in 1987 as a deficit reduction measure.

     The budget proposes to eliminate the corporate surtax on January 1, 2008, prorated for taxation years that include that date. Its elimination is equivalent to a 1.12 percentage point reduction in corporate income tax rates.

ANNEX 8

     While the elimination of the surtax will benefit all corporations, it will be of particular benefit to small business corporations since the surtax represents a larger proportion of their overall tax payable. Eliminating the surtax will also simplify the tax system.

Corporate Tax Rate Reduction

The budget proposes to reduce the general corporate income tax rate to 19 per cent from 21 per cent by 2010. The general corporate income tax rate will be reduced to 20.5 per cent effective January 1, 2008, to 20 per cent effective January 1, 2009, and to 19 per cent effective January 1, 2010 (all prorated for taxation years that include those dates).

     The rate reductions will apply to all types of corporate income, other than: small business income that is already eligible for the low 12-per-cent corporate tax rate; investment income of Canadian-controlled private corporations (CCPCs), which income is eligible for a special refundable tax; the income of credit unions eligible for the corporate tax rate reduction under section 137 of the Income Tax Act; and the income of mutual fund corporations, mortgage investment corporations, and investment corporations (as defined in the Income Tax Act), which income already qualifies for special tax provisions.

     The following table presents the federal corporate tax rates on various types of income, before and after the proposed rate reductions.

Table A8.4
Federal Corporate Income Tax Rates

	Legislated rates		Proposed rates
	in 2008[1]	2008	2009	2010

On first $300,000 of CCPCs’ active business income	13.12	12	12	12
On other business income	22.12	20.5	20	19

[1]	Rates include the corporate surtax.

THE BUDGET PLAN 2005

Capital Cost Allowance

A portion of the capital cost of depreciable property is deductible as capital cost allowance (CCA) each year, with the CCA rate for each type of property set out in the Income Tax Regulations. CCA rates should, as a general principle, reflect the useful life of an asset and thus provide adequate recognition of capital costs.

     The useful life of assets can change over time for several reasons, including technological change. The assessment of CCA rates is therefore an ongoing process. As part of this continuing review, the budget proposes adjustments to CCA rates for hydrocarbon transmission pipelines and related pumping and compression equipment, combustion turbines generating electricity, electricity transmission and distribution equipment, and cables used for telecommunications infrastructure.

     The Government will continue to assess the appropriateness of CCA rates to ensure that they reflect, as closely as possible, the useful life of assets.

Transmission Pipelines and Related Equipment

Currently, hydrocarbon transmission pipelines are generally eligible for a 4-per-cent capital cost allowance (CCA) rate under Class 1 of Schedule II to the Income Tax Regulations. Because petroleum pumping equipment and natural gas compression equipment on such pipelines is not specifically included in any of the CCA classes, the sector has generally included such assets in Class 8 (20-per-cent CCA rate), the default class for property not included in any other class. However, court cases have called into question the classification of natural gas compression equipment, on such pipelines, that default into Class 8.

Current CCA Treatment

Class 1 of Schedule II to the Income Tax Regulations includes hydrocarbon transmission pipelines described as “a pipeline, other than gas or oil well equipment, unless, in the case of a pipeline for oil or natural gas, the Minister, in consultation with the Minister of Energy, Mines and Resources [now the Minister of Natural Resources], is or has been satisfied that the main source of supply for the pipeline is or was likely to be exhausted within 15 years after the date on which operation of the pipeline commenced,” generally provided it was acquired after 1987. In this latter case, the equipment is typically treated as falling under Class 8 (20-per-cent CCA rate), which includes tangible capital property that is not included in another class.

ANNEX 8

     The budget proposes that the CCA rate for transmission pipelines (as contrasted with distribution lines) for petroleum, natural gas or related hydrocarbons be increased to 8 per cent from 4 per cent to better reflect the typical useful life of these assets. Included will be control and monitoring devices, valves and other ancillary equipment (other than pumping and compression equipment, discussed below). The proposed changes will not affect the existing treatment of gas or oil well equipment and pipelines for which the Minister of National Revenue, in consultation with the Minister of Natural Resources, is satisfied that the main source of supply is likely to be exhausted within 15 years of commencement of operation. Distribution pipelines that distribute gas to the ultimate consumers typically have a longer useful life than transmission pipelines. Accordingly, these properties will continue to be included in Class 1, eligible for a 4-per-cent CCA rate.

     The budget also proposes changes to the treatment for pumping and compression equipment, and equipment ancillary to it, related to a transmission pipeline for petroleum, natural gas or related hydrocarbons. The tax treatment of such equipment is to be rationalized by establishing a uniform 15-per-cent CCA rate that better reflects the typical useful life of these assets. However, this change will not apply to gas or oil well equipment (which is already eligible for a 25-per-cent CCA rate) and buildings or other structures.

     The useful life of a pipeline can, however, be shortened in cases where production from the associated resource ceases. Accordingly, the budget also proposes that a separate class election be introduced for transmission pipelines and related pumping and compression equipment. The separate class election, which must be made for the taxation year in which a property is acquired, allows taxpayers to place eligible property in a separate class for CCA purposes. Although the separate class election does not change the CCA rate specified for the class, it does provide that any remaining undepreciated balance in the class after the disposition of the property, can, for the year of disposition, be fully deducted as a terminal loss.

     The new CCA rates for transmission pipelines will apply to equipment acquired on or after February 23, 2005 that has not been used or acquired for use before that date. The new CCA rates for pumping and compression equipment will apply to all such equipment acquired on or after February 23, 2005.

THE BUDGET PLAN 2005

Combustion Turbines Generating Electricity

As a result of measures announced in the 2000 budget, combustion turbines that generate electricity are eligible for an 8-per-cent CCA rate.

Current CCA Treatment

Proposed amendments to Class 17 of Schedule II to the Income Tax Regulations would include in the class combustion turbines described as “property (other than a building or other structure) acquired after February 27, 2000 that has not been used for any purpose before February 28, 2000 and that is... electrical generating equipment (other than electrical generating equipment described in any of paragraphs (f) to (h) of Class 8).”

     Available evidence associated with newer combustion turbines suggests that the current provisions do not reflect the useful life of these assets. The budget therefore proposes that the CCA rate for combustion turbines that generate electricity (including associated burners and compressors) be increased to 15 per cent. The 15-per-cent rate will apply to such property acquired on or after February 23, 2005, that has not been used or acquired for use before February 23, 2005.

     Combustion turbines that generate electricity are currently eligible for a separate class election. The separate class election was provided in response to concerns that combustion turbines can have shorter useful lives than other electrical generating equipment.

     Because the higher CCA rate proposed in this budget will better reflect the useful life of combustion turbines, it is proposed that the separate class election not be extended to combustion turbines eligible for the higher rate. To accommodate taxpayers who may have already planned purchases based on the availability of the separate class election, it is further proposed that taxpayers may elect to have combustion turbines acquired before 2006 that would otherwise be eligible for the 15-per-cent rate included in Class 17 and therefore eligible for the separate class election. The proposed election must be filed with the income tax return for the taxation year in which the property is acquired.

Electricity Transmission and Distribution Assets

Currently, electricity transmission and distribution assets (e.g., power lines, transformers and substation equipment) are eligible for a 4-per-cent CCA rate.

ANNEX 8

Current CCA Treatment

Class 1 of Schedule II to the Income Tax Regulations includes electricity transmission and distribution assets described as “the generating or distributing equipment and plant (including structures) of a producer or distributor of electrical energy.”

     Available evidence associated with transmission and distribution equipment suggests that the current provisions do not reflect the useful life of these assets. The budget therefore proposes that the CCA rate for transmission and distribution equipment and structures (but not including buildings) of a distributor of electrical energy be increased to 8 per cent. This rate will better reflect the estimated useful life of these assets.

     The 8-per-cent rate will apply to assets acquired on or after February 23, 2005 that have not been used or acquired for use before February 23, 2005.

Specified Energy Property Rules

In addition to setting the appropriate CCA rate, rules are needed to protect the integrity of the CCA system. These include the specified energy property rules, which limit the amount of CCA deductions that may be used by passive investors in respect of specified energy property—generally property for which an incentive CCA rate is allowed under Class 34 or 43.1—to the amount of income from such property. This prevents CCA deductions from being used by passive investors to shelter other sources of income.

     This budget proposes that the specified energy property rules be extended to combustion turbines and electricity transmission and distribution assets that are eligible for the higher CCA rates proposed in this budget.

Cable for Telecommunications Infrastructure

Currently, wire and cable used for telephone, telegraph or data communication, other than fibre-optic cable, is eligible for a 5-per-cent CCA rate. Fibre-optic cable is eligible for a 12-per-cent CCA rate.

Current CCA Treatment

Class 3 (5-per-cent CCA rate) of Schedule II to the Income Tax Regulations includes wire and cable described as “Property not included in any other class that is ... telephone, telegraph or data communication equipment, acquired after May 25, 1976, that is a wire or cable.”

THE BUDGET PLAN 2005

     A review of the CCA rate for wire and cable used for telephone, telegraph or data communication that is not fibre-optic cable indicates that a higher CCA rate would better reflect the useful life of these assets. The budget proposes that the CCA rate for wire or cable used for telephone, telegraph or data communication not included in any other class be increased to 12 per cent. This rate will better reflect the estimated useful life of these assets.

     The 12-per-cent CCA rate will apply to assets acquired on or after February 23, 2005 that have not been used or acquired for use before February 23, 2005.

Efficient and Renewable Energy Generation Equipment

An accelerated capital cost allowance (CCA) rate of 30 per cent is provided under Class 43.1 in Schedule II to the Income Tax Regulations for investments in equipment that, in general, produces heat for an industrial process, or electricity, by using fossil fuel efficiently or renewable energy sources. This accelerated rate is an explicit exception to the practice of setting CCA rates to reflect the useful life of assets.

     Where the majority of the tangible property acquired for use in a project is included in Class 43.1, certain start-up expenses (mostly intangible) for the project are treated as Canadian Renewable and Conservation Expenses. These expenses may be deducted in full in the year incurred, carried forward indefinitely for use in future years, or transferred to investors under flow-through share agreements.

ANNEX 8

Efficient and Renewable Energy Generation

Class 43.1 currently provides an accelerated capital cost allowance (CCA) rate of 30 per cent per year for investments in equipment that produces heat for an industrial process or electricity by using fossil fuel efficiently or by using renewable energy sources.

The two general categories of included equipment are cogeneration and renewable energy technologies.

Cogeneration—also called combined heat and power (CHP)—is the simultaneous generation of electricity and heat from the same fuel to achieve greater energy efficiency. To qualify for Class 43.1 treatment, cogeneration equipment must meet a minimum level of energy efficiency in the use of fossil fuel.

A variety of renewable energy generation assets are also included in Class 43.1, including:

■ Wind turbines.

■ Electrical generating equipment that uses only geothermal energy.

■ Small hydroelectric facilities.

■ Stationary fuel cells.

■ Photovoltaics and “active” solar equipment used to heat a liquid or gas.

■ Equipment powered by certain waste fuels (e.g. wood waste, municipal waste, biogas from a sewage treatment facility).

■ Equipment that recovers biogas from a landfill.

■ Equipment used to convert biomass into bio-oil.

In addition, where the majority of the tangible property in a project is eligible for Class 43.1, certain project start-up expenses (mostly relating to intangibles) are treated as Canadian Renewable and Conservation Expenses (CRCE). These expenses may be deducted in full in the year incurred, carried forward indefinitely for use in future years, or transferred to investors using flow-through shares. Flow-through shares are particularly beneficial to start-up firms that do not have enough taxable income to benefit from tax deductions themselves.

Eligible expenses typically include engineering and design, site clearing, feasibility studies, contract negotiations, and regulatory approvals. In the wind industry, CRCE also includes the capital cost of “test wind turbines,” which can constitute up to 20 per cent of the generating capacity in a wind farm.

THE BUDGET PLAN 2005

High-Efficiency and Renewable Energy Generation Equipment

The budget proposes to include certain highly fossil-fuel-efficient and renewable energy generation equipment—which is currently eligible for the 30-per-cent CCA rate under Class 43.1—in a new class eligible for a 50-per-cent CCA rate. The increased rate will apply to such equipment acquired on or after February 23, 2005 and before 2012. As is currently the case with Class 43.1, the specified energy property rules will be extended to apply to this new Class.

High-Efficiency Cogeneration Systems

Cogeneration systems (also called combined heat and power or CHP systems) produce heat and power simultaneously by capturing the waste heat from the electrical generation process and using it for another purpose, such as manufacturing or space heating.

     Cogeneration equipment is currently eligible for Class 43.1 treatment if it converts approximately 57 per cent or more of the energy value of the input fossil fuel into electricity and usable heat. In formal terms, this requires a system to use no more than 6000 British Thermal Units (BTUs) of fossil fuel per kilowatt-hour of electricity produced on an annual basis. The energy content of specified waste fuels, such as wood waste, municipal waste, bio-oil and biogas, is not counted for the purposes of this “heat rate” calculation.

     The budget proposes that cogeneration equipment that would otherwise be included in Class 43.1 will be included in the new class entitled to a 50-per-cent CCA rate if the equipment is part of a high-efficiency cogeneration system with an annual heat rate from fossil fuel that does not exceed 4750 BTUs per kilowatt-hour of electricity production. This corresponds to a total system efficiency of approximately 72 per cent. To be eligible for the new class, the equipment must be acquired on or after February 23, 2005 and before 2012. Systems eligible for Class 43.1 treatment that exceed the 4750 BTU threshold will still qualify for the current 30-per-cent CCA rate.

Renewable Energy Generation Systems

Class 43.1 also includes a range of renewable energy generation equipment, including wind turbines, small hydroelectric facilities, active solar heating equipment, fixed location photovoltaic equipment and geothermal energy equipment.

     The budget proposes that such equipment that would otherwise be included in Class 43.1 will be eligible for the new 50-per-cent CCA rate class. To be eligible for the new Class, the equipment must be acquired on or after February 23, 2005 and before 2012.

ANNEX 8

Extending Incentives for Investment in Efficient and Renewable Energy Generation

The Government continues to review Class 43.1 on an ongoing basis to ensure inclusion of appropriate energy generation technologies that have the potential to contribute to energy efficiency and the use of alternative energy sources. Frequent additions have been made to the class since its inception in 1994. The budget proposes two further additions to Class 43.1: distribution equipment used in district energy systems that rely on efficient cogeneration; and biogas production equipment.

Distribution Equipment of a District Energy System

District or community energy systems transfer heat between a central generation plant and a group or district of buildings by continuously circulating steam, hot water or cold water through a system of underground pipes. As noted, Class 43.1 currently includes fossil-fuel efficient cogeneration equipment. District energy is an ideal application for cogeneration, since it provides a productive use for low-grade heat created in the process of generating electricity, thereby enabling the system to achieve a high level of energy efficiency.

     The budget proposes to extend eligibility for Class 43.1 to specified distribution equipment of a taxpayer that is part of a district energy system used by the taxpayer (or a lessee) primarily to provide district heating or cooling through the use of heat produced by electrical cogeneration equipment that meets the requirements of Class 43.1, including the heat rate requirements. Eligible components of a taxpayer’s system will be pipes, pumps, chillers, meters and control equipment and heat exchangers attached to the main distribution line of the district energy system. Assets forming part of the internal heat and cooling system of the host building will not be eligible.

     This change will apply to eligible equipment acquired on or after February 23, 2005. Where the distribution assets are acquired on or after February 23, 2005 and before 2012, and they carry heat produced by cogeneration equipment acquired during that period that qualifies for the new 50-per-cent CCA rate Class, the distribution assets will also qualify for the new Class.

Biogas Production Equipment

Class 43.1 currently includes above-ground equipment used primarily to collect landfill gas and digester gas from a licensed sewage treatment facility. Capture and use of these greenhouse gases contributes to climate change objectives, utilizes energy that would otherwise be wasted, and diversifies Canada’s energy supply mix.

THE BUDGET PLAN 2005

     To encourage further capture and use of biogas, the budget proposes to extend eligibility for Class 43.1 to equipment used to produce biogas (which is primarily methane) from the anaerobic digestion of manure. Eligible equipment will be property of a taxpayer that is part of a system that is used by the taxpayer (or a lessee) primarily to produce, store and use biogas primarily for the production by the taxpayer (or the lessee) of heat for use in an industrial process, or electricity, and that is an anaerobic digester reactor, a buffer tank, biogas piping, a biogas storage tank, biogas scrubbing equipment, or generation equipment. Collection equipment, buildings and other structures, and equipment used to process the residue after digestion or to treat recovered liquids, will not be included.

     This change will apply to eligible equipment acquired on or after February 23, 2005. Further, such eligible equipment acquired before 2012 will be included in the new 50-per-cent CCA rate Class.

SR&ED Investment Tax Credit

Canada’s income tax system includes incentives for the performance in Canada of scientific research and experimental development (SR&ED). Expenditures on SR&ED performed in Canada may be deducted immediately and may be eligible for an investment tax credit. For these purposes, Canada is considered to include the 12-nautical-mile territorial sea. SR&ED that is undertaken outside that limit is generally not considered to be performed in Canada, even if it is performed in the area that is within 200 nautical miles from the Canadian coastline. This area is commonly referred to as Canada’s Exclusive Economic Zone (EEZ).

     The budget proposes to extend the SR&ED incentives to include expenditures incurred in the performance of SR&ED in Canada’s EEZ. As an example of the impact of this measure, expenditures by the fishing sector within the 12 nautical mile territorial sea that are eligible for SR&ED tax incentives will also be eligible for these incentives if they are undertaken in Canada’s EEZ.

     This measure will apply to expenditures incurred on or after February 23, 2005.

ANNEX 8

Sales and Excise Tax Measures

Excise Tax on Jewellery

An excise tax of 10 per cent is imposed under the Excise Tax Act on jewellery manufactured and sold in, or imported into, Canada. The tax is payable by manufacturers on the sale price of domestically-produced jewellery at the time of delivery to the purchaser, and by importers on the duty-paid value of imported jewellery in accordance with the provisions of the Customs Act. Jewellery exported from Canada is exempt from the tax.

     In addition to jewellery, whether real or imitation, the tax also applies to clocks and watches (with a value greater than $50) and articles made of semi-precious stones. An exemption from the tax is provided for small manufacturers with annual sales of less than $50,000. As well, the tax is not collected on jewellery with a sale price at the manufacturer’s level, or a duty-paid value, of less than $3.

     The budget proposes that the excise tax on jewellery be phased-out through a series of rate reductions over the next four years. The rate will be reduced to 8 percent from 10 percent effective February 24, 2005 and will be reduced by an additional 2 percentage points in each of the next four years, until the rate is zero. The proposed rate reductions and their effective dates are set out in the box below:

Effective Date	Proposed Rate
February 24, 2005	8%
March 1, 2006	6%
March 1, 2007	4%
March 1, 2008	2%
March 1, 2009	0%

     The proposed changes affect only the rate; no changes are proposed with respect to the structure or operation of the excise tax on jewellery. The proposed rates apply to deliveries or importations on or after the specified dates, in accordance with the existing provisions of the Excise Tax Act that govern by whom and when the tax is payable.

THE BUDGET PLAN 2005

GST/HST Health Care Rebate

Under the goods and services tax and harmonized sales tax (GST/HST), most supplies made by public sector bodies are exempt. This means that these entities do not charge GST/HST on their exempt supplies, but they cannot recover the GST/HST paid in respect of their purchases related to these supplies by way of input tax credits in the way that businesses making taxable sales can. The public sector body rebate system entitles public sector bodies to claim rebates of the otherwise unrecoverable tax on their inputs. Under this system, hospitals are entitled to a rebate of 83 per cent of the GST and the federal component of the HST that they pay on their purchases used to provide exempt health care supplies, while charities and government-funded non-profit organizations are entitled to a 50-per-cent rebate.

     In recent years, the restructuring by provinces and territories of the delivery of health care services has resulted in some services formerly provided by hospitals being performed by other non-profit institutions entitled to claim the lesser 50-per-cent rebate. In recognition that this restructuring might affect the application of the GST/HST rebate for health care, the 2003 budget announced a review of the rebate to assess and improve its application with respect to health care functions moved outside of hospitals.

     Further to extensive consultations with provincial and territorial health and finance authorities, the budget proposes to extend, effective January 1, 2005, the application of the 83-per-cent rebate to eligible charities and non-profit organizations that provide health care services similar to those traditionally performed in hospitals. Under this proposal:

■  Provincially recognized and funded non-profit public health care facilities established and operated for the medical or surgical treatment of individuals will become eligible for an 83-per-cent rebate of the otherwise unrecoverable GST and federal component of the HST paid on purchases related to their exempt health care operations.

■  Government-funded charities and non-profit organizations that supply ancillary support services to hospitals and eligible health care facilities will also be able to claim an 83-per-cent rebate, as will those that provide therapeutic home care services or palliative care to individuals in their homes.

        The proposed measure, which accommodates the significant variations in health care delivery models across the country, will expand the 83-per-cent rebate to eligible facilities and entities that belong to the following categories:

■  Ambulatory care hospitals, which currently do not qualify for the hospital rebate because they do not have in-patient beds, and day surgery clinics.

ANNEX 8

■  Cancer clinics and other specialized clinics that provide care such as mental health or HIV programs.

■  Community health centres.

■  Facilities that offer high-level therapeutic care.

■  Organizations that provide medical care to individuals in their homes.

■  Regional health authorities that support the delivery of health care within their regions.

■  Entities that provide ancillary support, such as laboratory and diagnostic services and centralized laundry and in-patient meal services, to health care facilities.

     Eligible entities that incur substantially all of their GST/HST during a rebate claim period on goods and services for use in respect of the medical or surgical treatment of individuals and/or the supply of ancillary support services will qualify for the 83-per-cent rebate in respect of the GST and the federal component of the HST that they incur during that period.

     Entities that do not meet the “all or substantially all” threshold described above will be eligible to receive the 83-per-cent rebate to the extent that the GST/HST they pay relates to purchases used in fulfilling their medical mission. Thus, a community health and social service centre that is responsible for the provision of both health and social services to the public but does not meet the “all or substantially all” test will qualify for the 83-per-cent rebate to the extent that the GST/HST it incurs during a claim period relates to goods and services for use in the provision of health care services.

     As a result of the proposal to expand the application of the 83-per-cent rebate, new remittance rates for eligible facilities and entities will be required under the Streamlined Accounting (GST/HST) Regulations, which provide small businesses and public service bodies optional simplified methods of calculating their GST/HST remittances. The new remittance rates will be the same as the current remittance rates for hospital authorities. The new rates will ensure that the appropriate amount of tax is remitted. It is proposed that these new remittance rates apply to reporting periods that end after 2004. However, they will not apply to a reporting period that includes January 1, 2005 in respect of a supply for which consideration was paid or became payable before that date.

     Each HST province determines the rate of rebate for the provincial component of the HST with respect to entities in the HST provinces affected by this proposal.

THE BUDGET PLAN 2005

Tax Administration

International Tax Enforcement

Those who try to evade tax are subject to a wide range of compliance and collection measures, as well as interest and penalty charges. In extreme cases, fines and imprisonment can be imposed under the criminal law. The Canada Revenue Agency (CRA) applies these rules in keeping with the Government’s commitment to the great majority of Canadians who pay their income taxes fully and on time.

     Governments around the world cooperate in the fight against international tax evasion. For example, Canada has treaties with over 80 other countries providing for the exchange of tax-related information. In some cases, Canada and its treaty partners assist in each other’s tax collections. This global cooperation is intensifying, but international tax evasion and aggressive international tax planning continue.

     The budget proposes to invest $30 million annually in enhanced CRA audit and collection activities in this area. These resources will be used to increase audit and compliance capacity with respect to cross-border and international transactions, using a risk-based approach. Additional revenues generated through increased audit and enforcement are expected to offset this cost.

Tobacco Taxation Compliance and Enforcement

Taxing tobacco products at a high and sustainable level is an important element of the Government’s health strategy to discourage smoking among Canadians. Enhancements to tobacco tax compliance and enforcement programs will ensure that the tobacco tax system continues to support the Government’s health goals.

     Through Canada Revenue Agency internal reallocations and this budget’s provision of $8 million of new funding over the next 5 years, compliance and enforcement enhancements will be implemented at three different stages of the production and distribution process:

■  Enhancements to the stamping and marking regime for manufactured tobacco products using new identifiers will clearly indicate whether excise duty has been paid.

■  Additional excise officers will allow for improved inspection and audit of tobacco manufacturers.

■  Increased monitoring of raw leaf tobacco and new tracking mechanisms will better control the supply of raw leaf tobacco from grower to manufacturer.

ANNEX 8

Directors’ Liability for GST/HST Refunds

Under existing provisions in the Excise Tax Act, a director of a corporation can, subject to certain limitations, be held liable for the corporation’s unremitted net goods and services tax and harmonized sales tax (GST/HST) amounts if the director has not exercised due diligence in ensuring that the remittances are made.

     The budget proposes to provide that a director of a corporation may be held liable not only for unremitted net GST/HST amounts, but also for GST/HST net tax refund amounts to which the corporation is not entitled.

     As is currently the case with respect to liability for unremitted net GST/HST amounts, a director’s liability with respect to GST/HST net tax refunds would arise only where the director has not exercised due diligence, the amounts are otherwise unrecoverable, and either the corporation’s liability has been proved during liquidation or bankruptcy proceedings, or an execution for the corporation’s liability in furtherance of a certificate filed with the federal court has been returned unsatisfied.

     The extension of directors’ liability to GST/HST net tax refunds will apply in respect of net tax refund amounts paid on or after Royal Assent.

GST/HST Web Registry

As part of their obligations under the goods and services tax and the harmonized sales tax (GST/HST), registrants are required to ensure that input tax credits are claimed only where GST/HST has been paid to suppliers who are registered for GST/HST purposes. Currently, the sole means available to verify the validity of a supplier’s registration is to contact the Canada Revenue Agency (CRA). A publicly accessible Web-based GST/HST registry is therefore proposed to facilitate the verification of a supplier’s GST/HST registration. This will help streamline the process and ensure that a supplier’s registration information is readily available. The registry will be designed so that only a supplier’s GST/HST registration status may be verified.

     It is intended that this Registry be operational within 12 months of this measure receiving Royal Assent.

THE BUDGET PLAN 2005

Update—Taxation Issues

Deductibility of Interest and Other Expenses

In October 2003, the Department of Finance released for public consultation a package of legislative proposals regarding the deductibility, for income tax purposes, of interest and other expenses. The proposals responded to certain court decisions that departed significantly from what had been the accepted understanding of the law in this area.

     In computing income from a business or property, a taxpayer can deduct many kinds of expenses, provided they were incurred in order to earn the income. A familiar example is interest on borrowed money, which is deductible only if the borrowed money is used for the purpose of earning income from a business or property.

     In this context, “income” had been understood to be a net amount comparable to profit, and to exclude capital gains. The court decisions, however, took a different view: income was read as the equivalent of gross revenue, and the distinction between income and capital gains was blurred.

     The 2003 proposals were intended to restore the law on these points to its more familiar and more appropriate state.

     An extended period of public consultation on the proposals ended in August 2004. Many commentators expressed concerns with the proposals’ structure: in particular, that the proposals’ codification of an objective “reasonable expectation of profit” test might inadvertently limit the deductibility of a wide variety of ordinary commercial expenses. The Department of Finance has sought to respond by developing a more modest legislative initiative that would respond to those concerns while still achieving the Government’s objectives. The Department will, at an early opportunity, release that alternative proposal for comment. This will be combined with a Canada Revenue Agency publication that addresses, in the context of the alternative proposal, certain administrative questions relating to deductibility.

Cross-Border Share-for-Share Exchanges

The 2000 Economic Statement and Budget Update and subsequent budgets indicated the Government’s intention to develop rules that would provide an explicit rollover for cross-border share-for-share exchanges while ensuring that the Canadian tax base was protected. A discussion draft of proposed income tax amendments to implement this initiative will be released in the near future.

ANNEX 8

Other Outstanding Legislative Proposals

There are a number of legislative proposals that remain outstanding. These include:

■  Income tax proposals concerning foreign investment entities and non-resident trusts tabled in Parliament as a Detailed Notice of Ways and Means Motion on October 30, 2003.

■  Draft income tax technical amendments released for public commentary on February 27, 2004.

■  A number of previously announced sales tax technical measures.

     The Government intends to introduce legislation to implement these proposals at a suitable time, consistent with other legislative priorities.

Income Trusts

In the 2004 budget, the Government identified a risk to tax revenue posed by business income trusts, which have grown considerably in recent years. As flow-through entities, business income trusts shift the point of taxation from the corporation to the investor. Where the investor is taxable, the revenue loss to Government is small. However, where the investor is tax-exempt, the net fiscal impact may be significant.

     The 2004 budget noted that expected provincial legislation to limit the liability of investors in income trusts could stimulate additional investment business income trusts, including by tax-exempt entities, thereby contributing to further erosion of tax revenues. Accordingly, to protect tax revenues while still allowing the business income trust market to develop in an orderly manner, the 2004 budget proposed to limit the level of pension fund investment in business income trusts.

     After the tabling of the 2004 budget, however, a number of stakeholders expressed concern about the impact of the proposals. In response, the Government decided to suspend the implementation of these measures and to engage in further consultation.

     The decision in the budget to eliminate the foreign property rule also lifts a restriction that applied, under this rule, to investments in limited partnerships. Limited partnerships have many of the same characteristics, from a tax policy perspective, as business income trusts and other flow-through entities, and correspondingly pose many of the same policy issues.

THE BUDGET PLAN 2005

     The Government will consult stakeholders on tax issues related to business income trusts and other flow-through entities. A consultation paper will be released by the Department of Finance shortly after the budget. The consultation will be open and transparent and will involve third parties to ensure a range of views is engaged on a broad spectrum of options.

     The Government will continue to monitor developments in the markets for business income trusts and other flow-through entities during the consultation process. Future initiatives, if any, will be taken following these consultations and in full consideration of the costs and benefits related to business income trusts and other flow-through entities.

Taxation Agreements with First Nations

In successive budgets since 1997, the Government has expressed its willingness to put into effect taxation arrangements with interested First Nations. To date, the Government has entered into taxation arrangements allowing ten First Nations to levy a tax on sales within their reserves of fuel, tobacco products and alcoholic beverages, and for the nine self-governing Yukon First Nations to levy a personal income tax within their lands and, in 2004, to levy a First Nations goods and services tax within their lands. The Government once again confirms its willingness to discuss and put into effect direct taxation arrangements with interested First Nations.

     The Government of Canada is also prepared to facilitate the entering into of taxation arrangements between provinces/territories and interested First Nations. In 2004, the Government of Canada introduced legislation to provide authority to interested Indian Act bands situated in Quebec to levy direct sales taxes harmonized with any of the sales taxes levied by the Government of Quebec. The Government of Canada remains willing to facilitate such taxation arrangements with any other provincial or territorial government.

Notices of Ways
and Means Motions

ANNEX 8

Notice of Ways and Means Motion to Amend the Income Tax Act

That it is expedient to amend the Income Tax Act to provide among other things:

Basic Personal Amount

     (1) That, there be added to the amount otherwise determined for the basic personal amount

     (a) for 2006, $100,

     (b) for 2007, $100,

     (c) for 2008, $400, and

     (d) for 2009, the greater of $600 and the amount necessary to bring the basic personal amount to $10,000.

     (2) That, there be added to the amount otherwise determined for each of the spouse or common-law partner amount and the equivalent amount for a wholly dependent relative

(a) for 2006, $85,

(b) for 2007, $85,

(c) for 2008, $340, and

(d) for 2009, the greater of $510 and the amount necessary to bring each of the spouse or common-law partner amount and the equivalent amount for a wholly dependent relative to $8,500.

     (3) That, there be added to the amount otherwise determined for the net income threshold for each of the spouse or common-law partner amount and the equivalent amount for a wholly dependent relative

(a) for 2006, $8.50,

(b) for 2007, $8.50,

(c) for 2008, $34, and

(d) for 2009, the greater of $51 and the amount necessary to bring the net income threshold for each of the spouse or common-law partner amount and the equivalent amount for a wholly dependent relative to $850.

THE BUDGET PLAN 2005

Retirement Savings Limits

     (4) That, for the purpose of applying after 2004 the rules relating to registered pension plans, deferred profit sharing plans and registered retirement savings plans, the money purchase limit be

     (a) for years after 2005 and before 2010, the greater of $18,000 indexed after 2005 in accordance with section 147.1 of the Act and

(i) for 2006, $19,000,

(ii)for 2007, $20,000,

(iii) for 2008, $21,000,

(iv) for 2009, $22,000, and

(b) for each year after 2009, the money purchase limit for 2009 indexed after 2009 in accordance with section 147.1 of the Act.

Foreign Property Rule

     (5) That the limit in respect of foreign property that may be held by pension funds and other deferred income plans be eliminated for months that end in the 2005 and subsequent calendar years.

Disability Tax Credit

     (6) That the provisions of the Act relating to the Disability Tax Credit be modified in accordance with proposals described in the budget documents tabled by the Minister of Finance in the House of Commons on February 23, 2005.

Disability Supports Deduction

     (7) That, for the 2005 and subsequent taxation years, there be added to the list of expenses eligible for the disability supports deduction, amounts paid

(a) for deaf-blind intervening services used by an individual who is both blind and profoundly deaf (if paid to persons engaged in the business of providing such services); and

ANNEX 8

     (b) for the following services or devices, if the need for the service or device is certified in writing by a medical practitioner:

(i) job coaching services (other than job placement or career counselling services) provided to an individual with a severe and prolonged impairment (if paid to persons engaged in the business of providing such services),

(ii) reading services provided to an individual who is blind or who has a severe learning disability (if paid to persons engaged in the business of providing such services),

(iii) a device that is a Bliss symbol board for use by an individual who has a speech impairment to help the individual communicate by motioning at the symbols or spelling out words,

(iv) a device that is a Braille note-taker for use by a blind individual to allow that individual to take notes (that can be read back to them or printed or displayed in Braille) with the help of a keyboard,

(v) a device that is a page turner used by an individual with a severe and prolonged impairment that markedly restricts the individual’s ability to use their arms or hands to turn the pages of a book or other bound document, and

(vi) a device or software, designed to be used by a blind individual or an individual with a severe learning disability, to enable the individual to read print (to the extent not already allowed under this deduction).

Refundable Medical Expense Supplement

     (8) That, for the 2005 and subsequent taxation years, the maximum refundable medical expense supplement described in subsection 122.51(2) of the Act be increased to $750.

Registered Education Savings Plans (RESP)

     (9) That, for the 2005 and subsequent taxation years, the maximum period during which contributions may be made to an RESP and the maximum period during which an RESP may be in existence be extended to 25 years and 30 years, respectively, following the year in which the plan was entered into, if

(a) the beneficiary under the RESP is an individual in respect of whom the disability tax credit may be claimed for the 21st year following the year in which the plan was entered into, and

     (b) the RESP does not allow more than one beneficiary at any one time.

THE BUDGET PLAN 2005

Canada Child Tax Benefit—Child Disability Benefit Supplement

     (10) That, for benefits paid after June 2005, the provisions of the Act relating to benefits payable under the Canada Child Tax Benefit—Child Disability Benefit Supplement be modified to increase the Child Disability Benefit supplement to $2,000 in respect of each child who is eligible for the disability tax credit.

Medical Expense Tax Credit

     (11) That, for the 2005 and subsequent taxation years, there be added to the list of expenses eligible for the medical expense tax credit, amounts paid

(a) to purchase, operate and maintain phototherapy equipment for the treatment of psoriasis or other skin disorders;

(b) to operate and maintain an oxygen concentrator;

(c) for deaf-blind intervening services used by an individual who is both blind and profoundly deaf (if paid to persons engaged in the business of providing such services);

(d) for reading services used by an individual who is blind or who has a severe learning disability, if the need for the service is certified in writing by a medical practitioner and paid to persons engaged in the business of providing such services;

(e) for drugs or medical devices obtained under Health Canada’s Special Access Programme;

(f) for the purchase of medical marihuana or marihuana seeds, from Health Canada, for use by a patient who is authorized to possess marihuana for medical purposes under the Marihuana Medical Access Regulations (MMAR) or who holds an Exemption for possession under Section 56 of the Controlled Drugs and Substances Act (CDSA); and

(g) for the purchase of medical marihuana, for use by a patient who is authorized to possess marihuana for medical purposes under the MMAR or who holds an Exemption for possession under Section 56 of the CDSA, from an individual who possesses a Designated-person Production Licence under the MMAR to cultivate or produce marihuana for medical purposes on behalf of that patient or who holds a designated person Exemption for cultivation or production under Section 56 of the CDSA to cultivate or produce marihuana for medical purposes on behalf of that patient.

ANNEX 8

     (12) That, for expenses incurred after February 22, 2005, the provisions of the Act that include as an eligible medical expense reasonable expenses relating to renovations or alterations to a dwelling of a patient who lacks normal physical development or has a severe and prolonged mobility impairment to enable the patient to gain access to, or to be mobile or functional within, the dwelling, be amended to require that such expenses

(a) must be of a type that would not typically be incurred by persons who have normal physical development or who do not have a severe and prolonged mobility impairment; and

(b) must not be of a type that would typically be expected to increase the value of the dwelling.

Medical Expense Tax Credit—Caregiver

     (13) That, for the 2005 and subsequent taxation years, the $5,000 maximum amount referred to in subsection 118.2(1) of the Act that an individual is permitted to claim in respect of certain dependants in calculating the medical expense tax credit be increased to $10,000.

Adoption Expense Tax Credit

     (14) That, for the 2005 and subsequent taxation years,

(a) an individual be entitled to deduct, in computing tax payable under Part I of the Act for a taxation year in which an adoption order is issued by, or recognized by, a government in Canada in respect of an adopted child of the individual, 16% of the lesser of $10,000 (indexed after 2005) and the total of all amounts paid in respect of eligible adoption expenses incurred during the adoption period in respect of that child (to the extent that the individual has not been reimbursed, and is not entitled to be reimbursed, for these expenses),

(b) eligible adoption expenses include

(i) fees paid to an adoption agency licensed by a provincial or territorial government,

(ii) court costs, legal and administrative expenses,

(iii) reasonable travel and living expenses of the child and the adoptive parents,

(iv) document translation fees,

(v) mandatory fees paid to a foreign institution, and

THE BUDGET PLAN 2005

(vi) any other reasonable expenses required by a provincial or territorial government or an adoption agency licensed by a provincial or territorial government,

(c) the adoption period be the period that

(i) begins at the earlier of the time that the child’s adoption file is opened with a provincial or territorial ministry responsible for adoption (or with an adoption agency licensed by a provincial or territorial government) and the time, if any, that an application related to the adoption is made to a Canadian court, and

(ii) ends at the time of the adoption; and

(d) where more than one individual is entitled to a deduction under this paragraph for a taxation year in respect of a particular child, the total of all amounts so deductible not exceed 16% of the lesser of $10,000 (indexed after 2005) and the total of all eligible adoption expenses incurred in respect of that child, and if the individuals cannot agree as to what portion of the amount each can so deduct, the Minister of National Revenue be permitted to apportion the deduction.

Emergency Medical Services Vehicles

     (15) That, for the 2005 and subsequent taxation years, the definition “automobile” in subsection 248(1) of the Act be amended to exclude clearly marked Emergency Medical Services vehicles used to carry paramedics and their emergency medical equipment.

Agricultural Cooperatives

     (16) That the Act be modified to introduce a tax deferral in respect of certain dividends paid by an agricultural cooperative corporation in the form of eligible shares, in accordance with proposals described in the Budget documents tabled by the Minister of Finance in the House of Commons on February 23, 2005.

Tsunami Relief

     (17) That, for the purpose of section 118.1 of the Act, a gift made by an individual after 2004 and before January 12, 2005 be deemed to have been made in the individual’s 2004 taxation year if

(a) the individual claims a charitable donations tax credit in respect of the gift for the 2004 taxation year,

ANNEX 8

(b) the gift was made to a registered charity listed under the International Humanitarian Assistance program of the Canadian International Development Agency,

(c) the individual directed the charity to apply the gift to the tsunami relief effort, and

(d) the gift was in the form of cash or was transferred by way of cheque, credit card or money order.

Corporate Surtax

     (18) That the surtax imposed on corporations by section 123.2 of the Act be eliminated for taxation years that end after December 31, 2007, with proration for taxation years that include that date.

Corporate Tax Rate Reduction

     (19) That, for taxation years that end after 2007, a deduction be provided from the tax otherwise payable under Part I of the Act by a corporation (other than a corporation that is throughout the year an investment corporation, a mortgage investment corporation or a mutual fund corporation), equal to the designated percentage (0.5 per cent for 2008, 1 per cent for 2009, and 2 per cent after 2009, with proration for taxation years that include days in more than one calendar year) of the amount by which the corporation’s taxable income for the year (or, if the corporation is non-resident, its taxable income earned in Canada for the year) exceeds the total of

(a) if the corporation is throughout the year a Canadian-controlled private corporation, the total of

(i) the least of the amounts determined under paragraphs 125(1)( a) to (c) of the Act in respect of the corporation’s small business deduction for the year, and

(ii) the corporation’s aggregate investment income determined under subsection 129(4) of the Act for the year; and

(b) if the corporation is a credit union, the amount in respect of which the corporation applied the deduction from tax provided by subsection 137(3) of the Act.

THE BUDGET PLAN 2005

SR&ED Investment Tax credit

     (20) That, with respect to expenditures made after February 22, 2005 on scientific research and experimental development carried on in Canada, the expression “in Canada” include the exclusive economic zone of Canada as defined in the Oceans Act, including the airspace, seabed and subsoil in respect of that zone.

ANNEX 8

Notice of Ways and Means Motion to Amend the Excise Tax Act

That it is expedient to amend the Excise Tax Act to provide among other things:

Excise Tax on Jewellery

     (1) That the tax rate of ten per cent in paragraphs 5(a) to (c) of Schedule I to the Act be reduced to:

     (a) eight per cent, after February 23, 2005,

     (b) six per cent, after February 28, 2006,

     (c) four per cent, after February 28, 2007,

     (d) two per cent, after February 29, 2008, and

     (e) zero per cent, after February 28, 2009.

GST/HST Health Care Rebate

     (2) That subsection 259(1) of the Act be amended by adding the following in alphabetical order:

“ancillary supply” means

(a) an exempt supply of a service of organizing or coordinating the making of facility supplies or home medical supplies in respect of which supply an amount, other than a nominal amount, is paid or payable to the supplier as medical funding, or

(b) the portion of an exempt supply (other than a facility supply, a home medical supply or a prescribed supply) of property or a service (other than a financial service) that represents the extent of the property or service that is, or is reasonably expected to be, consumed or used for making a facility supply and in respect of which portion an amount, other than a nominal amount, is paid or payable to the supplier as medical funding;

“external supplier” means a charity, a public institution or a qualifying non-profit organization (other than a hospital authority or a facility operator), that makes ancillary supplies, facility supplies or home medical supplies;

THE BUDGET PLAN 2005

“facility operator” means a charity, a public institution or a qualifying non-profit organization (other than a hospital authority), that operates a qualifying facility;

“facility supply” means an exempt supply (other than a prescribed supply) in respect of which

(a) the property or service supplied is made available or rendered to an individual at a public hospital or qualifying facility as part of a medically necessary process of health care for the individual for the purpose of maintaining health, preventing disease or diagnosing or treating an injury, illness or disability, or for the purpose of palliative health care, which process

(i) is undertaken in whole or in part at the public hospital or qualifying facility,

(ii) is reasonably expected to take place under the active direction or supervision, or with the active involvement, of

(A) a physician acting in the course of the practise of medicine,

(B) a midwife acting in the course of the practise of midwifery,

(C) if a physician is not readily accessible in the geographic area in which the process takes place, a nurse practitioner acting in the course of the practise of a nurse practitioner, or

(D) a prescribed person acting in prescribed circumstances, and

(iii) in the case of chronic care, requires that the individual stay overnight at the public hospital or qualifying facility and requires or is reasonably expected to require that

(A) a registered nurse be at the public hospital or qualifying facility at all times when the individual is at the public hospital or qualifying facility,

(B) a physician or, if a physician is not readily accessible in the geographic area in which the process takes place, a nurse practitioner, be at, or be on-call to attend at, the public hospital qualifying facility at all times when the individual is at the public hospital or qualifying facility,

(C) throughout the process, the individual be subject to medical management and receive a range of therapeutic health care services that includes registered nursing care, and

ANNEX 8

(D) it not be the case that all or substantially all of each calendar day or part during which the individual stays at the public hospital or qualifying facility is time during which the individual does not receive therapeutic health care services referred to in clause (C), and

(b) if the supplier does not operate the public hospital or qualifying facility, an amount, other than a nominal amount, is paid or payable as medical funding to the supplier in respect of the supply;

“home medical supply” means an exempt supply (other than a facility supply or a prescribed supply) of property or a service

(a) that is made

(i) as part of a medically necessary process of health care for an individual for the purpose of maintaining health, preventing disease or diagnosing or treating an injury, illness or disability, or for the purpose of palliative health care, and

(ii) after a physician acting in the course of the practise of medicine, or a prescribed person acting in prescribed circumstances, has identified or confirmed that it is appropriate for the process to take place at the individual’s place of residence or lodging (other than a public hospital or a qualifying facility),

(b) in respect of which the property or service supplied is made available or rendered to the individual at the individual’s place of residence or lodging (other than a public hospital or a qualifying facility), on the authorization of a person who is responsible for coordinating the process and under circumstances in which it is reasonable to expect that the person will carry out that responsibility in consultation with, or with ongoing reference to instructions for the process given by, a physician acting in the course of the practise of medicine, or a prescribed person acting in prescribed circumstances,

(c) in respect of which substantially all of the property or services included in the supply are other than meals, accommodation, domestic services of an ordinary household nature, assistance with the activities of daily living and social, recreational and other related services to meet the psycho-social needs of the individual, and

(d) in respect of which an amount, other than a nominal amount, is paid or payable as medical funding to the supplier in respect of the supply;

THE BUDGET PLAN 2005

“medical funding” of a supplier in respect of a supply means an amount of money (including a forgivable loan but not including any other loan or a refund, remission or rebate of, or credit in respect of, taxes, duties or fees imposed under any statute) that is paid or payable to the supplier in respect of health care services for the purpose of financially assisting the supplier in making the supply or as consideration for the supply by

(a) a government, or

(b) a person that is a charity, a public institution or a qualifying non-profit organization

(i) one of the purposes of which is organizing or coordinating the delivery of health care services to the public, and

(ii) in respect of which it is reasonable to expect that a government will be the primary source of funding for the activities of the person in respect of the delivery of health care services to the public during the fiscal year of the person in which the supply is made;

“midwife” means a person who is entitled under the laws of a province to practise the profession of midwifery;

“physician” means a person who is entitled under the laws of a province to practise the profession of medicine;

“qualifying funding” of the operator of a facility for all or part of a fiscal year of the operator means a readily ascertainable amount of money (including a forgivable loan but not including any other loan or a refund, remission or rebate of, or credit in respect of, taxes, duties or fees imposed under any statute) that is paid or payable to the operator in respect of the delivery of health care services to the public for the purpose of financially assisting in operating the facility during the fiscal year or part, as consideration for an exempt supply of making the facility available for use in making facility supplies at the facility during the fiscal year or part or as consideration for facility supplies of property or services that are made available or rendered at the facility during the fiscal year or part and is paid or payable by

(a) a government, or

(b) a person that is a charity, a public institution or a qualifying non-profit organization

(i) one of the purposes of which is organizing or coordinating the delivery of health care services to the public, and

ANNEX 8

(ii) in respect of which it is reasonable to expect that a government will be the primary source of funding for the activities of the person in respect of the delivery of health care services to the public during the fiscal year of the person in which the supply is made;

“specified activities” means activities referred to in any of clauses (4.1)(b)(iii)(B) to (D), other than the operation of a public hospital;

“specified supply” of property of a person means

(a) a taxable supply made to the person at any time after December 31, 2004, of property that was owned on that day by the person or by another person who is related to the person at the time that the supply is made, or

(b) a taxable supply that the person is deemed under subsection 211(4) to have made at any time after December 30, 2004, of property that was, on that day, owned by the person, or by another person who last supplied the property to the person by way of sale and who was related to the person on the day the supply by way of sale was made;

     (3) That the definition “selected public service body” in subsection 259(1) of the Act be amended by striking out the word “or” at the end of paragraph (d), and by adding the following after paragraph (e):

     (f ) a facility operator, or

     (g) an external supplier;

     (4) That paragraph (b) of the definition “specified percentage” in subsection 259(1) of the Act be replaced by the following:

(b) in the case of a hospital authority, a facility operator or an external supplier, 83%,

     (5) That section 259 of the Act be amended by adding the following after subsection (2):

     (2.1) For the purposes of this section, a facility, or part of a facility, other than a public hospital, is a qualifying facility for a fiscal year, or any part of a fiscal year, of the operator of the facility or part, if

(a) supplies of services that are ordinarily rendered during that fiscal year or part to the public at the facility or part would be facility supplies if the references in the definition of that term in subsection (1) to “public hospital or qualifying facility” were references to the facility or part;

(b) an amount, other than a nominal amount, is paid or payable to the operator as qualifying funding in respect of the facility or part for the fiscal year or part; and

THE BUDGET PLAN 2005

(c) an accreditation, licence or other authorization that is recognized or provided for under a law of Canada or a province in respect of facilities for the provision of health care services applies to the facility or part during that fiscal year or part.

     (6) That subparagraphs 259(4.1)(b)(i) to (iii) of the Act be replaced by the following:

(i) the reference in subsection (4) to “specified percentage” were read as a reference to “specified percentage applicable to a selected public service body described in whichever of paragraphs (a) to (g) of the definition of that expression in subsection (1) applies to the person minus 50%”,

(ii) the reference in subsection (4) to “specified provincial percentage” were read as a reference to the greater of “specified provincial percentage applicable to a selected public service body described in whichever of paragraphs (a) to (e) of the definition of that expression in subsection (1) applies to the person minus 50%” and “0%”,

(iii) in the case of a person who is not designated to be a municipality for the purposes of this section, the reference in the description of C in subsection (4) to “designated activities” were read as a reference to

(A) in the case of a person determined to be a municipality under paragraph (b) of the definition “municipality” in subsection 123(1), activities engaged in by the person in the course of fulfilling the person’s responsibilities as a local authority,

(B) in the case of a person acting in the person’s capacity as a hospital authority, activities engaged in by the person in the course of operating a public hospital, operating a qualifying facility for use in making facility supplies, or of making facility supplies, ancillary supplies or home medical supplies,

(C) in the case of a person acting in the person’s capacity as a facility operator, activities engaged in by the person in the course of operating a qualifying facility for use in making facility supplies, or of making facility supplies, ancillary supplies or home medical supplies,

(D) in the case of a person acting in the person’s capacity as an external supplier, activities engaged in by the person in the course of making ancillary supplies, facility supplies or home medical supplies, or

ANNEX 8

(E) in any other case, activities engaged in by the person in the course of operating a recognized degree-granting institution, a college affiliated with, or research body of, such an institution, an elementary or secondary school or a post-secondary college or technical institute, as the case may be, and

(iv) in the case of a person who is not designated to be a municipality for the purposes of this section, the reference in the description of F in subsection (4) to “designated activities” were read as a reference to

(A) in the case of a person determined to be a municipality under paragraph (b) of the definition “municipality” in subsection 123(1), activities engaged in by the person in the course of fulfilling the person’s responsibilities as a local authority, or

(B) in any other case, activities engaged in by the person in the course of operating a recognized degree-granting institution, a college affiliated with, or research body of, such an institution, a public hospital, an elementary or secondary school or a post-secondary college or technical institute, as the case may be.

     (7) That the portion of subsection 259(4.2) of the Act before paragraph (a) be replaced by the following:

     (4.2) For the purposes of determining a rebate payable to a person, in determining an amount under paragraphs 3(a) and 4(a), or paragraph (4.1)(a) if the applicable specified provincial percentage is 0% and the person is a selected public service body described in any of paragraphs (a) to (e) of the definition of that expression in subsection (1) or in paragraph (f) or (g) of that definition if the person is resident in Newfoundland and Labrador, no tax under any of subsection 165(2), sections 212.1 and 218.1 and Division IV.1 payable or deemed to have been paid or collected by the person shall be included

     (8) That the references to “paragraphs (a) to (e)” in subsections 259(7) and (8) of the English version of the Act be replaced by references to “paragraphs (a) to (g)”.

     (9) That section 259 of the Act be amended by adding the following after subsection (13):

     (14) For the purposes of this section, if a person incurs substantially all of the tax that is included in determining the amount of the non-creditable tax charged in respect of property or a service for a claim period of the person acting in the person’s capacity as a hospital authority, a facility operator, or an external supplier, the person is deemed to have incurred all of the tax that is included in determining that amount in the course of fulfilling the person’s responsibilities as a hospital authority, a facility operator or an external supplier, as the case may be.

THE BUDGET PLAN 2005

     (15) Despite subsections (3), (4) and (4.1), for the purpose of applying subsection (4.1) to determine a rebate payable under subsection (3) or (4) to a person that is an external supplier, a facility operator or a hospital authority for a claim period of the person, if the person is required to determine under paragraph (4.1)(b) a particular amount, in respect of a specified supply of property of the person made at any time, that would, if subsection (4) applied to the person, be determined by the formula in paragraph (4)(a) for the claim period, and the percentage used for variable “C” of the formula in determining the particular amount is the extent to which the person intended, at that time, to consume, use or supply the property in the course of specified activities, the particular amount shall be determined by the formula

A x B

     where

     A is the amount that would, in the absence of this subsection, be determined to be the particular amount, and

     B is the amount determined by the formula

(B1-B2)/B1

         where

         B1 is the fair market value of the property at the time of the supply, and

         B2 is the fair market value of the property on January 1, 2005.

     (10) That any enactment founded on paragraphs (2) to (9) apply for the purposes of determining a rebate under section 259 of the Act of a person for claim periods ending on or after January 1, 2005, except that the rebate shall be determined as if those paragraphs had not come into force for the purposes of determining a rebate of a person for the claim period that includes that day in respect of

(a) an amount of tax that became payable by the person before that day;

(b) an amount that is deemed to have been paid or collected by the person before that day; or

(c) an amount that is required to be added in determining the person’s net tax

(i) as a result of a branch or division of the person becoming a small supplier division before that day, or

(ii) as a result of the person ceasing before that day to be a registrant.

ANNEX 8

Directors’ Liability for GST/HST Refunds

     (11) That subsection 323(1) of the Act be replaced by the following:

     323. (1) If a corporation fails to remit an amount of net tax as required under subsection 228(2) or (2.3) or to pay an amount as required under section 230.1 that was paid to, or was applied to the liability of, the corporation as a net tax refund, the directors of the corporation at the time the corporation was required to remit or pay, as the case may be, the amount are jointly and severally, or solidarily, liable, together with the corporation, to pay the amount and any interest on the amount or penalties relating to the amount.

GST/HST Web Registry

     (12) That section 295 of the Act be amended by adding the following after subsection (6):

     (6.1) Upon being provided by any person with information specified by the Minister sufficient to identify a single person and a number, an official may confirm or deny that the following statements are both true:

(a) the identified person is registered under Subdivision d of Division V; and

(b) the number is the business number of the identified person.